                            KINROSS GOLD CORPORATION







                         RENEWAL ANNUAL INFORMATION FORM


                      FOR THE YEAR ENDED DECEMBER 31, 2002






                                DATED MAY 8, 2003


TABLE OF CONTENTS

                                                                                Page Number

ITEM: COVER PAGE............................................................................X

ITEM 2: CORPORATE STRUCTURE.................................................................2

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS.................................................3

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS...............................................5

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION........................................95

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS AND CONSOLIDATED FINANCIAL STATEMENTS.........95

ITEM 7: MARKET FOR SECURITIES..............................................................95

ITEM 8: DIRECTORS AND OFFICERS.............................................................96

ITEM 9: ADDITIONAL INFORMATION.............................................................97

APPENDIX A - PRO FORMA FINANCIAL STATEMENTS...............................................A-1

APPENDIX B - TVX GOLD INC. FINANCIAL STATEMENTS...........................................B-1

APPENDIX C - ECHO BAY FINANCIAL STATEMENTS................................................C-1

CAUTIONARY STATEMENT

This Annual Information Form and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and silver; possible variations in mineral reserves and resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "General Development of the Business - Risk Factors" in this Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CURRENCY AND SHARE INFORMATION PRESENTATION

All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. All share information has been retroactively adjusted to give effect to the three for one consolidation which was completed January 31, 2003.

ITEM 2: CORPORATE STRUCTURE

INCORPORATION

Kinross Gold Corporation (the "Company" or "Kinross") is the continuing corporation resulting from the May 1993 amalgamation under the Ontario Business Corporations Act of CMP Resources Ltd., Plexus Resources Corporation and 1021105 Ontario Corp. The Company and Falconbridge Amalco Inc. ("Falconbridge Amalco"), a corporation that was formed upon the amalgamation of Falconbridge Gold Corporation and FGC Acquisition Inc., then amalgamated on December 31, 1993 by way of arrangement. The Company filed articles of amalgamation on December 29, 2000 in connection with the amalgamation of the Company with La Teko Resources Inc. ("La Teko").

The registered office and principal place of business of the Company is located at Suite 5200, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3Y2.

SUBSIDIARIES AND MANAGEMENT STRUCTURE

Each of the Company's operations is a separate business unit managed by its general manager, who in turn reports to the Chief Operating Officer. Exploration activities outside the operating mine sites, corporate financing, tax planning, additional technical support services, hedging and acquisition strategies are managed centrally. The Company's risk management programs are subject to overview by the Company's Audit Committee and the Board of Directors.

A significant portion of the Company's business is carried on through subsidiaries. A chart showing the names of the significant subsidiaries of the Company and their respective jurisdictions of incorporation is set out below. All subsidiaries are 100% owned unless otherwise noted. Unless otherwise indicated herein, the term "the Company" or "Kinross" includes, collectively, all of the subsidiaries of the Company.

                                [CHART OMITTED]
ORGANIZATION CHART






           Kinross Gold Corporation Chart of Significant Subsidiaries.
                                [PICTURE OMITTED]







ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

The Company is principally engaged in the exploration for and the acquisition, development and operation of gold bearing properties in the Americas, Russia, Greece, Australia and Africa. The Company's principal product and source of cash flow is gold. The general development of the business since the formation of the Company in 1993 and the material transactions over the past three years are outlined below.

The Company's long-term financial objective is growth in cash flow and a return to earnings per share through successful exploration, acquisitions and development of existing and acquired properties. Mine operating plans focus on maximizing the pre-tax cash flow return on investment over the life of the business unit. The Company's key performance measure is cash cost per unit of production.

The Company's operations and reserves are impacted by changes in metal prices. Over the past three years, gold has averaged $287 per ounce and was $343 per ounce on the last trading day of 2002. Subsequent to the end of 2002, gold has traded above $350 per ounce. The Company used a forecast of $300 per ounce as a long-term price at the end of 2002 to estimate reserves and a price of $325 to assess mining assets for impairment. The Company used a forecast of $300 per ounce in 2001 and 2000 to estimate reserves and test for impairment.

In each of the past three years write-downs of the carrying values of certain mining assets were required. In 2002, the Company recorded write-downs and other non-cash charges of $7.7 million, mainly relating to increased reclamation provisions at the closure properties. In 2001, the Company recorded write-downs of $16.1 million, including $11.8 million relating to the Blanket mine due to the Company's inability to manage this operation because of political turmoil creating extreme inflationary pressures within Zimbabwe, difficulty in accessing foreign currency to pay for imported goods and services and civil unrest. The balance of the write-down included additional reclamation accruals for the DeLamar mine reclamation project of $4.3 million. In 2000, the Company recorded write-downs of $72.1 million, including $36.1 million relating to the Refugio mine as a result of the decision to suspend operations in mid-2001 and $36.0 million on various other non-core reclamation projects.

The Company's pro-forma share of proven and probable reserves as at December 31, 2002 was 13.2 million ounces (giving effect to the completion of the TVX and Echo Bay transaction as at that date). These estimates have been calculated using industry standard methodology and the appropriate cut-off grade assuming a long-term gold price of $300 per ounce.

Over the past several years, in response to weak gold prices, the Company took steps to preserve its cash balances and maintain its financial flexibility. Exploration and business development expenditures were $11.6 million in 2002 compared to $7.9 million in 2001 and $11.4 million in 2000. Planned exploration expenditures in 2003 are estimated at $20 million. In addition, capital expenditures were $22.6 million in 2002 compared to $30.4 million in 2001 and $41.6 million in 2000. The 2002 capital expenditures were primarily at the Porcupine Joint Venture and at Fort Knox. Planned capital expenditures, including the newly acquired mines held by TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay"), are estimated at $74 million in 2003 and will be funded from cash flow from operating activities and current cash reserves.

On June 1, 1998, a wholly owned subsidiary of the Company merged (the "Kinam Merger") with Kinam Gold Inc. ("Kinam"), formerly Amax Gold Inc. (unless otherwise indicated herein, the term "Kinam" means Kinam and its subsidiaries). Concurrent with the Kinam Merger, Cyprus Amax Minerals Company ("Cyprus Amax") contributed $135.0 million to Kinross in exchange for 11.7 million common shares of the Company and 2.9 million common share purchase warrants (the "Recapitalization") and 12.7 million common shares of the Company were issued pursuant to a public offering (the "Equity Financing"). As a result of the Kinam Merger, the Recapitalization and the Equity Financing, the Company issued 55 million common shares, representing approximately 56.4% of the common shares outstanding after the Kinam Merger, in addition to the common share purchase warrants to acquire 2.9 million common shares of the Company issued to Cyprus Amax, which subsequently expired unexercised. The purchase price of the Kinam Merger was $337.9 million. Kinam owned various mining properties including the Fort Knox mine near Fairbanks Alaska, a 50% interest in the Refugio mine in Chile and a 50% interest in the Kubaka mine located in the Russian Far East.

In 2001, the Company embarked on a strategy to reduce long-term debt and the costs associated with the outstanding convertible preferred shares of Kinam (the "Kinam Preferred Shares"). The benefit to future consolidated results would be a reduction of interest expense, a reduced accrual of the dividends on the Kinam Preferred Shares and lower non-cash charges such as depreciation, depletion and amortization due to a negative purchase price discrepancy resulting from the transaction being applied to the carrying value of property, plant and equipment since the Kinam Preferred Shares were trading at a discount to their carrying value for financial reporting purposes. During 2001, the Company repaid $46.5 million of long-term debt and acquired 945,400 Kinam Preferred Shares with a carrying value of $48.9 million in exchange for 8.1 million common shares of the Company valued at $23.2 million. The $25.7 million difference in value associated with this transaction was applied against the carrying value of certain property, plant and equipment.

Kinross completed an equity offering in February 2002 pursuant to which 7.7 million common shares were issued for net proceeds of $18.5 million. The majority of funds raised were used for a $16.00 per share cash tender offer for the Kinam Preferred Shares. 670,722 Kinam Preferred Shares were tendered having a book value of $36.6 million and were purchased by Kinross for $10.7 million ($11.4 million including costs of the tender offer). The $25.2 million difference in value associated with this transaction was applied against the carrying value of certain property, plant and equipment.

On July 1, 2002, Kinross entered into a agreement with a wholly owned subsidiary of Placer Dome Inc., Placer Dome (CLA) Limited ("Placer"), to form a joint venture that combined the two companies' respective gold mining operations in the Porcupine district in Ontario, Canada (the "Porcupine Joint Venture"). Placer owns a 51% interest and Kinross owns a 49% interest in the Porcupine Joint Venture, which is operated by a Placer affiliate. Placer contributed the Dome mine and mill and Kinross contributed the Hoyle Pond, Pamour and Nighthawk Lake mines as well as the Bell Creek mill. Capital and operating costs are shared in proportion to each party's ownership interest.

On December 5, 2002, the Company completed a public offering and issued 16.7 million common shares and 25.0 million common share purchase warrants for net proceeds of $83.7 million. Three common share purchase warrants can be exercised on or before December 5, 2007, for one Kinross common share at an exercise price of Cdn.$15.00.

On February 27, 2003, Kinross entered into a credit facility with a syndicate of financial institutions for the provision of a $125 million revolving credit facility maturing December 31, 2005 to be used for the purpose of replacing existing letters of credit outstanding under an existing secured credit agreement and for additional letters of credit required for the TVX and Echo Bay financial assurance requirements for mine closure with various regulatory bodies. The credit facility is secured by first ranking security interests in substantially all of Kinross' (and its subsidiaries) assets and properties and also contains a number of financial and operating covenants. The covenants include (but are not limited to) a leverage ratio of net debt to operating cash flow, an interest coverage ratio of operating cash flow to interest expense, minimum unencumbered cash balances, and minimum proven and probable reserves.

On June 10, 2002, the Company, TVX and Echo Bay entered into a combination agreement, for the purpose of combining the ownership of their respective businesses. The combination was effected by way of a plan of arrangement under the Canada Business Corporations Act on January 31, 2003.

Also on June 10, 2002, TVX and a subsidiary of TVX entered into agreements with a subsidiary of Newmont Mining Corporation ("Newmont") pursuant to which TVX acquired Newmont's 50% non-controlling interest in the TVX Newmont Americas joint venture ("TVX Newmont J/V") for an aggregate purchase price of $180.0 million. The acquisition closed on January 31, 2003.

Pursuant to the combination, TVX amalgamated with a newly-formed, wholly-owned subsidiary of the Company, and each holder of TVX common shares received 2.1667 common shares of the Company. Shareholders of Echo Bay (other than the Company) received 0.1733 common shares of the Company for each Echo Bay common share. The Company issued 177.8 million common shares with a fair value of $1,269.8 million with respect to the combination with TVX and Echo Bay.

The TVX Newmont J/V held interests in various operating mines located in Canada, Brazil and Chile. The production from the TVX Newmont J/V in 2002 was 473,603 ounces of gold equivalent. Echo Bay held interests in various operating mines in Canada and the United States. Echo Bay's share of production from these mines in 2002 was 522,208 ounces of gold equivalent.


ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

The material properties of Kinross are the following:

                                                                  PROPERTY
PROPERTY                                                          OWNERSHIP
--------                                                          ---------

Fort Knox Mine(1).............................................     100%(2)
Porcupine Joint Venture(3) ...................................      49%
Kubaka Mine(4) ...............................................      98.1%(5)
La Coipa(6)...................................................      50%
Crixas(7).....................................................      50%
Brasilia(8)...................................................      49%
Musselwhite(9)................................................      32%
Round Mountain(10)............................................      50%

----------
Notes:
(1) The True North property is subject to various net smelter return royalties, ranging from 3.5% to 5%. The Ryan Lode project is subject to various net smelter return royalties ranging from 3% to 5% and annual rental payments of $150,000.
(2) Kinross holds a 100% interest in the properties forming part of the Fort Knox mine except for the Gil property in which Kinross holds an 80% interest.
(3) The Porcupine Joint Venture was formed pursuant to an agreement with Placer dated July 1, 2002. The Hoyle Pond mine is subject to two tonnage based royalties for which $0.1 million was expensed in 2002. A 2% net smelter royalty is payable on production from the Preston, Paymaster and Vedron properties.
(4) The Kubaka mine is subject to royalty and production based taxes which amounted to 6.7% in 2002.
(5) As of March 26, 2003, the Company's increased its interest in the Kubaka Mine to 98.1% from 54.7%. All historical productive and mineral reserve and resources information contained herein are based on the Company's 54.7% interest as of December 31, 2002.
(6) No royalties are applicable on gold and silver produced but an annual preferred dividend of $1.8 million is payable.
(7) The Crixas mine is subject to a mining tax of 1% or net sales and a profits tax of 3% of net sales.

(8) The Brasilia mine is subject to a royalty 0.33% of net sales, a mining tax of 1% of net sales and a profits tax of 3% of net sales.
(9) The Musselwhite mine is a 5% net profits royalty and a 3.75% net profits royalty. $0.2 million was paid as an advance on these royalties in 2002.
(10) The Round Mountain mine is subject to a net smelter returns royalty ranging from 3.53% to 6.35%. During 2002, this royalty averaged 3.5%. Production is also subject to a gross revenue royalty of 3.0%.

OPERATIONS

The Company's share of production in 2002 was derived from the mines in Canada (21%), the United States (47%), Russia (25%), South America (1%) and Africa (5%)








                                [PICTURE OMITTED]
                    Map of World showing locations of Mines









The following table summarizes production by Kinross in the last three years:


YEARS ENDED DECEMBER 31,                                                             2002            2001            2000
                                                                                     ----            ----            ----
Attributable gold equivalent production - ounces...........................        888,643          944,803        943,798

Gold sales - ounces (excluding equity accounted ounces)....................        848,513          907,149        897,428

Included in attributable gold equivalent production is silver production converted into gold production using a ratio of the average spot market prices of gold and silver for the three comparative years. The ratios were 67.24:1 in 2002, 62.00:1 in 2001 and 56.33:1 in 2000.

Gold Equivalent Production (Kinross) (ounces)


The following table sets forth Kinross' gold equivalent production for each of its operating assets in the last three years:

YEARS ENDED DECEMBER 31,                                                             2002            2001            2000
                                                                                     ----            ----            ----
PRIMARY OPERATIONS:........................................................
Fort Knox..................................................................         410,519        411,221         362,959
Porcupine Joint Venture....................................................         189,464        156,581         140,441
Kubaka.....................................................................         220,972        237,162         244,641
                                                                                    -------        -------         -------
   Sub total...............................................................         820,955        804,964         748,041
                                                                                    -------        -------         -------

OTHER OPERATIONS:
Refugio....................................................................          13,047         67,211          85,184
Blanket....................................................................          41,612         39,592          34,571
Denton-Rawhide (1).........................................................          11,162         17,713          29,361
Andacollo (1)..............................................................           1,858         11,718          21,030
Hayden Hill ...............................................................               -          1,887           9,582
Guanaco....................................................................               -          1,718          16,029
                                                                                    -------        -------         -------
  Sub total................................................................          67,679        139,839         195,757
                                                                                    -------        -------         -------
  Total....................................................................         888,634        944,803         943,798
                                                                                    =======        =======         =======
------------
Note:
(1)  The 49% interest in the Denton-Rawhide mine was sold to Pacific Rim on March 31, 2000 for common shares of Pacific Rim. As a result of this transaction and the sale to Pacific Rim of certain other assets, Kinross' share of production represents its equity ownership percentage for the above periods.

GOLD EQUIVALENT PRODUCTION (TVX) (OUNCES)

The following table sets forth TVX's gold equivalent production for each of its operating assets in the last three years:

YEARS ENDED DECEMBER 31,                                                             2002            2001            2000
                                                                                     ----            ----            ----

La Coipa (1)...............................................................         149,284        155,915         174,706
Crixas (1).................................................................          93,660         96,157          96,400
Brasilia (1)...............................................................         110,035         91,588         112,104
New Britannia (1)..........................................................          53,745         57,264          52,756
Musselwhite (1)............................................................          66,879         74,577          78,284
                                                                                    -------        -------         -------
  Total....................................................................         473,603        475,501         514,250
                                                                                    =======        =======         =======
------------
Note:
(1)  Includes Newmont's 50% share of the TVX Newmont J/V.

GOLD EQUIVALENT PRODUCTION (ECHO BAY) (OUNCES)

The following table sets forth Echo Bay's gold equivalent production for each of its operating assets in the last three years:

YEARS ENDED DECEMBER 31,                                                             2002            2001            2000
                                                                                     ----            ----            ----

GOLD PRODUCTION
Round Mountain.............................................................         377,747        373,475         320,064
Lupin......................................................................         113,835        139,327         117,729
Kettle River...............................................................          30,626         50,349          94,086
McCoy/Cove (1).............................................................          16,501         94,633         162,784
                                                                                    -------        -------         -------
  Total Gold Production....................................................         538,709        657,784         694,663
                                                                                    =======        =======         =======

SILVER PRODUCTION
McCoy/Cove                                                                        1,470,094      6,451,425      12,328,297
                                                                                  ---------      ---------      ----------
Gold Equivalent ounces (McCoy/Cove)(2)                                               22,617        104,561         221,334
                                                                                    -------        -------         -------
  Total Gold Equivalent Production                                                  561,326        762,345         915,997
                                                                                    =======        =======         =======

------------
Notes:
(1)  The McCoy/Cove complex was conveyed to a subsidiary of Newmont effective February 7, 2003 and was therefore not part of the assets acquired and liabilities assumed of Echo Bay pursuant to the combination.
(2)  McCoy/Cove completed running and processing activities on March 31, 2002. The average silver to gold ratio was 65.00:1 in 2002 compared to 61.70:1 in 2001 and 55.70:1 in 2000. This ratio was used in computing equivalent ounces for the purposes of computing cash costs per ounce.

                                                                                                                                   7

CALCULATION OF CASH COSTS, PRODUCTION COSTS AND REALIZED REVENUE AND RECONCILIATION TO THE STATEMENT OF OPERATIONS

Total cash costs, production costs and realized revenue are furnished to provide additional information and are non-GAAP measures. These measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles.

KINROSS

YEARS ENDED DECEMBER 31,                                                           2002            2001           2000
   (IN MILLIONS EXCEPT UNIT COSTS)                                                 ----            ----           ----
CASH COSTS
  Operating expense per financial statements...............................    $   174.8        $    180.7     $    189.6
  Operating costs for non-consolidated production..........................         13.4               7.4            9.4
  Operating costs for E - Crete............................................         (3.2)             (2.5)            --
  Site restoration cost accruals...........................................         (3.0)             (1.9)          (2.7)
  Care, maintenance, severance and other...................................         (1.2)             (2.7)          (5.4)
  Change in bullion inventory..............................................         (2.0)              1.5             --
                                                                               ---------        ----------     ----------
Total cash costs of production.............................................    $   178.8        $    182.5     $    190.9
                                                                               =========        ==========     ==========

  Gold ounces produced.....................................................      888,643           944,803        943,798
Total cash costs per equivalent ounce of gold..............................    $     201        $      193     $      202

REALIZED REVENUE
  Mining revenue per financial statement...................................        261.0             270.1          271.0
  Silver revenue...........................................................         (1.4)             (1.3)          (3.2)
                                                                               ---------        ----------     ----------
                                                                               $   259.6        $    268.8     $    267.8
                                                                               =========        ==========     ==========

  Gold ounces sold.........................................................      848,513           907,149        897,428

Total realized revenue per ounce...........................................    $     306        $      296     $      298

TVX

YEARS ENDED DECEMBER 31,                                                           2002            2001           2000
   (IN MILLIONS EXCEPT UNIT COSTS)                                                 ----            ----           ----
CASH COSTS
  Cost of sales per financial statements...................................    $   121.3        $    108.1     $    106.8
  Stratoni cost of sales...................................................        (34.6)            (22.5)         (16.0)
                                                                               ---------        ----------     ----------
Total cash costs of production.............................................    $    86.7        $     85.6     $     90.8
                                                                               =========        ==========     ==========

Gold equivalent ounces sold (1)............................................      475,753           474,890        508,744
Total cash costs per equivalent ounce of gold..............................    $     182        $      180     $      178

REALIZED REVENUE
  Mining revenue per financial statement...................................        184.8             158.3          170.0
  Stratoni revenue.........................................................        (31.0)            (24.2)         (16.2)
                                                                               ---------        ----------     ----------
                                                                               $   153.8        $    134.1     $    153.8
                                                                               =========        ==========     ==========

Gold equivalent ounces sold................................................      475,753           474,890        508,744

Total realized revenue per ounce...........................................    $     323        $      282     $      302

------------
Notes:
(1)  Includes Newmont's 50% share of the TVX Newmont J/V.


ECHO BAY

YEARS ENDED DECEMBER 31,                                                           2002            2001           2000
   (IN MILLIONS EXCEPT UNIT COSTS)                                                 ----            ----           ----
CASH COSTS
  Operating costs per financial statements.................................    $   128.1        $    175.3     $    173.4
  Royalties per financial statements.......................................          7.8               7.6            8.0
  Production taxes per financial statements................................          1.2               0.2            2.5
  Change in bullion inventory..............................................         (3.9)             (5.5)           3.5
                                                                               ---------        ----------     ----------
Total cash costs of production.............................................    $   133.2        $    177.6     $    187.4
                                                                               =========        ==========     ==========

Gold equivalent production - ounces .......................................      561,326           762,345        915,997
Total cash costs per equivalent ounce of gold..............................    $     237        $      233     $      204

REALIZED REVENUE
  Mining revenue per financial statement...................................        206.5             237.7          281.0
  Silver revenue...........................................................         (9.2)            (34.1)         (65.2)
                                                                               ---------        ----------     ----------
                                                                               $   197.3        $    203.6     $    215.8
                                                                               =========        ==========     ==========

Gold ounces sold...........................................................      547,024           667,015        676,439

Total realized revenue per ounce...........................................    $     361        $      305     $      319

The above non-GAAP measures have been calculated on a consistent basis in each period. For reasons of comparability, cash costs, production costs and realized revenue do not include certain items such as property write-downs which do not occur in all periods but are included under GAAP in the determination of net earnings or loss.

Total cash costs and production costs are calculated in accordance with "The Gold Industry Production Cost Standard". Cash costs, production costs and realized revenue may not be comparable to similarly titled measures of other companies.

Total cash costs, production costs and realized revenue are used by management to assess profitability and cash flow of individual operations as well as to compare with other precious metal producers.

SEGMENTED INFORMATION (KINROSS)

                                                                REPORTABLE OPERATING SEGMENTS
                                              ------------------------------------------------------------
                                                                                                            CORPORATE
                                                HOYLE/                                                         AND
                                              PORCUPINE    KUBAKA   FORT KNOX  BLANKET   REFUGIO   E-CRETE    OTHER        TOTAL
                                              ---------   --------  ---------  -------   -------   -------   -------    -----------
FOR THE YEAR ENDED DECEMBER 31, 2002:
Total cash costs (1):
  Operating expense per financial statements  $    38.6   $   28.6   $   99.2  $    --   $   3.9   $   3.2   $   1.3    $    174.8
  Operating costs for non-consolidated
    production..............................         --         --         --     10.1        --        --       3.3          13.4
  Site restoration costs....................       (1.5)      (0.8)      (1.0)      --        --        --        --          (3.3)
  Change in bullion inventory...............        1.5       (0.1)      (2.9)      --      (0.5)       --        --          (2.0)
  Management fees...........................         --        1.6         --       --       0.1        --        --           1.7
  Operating costs not related to gold
    production..............................       (0.6)        --         --       --      (1.1)     (3.2)     (0.9)         (5.8)
                                              ---------   --------   --------  -------   -------   -------   -------    ----------
Total cash costs of production..............  $    38.0   $  $29.3   $   95.3  $  10.1   $   2.4   $    --   $   3.7    $    178.8
                                              =========   ========   ========  =======   =======   =======   =======    ==========

Equivalent gold ounces produced.............    189,464    220,972    410,519   41,612    13,047        --    13,020       888,634
                                              =========   ========   ========  =======   =======   =======   =======    ==========

Total cash costs per ounce..................        201        133        232      243       186        --       284           201

FOR THE YEAR ENDED DECEMBER 31, 2001

Total cash costs (1):
  Operating expense per financial statements  $    29.1  $    34.1   $   82.9  $  11.2   $  17.4   $   2.5   $   3.5    $    180.7
  Operating costs for non-consolidated
    production..............................         --         --         --       --        --        --       7.4           7.4
  Site restoration costs....................       (0.2)      (0.4)      (1.2)    (0.1)       --        --        --          (1.9)
  Change in bullion inventory...............        0.7       (1.6)       3.3       --      (0.9)       --        --           1.5
  Management fees...........................         --        2.5         --       --       0.2        --        --           2.7
  Operating costs not related to gold              (1.1)      (1.5)        --       --      (0.3)     (2.5)     (2.5)         (7.9)
    production..............................  ---------   --------   --------  -------   -------   -------   -------    ----------
Total cash costs of production..............  $    28.5   $   33.1   $   85.0  $  11.1   $  16.4   $    --   $   8.4    $    182.5
                                              =========   ========   ========  =======   =======   =======   =======    ==========

Equivalent gold ounces produced.............    156,581    237,162    411,221   39,592    67,211        --    33,036       944,803
                                              =========   ========   ========  =======   =======   =======   =======    ==========

Total cash costs per ounce..................  $     182   $    140   $    207  $   279   $   242   $    --   $   263    $      193

                                                                REPORTABLE OPERATING SEGMENTS
                                              ------------------------------------------------------------
                                                                                                            CORPORATE
                                                HOYLE/                                                         AND
                                              PORCUPINE    KUBAKA   FORT KNOX  BLANKET   REFUGIO   E-CRETE    OTHER        TOTAL
                                              ---------   --------  ---------  -------   -------   -------   -------    -----------
FOR THE YEAR ENDED DECEMBER 31, 2000
Total cash costs (1):
  Operating expense per financial statements  $    33.7   $   33.7   $   74.8  $   8.4   $  26.4   $   1.3   $  11.3    $    189.6
  Operating costs for non-consolidated
    production..............................         --         --         --       --        --        --       9.4           9.4
  Site restoration costs....................       (0.1)      (0.8)      (1.3)    (0.1)     (0.4)       --        --          (2.7)
  Management fees...........................         --        1.1         --       --       0.4        --        --           1.5
  Operating costs not related to gold
    production..............................       (4.2)        --         --       --      (0.8)     (1.3)     (0.6)         (6.9)
    production..............................  ---------   --------   --------  -------   -------   -------   -------    ----------
Total cash costs of production..............  $    29.4   $   34.0   $   73.5  $   8.3   $  25.6   $    --   $  20.1    $    190.9
                                              =========   ========   ========  =======   =======   =======   =======    ==========

Equivalent gold ounces produced.............    140,441    244,641    362,959   34,571    85,184        --    76,002       943,798
                                              =========   ========   ========  =======   =======   =======   =======    ==========

Total cash costs per ounce..................  $     209   $    139   $    203  $   236   $   300   $    --   $   263    $      202

--------------
Note:
(1)  The item total cash costs is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles. There are no differences computing operating costs under U.S. GAAP. Therefore, total cash costs per ounce computed in accordance with U.S. GAAP are unchanged from the Canadian GAAP amounts.

SEGMENTED INFORMATION (TVX)

                                                                     REPORTABLE OPERATING SEGMENTS
                                                  ------------------------------------------------------------------
                                                                                     MUSSEL-      NEW
                                                  LA COIPA    BRASILIA    CRIXAS      WHITE    BRITANNIA    STRATONI      TOTAL
FOR THE YEAR ENDED DECEMBER 31, 2002:             --------    --------   --------   --------   ---------    --------    ---------
Total cash costs (1):
  Cost of sales per financial statements....      $   33.7    $   18.1   $    8.4   $   15.5    $   11.1    $   34.6    $   121.3
  Cost of sales not related to gold production          --          --         --         --          --       (34.6)       (34.6)
                                                  --------    --------   --------   --------    --------    --------    ---------
Total cash costs of production..............      $   33.6    $   18.1   $    8.4   $   15.5    $   11.1    $     --    $    86.7
                                                  ========    ========   ========   ========    ========    ========    =========

Equivalent gold ounces sold.................       148,481     108,326     96,071     67,926      54,949          --      475,753
                                                  ========    ========   ========   ========    ========    ========    =========

Total cash costs per ounce..................      $    226    $    167   $     88   $    228    $    202    $     --    $     182

FOR THE YEAR ENDED DECEMBER 31, 2001

Total cash costs (1):
  Cost of sales per financial statements....      $   32.1    $   18.0   $   10.8   $   14.3    $   10.5    $   22.5    $   108.2
  Cost of sales not related to gold production          --          --         --         --          --       (22.5)       (22.5)
                                                  --------    --------   --------   --------    --------    --------    ---------
Total cash costs of production..............      $   32.1    $   18.0   $   10.8   $   14.3    $   10.5    $     --    $    85.7
                                                  ========    ========   ========   ========    ========    ========    =========

Equivalent gold ounces sold.................       152,709      93,774     97,876     74,219      56,312          --      474,890
                                                  ========    ========   ========   ========    ========    ========    =========

Total cash costs per ounce..................      $    210    $    191   $    110   $    192    $    187    $     --    $     180

FOR THE YEAR ENDED DECEMBER 31, 2000

Total cash costs (1):
  Cost of sales per financial statements....      $   37.3    $   19.4   $   10.6   $   12.5    $   11.0    $   16.0    $   106.8
  Cost of sales not related to gold production          --          --         --         --          --       (16.0)       (16.0)
                                                  --------    --------   --------   --------    --------    --------    ---------
Total cash costs of production..............      $   37.3    $   19.4   $   10.6   $   12.5    $   11.0    $     --    $    90.8
                                                  ========    ========   ========   ========    ========    ========    =========

Equivalent gold ounces sold.................       176,375     108,406     94,550     77,747      51,666          --      508,744
                                                  ========    ========   ========   ========    ========    ========    =========

Total cash costs per ounce..................      $    211    $    179   $    112   $    161    $    213    $     --    $     178

----------------
Note:
(1)  The item total cash costs is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles. There are no differences computing operating costs under U.S. GAAP. Therefore, total cash costs per ounce computed in accordance with U.S. GAAP are unchanged from the Canadian GAAP amounts.

                                                                                                                                  10

SEGMENTED INFORMATION (ECHO BAY)

                                                                       REPORTABLE OPERATING SEGMENTS
                                                           ---------------------------------------------------

                                                              ROUND                     KETTLE        MCCOY/
                                                            MOUNTAIN       LUPIN        RIVER          COVE        TOTAL
                                                           ----------    ---------    ---------     ----------   ---------
FOR THE YEAR ENDED DECEMBER 31, 2002:
Total cash costs (1):
  Operating costs per financial statements..               $    68.3     $    37.2    $     9.2     $     13.5   $  128.2
  Royalties per financial statements........                     7.6            --          0.1             --        7.7
  Production taxes per financial statements.                     1.5            --          0.1           (0.4)       1.2
  Change in bullion inventory...............                     1.0           0.4         (0.7)          (4.6)      (3.9)
                                                           ---------     ---------    ---------     ----------   --------
Total cash costs of production..............               $    78.4     $    37.6    $     8.7     $      8.5   $  133.2
                                                           =========     =========    =========     ==========   ========

Equivalent gold ounces produced.............                 377,747       113,835       30,626         39,118    561,326
                                                           =========     =========    =========     ==========   ========

Total cash costs per ounce..................               $     207     $     330    $     283     $      214   $    237

FOR THE YEAR ENDED DECEMBER 31, 2001

Total cash costs (1):
  Operating costs per financial statements..               $    72.0     $    34.7    $    15.6     $     53.0   $  175.3
  Royalties per financial statements........                     6.9            --          0.5            0.2        7.6
  Production taxes per financial statements.                     0.7            --          0.1           (0.6)       0.2
  Change in bullion inventory...............                    (1.2)         (0.5)        (1.0)          (2.8)      (5.5)
                                                           ---------     ---------    ---------     ----------   --------
Total cash costs of production..............               $    78.4     $    34.2    $    15.2     $     49.8   $  177.6
                                                           =========     =========    =========     ==========   ========

Equivalent gold ounces produced.............                 373,475       139,327       50,349        199,194    762,345
                                                           =========     =========    =========     ==========   ========

Total cash costs per ounce..................               $     210     $     246    $     299     $      250   $    233

FOR THE YEAR ENDED DECEMBER 31, 2000

Total cash costs (1):
  Operating costs per financial statements..               $    60.5     $    22.9    $    20.1     $     69.9   $  173.4
  Royalties per financial statements........                     5.6            --          1.2            1.3        8.1
  Production taxes per financial statements.                     0.3            --          0.1            2.1        2.5
  Change in bullion inventory...............                     2.1           2.2          0.3           (1.2)       3.4
                                                           ---------     ---------    ---------     ----------   --------
Total cash costs of production..............               $    68.5     $    25.1    $    21.7     $     72.1   $  187.4
                                                           =========     =========    =========     ==========   ========

Equivalent gold ounces produced.............                 320,064       117,729       94,086        384,118    915,997
                                                           =========     =========    =========     ==========   ========

Total cash costs per ounce..................               $     213     $     213    $     232     $      187   $    204

-------------
Note:
(1)  The item total cash costs is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles. There are no differences computing operating costs under U.S. GAAP. Therefore, total cash costs per ounce computed in accordance with U.S. GAAP are unchanged from the Canadian GAAP amounts.

MARKETING

Gold is a metal that is traded on world markets, with benchmark prices generally based on the London market (London fix). Gold has two principal uses: product fabrication and bullion investment. Fabricated gold has a wide variety of end uses, including jewelry manufacture (the largest fabrication component), electronics, dentistry, industrial and decorative uses, medals, medallions and official coins. Gold bullion is held primarily as a store of value and a safeguard against the collapse of paper assets denominated in fiat currencies. The Company sells all of its refined gold to banks, bullion dealers, and refiners. The Company's sales to major customers that exceeded 10% of total sales were $190.6 million to five customers during 2002 and $148.6 million to four customers in
2001. Due to the size of the bullion market and the above ground inventory of bullion, activities by the Company will generally not influence gold prices. The Company believes that the loss of any of these customers would have no material adverse impact on the
Company because of the active worldwide market for gold.

                                                                                                                                  11

The following table sets forth for the years indicated the high and low London Bullion Market afternoon fixing prices for gold:

      YEAR                          HIGH                            LOW
      ----                          ----                            ---
      1998                        $313.15                         $273.40
      1999                        $325.50                         $252.80
      2000                        $312.70                         $263.80
      2001                        $293.25                         $255.95
      2002                        $349.30                         $277.75

MINERAL RESERVES AND MINERAL RESOURCES

The following tables sets forth the Company's estimated mineral reserves and mineral resources for each of its properties which contain mineral reserves:

MINERAL RESERVE AND RESOURCE STATEMENT PROVEN AND PROBABLE MINERAL RESERVES (1,3,4,5,6)
KINROSS GOLD CORPORATION'S PRO-FORMA SHARE AT DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
PROPERTY             LOCATION   OPERATOR    KINROSS           PROVEN                   PROBABLE             PROVEN AND PROBABLE
                                            INTEREST  TONNES  GRADE    OUNCES  TONNES   GRADE    OUNCES   TONNES   GRADE   OUNCES
                                              (%)     (,000)  (G/T)    (000S)  (,000)   (G/T)    (000S)   (,000)   (G/T)   (000S)
------------------------------------------------------------------------------------------------------------------------------------
GOLD
Fort Knox             USA       Kinross       100.0   56,938   0.84    1,531   33,758    0.77       841   90,696    0.81    2,372
True North                      Kinross       100.0    1,476   0.84       40    4,986    1.66       266    6,462    1.47      306
Ryan Lode                       Kinross       100.0        -      -        -        -       -         -        -       -        -
Gil                             Kinross        80.0        -      -        -        -       -         -        -       -        -

Fort Knox and area    USA       Kinross       100.0   58,414   0.84    1,571   38,744    0.89     1,107   97,158    0.86    2,678
Hoyle Pond            Canada    Placer Dome    49.0      161  12.94       67      274   12.49       110      435   12.66      177
Pamour (Pit)          Canada    Placer Dome    49.0    2,476   1.42      113   15,222    1.38       674   17,698    1.38      787
Dome                  Canada    Placer Dome    49.0    5,358   1.03      177    5,359    2.00       344   10,717    1.51      521
Owl Creek (Pit)       Canada    Placer Dome    49.0        -      -        -        -       -         -        -       -        -
Other PJV             Canada    Placer Dome    49.0        -      -        -        -       -         -        -       -        -

Porcupine JV (8,16)   Canada    Placer Dome    49.0    7,995   1.39      357   20,855    1.68     1,128   28,850    1.60    1,485
Kubaka Stockpile      Russia    Kinross        54.7      887   3.79      108        -       -         -      887    3.79      108
Kubaka UG             Russia    Kinross        54.7       33  22.62       24       33       -        24       66   22.62       48
Birkachan OP          Russia    Kinross        54.7        -      -        -        -       -         -        -       -        -

Kubaka                Russia    Kinross        54.7      920   4.46      132       33   22.62        24      953    5.09      156
Blanket               Zimbabwe  Kinross       100.0    1,054   3.25      110    1,083    4.31       150    2,137    3.78      260
Vubachikwe tailings   Zimbabwe  Kinross       100.0        -      -        -      545    1.14        20      545    1.14       20

Blanket               Zimbabwe  Kinross       100.0    1,054   3.25      110    1,628    3.25       170    2,682    3.25      280

Refugio               Chile     Kinross        50.0   11,275   0.96      347   12,280    0.91       359   23,555    0.93      706
------------------------------------------------------------------------------------------------------------------------------------

SUBTOTAL                                              79,658   0.98    2,517   73,540    1.18     2,788  153,198    1.08    5,305
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Brasilia (14)         Brazil    Rio Tinto Zinc 49.0  156,457   0.43    2,163   24,402    0.43       337  180,859    0.43    2,500
Round Mtn             USA       Kinross        50.0   42,893   0.59      815   44,247    0.75     1,060   87,140    0.67    1,875
Musselwhite (16)      Canada    Placer Dome    32.0    2,804   5.67      511    1,008    4.81       156    3,812    5.44      667
La Coipa (16)         Chile     Placer Dome    50.0   14,037   1.15      518    3,766    1.05       127   17,803    1.13      645
Crixas (15)           Brazil    Anglogold      50.0    1,392   7.64      342      526    8.04       136    1,918    7.75      478
Lupin Mine            Canada    Kinross       100.0      765   8.09      199      440    9.40       133    1,205    8.57      332
New Britannia         Canada    Kinross        50.0      131   4.75       20      953    4.50       138    1,084    4.53      158
Aquarius (12)         Canada    Kinross       100.0        -      -        -   15,900    2.33     1,189   15,900    2.33    1,189
Kettle River          USA       Kinross       100.0       17   7.32        4        -       -         -       17    7.32        4
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                             218,496   0.65    4,572   91,242    1.12     3,276  309,738    0.79    7,848
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

TOTAL GOLD                                           298,154   0.74    7,089  164,782    1.14     6,064  462,936    0.88   13,153
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                                  12

------------------------------------------------------------------------------------------------------------------------------------
PROPERTY             LOCATION   OPERATOR     KINROSS             PROVEN                   PROBABLE             PROVEN AND PROBABLE
                                             INTEREST   TONNES   GRADE   OUNCES   TONNES   GRADE   OUNCES    TONNES   GRADE   OUNCES
                                              (%)       (,000)   (G/T)   (000S)   (,000)   (G/T)   (000S)    (,000)   (G/T)   (000S)
------------------------------------------------------------------------------------------------------------------------------------
SILVER
------------------------------------------------------------------------------------------------------------------------------------
Kubaka Stockpile      Russia    Kinross        54.7%       887    10.59       302       -       -       -       887    10.6     302
Kubaka UG             Russia    Kinross        54.7%        33    23.56        25      33   23.56      25        66    23.6      50
------------------------------------------------------------------------------------------------------------------------------------
Kubaka                Russia    Kinross        54.7        920     11.1       327      33    23.6      25       953    11.5     352
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
La Coipa (16)         Chile     Placer Dome    50.0     14,037     58.3    26,295   3,766    47.4   5,743    17,803    56.0  32,038
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SILVER                                            14,957     55.4    26,622   3,799    47.2   5,768    18,756    53.7  32,390
------------------------------------------------------------------------------------------------------------------------------------

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms "measured" and "indicated" resources. U.S. investors are advised that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. INVESTORS ARE
CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO PROVEN AND PROBABLE
RESERVES.

MINERAL RESERVE AND RESOURCE STATEMENT
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE RESERVES) (2,3,5,6,7)
KINROSS GOLD CORPORATION'S PRO-FORMA SHARE AT DECEMBER 31, 2002

                                                                                                           MEASURED AND
    PROPERTY            LOCATION   OPERATOR      KINROSS       MEASURED               INDICATED              INDICATED
                                                INTEREST   TONNES      GRADE       TONNES     GRADE       TONNES    GRADE
                                                   (%)     (,000)      (G/T)       (,000)     (G/T)       (,000)    (G/T)
--------------------------------------------------------------------------------------------------------------------------
GOLD
Fort Knox                USA        Kinross       100.0     3,879       0.81       11,345     0.65         15,224   0.69
True North               USA        Kinross       100.0         -          -          823     1.38            823   1.38
Ryan Lode                USA        Kinross       100.0         -          -        3,027     2.37          3,027   2.37
Gil                      USA        Kinross        80.0         -          -        2,593     1.28          2,593   1.28

Fort Knox and area (10)  USA        Kinross       100.0     3,879       0.81       17,788     1.07         21,667   1.02
Hoyle Pond               Canada     Placer Dome    49.0        21       8.89           38     6.55             59   7.38
Pamour (Pit)             Canada     Placer Dome    49.0        87       0.72        1,136     1.07          1,223   1.04
Dome                     Canada     Placer Dome    49.0         -          -        4,525     1.72          4,525   1.72
Owl Creek (Pit)          Canada     Placer Dome    49.0       480       2.66          542     2.30          1,022   2.47
Other PJV                Canada     Placer Dome    49.0         -          -            -        -              -      -

Porcupine JV (8,9,16)    Canada     Placer Dome    49.0       588       2.59        6,241     1.68          6,829   1.76
Kubaka Stockpile         Russia     Kinross       54.7%         -          -            -        -              -      -
Kubaka UG                Russia     Kinross       54.7%         -          -            -        -              -      -
Birkachan OP             Russia     Kinross       54.7%       166      10.95            -        -            166  10.95
Kubaka (11)              Russia     Kinross        54.7       166      11.05            -        -            166  11.05
Blanket Mine             Zimbabwe   Kinross      100.0%         -          -          571     4.36            571   4.36
Vubachikwe tailings      Zimbabwe   Kinross      100.0%         -          -          121     1.29            121   1.29

Blanket                  Zimbabwe   Kinross       100.0         -          -          692     3.82            692   3.82

Refugio (13)             Chile      Kinross        50.0     4,575       0.75       21,810     0.75         26,385   0.75
George Lake              Canada     Kinross      100.0%         -          -        1,825    11.81          1,825  11.81
Goose Lake               Canada     Kinross      100.0%         -          -        1,185    11.31          1,185  11.31

George-Goose Lake (12)   Canada     Kinross       100.0         -          -        3,010    11.61          3,010  11.61
Selene                   Australia  Kinross      100.0%         -          -          802     2.17            802   2.17
Mt. Henry                Australia  Kinross      100.0%         -          -        1,141     2.34          1,141   2.34
North Scotia             Australia  Kinross      100.0%         -          -          207     6.46            207   6.46

Norseman (13)            Australia  Kinross       100.0         -          -        2,150     2.68          2,150   2.68

Delamar                  USA        Kinross       100.0       610       0.61        1,863     1.90          2,473   1.58
--------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                                    9,818       1.05       53,554     1.73         63,372   1.63
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Brasilia (13,14)         Brazil     Rio Tinto      49.0    14,700       0.46       69,580     0.38         84,280   0.39
Round Mtn                USA        Kinross        50.0       795       0.63        5,506     0.68          6,301   0.68
Musselwhite (16)         Canada     Placer Dome    32.0     1,049       6.26          771     6.41          1,820   6.32
La Coipa (16)            Chile      Placer Dome    50.0       260       0.48          149     0.63            409   0.53
Crixas (15)              Brazil     Anglogold      50.0         -          -            -        -              -      -
Lupin Mine (13)          Canada     Kinross       100.0         -          -            -        -              -      -

                                                                                                                      13

                                                                                                           MEASURED AND
    PROPERTY            LOCATION   OPERATOR      KINROSS       MEASURED               INDICATED              INDICATED
                                                INTEREST   TONNES      GRADE       TONNES     GRADE       TONNES    GRADE
                                                   (%)     (,000)      (G/T)       (,000)     (G/T)       (,000)    (G/T)
--------------------------------------------------------------------------------------------------------------------------
New Britannia            Canada     Kinross        50.0        25       3.73          766     4.79            791   4.76
Aquarius (12,13)         Canada     Kinross       100.0         -          -            -        -              -      -
Kettle River (13)        USA        Kinross       100.0         -          -           22     5.66             22   5.66
Gurupi (12)              Brazil     Kinross       100.0         -          -       60,385     1.39         60,385   1.39
--------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                                   16,829       0.83      137,179     0.90        154,008   0.89
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
TOTAL GOLD                                                 26,647       0.91      190,733     1.13        217,380   1.11
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Kubaka Stockpile         Russia     Kinross        54.7%        -          -            -        -              -      -
Kubaka UG                Russia     Kinross        54.7%        -          -            -        -              -      -
Birkachan OP             Russia     Kinross        54.7%      166      25.30            -        -            166   25.5
--------------------------------------------------------------------------------------------------------------------------
Kubaka (11)              Russia     Kinross        54.7       166       25.5            -        -            166   25.5
Delamar                  USA        Kinross       100.0        610      64.8        1,863     39.2          2,473   45.5
--------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                                      776       56.4        1,863     39.2          2,639   44.2
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
La Coipa (16)            Chile     Placer Dome     50.0       260       35.1          149     29.9            409   33.2
--------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                                      260       35.1          149     29.9            409   33.2
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
TOTAL SILVER                                                1,036       51.0        2,012     38.5          3,048   42.7
--------------------------------------------------------------------------------------------------------------------------

------------
Notes:
(1)  Unless otherwise noted, the Company's reserves are estimated using appropriate cut-off grades derived from an assumed gold price of $300 per ounce, and a silver price of $4.75 per ounce. Reserves are estimated using current and/or projected process recoveries, operating costs and mine plans that are unique to each property and include actual and/or assumed allowances for dilution and mining recovery.
(2)  Unless otherwise noted, the Company's resources are estimated using appropriate cut-off grades derived from an assumed gold price of $325 per ounce and a silver price of $4.75 per ounce.
(3)  The Company's reserves and resources as at December 31, 2002 are classified in accordance with the Canadian Institute of Mining
     Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves, Definition and Guidelines" as per Canadian
     Securities Administrator's National Instrument 43-101 ("NI 43-101") requirements.
(4)  The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 promulgated by the United States
     Securities and Exchange Commission.
(5)  Individuals supervising, preparing and otherwise responsible for the Company's reserve and resource estimates presented in this disclosure are listed in a separate table and meet the definition of a "qualified person" as described by NI 43-101.
(6)  The Company's normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate reserves and resources. Independent data verification has not been performed.
(7)  Resources, unlike reserves, do not have demonstrated economic viability.
(8)  Includes the undeveloped Pamour deposit which is subject to permitting from Canadian authorities. The permits necessary to commence mining of the mineral reserves contained in the existing Pamour pit, referred to as the phase one mine plan, have been maintained in good standing and require administrative reactivation. Additional permits are required to mine south of the existing Pamour pit, which is outside the phase one mine plan. There is a high level of assurance that the project will receive all required permits for development.
(9)  Includes mineral resources from the undeveloped Owl Creek deposit which is subject to permitting from Canadian authorities.
(10) Includes mineral resources from the undeveloped Gil and Ryan Lode deposits in the Fort Knox area. The Company holds a 100%
     interest in the properties forming the Fort Knox area except for the Gil property in which the Company holds an 80% interest.
(11) Includes mineral resources from the undeveloped Birkachan deposit which is subject to permitting from Russian authorities.
(12) Undeveloped property, development assumes successful permitting allowing mining operations to be conducted.
(13) Resources estimated using an assumed gold price of $300 per ounce.
(14) Operated by Rio Tinto plc.
(15) Operated by AngloGold Ltd.
(16) Operated by Placer Dome Inc.

                                                                                                                                  14

             MINERAL RESERVES AND RESOURCES
         RECOVERY AND CUT-OFF GRADE ASSUMPTIONS
----------------------------------------------------------------
GOLD                                                                                     RESERVE DRILL SPACING
----------------------------------------------------------------
       Property            Average             Average                  ---------------------------------------------------------
                           Process           Gold Cut-off
                         Recovery (%)        Grade(s) (g/t)             ---------------------------------------------------------
----------------------------------------------------------------        Property                  Proven           Probable
Fort Knox                   85.6                 0.48                                              (m)               (m)
----------------------------------------------------------------
True North                  85.0                 0.68                   ---------------------------------------------------------
----------------------------------------------------------------        Fort Knox                     36.6              48.8
Ryan Lode                                        1.19                   ---------------------------------------------------------
----------------------------------------------------------------        True North                 N/A                  30.5
Gil                                              0.50                   ---------------------------------------------------------
----------------------------------------------------------------        Hoyle Pond                     7.6              15.2
Round Mtn                 16 to 85           0.21 to 0.34               ---------------------------------------------------------
----------------------------------------------------------------        Pamour                     N/A                   7.6
Hoyle Pond                  88.0                 7.52                   ---------------------------------------------------------
----------------------------------------------------------------        Dome                          24.4              48.8
Dome UG                   91.6-92.8           3.8 - 8.3                 ---------------------------------------------------------
----------------------------------------------------------------        Kubaka                         6.1               6.1
Dome pit                    88.0                 0.70                   ---------------------------------------------------------
----------------------------------------------------------------        Refugio                        7.6               7.6
Pamour (OP)                 84.0                 0.96                   ---------------------------------------------------------
----------------------------------------------------------------        Brasilia                     100.0             150.0
Owl Creek (OP)                                                          ---------------------------------------------------------
----------------------------------------------------------------        Round Mtn                     15.2              30.5
Aquarius                    95.0%                0.60                   ---------------------------------------------------------
----------------------------------------------------------------        Musselwhite                   50.0              50.0
Musselwhite                 95.0             3.25 - 4.00                ---------------------------------------------------------
----------------------------------------------------------------        La Coipa                      25.0              50.0
Lupin                       93.0            5.5 to 8.3 g/t              ---------------------------------------------------------
----------------------------------------------------------------        Crixas                        25.0              50.0
New Britannia               93.8                 3.26                   ---------------------------------------------------------
----------------------------------------------------------------        Lupin Mine                     4.5              22.9
Kettle River                83.5                 5.31                   ---------------------------------------------------------
----------------------------------------------------------------        New Britania                  15.2              61.0
Goldbanks                   79.8%                0.21                   ---------------------------------------------------------
----------------------------------------------------------------        Aquarius                      25.0              25.0
George Lake                 92.0%                7.00                   ---------------------------------------------------------
----------------------------------------------------------------        Kettle River                  22.9              22.9
Goose Lake                  92.0%                7.00                   ---------------------------------------------------------
----------------------------------------------------------------
Delamar                     91.0%           1.27 g/t Au EQ
----------------------------------------------------------------
Brasilia                    79.14                0.30
----------------------------------------------------------------
La Coipa                    80.4             0.45 - 0.92
----------------------------------------------------------------
Refugio                     67.2%                0.48
----------------------------------------------------------------
Crixas                      92-95            3.07 to 7.33
----------------------------------------------------------------
Gurupi                   86.5-93.5%          0.25 - 0.50
----------------------------------------------------------------
Kubaka stockpiles           97.5%                2.45
----------------------------------------------------------------
Birkachan OP                97.5%                2.97
----------------------------------------------------------------
Kubaka ug                   97.5%                8.13
----------------------------------------------------------------
Kubaka                      97.5             2.66 - 8.82
----------------------------------------------------------------
Blanket                     87.0                 3.30
----------------------------------------------------------------
Blanket tailings            57.0                 0.00
----------------------------------------------------------------
Norseman Mt Henry           85-90             1.25-1.32
----------------------------------------------------------------
Norseman Selene             85.0%                          1.16
----------------------------------------------------------------
Norseman N Scotia           95.0%                          0.92
----------------------------------------------------------------
SILVER
----------------------------------------------------------------
Delamar                     78.0%           1.27 g/t Au EQ
----------------------------------------------------------------
La Coipa                    59.2             28.0 - 58.4
----------------------------------------------------------------

                                                                                                                                  15

Reserve reconciliation is shown in the following table:

                                           Kinross Share
 -------------------------------------------------------------------------------
       Property      Reserve (oz)   Production    Other increase   Reserve (oz)
                     December 31   Depletion (oz) (decrease) in    December 31
                        2001           2002        reserves (oz)      2002

 GOLD (000'S OZS)
 Fort Knox             2,367           (276)           281           2,372
 True North              491           (140)           (45)            306
 Ryan Lode               225              -           (225)              -
 Gil                       -              -              -               -
 -------------------------------------------------------------------------------
 Fort Knox and area    3,083           (489)            84           2,678
 Hoyle Pond              407           (169)           (61)            177
 Pamour (Pit)            753              -             34             787
 Dome                      -           (75)            596             521
 Owl Creek (Pit)           -                                             -
 Other PJV                 -                                             -

 Porcupine JV          1,160           (207)           532           1,485
 Kubaka Stockpile         78            (18)            48             108
 Kubaka                  272           (229)           (43)              -
 Kubaka UG                 -              -             48              48
 Birkachan OP              -              -              -               -
 Kubaka                  350           (226)            32             156
 Blanket                 276            (27)            11             260
 Vubachikwe tailings      53            (15)           (18)             20

 Brasilia              2,491           (140)           149           2,500
 Round Mtn             2,244           (590)           220           1,874
 Musselwhite             733            (70)             4             667
 La Coipa                800           (119)           (36)            645
 Crixas                  499            (98)            77             478
 Lupin Mine              350           (123)           105             332
 New Britannia           180            (57)            35             158

 SILVER (000's ozs)
 -------------------------------------------------------------------------------
 Kubaka                  500           (375)           226             351
 La Coipa             38,190         (6,100)           (52)         32,038
 -------------------------------------------------------------------------------

MINERAL RESERVES AND RESOURCES
QUALIFIED PERSONS
-----------------------------------------------------------------------------------------------------------------------------------
  Property        Primary          Company          Qualification           Secondary          Company        Qualification
                     QP                                                     QP
-----------------------------------------------------------------------------------------------------------------------------------
Fort Knox        T. Wilton         Kinross          PGeo                    V. Miller       Kinross       PE
Round Mtn        F. Fenne          Echo Bay         PGeo                    R. Bullis       Echo Bay      P Geo
Porcupine JV     A. Still          Placer Dome      PGeo                    J. Monaghan     Placer Dome   Chief Engineer
Aquarius         R. Bullis         Echo Bay Mines   PGeo
Musselwhite      A. Cheatle        Placer Dome      Chief Geo               R. Usher        Placer Dome   Chief Engineer
Lupin            R.A. Hureau       Echo Bay         PGeo                    R. Bullis       Echo Bay      PGeo
New Britannia    B. Lewis          TVX              PGeo                    M Hodgson       TVX           Mgr. Tech Services

Kettle River     D. Hussey         Echo Bay         PGeo                    R. Bullis       Echo Bay      PGeo
Goldbanks        V. Miller         Kinross          PE
George Lake      D. Cater          Kinross          PGeo                    S. Juras        MRDI          P.Geo
Goose Lake       D. Cater          Kinross          PGeo                    R. Risto        WGM           P.Geo
Delamar          D. Cuvelier       Kinross          PE

Brasilia         M.A. Barelochi    Rio Tinto        Geologist CREA          F.B. Marques    Rio Tinto     Geologist CREA

La Coipa         J. Ochoa          Placer Dome      Chief Engineer AusIMM   M. Rubio        Placer Dome   Geologist AusIMM
Refugio          V. Miller         Kinross          PE

Crixas           W. Yamaoka        AngloGold        Geologist AusIMM        M G de Simoni   AngloGold     Engineer AusIMM
Gurupi           A. Schneider      TVX              Consultant
Skouries         M Hodgson         TVX              Mgr. Tech Services
Olympias         M Hodgson         TVX              Mgr. Tech Services
Kubaka           R. Falletta       Kinross          PE                      S. Anderson     Kinross       Mine Engineer
Blanket          M. Michaud        SRK              PGeo                    H. Waldeck      SRK           Principal Mining Engineer
-----------------------------------------------------------------------------------------------------------------------------------
Norseman         B. Butler         Kinross          AusIMM
-----------------------------------------------------------------------------------------------------------------------------------
Stratoni         M Hodgson         TVX              Mgr. Tech Services
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                                  16

ENVIRONMENTAL REGULATIONS

The Company's exploration activities and mining and processing operations are subject to the federal, state, provincial, regional and local environmental laws and regulations in the jurisdictions in which the Company's facilities are located. In all jurisdictions in which the Company operates, environmental licenses, permits and other regulatory approvals are required in order to engage in exploration, mining and processing, and mine closure activities. Regulatory approval of a detailed plan of operations and a comprehensive environmental impact assessment is required prior to initiating mining or processing activities or for any substantive change to previously approved plans. In all jurisdictions in which the Company operates, specific statutory and regulatory requirements and standards must be met throughout the life of the mining or processing operations in regard to air quality, water quality, fisheries and wildlife protection, archaeological and cultural resources, solid and hazardous waste management and disposal, the management and transportation of hazardous chemicals, toxic substances, noise, community right-to-know, land use, and reclamation. The Company is currently in compliance in all material respects with all applicable environmental laws and regulations.

In 1998, Lassen Gold Mining Inc. (a subsidiary of the Company ) was identified as a Potentially Responsible Party ("PRP") under the U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C. ss.ss.9601, et seq.; the Resource Conservation and Recovery Act, as amended 42 U.S.C. ss.ss.6901, et seq.; and the California Hazardous Substances Account Act, as amended, the California Health and Safety Code ss.ss. 25300 et seq., in connection with the PRC Patterson Superfund Site. The Company became a member of the Patterson Environmental Trust that funded the site remediation. The total paid to the Trust by the Company was $175,552. As more PRPs were identified and became contributors to the Trust or participated in funding remediation separately, the amount of funds held by the Trust exceeded the financial obligation. In 2001, in accordance with a Cash-Out Settlement Agreement, the Company was refunded $152,308. The Company may receive a supplemental distribution when settlement is reached with the additional PRPs and from accrued interest in the Trust escrow account. All remediation and restoration activities have been completed at the PRC Patterson Superfund site. The Company no longer has any liability associated with the site.

Other than as disclosed above, the Company is not a PRP in any other CERCLA action.

RISK FACTORS

NATURE OF MINERAL EXPLORATION AND MINING

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a gold-bearing structure may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which the Company has an interest will result in profitable commercial mining operations.

The operations of the Company are subject to the hazards and risks normally incident to exploration, development and production of gold, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of the Company may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Company has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on its invested capital.

REGULATORY AND ENVIRONMENTAL RISKS

The Company's mining and processing operations and exploration activities in the Americas, Russia, Greece, Australia, Africa and other countries and regions are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. Compliance with these laws and regulations requires significant expenditures and increases the Company's mine development and operating costs. Changes in regulations and laws could adversely affect the Company's operations or substantially increase the costs associated with those operators.

In all jurisdictions, permits from various governmental authorities are necessary in order to engage in mining operations. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, the Company may be required to submit for government approval a reclamation plan and to pay for the reclamation of the mine site upon the completion of mining activities. The Company estimates its share of reclamation closure obligations as at December 31, 2002 at $70.4 million based on information currently available. As at December 31, 2002, the Company has accrued $57.0 million of this liability. The Company will continue to accrue this liability on a unit-of-production basis over the remaining reserves. In addition, the Company plans reclamation spending of approximately $18.2 million in 2003 as part of its plan to get as many closure projects as possible to post closure monitoring by the end of 2005.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Company's ownership of a property. To the extent the Company is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company.

INFRASTRUCTURE

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

RESERVE AND RESOURCE ESTIMATES

The figures for reserves and resources presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold or increases in the costs to recover gold at the Company's mines may render the mining of ore reserves uneconomical and require the Company to take a write-down of the asset or to discontinue development or production. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and probable reserves at the Company's mines and development projects were calculated based upon a gold price of $300 per ounce and measures and indicated resources were calculated based upon a gold price of $325 per ounce. Prolonged declines in the market price of gold may render reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could reduce materially the Company's reserves and resources. Should such reductions occur, material write downs of the Company's investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow.

The estimates of mineral reserves and resources attributable to a specific property of the Company are based on accepted engineering and evaluation principles. The estimated amount of contained gold in proven and probable reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates in this Annual Information Form are based on various assumptions relating to gold prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward or upward revision of current estimates.

UNCERTAINTY INVOLVING MINERAL RESOURCES

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

NEED FOR ADDITIONAL MINERAL RESERVES

Because mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its mineral reserves as its mines produce gold and silver. The life-of-mine estimates included in this Annual Information Form for each of the Company's material properties may not be correct. The Company's ability to maintain or increase its annual production of gold and silver will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines.

OPERATIONS OUTSIDE OF NORTH AMERICA

The Company has mining and exploration operations in South America, Russia, Greece, Australia and Africa and such operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

There is no assurance that future political and economic conditions in these countries will not result in these governments adopting different policies respecting foreign development and ownership of mineral resources. Any such changes in policy may result in changes in laws affecting ownership of assets, foreign investment, taxation, rates of exchange, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of the Company to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties for which it has obtained exploration, development and operating rights to date. The possibility that a future government of these countries may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

The Company is subject to the considerations and risks of operating in Russia. The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, extensive currency controls and high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory and political developments.

Russian laws, licenses and permits have been in a state of change and new laws may be given a retroactive effect. It is also not unusual in the context of dispute resolution in Russia for parties to use the uncertainty in the Russian legal environment as leverage in business negotiations. In addition, Russian tax legislation is subject to varying interpretations and constant change. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of the Company's Russian operations may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Company's Russian operations may be assessed additional taxes, penalties and interest, which could be significant. The periods remain open to review by the tax authorities for three years.

The Company is subject to risks relating to an uncertain or unpredictable political and economic environment in Brazil and Chile. In the short term, significant macroeconomic instability in the region is expected to negatively impact the business environment and may lead to longer term negative changes in the national approaches taken to ownership by foreign companies of natural resources.

TVX Hellas, a subsidiary of the Company, owns the Hellenic Gold Properties which are in located northeastern Greece and cover an area of 31,400 hectares. These properties include the Olympias project, the Skouries gold-copper deposit and the Stratoni lead-silver and zinc mine and mill. On January 9, 2003, the Greek Ministry of Development ordered TVX Hellas to suspend mining beneath the village of Stratoniki. The order was to be lifted upon the receipt of new mining permits, which occurred on February 18, 2003. Operations were suspended pursuant to the order, but they were not re-commenced once the revised permits were issued, as the Company is attempting to negotiate a settlement and possible exit strategy with the Greek Government. Pending the outcome of these discussions, TVX Hellas filed a petition for bankruptcy, although the court hearing confirming the bankruptcy has not yet been held.

The Greek Government has undertaken initiatives to create a viable long-term ownership structure to facilitate the re-opening of the Stratoni mine. It is expected that representatives of the new potential owners will meet to set in motion the legal processes for the creation of the new ownership structure. The proposed ownership structure includes the Company, a Greek mining enterprise, a group of Greek construction companies, local Prefectural and Municipal authorities and the Alpha Group, which comprises three individuals with whom TVX has been involved in litigation since 1995. It is currently contemplated that the Olympias project would be owned by the new ownership structure and that Kinross would contribute $10 million to the venture. For the transitional period, the Company has agreed with the Greek Government that it will maintain the operation of the water treatment plant at the Stratoni mine for the protection of the environment. It is currently contemplated that the Skouries deposit would continue to be owned by TVX.

In the event that these negotiations breakdown, TVX Hellas may have significant financial obligations, including severance, environmental and contractual liabilities. In addition, TVX's interest in the Hellenic Gold Properties is subject to the claims of the Alpha Group described under "Legal Proceedings".

LICENSES AND PERMITS

The operations of the Company require licenses and permits from various governmental authorities. Such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

GOLD PRICES

The profitability of any gold mining operations in which the Company has an interest will be significantly affected by changes in the market price of gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued.

HISTORY OF LOSSES

The Company had net losses of $30.9 million, $36.3 million and $125.4 million for 2002, 2001 and 2000, respectively. The Company's ability to operate profitably in the future will depend on the success of its principal mines and on the price of gold. There can be no assurance that the Company will be profitable.

TITLE TO PROPERTIES

The validity of mining claims which constitute most of the Company's property holdings in the Americas, Russia, Greece, Australia and Africa may, in certain cases, be uncertain and is subject to being contested. The Company's titles, particularly title to undeveloped properties, may be defective.

Certain of the Company's United States mineral rights consist of unpatented lode mining claims. Unpatented mining claims may be located on U.S. federal public lands open to appropriation, and may be either lode claims or placer claims depending upon the nature of the deposit within the claim. In addition, unpatented mill site claims, which may be used for processing operations or other activities ancillary to mining operations, may be located on federal public lands that are non-mineral in character. Unpatented mining claims and mill sites are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the federal government of the United States. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of U.S. federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. The General Mining Law of the United States, which governs mining claims and related activities on U.S. federal public lands, includes provisions for obtaining a patent, which is essentially equivalent to fee title, for an unpatented mining claim upon compliance with certain statutory requirements (including the discovery of a valuable mineral deposit).

COMPETITION

The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than the Company, in the search for and the acquisition of attractive mineral properties. The ability of the Company to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

ADDITIONAL CAPITAL

The mining, processing, development and exploration of the Company's properties, may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

INSURANCE

The Company's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company's operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

CURRENCY RISK

Currency fluctuations may affect the revenues which the Company will realize from its operations as gold is sold in the world market in United States dollars. The costs of the Company are incurred principally in Canadian dollars, United States dollars, Russian rubles, Chilean pesos, Brazilian reals and also in Zimbabwean dollars. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold and silver production in US dollar terms. From time to time, the Company transacts currency hedging to reduce the risk associated with currency fluctuations. There is no assurance that its hedging strategies will be successful. Currency hedging may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on the Company's financial position. While the Russian ruble, Chilean peso, Brazilian real and the Zimbabwean dollar are currently convertible into Canadian and United States dollars, there is no guarantee that they will continue to be so convertible.

JOINT VENTURES

Some of the mines in which the Company owns interests are operated through joint ventures with other mining companies and are subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company's future cash flows, earnings, results of operations and financial condition. These risks include the following:

     - inability to exert influence over strategic decisions made in respect of joint venture properties;
     - disagreement with partners on how to develop and operate mines efficiently;
     - inability of partners to meet their obligations to the joint venture or third parties; and
     -    litigation between partners regarding joint venture matters.

ROYALTIES

The Company's mining properties are subject to various royalty and land payment agreements. Failure by the Company to meet its payment obligations under these agreements could result in the loss of related property interests.

COMMODITY HEDGING

The Company has historically reduced its exposure to gold and silver price fluctuations by engaging in hedging activities. There is no assurance that the Company will continue to implement a hedging policy, or any other hedging techniques, or that, if they are continued, the Company will be able to achieve in the future realized prices for gold produced in excess of average London market prices as a result of its hedging activities. Hedging may not protect adequately against declines in the price of gold and silver. Although hedging may protect the Company from a decline in the price of gold and silver, it may also prevent the Company from benefiting fully from price increases. Hedging of gold and silver may require margin activities. Sudden fluctuations in the price of gold or silver could result in margin calls that could have an adverse effect on the financial position of the Company.

LABOUR AND EMPLOYMENT MATTERS

While the Company has good relations with both its unionized and non-unionized employees, production at the Company's mines is dependent upon the efforts of the Company's employees. In addition, relations between the Company and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. Adverse changes in such legislation or in the relationship between the Company with its employees may have a material adverse effect on the Company's business, results of operations and financial condition.

FOREIGN SUBSIDIARIES

The Company conducts operations through foreign subsidiaries and joint ventures, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company's valuation and stock price.

ACQUISITION STRATEGY

As part of the Company's business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or to negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company's business.

MARKET PRICE OF COMMON SHARES

The Common Shares are listed on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE"). The Company's share price is likely to be significantly affected by short-term changes in gold or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Company's performance that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company's business may be limited if investment banks with research capabilities do not continue to follow the Company's securities; the lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of common shares and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company's shares to be delisted from the NYSE, further reducing market liquidity.

As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect the Company's long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

DIVIDEND POLICY

No dividends on the common shares have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company's board of directors after taking into account many factors, including the Company's operating results, financial condition and current and anticipated cash needs.

FUTURE SALES OF COMMON SHARES BY EXISTING SHAREHOLDERS

Sales of a large number of common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company's ability to raise capital through future sales of common shares. Substantially all of the common shares of the Company can be resold without material restriction either in the United States, in Canada or both.

KEY EXECUTIVES

The Company is dependent on the services of key executives, including its Chief Executive Officer and a small number of highly skilled and experienced executives and personnel. The loss of these persons or the Company's inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

LEGAL PROCEEDINGS

The Company is a party to legal proceedings. If decided adversely to the Company, the legal proceedings may have an adverse effect on its financial condition or prospects. See "Legal Proceedings".

EMPLOYEES

At December 31, 2002, the Company and its subsidiaries employed approximately 2,443 persons. The Company's employees in the United States and Canada, are predominately non-unionized. At the Porcupine Joint Venture a three-year Collective Bargaining Agreement was ratified on November 1, 2002. The Company considers its employee relations to be good.

MATERIAL PROPERTIES

The Company is principally engaged in the exploration for, and acquisition, development and operation of, gold-bearing properties. The material properties of Kinross are as follows:

     o    100% interest in the Fort Knox mine near Fairbanks, Alaska, United
          States;

     o 49% interest in the Hoyle Pond mine and a 49% interest in the Dome mine, both near Timmins, Ontario, Canada, through its 49% interest in the Porcupine Joint Venture;

     o 98.1% interest in the Kubaka mine in the Magadan Oblast situated in far east Russia;

     o    50% interest in the La Coipa mine in Chile;

     o    50% interest in the Crixas mine in Brazil;

     o    49% interest in the Brasilia mine in Brazil;

     o    32% interest in the Musselwhite mine in Ontario, Canada; and

     o    50% interest in the Round Mountain mine in Nevada, United States;

In addition, the Company holds a 100% interest in the Blanket mine, situated in Zimbabwe, Africa, a 100% interest in the Kettle River mine in Washington, United States, a 100% interest in the Lupin mine in Nunavut Territory, Canada, a 50% interest in the New Britannia mine in Manitoba, Canada, a 100% interest in certain development and operating assets in Greece referred to as the Hellenic Gold Complex (which includes the Stratoni base metals operations and the Skouries development project), which interest is subject to a 12% carried interest and a right to acquire a 12% participating interest in favour of certain third parties, and other mining properties in various stages of exploration, development, reclamation and closure.

All production data is presented on a 100% basis with the exception of gold equivalent production, which represents the Company's proportionate share.

FORT KNOX MINE AND AREA, ALASKA

The Company is the owner of the Fort Knox mine located in Fairbanks North Star Borough, Alaska. The Fort Knox mine includes the main Fort Knox open pit mine, mill, and tailings storage facility, the True North open pit mine, which commenced production in 2001, the Ryan Lode project and an 80% ownership interest in the Gil property that is subject to a joint venture agreement with Teryl Resources Corp ("Teryl"). The Company's ownership interest in the Fort Knox mine was acquired as a result of the Kinam Merger on June 1, 1998. The Fort Knox property has been pledged as security against the syndicated credit facility which supports, inter-alia, $25.0 million of industrial revenue bonds outstanding as at December 31, 2002.

A report entitled "Technical Report on the Fort Knox and True North Deposits, Fairbanks North Star Borough, Alaska USA" dated April 4, 2003 (the "Fort Knox Report") has been prepared for the Company by Victor J. Miller, P.E., senior planning engineer, and Dean T. Wilton, P.G., technical services manager, both of Fairbanks Gold Mining, Inc., a subsidiary of the Company. The following summaries of the Fort Knox deposit and True North deposit have been prepared from the Fort Knox Report and, in some cases, are extracts from the Fort Knox Report.

PROPERTY DESCRIPTION AND LOCATION

FORT KNOX OPEN PIT

The Fort Knox open pit mine, mill and mineral claims cover approximately 20,463 hectares located 40 kilometers northeast of the City of Fairbanks, Alaska. The Company owns 1,168 State of Alaska mining claims covering an area of approximately 19,962 hectares, an additional 501 hectares of mineral rights comprised of an Upland Mineral Lease issued by the State of Alaska, a Millsite Lease, and one unpatented federal lode mining claim. Mineral reserves at the Fort Knox mine are situated on 505 hectares of land that are covered by a State of Alaska Millsite Lease that expires in 2014, and may be renewed for a period not to exceed 55 years.

The State of Alaska Millsite Lease carries a 3% production royalty, based on net income and recovery of the initial capital investment. Mineral production from State mining claims is subject to a Mine License Tax, following a three-year grace period after production commences. The license tax ranges from 3% to 7% of taxable income. There has been no production from State claims situated outside the boundaries of the Millsite Lease at the Fort Knox mine. The unpatented federal lode claim is owned by the Company and is not currently subject to any royalty provisions. There were no royalties paid in 2002 or 2001.

All requisite permits have been obtained for mining and continued development of the Fort Knox open pit mine and are in good standing. The Company is in compliance with the Fort Knox permits in all material respects.

TRUE NORTH OPEN PIT

The True North open pit mine mineral claims cover approximately 3,804 hectares, located 43 kilometers northeast of the City of Fairbanks, Alaska. The Company owns 104 State of Alaska mining claims, covering 1,619 hectares which are subject to a State production royalty tax of 3%. Mineral reserves are situated on two groups of State claims that the Company has leased from private individuals. Mineral production to date has been from one of the leased claim blocks. Mineral leases have been executed with third parties for an additional 138 State mining claims that cover approximately 2,185 hectares. Leased claims are subject to net smelter return royalties ranging from 3.5% to 5%. The Company paid royalties of $0.6 million in 2002 and $0.2 million in 2001.

All requisite permits have been obtained for mining of the True North open pit mine which consists of the Hindenburg, Shepard, Zeppelin, Central and East Pit zones. These permits are in good standing. The Company is currently in compliance with the True North permits in all material respects.

RYAN LODE PROJECT

The Ryan Lode project mineral claims cover approximately 500 hectares located 10 kilometers west of the City of Fairbanks, Alaska. The claim block consists of 50 State of Alaska mining claims, ten patented federal mining claims and five unpatented federal mining claims, which are either leased from third parties or owned by the Company. All production from the State of Alaska mining claims is subject to the State of Alaska Mine License Tax following a three-year tax grace period after production commences. The State of Alaska Mine License tax is graduated from 3% to 7% of taxable income. In addition to the State of Alaska Mine License Tax, the leased claims are subject to net smelter royalties of 5%, and annual rental payments of $150,000. The annual rental payments are not deductible when computing the net smelter return royalties. The Company paid $150,000 of annual rental payments in each of 2002 and 2001.

GIL PROPERTY

The Gil property mineral claims cover approximately 2,700 hectares located contiguous to the Fort Knox claim block. The claim block consists of 167 State of Alaska mining claims and is subject to a joint venture agreement between the Company and Teryl. The Company's ownership interest in the Gil claim block is 80%. All production from the State of Alaska mining claims is subject to the State of Alaska Mine License Tax following a three-year tax grace period after production commences. The State of Alaska Mine License tax is graduated from 3% to 7% of taxable income. The Company continues to actively explore the Gil claims.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The Fort Knox mine is situated in close proximity to the City of Fairbanks, which is a major population, service and supply center for the interior region of Alaska. Services, supplies, fuel and electricity are available in Fairbanks in ample quantities to support the local and regional needs, along with the mining and processing operations of the Company.

Access to the Fort Knox mine from Fairbanks, Alaska is by 34 kilometers of paved highway and eight kilometers of unpaved road. The True North mine is located 18 kilometers west of the Fort Knox property and is accessible by an unpaved road. The Ryan Lode project is located 65 kilometers from the Fort Knox property and is accessible by 54 kilometers of paved road and 11 kilometers of unpaved roads. The area has a sub-arctic climate, with long cold winters and short summers. Winter low temperatures drop to the range of -40 to -55 degrees Fahrenheit, while in the summer, highs may occasionally exceed 90 degrees Fahrenheit. The annual rainfall in Fairbanks is approximately 30 centimeters.

The area topography consists of rounded ridges with gentle side slopes. Vegetation includes spruce, birch and willow trees and various shrubs, grasses and mosses. The elevation ranges from 1,000 to 1,600 meters.

The Fort Knox milling operation obtains its process water from a fresh water reservoir located within the permitted property area. The tailings storage area on site has adequate capacity for the remaining mine life of the Fort Knox and the True North mines. Power is provided to the mine by Golden Valley Electric Association's power grid serving the area over a distribution line paid for by the Company.

HISTORY

An Italian prospector named Felix Pedro discovered gold in the Fairbanks mining district in 1902. Between 1902 and 1993 more than 8.0 million ounces of predominately placer gold were mined in the district. In 1984 a geologist discovered visible gold in granitic hosted quartz veins on the Fort Knox property. Between 1987 and 1991, a number of companies conducted extensive exploration work on the Fort Knox, True North and Gil properties. In 1991, Kinam entered into a joint venture agreement with Teryl to explore the Gil property. In 1992, Kinam acquired ownership of the Fort Knox property. Construction of the Fort Knox mine and mill operations began in 1995 and were completed in 1997. Commercial production at Fort Knox was achieved on March 1, 1997. Construction of the mine was completed at a capital cost of approximately $373 million, which included approximately $28 million of capitalized interest. After acquiring ownership of the True North property in 1999, the Company completed pre-production capital expenditures, primarily permitting and the building of a haulage road to the Fort Knox mill. Commercial production at True North was achieved on April 1, 2001. Pre-production capital expenditures for True North were approximately $29.6 million.

GEOLOGY AND MINERALIZATION

The Company's mining and exploration properties are located within the Fairbanks mining district, a southwest - northeast trending belt of lode and placer gold deposits that comprise one of the largest gold producing areas in the state of Alaska.

The Fairbanks district is situated in the northwestern part of the Yukon - Tanana Uplands. The Yukon - Tanana terrane consists of a thick sequence of polymetamorphic rocks that range from Precambrian to upper Paleozoic in age. The dominant rock unit in the district is the Fairbanks Schist. It is comprised of gray to brown fine-grained micaceous schist and micaceous quartzite. Interlayered with the Fairbanks Schist is the Cleary Sequence, a varied assemblage of metamorphic lithologies. In the northern part of the district high grade metamorphic rocks of the Chatanika terrane have been identified. These rocks, which are in fault contact with the Fairbanks Schist and Cleary Sequence, are thought to be Devonian to Mississippian in age, and have been metamorphosed to eclogite facies.

The dominant structural trend of the district is expressed by numerous northeast trending faults and shear zones. These structures, which were important to the localization of gold mineralization, show a dominant strike-slip movement.

Several intrusive bodies, ranging in age from late Cretaceous to early Tertiary, penetrate the Yukon-Tanana terrane. They generally range from ultramafic to felsic in composition, and can be distinguished from older intrusive rocks by their lack of metamorphic textures.

The Fort Knox gold deposit is hosted by the Vogt stock - a late Cretaceous-aged multi-Phase granitic body that intrudes Precambrian to mid-upper Paleozoic schists of the Yukon-Tanana terrane. The surface exposure of the Vogt stock is elongate, measuring approximately 1,067 meters east-west and 610 meters north-south.

Gold occurs in and along the margins of pegmatites, quartz veins and veinlets, quartz-filled shears, and fractures within the granite. Pre-mineralization fractures, which resulted from magmatic doming, provided conduits for mineralizing fluids within the stockwork and shear zones. The stockwork veins strike predominantly east-west and dip randomly. Vein density decreases with depth. Shear zones generally strike northwest to southeast and dip moderately to the southwest.

There appear to be two distinct zones of gold distribution within the deposit: the inner zone, which is characterized by mineralization that has good continuity over considerable distances; and an outer zone, where the mineralization has shown itself to be less predictable. It appears that the differences in the continuity of the mineralization may be due to grain size changes and different Phases within the stock.

Mineralization in the quartz-filled shears is distributed relatively evenly, and individual gold grains are generally less than 100 microns in size, in contrast to the stockwork veins, where gold particle size and distribution are more erratic. The mineralized zone has a very low sulfide content.

The True North gold deposits lies within the poly-metamorphic Chatanika Terrane, a klippe of eclogitic marbles, calc-magnesian schists, quartz-muscovite schists, carbonaceous phyllites and quartzites.

The mineral deposits are partially situated in a structurally complex zone that has a northeast elongated orientation that parallels the Eldorado fault. It is characterized by a series of gentle to complex folds, especially between the Eldorado fault and the sub-parallel "Neil's discontinuity", shear zones, breccias, and occasional low angle faults. Northwest of Neil's discontinuity the mineralized zones dip gently to the northwest, while south of the zone mineralization dips to the southeast. The area between Neil's discontinuity and the Eldorado fault is structurally complex, and the orientation of individual mineralized zones in this area can be highly variable.

The gold mineralization in the True North deposits is hosted in felsic schists and is frequently accompanied by carbon and carbonate alteration in sheared or otherwise structurally prepared zones. The gold is very fine grained, and is closely associated with pyrite, arsenopyrite, and stibnite in the unoxidized zones. It occurs in drusy quartz veins, and in altered and brecciated rocks adjacent to breccia bodies. There appears to be a direct relationship between veining and gold content, as weakly veined rocks generally carry lower gold values.

EXPLORATION

The gold exploration procedures that have been utilized at the Fort Knox and True North projects include: reconnaissance and detailed geologic mapping; soil and rock chip sampling to determine the presence of gold mineralization, or associated (trace) elements; trenching of soil anomalies to create exposures of bedrock; drilling, geochemical and assay determinations for gold and associated elements.

Two types of drilling methods have been used namely, diamond core and reverse circulation (RC). Drilling is always completed by independent drilling contractors under the supervision of Company personnel. Sampling of the drill holes is done by staff of the drill contractors, under close supervision of Company or contract geologists. Geochemical and assay determinations for gold and associated elements are undertaken by independent commercial laboratories. The Company has utilized the services of two firms - ALS Chemex Laboratories and Bondar-Clegg (now owned by the ALS Chemex group). Check assay work during 2002 was done by Acme Analytical of Vancouver, British Columbia.

The Company's regional exploration within the Fairbanks district totalled $1.6 million during 2002. The exploration budget for 2003 is $3.2 million.

DRILLING, SAMPLE AND ANALYSIS, AND SECURITY OF SAMPLES

Drilling is the principal tool utilized to explore for and define mineral deposits in the Fairbanks mining district. Two types of drilling are utilized during exploration and development programs at the various properties, diamond core and reverse circulation drilling.

Core drilling is the process of obtaining continuous cylindrical samples of rock from drill holes by means of annular shaped rock cutting bits rotated by a bore-hole drilling machine. Core drilling, also referred to as diamond drilling, is commonly used to collect undisturbed and continuous samples from either complete drill holes or intervals of holes that are of particular interest for the purposes of detailed and comprehensive sampling, for geotechnical and rock strength tests, or because alternative drilling methods may be incapable of providing appropriate geological or geotechnical data.

Reverse circulation is a method of rotary drilling whereby the drilling medium is circulated to the drill bit face from the surface and the drill cuttings that are ground up by the drill bit cutting face are removed from the drill hole by the drilling medium (water, foam or other drilling muds and additives, or air) inside the drill rods. Reverse circulation drilling is a generally accepted method that is commonly used in mineral exploration and development drilling programs throughout the world.

Comprehensive drilling programs have been carried out at both mines. The Fort Knox deposit has been defined by 594 drill holes (201 core holes and 393 reverse circulation holes totaling 375,230 feet), which have provided 75,046 nominal 1.52-meter long samples. The True North deposit has been defined by 1,353 drill holes (totaling 352,660 feet), which provided 70,532 nominal 1.52-meter long samples.

Core samples and reverse circulation drill cuttings are collected from each drill hole and are geologically logged. RC drill cuttings are collected at one and a half meter intervals by a geologist or helper at each drill site. Each core interval and RC cutting sample is submitted to an independent assay laboratory for geochemical analysis, and the subsequent geochemical data is entered with the lithologic log data into the project database. In an effort to collect the most representative sample possible, 83.1 millimeter (83 millimeter prior to 1998) diameter core holes have been drilled at the Fort Knox and Ryan Lode deposits, while 64 millimeter core holes are drilled at True North and Gil. Core is regularly photographed and then logged and sampled in one and a half meter intervals. Data is entered on the logs in a digital format. Special emphasis is placed on shear and vein orientations, as well as mineralization and oxidation. A representative sample is retained for later use and the remainder of each interval is submitted for assay.

Drill samples are collected from the drill hole by personnel of the various drilling contractors, under the direct supervision of Company staff. The samples are labeled and placed in bags at the drill site and prepared for transport to commercial laboratories for preparation and assay. All samples are either delivered to the preparation facility by Company personnel, or are picked up at a Company facility by employees of the laboratory.

Duplicate samples are collected from every tenth sample and a check assay is performed and compared to the original assay. As a form of quality control, the inclusion of "blank" (unmineralized) samples within each sample shipment is part of the standard procedure.

A pulp sample of known grade is also submitted to the laboratory. The sample frequency is twice per core hole, and every 30 meters for reverse circulation holes. These standards are prepared both in-house and by outside laboratories over the different exploration seasons, and they represent different ranges of gold grades. For samples with fire assays greater than 0.3 grams per tonne, the samples are resubmitted to the laboratory for a cyanide soluble assay. The purpose of this procedure is to determine mill recovery rates.

The Company employs, as a standard operating procedure, a very detailed analysis program for determining if a particular reverse circulation drill sample is representative of the rock within the drill hole. This program includes weighing the samples to determine if the sample is under weight (indicating loss of material in the sampled interval). The presence of unusually high sample weights is often an important indicator of sample contamination in a drill hole. All assay data from mineralized intervals are analyzed by two computer programs (developed by MRDI, an independent mining consulting firm) to determine if there is a predictable repetition (cyclicity) to high grade intervals, or (decay) of assays immediately adjacent to and below high grade intervals, possibly indicating contamination of certain assay values. Any holes suspected of down hole contamination on the basis of these three criteria are examined in cross-sections. Based on how the area compared to adjacent holes, a decision is made as to whether or not the data is to be rejected. If any samples are determined from these procedures to be suspicious, that data is rejected and is excluded from the database used to estimate mineral resources.

Any mineralized drill hole interval that has a calculated recovery greater than 100% is closely scrutinized and may be rejected. This is the primary (but not only) method for determining contamination at the Fort Knox deposit, but it is a less effective method for the True North deposit, where cyclicity and decay are more effective tools.

The nature of the mineralization and host rock at the Fort Knox deposit requires that particular care be given to the collection of drill hole samples, especially for reverse circulation holes, that penetrate the water table within the deposit. The reasonableness of the Company's methods in drilling this part of the deposit has been validated by the results of mining in several of these areas of the deposit. These techniques are now also used as standard practice at all of the Company's properties in the Fairbanks mining district, including the True North mine.

MINERAL RESERVE AND RESOURCE ESTIMATES

The following table sets forth the estimated proven and probable reserves for the Fort Knox mine and area as at December 31, 2002 and 2001:

                       2002                                2001
         -----------------------------------------------------------------------
                     AVERAGE      GOLD                    AVERAGE       GOLD
          TONNES      GRADE      CONTENT       TONNES      GRADE      CONTENT
          ------      -----      -------       ------      -----      -------
          (000'S)     (GPT)     (000'S OZ)     (000'S)     (GPT)     (000'S OZ)

Proven    58,414       0.84        1,571       59,212      0.83         1575
Probable  38,744       0.89        1,107       44,708      1.05        1,508
          ------       ----        -----       ------      ----        -----
Total     97,158       0.86        2,678      103,920      0.92        3,083
          ======       ====        =====      =======      ====        =====

In addition to estimated proven and probable reserves, as at December 31, 2002, the Fort Knox mine and area has an estimated 21.7 million tonnes of measured and indicated resources at an average grade of 1.02 grams of gold per tonne. For more detail on reserves and resources see pages 12 to 16.

MINING AND MILLING OPERATIONS

The Fort Knox and True North deposits are mined by conventional open pit methods. Ore from the Fort Knox and True North mines is processed at the Company's CIP (carbon-in-pulp) mill located near the Fort Knox mine. The mill processes ore on a 24 hours per day, 365 days per year schedule.

The Fort Knox mill has a daily capacity of between 32,658 to 45,359 tonnes per day. An average of 37,650 tonnes per day is scheduled to be processed in 2003, with True North providing 22% of the mill feed. Mill feed is first crushed to minus 20 centimeters in the primary gyratory crusher located near the Fort Knox pit and conveyed 800 meters to a coarse-ore stockpile located near the mill. The crushed material is conveyed to a semi-autogenous (SAG) mill, which operates in closed circuit with two ball mills and a bank of cyclones for sizing. A portion of the cyclone underflow is screened and then directed to a gravity recovery circuit. Because the True North mineralization has a much finer gold particle size than the Fort Knox mineralization, the gravity circuit is not a significant factor in recovering True North reserves.

Correctly sized material flows into a high rate thickener and then into leach tanks where cyanide is used to dissolve the gold. Activated carbon is used in the CIP (carbon-in-pulp) circuit to absorb the gold from the cyanide solution. Carbon particles loaded with gold are removed from the slurry by screening and are transferred to the gold recovery circuit where the gold is stripped from the carbon by a solution, plated onto a cathode by electrowinning, and melted into dore bars for shipment to a refiner. Mill tailings are detoxified and transferred into the tailings impoundment below the mill.

Gold recoveries at the Fort Knox mill have historically ranged from 87% to more than 90% since production began in 1996. With the commencement of feed from the True North mine in 2001, it has been necessary to add lead nitrate to the process, and make modest increases to the cyanide and lime concentrations to maintain mill recovery rates.

FORT KNOX MINE

The mine production rate varies between 94,000 and 130,000 tonnes per day of total material. Mining is carried out on a year round basis, seven days a week. Standard drilling and blasting techniques are used, and the blast holes are sampled and assayed for production grade control purposes. Broken rock is loaded with a shovel or a wheel loader into haul trucks. Depending on the grade control results, the mined material is delivered to either the primary crusher, low-grade stockpiles, or to waste rock dumps.

In 1996 a 1.3 million short ton slope failure developed in the central south wall above the granite-schist contact. The slide was stabilized with mining set backs at the toe of the failure. Ground water was believed to be a contributing factor to the failure, and a dewatering program is planned before mining this zone.

The mine currently has 14 dewatering wells, which produce approximately 600 gallons per minute. In 2003, four additional wells will be drilled.

Stripping of Phase-6 is scheduled to begin in 2004 on the 2200 bench. Before sustained mill feed rates can be reached in mid 2006 on the 1460 bench, 55 million tons of waste rock will be mined, at an average rate of 60,000 short tons per day. Six additional haul trucks and a loader will be added to the mining fleets in order to accomplish the stripping.

Typically, upper Phase-6 benches average 4,700 feet in length, with a mining face width between 150 and 500 feet. Haul road access to the Phase will be from the northeastern end. Subdividing the Phase would reduce the stripping load, but due to the bench geometry and access limitations, this has not been considered.

TRUE NORTH MINE

Production rates for the True North open pit mine vary between 18,100 and 36,300 tonnes per day of material, seven days a week. Standard drilling and blasting techniques are used and the blast holes are sampled and assayed for grade control purposes. Broken rock is loaded with a shovel or a wheel loader into 77-tonne haul trucks. Depending on the ore-control plan the mine material is delivered either to the stockpiles or to waste rock dumps.

From the stockpile, mill feed is reloaded into 77-tonne capacity trucks for the
20.9 kilometer long trip to the Fort Knox mill at 8,437 tonnes per day. The material is directed dumped into a gyratory crusher.

The True North mine will operate at full production into the third quarter of 2004 with reserves at True North being depleted by the first quarter of 2005.

The current True North mining permit does not allow water discharge or mining below the water table. All the pits were designed to meet these criteria based on our current estimation of the groundwater surface. As mining progresses, refinements in the water table location may allow changes in the pit designs.

As the mine is a side hill excavation, waste rock will be place either in access roads or in dumps adjacent to the excavations.

During 2003, waste will also be backfilled into completed areas. Because much of the deposit is located on north and northwest facing slopes, discontinuous permafrost is present in the mining area. Clearing and grubbing in the permafrost areas must be done during the winter months because bulldozing becomes very difficult once the surface layers thaw. Access roads can be placed across permafrost areas but waste dumps cannot.

SUMMARY OF PRODUCTION AND FINANCIAL DATA

The following table summarizes certain gold production, operating and financial data relating to the Fort Knox mine for the three years ended December 31, 2002:

YEARS ENDED DECEMBER 31,                                                            2002            2001           2000
                                                                                    ----            ----           ----

SELECTED PRODUCTION AND OPERATING INFORMATION:
Tonnes mined (000's).......................................................        32,699.0        31,212.9        32,301.9
Ore processed (000's)......................................................        13,842.9        14,209.1        13,603.2
Gold grade (gpt)...........................................................            1.09            1.05            0.94
Average gold recovery (%)..................................................              84              86              89
Gold equivalent production.................................................         410,519         411,221         362,959
Number of employees........................................................             388             361             256

SELECTED FINANCIAL INFORMATION (IN MILLIONS EXCEPT UNIT COSTS):

Revenue....................................................................      $    131.6      $    109.0      $    102.8
                                                                                 ----------      ----------      ----------
Cost of production                                                                     95.3            85.0            73.5
Inventory change...........................................................             2.9            (3.3)            --
Site restoration cost accruals.............................................             1.0             1.2             1.3
Depreciation, depletion and amortization...................................            54.9            42.9            31.9
Mining property write-down.................................................              --              --              --
Interest expense...........................................................             1.5             3.6             5.7
Exploration................................................................             1.6             0.5             0.1
                                                                                 ----------      ----------      ----------
                                                                                      157.2           129.9           112.5
                                                                                 ----------      ----------      ----------
Net loss...................................................................      $    (25.6)     $    (20.9)     $     (9.7)
                                                                                 ==========      ==========      ==========

OTHER FINANCIAL INFORMATION:

Capital expenditures (millions) ...........................................      $     15.0       $    20.2      $     17.6
Unit costs:
  Total cash costs per gold equivalent ounce produced......................             232             207             203
  Total cash costs per tonne milled........................................               7               6               5
  Total production cost per gold equivalent ounce..........................             343             314             294

Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, please refer to the disclosure under the heading "Calculation of Cash Costs, Production Costs and Realized Revenue and Reconciliation to the Statements of Operations".

For further information on the 2002, 2001 and 2000 results, refer to the disclosure included under "Financial Results, Operations, Fort Knox Mine" which is incorporated by reference in the Management's Discussion and Analysis of Financial Condition and Results of Operations.

PRODUCTION FORECAST, LIFE OF MINE AND CAPITAL EXPENDITURES

Estimated gold equivalent production for 2003 is 410,000 ounces at estimated total cash costs of approximately $230 per ounce.

The life of mine plan prepared by the Company provides for completion of mining at True North in 2005. From that point onwards, production is derived entirely from the Fort Knox deposit until 2010 when the feed will originate predominantly from the low grade stockpile material.

Capital expenditures at the Fort Knox operations in 2002 were $15.0 million compared to $20.2 million during 2001. Planned capital expenditures for 2003 are estimated to be $16.2 million, primarily in fleet additions and replacements.

                      Fort Knox Mine Property Location Map
                                [PICTURE OMITTED]






--------------------------------------------------------------------------------
FAIRBANKS GOLD MINING, INC.     FORT KNOX MINE          FORT KNOX MINE

A SUBSIDIARY OF KINROSS GOLD CORPORATION                GENERAL ARRANGEMENT
--------------------------------------------------------------------------------

                             TRUE NORTH PROPERTY MAP



                     TRUE NORTH MINE PROPERTY LOCATION MAP



                                [PICTURE OMITTED]

THE PORCUPINE JOINT VENTURE

GENERAL

Kinross and Placer entered into an asset exchange agreement (the "Asset Exchange Agreement") and a joint venture agreement, both dated as of July 1, 2002, for the purpose of forming a joint venture that combined the two companies' respective gold mining operations in the Porcupine district in the Timmins area, Ontario, Canada. Placer owns a 51% participating interest and Kinross owns a 49% participating interest in the Porcupine Joint Venture, which joint venture is managed by Placer. The Porcupine Joint Venture incorporates Placer's Dome mine and mill, Kinross' Hoyle Pond, Pamour and Nighthawk Lake mines and the Bell Creek mill.

THE ASSET EXCHANGE AGREEMENT

Pursuant to the Asset Exchange Agreement which was entered into as a step in implementing the Porcupine Joint Venture, Placer transferred to Kinross an undivided 49% interest in all of Placer's assets owned, used or thereafter acquired by Placer or its affiliates and located within a 100 kilometer radius of Placer's Dome Mill in or near Timmins, Ontario (the "Development Area") and used in the gold mining, milling and exploration business and operations carried on by Placer or its affiliates, including all real property, personal property, inventory, certain accounts receivables, buildings, fixtures, facilities, private roads and other assets located or acquired in the Development Area, including all patented, leasehold, unpatented mining claims and licenses of occupation recorded in the name of Placer or its affiliates, the benefit of any royalty agreements in favour of Placer or its affiliates, the benefit of Placer's leases and other contracts relating to Placer's real property and mining claims in this area and the benefits which may be obtained under any existing actions, claims or other proceedings relating to Placer's business in this area and all goodwill attributable to such business.

Under the Asset Exchange Agreement, Kinross in turn transferred to Placer an undivided 51% interest in all of Kinross' assets owned, used or thereafter acquired by Kinross or its affiliates and located within the Development Area and used in the gold mining, milling and exploration business and operations carried on by Kinross or its affiliates, including all real property, personal property, inventory, certain accounts receivable, buildings, fixtures, facilities, private roads and other assets located or acquired in the Development Area, including all patented, leasehold, unpatented claims and licenses of occupation recorded in the name of Kinross, the benefit of any royalty agreements in favour of Kinross or its affiliates, the benefit of Kinross' leases and other contracts relating to Kinross' real property and mining claims in this area and the benefits which may be obtained under any existing action, claims or other proceedings relating to Kinross' business in this area and all goodwill attributable to such business. Any interest that Kinross may acquire in and to the project within the Development Area commonly known as the Aquarius Project is excluded from the Porcupine Joint Venture pending agreement between the parties to include it.

Under the Asset Exchange Agreement, Kinross has also transferred all of its contracts relating to its Timmins operations to Placer, and Placer assumed such contracts as manager of the Porcupine Joint Venture for the benefit of both parties and the exclusive use of the Porcupine Joint Venture. Placer's contracts relating to its Timmins operations remain in the name of Placer, which will hold such contracts as manager of the Porcupine Joint Venture for the benefit of both parties and the exclusive use of the Porcupine Joint Venture.

THE PORCUPINE JOINT VENTURE AGREEMENT

The purpose of the Porcupine Joint Venture is to engage in operations relating to the mining, milling, exploration and development of the properties subject to the Porcupine Joint Venture, and to perform any other activity necessary, appropriate or incidental to the foregoing. The term of the Porcupine Joint Venture is from July 1, 2002 and until so long thereafter as ores and mineral resources are produced from the assets forming part of the Porcupine Joint Venture and all reclamation obligations, liabilities or responsibilities under applicable laws or instruments of title relating to operations under the Porcupine Joint venture have ceased or been satisfied, to a maximum of 99 years, unless the Porcupine Joint Venture is earlier terminated pursuant to the terms of the Porcupine Joint Venture Agreement.

Each of Kinross and Placer is obligated to contribute funds from time to time to the Porcupine Joint Venture in proportion to their respective participating interests, pursuant to adopted programs and budgets.

Under the Porcupine Joint Venture a party's participating interest may be reduced upon the election by such party not to contribute to an adopted program and budget for the Porcupine Joint Venture, or in the event of a default by such party in making its agreed upon contribution to an adopted program and budget.

In addition, if a party's participating interest is reduced to less than 10%, the other party may elect that the first party be vested with a 2% net smelter returns royalty on ores and minerals mined from the properties subject to the Porcupine Joint Venture and the first party shall be deemed to have transferred its remaining participating interest to the other party.

PORCUPINE JOINT VENTURE OPERATIONS

The Porcupine Joint Venture operations consist of the Dome underground and open pit mine and mill, the Hoyle Pond underground mine and the Bell Creek mill and tailings storage facility which is presently on care and maintenance with all processing taking place at the Dome Mill. In addition, the Porcupine Joint Venture operations consist of a number of former producing mines, most notably the Pamour and Nighthawk Lake mines. The only producing mines forming part of the Porcupine Joint Venture in Timmins at present are the Dome mine and the Hoyle Pond mine.

A report entitled "Independent Technical Report on the Porcupine Joint Venture, Ontario, Canada" dated March 2003 (the "PJV Report") has been prepared for the Company by Steffen, Robertson and Kirsten Consulting (Canada) Inc. ("SRK Consulting") and authored by Jean-Francois Couture, Ph.D., P.Geo, principal geologist, William F. Tanaka, principal geologic engineer, Robert Crepeau, P.Eng, Nicholas Michael, MBA, senior mining engineer, and Tim Mosey, senior geological/mining engineer. The following summaries of the Porcupine Joint Venture have been prepared from the PJV Report and, in some cases, are extracts from the PJV Report.

PROPERTY DESCRIPTION AND LOCATION

HOYLE POND UNDERGROUND MINE AND BELL CREEK MILL

The Hoyle Pond underground mine, mineral claims and the Bell Creek mill are located in Hoyle Township in Timmins, Ontario on 4,065 hectares of patented land, land leased from the province and one private lease. The private lease is for a term of 20 years and is in good standing until May 31, 2005. There are also two contiguous staked mining claims covering 32 hectares located in Whitney Township south of Hoyle Township.

There are various royalties on the Hoyle Pond underground mine land package. The only royalties requiring payment at present are a tonnage-based royalty on the private lease and a $0.10 per tonne royalty. Royalty payments were $0.1 million in 2002 and $0.1 million in 2001.

All requisite permits have been obtained for the mining and continued development of the Hoyle Pond underground mine and the Bell Creek mill and are in good standing and the Porcupine Joint Venture is in compliance with Hoyle Pond and Bell Creek permits in all material respects.

DOME MINE AND MILL

The Dome underground and open pit mine and mill are located within the city limits of Timmins, Ontario, on an area that covers over 5,004 hectares of staked and patented mining claims held or under option, including the Preston property that lies to the south and east, immediately adjacent to the Dome property, the Paymaster property that lies to the west of the Dome open pit and the Vedron property that lies south of the Paymaster property.

The Dome open-pit and underground mines, claims, mining and surface rights are registered in the name of Placer Dome Canada Limited (51%) and the Company (49%). The Preston property includes 19 mining claims. The Paymaster property includes 26 contiguous mining claims.

A 2% net smelter royalty is payable on production from the Preston, Paymaster and Vedron properties. No other royalties are payable on the Dome property.

All requisite permits have been obtained for the mining and continued development of the Dome underground and open pit mine and mill and are in good standing; the Porcupine Joint Venture is in compliance with such permits in all material respect.

PAMOUR AND NIGHTHAWK LAKE MINES

The Pamour open pit and Nighthawk Lake underground mines and mineral claims are located in Timmins, Ontario on 7,783 hectares. The Pamour mine is located north of Highway 101 and the Pamour mine site is approximately 19 kilometers east of the downtown core of Timmins and 43 kilometers west of Highway 11. The Pamour mine is also approximately two kilometers south of and contiguous with the Hoyle Pond mine. The Nighthawk Lake mine is approximately 17 kilometers southeast of Hoyle Pond. There has been no production at these mines since their acquisition in 1999.

The necessary permits required to commence mining of the mineral reserves contained in the existing Pamour pit, north of Highway 101, referred to as the phase one mine plan, have been maintained in good standing and require only administrative reactivation.

The Company will require additional permit approvals to mine south of Highway 101, which is outside of the phase one mine plan. The government agencies that will be involved in the additional permitting process include the City of Timmins, the Matagami River Conservation Authority, the Ontario Ministries of Northern Development and Mines, Natural Resources, Environment and Transportation, the Federal Department of Fisheries and Oceans and Environment Canada.

The key element in the development of the expanded open pit outside of the phase one mine plan will be the relocation of Highway 101. The proposed relocation will involve constructing a causeway over a portion of a small lake, the Three Nations Lake, and will therefore have a direct effect on a nearby fish habitat. This highway has been relocated several times during the production history of the mine. As a fishery resource will be involved in the project planning, the Canadian Environmental Assessment Act process will be the guiding legislation. The Company believes there is a high level of assurance that the project will receive all required approvals for development.

Some land acquisition will be required for the construction of the project. The Drew claims located immediately north of the phase one open pit, for which the surface rights are required for a waste rock disposal site, will have to be acquired. The Tanager claims located on the eastern shore of the Three Nations Lake for which the surface rights are required for relocation of Highway 101 will also have to be acquired. Negotiations for the acquisitions of these claims have been initiated and the Company believes there is a high level of assurance that they will be concluded successfully. A right of way will have to be obtained for the haulage road from the Pamour mine to the Dome mine, for which negotiations have not yet commenced.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

Access to the Hoyle Pond mine is via a five kilometer all weather gravel road north of Highway 101. Services are generally acquired from vendors in the Timmins area. Adequate process water is available from the clear water pond at the tailings, while make up water and potable water comes from underground supply.

The Bell Creek milling operation obtained its processing water from Bell creek, located within the permitted property area. The existing land package includes areas where additional tailings storage areas can be permitted. The current tailings storage area has sufficient capacity for several years at planned production throughout, however, the Bell Creek mill is currently not operating. Power is provided to the mine and mill by Ontario Hydro.

Access to the Dome mine is by paved road from the town of South Porcupine, six kilometers east of Timmins on Highway 101. Rail freight service is available from the Falconbridge -- Kidd Creek metallurgical site eight kilometers east of the mine.

The dominant suficial material in the Dome mine area is glacial till overlain by glaciolacustrine silts and clays. Mine waste and tailings cover some areas closer to the mine.

The Pamour mine is located two kilometers south of the Hoyle Pond mine and accessible by an unpaved road. The Nighthawk lake mine is located 17 kilometers southeast of the Hoyle Pond mine and accessible by 10 kilometers of paved roads and seven kilometers of unpaved roads.

The area climate consists of cold winters and hot summers. Temperatures range from below -40 degrees Celsius to above +30 degrees Celsius. Mean precipitation is approximately 80 centimeters annually.

The topography of the area is typical of the Canadian Shield and consists of an irregular surface with moderate relief. The topographic highs are the result of bedrock outcrops and are surrounded by low lying areas of poorly drained wetlands.

Vegetation includes spruce, pine, poplar and birch trees and various shrubs, grasses and mosses. The elevation ranges from 200 meters to 300 meters.

HISTORY

Land was first staked in the vicinity of the present day Pamour mine in 1910. Limited production was achieved from 1911 to 1914. The property remained idle from 1914 to 1923. Between 1923 and 1935 several mining syndicates carried out exploration work. In 1935 and 1936 the Pamour No. 3 shaft was sunk and a 650 tonnes per day mill was constructed. In 1938 the mill capacity was increased to 1,300 tonnes per day by installing new equipment. During the 1950's mill throughput averaged 1,500 tonnes per day. In 1972, the mill was expanded to treat 2,275 tonnes per day as production from the nearby Aunor mine was processed at the Pamour mill. Open pit mining at the Pamour mine began in 1976 and continued until 1999.

Approximately 4.0 million ounces of gold were produced from the Pamour mine from 1936 to 1997. There has been no production at the Pamour mine since Kinross acquired it in 1999.

The Hoyle Pond discovery hole was drilled by Texas Gulf in 1980. The deposit was explored in 1980 to 1982. The deposit was developed by ramp in 1983 and 1984. The first year of mining in 1985 yielded 64,400 tonnes at an average grade of
13.0 grams per tones of gold. The mine has been in continuous production since then and was acquired by Kinross pursuant to the merger with FGC in 1993. Since 1993, Kinross has conducted exploration programs and underground development has added significant additional mineralization. From 1994 to 1999 Kinross sunk an 815 meter shaft and developed a second ramp to access underground workings. The Bell Creek mill has gone through a series of expansions with current capacity of 1,500 tonnes per day. The head grade for the Hoyle Pond mine is the highest of any of the significant past, or present producing mines in Timmins.

The Dome deposit was discovered in 1909. Operations commented in 1910, producing 214 ounces of gold. Mining has been continuous at Dome since 1910. In 1984, the mill capacity was increased from 2,000 to 3,000 tons per day. Part of the extension included a new vertical shaft, the No. 8 shaft which was sunk from the surface to a depth of 1,667 meters. In 1988, due to a skipping accident, No. 8 shaft was not producing and, therefore, open pit mining was commenced. From 1992 to 1996, Placer Dome produced from the Paymaster property. In 1995, an expansion of the operations, which included an enlarged open pit and increase in milling capacity, was completed. As a result, full production from the expanded open pit was achieved and mine production increased from a nominal rate of 3,400 tonnes per day in 1994 to 9,100 tonnes per day in 1995. In 1997, the Preston property was purchased and the Dome open pit was expanded into the Preston land holdings. Mining of open pit ore from the Preston was completed in 2000.

From its beginning in 1909 to December 31, 2001, the Dome mine has produced 14,537,596 ounces of gold and approximately 2,596,000 ounces of silver making it the second largest gold producer of the Timmins camp.

GEOLOGY AND MINERALIZATION

REGIONAL GEOLOGY OF THE PORCUPINE GOLD CAMP

All of the properties comprising the Porcupine Joint Venture lie within the Porcupine Gold Camp ("PGC"). The PGC, located in the Archean Abitibi greenstone belt has been the most productive gold-producing field in North America. Total historic production is in excess of 62 million ounces of gold. This production has come from quartz-carbonate lode systems hosted within greenshist-facies metamorphics. Lodes are found in a corridor up to 10 kilometers wide parallel to the 200 kilometers Destor Porcupine Fault. At the regional scale, gold deposits are spatially associated with regional fault zones. At the camp scale gold deposits generally occur within five kilometers of, but not in, the regional faults.

LOCAL GEOLOGY AND MINERALIZATION

HOYLE POND

The Hoyle Pond Main Zone and 1060 Zone deposits, both of which are in production, occur on opposite limbs of an open, northeast plunging F2 antiformal structure, hosted within carbonatized north-dipping sheared and metamorphosed tholeiitic basalts. The 7 Vein system occurs as a series of stacked, flat to gently northeast dipping veins at the nose of the antiformal structure. Mineralization occurs as coarse, free gold in white to grey-white quartz veins with variable ankerite, tourmaline, pyrite and local arsenopyrite. Alteration halos are generally narrow, consisting of mainly grey zones (carbon, carbonate, sericite, cubic pyrite) in the Hoyle Pond system, and carbonate-sericite, with fuchsite, pyrite, arsenopyrite and trace chalcopyrite, sphalerite within the 1060 structure.

The Hoyle Pond Main Zone includes a series of generally northeast striking, linked quartz vein zones (at least 11 veins of economic significance) folded on a small scale with moderate west trending and northeast plunging fold axis. The 1060 Zone consists of at least five main vein structures (B1, B2, and B3 Zones, A Zone and Porphyry Zone) with orientations ranging from north to northeast with generally subvertical dips.

PAMOUR MINE

The Pamour mine is located approximately one kilometer north of the Destor -- Porcupine Fault Zone and overlies an east-west trending unconformity between Tisdale Group volcanic rocks and Timiskaming Group sediments. Volcanic rocks occupy the area north of the mine and the unconformity, and include interlayered mafic to ultramafic units. Sedimentary rocks occupy the area south of the unconformity and include greywacke, argillite and conglomerate. A distinct unit of clastic sediments marks the unconformity itself. Gold mineralization is hosted by both volcanic and sedimentary units and related to both individual quartz veins and vein swarms, which trend mainly east-west. Volcanic-hosted ore bodies include shallow north-dipping single vein structures within mafic volcanics, as well as irregular shaped vein swarms along various lithologic contacts within the volcanic sequence. Sedimentary hosted ore bodies include irregular shaped vein swarms along the unconformity as well as narrow, steep south-dipping veins in greywacke further to the south.

The Nighthawk Lake mine is located along the Nighthawk Lake Break, a branch fault of the Destor Porcupine Fault Zone. Rocks in the vicinity of the Nighthawk Lake mine consist of mafic to felsic volcanics, intruded by irregular masses of albitite and syenite. Gold mineralization occurs both within the volcanic rocks and intrusives, and generally shows a close spatial association with strong carbonate alteration, brecciation, quartz veining and pyrite or arsenopyrite. Based on past work, orebodies at the mine have been subdivided into six main zones including the: Main Zone, No. 1 Zone, No. 4 Zone, Ramp Zone, "A" Zone and Deadman Island Zone.

DOME MINE

The Dome mine lies on the south limb of the Porcupine syncline in an area where the Keewatin volcanic rocks are overlain by the Timiskaming metasedimentary slates and conglomerates.

Gold mineralization is found in a number of different rock types and in association with a number of different structural settings. Mineralization in the district is commonly associated with the northeasterly plunge of the Porcupine syncline.

At the mine site, the local sequence of north dipping metavolcanics and metasedimentary rocks have been folded to form a northeasterly plunging structure, referred to as "Greenstone Nose". Sediments consisting of conglomerates, slates and greywackes are draped around this structure and form the "Sedimentary Trough" on the south side.

Mineralization occurs mainly in association with structurally controlled quartz and quartz-ankerite veins. Principal orebodies can be classified into three main types: Long narrow veins in shear zones parallel to the stratigraphic trend; swarms of en-echelon veins and stockworks of veins; and disseminated mineralization, in which the gold is associated with pyrite and/or pyrrhotite and little or no vein material is present.

The Dome mine lies on the south limb of the Porcupine syncline in an area where the Archean Metavolcanics are overlain by the metasedimentary rocks.

Mineralization occurs mainly in association with structurally controlled quartz and quartz-ankerite veins. Principal orebodies can be classified into three main types: Long narrow veins in shear zones parallel to the stratigraphic trend; swarms of en-echelon veins and stockworks of veins; and disseminated mineralization, in which the gold is associated with pyrite and/or pyrrhotite and little or no vein material is present.

At the mine site, the local sequence of north dipping metavolcanics and metasedimentary rocks have been folded to form a northeasterly plunging structure, referred to as "Greenstone Nose". Sediments consisting of conglomerates, slates and greywackes are draped around this structure and form the "Sedimentary Trough" on the south side.

Immediately south of "Sedimentary Trough" lies an east-west striking, highly strained zone in which magnesium rich, carbonatized rock occurs. This highly altered zone corresponds to the trace of the ductile Dome Fault interpreted to represent a branch off the main Destor-Porcupine Fault. To the west, the Dome Fault Zone passes between two major porphyritic intrusive bodies -the Paymaster and the Preston Porphyries. To the east, lenses of porphyry, similar compositionally to the main porphyry bodies, occur within the Dome Fault Zone. To the south of the Dome Fault Zone are the "Southern

Greenstones", a south-dipping sequence of basalts consisting of massive and pillowed flows.

At the Paymaster property, historic mining operations extracted ore from ankerite veins in mafic units and quartz veins in porphyry. The majority of mineralization being targeted by current exploration is hosted by carbonated and sulphidic greenstone adjacent to and within flexures in the mafic/ultramafic contact (36 Zone).

EXPLORATION

The Company's regional exploration within the Timmins camp totalled $1.9 million during 2002. The exploration budget for 2003 is $2.1 million.

DRILLING, SAMPLE AND ANALYSIS, AND SECURITY OF SAMPLES

The Company collects both exploration and production samples at it's operations in Timmins. Samples are collected using industry standard sample collection procedures that are well understood by the geological personnel collecting the samples in the field.

The Company conducted both surface and underground diamond core drilling operations for the period ending December 31, 2002. For resource estimation purposes, drilling spacing ranges from a low of 8.0 meters to a high of 25.0 meters. Typically, drill holes are sampled honoring geological contacts while maintaining a standard 1.5 meter sample length wherever possible. Typically the core is not split prior to assay unless the hole is an exploration hole targeting new mineralization.

Underground, sampling is conducted on a daily basis throughout the active working faces. Chip samples, muck samples and sludge samples are collected to provide daily grade control and to reconcile actual production to the estimated reserves. At Hoyle Pond, ore development headings are typically sampled on 2-5 meter intervals using both chip samples and muck samples. Production stoping areas are typically sampled at 5.0 meter intervals wherever practical and stope muck is sampled at a frequency of 1 muck sample for every 20-40 tonnes of ore.

At the Dome mine, ore development is sampled at 2-3 meter intervals using both chip samples and muck samples. Cut and fill stopes are sampled at a rate of one sample for every 30 tonnes and long-hole and bulk mining zones are sampled at a rate of one sample for every 60 tonnes.

Open pit samples are collected from blasthole cuttings on an approximate 10 meter sample spacing. In ore zones, a single sample is collected from each hole, representing approximately 450 tonnes of ore. In waste, the sample frequency is reduced with one sample collected from every four holes.

For the period ending December 31, 2002, samples were analyzed at the Bell Creek lab, the Dome mine lab and at an independent assay labs. Prior to the completion of the Porcupine Joint Venture, the Company's analytical work was carried out at the Bell Creek lab with some exploration samples sent to an independent lab for analysis.

Since finalizing the Porcupine Joint Venture Agreement, the Company's analytical work is completed at the Dome mine lab with the Bell Creek lab placed on care and maintenance.

At the Bell Creek lab, samples were analyzed using conventional fire assay methods with gravimetric finish. The sampler, using a tag, identifies samples known to contain coarse, visible gold. The tag alerted the lab of the possibility of contamination and identifying these samples for modified analysis where each sample was analyzed in triplicate. The analytical procedures at Bell Creek included the insertion of two blanks, two checks and one standard in each tray of 25 analyses. At the independent lab, the check assays were conducted at a rate of one check for every 8-10 samples with a blank and a standard analyzed with every 30 samples.

At the Dome mine lab, all gold analyses are completed using conventional fire assay with an AA finish. Samples with visible gold are assayed using either a gravimetric finish or pulp metallic assay. Each assay tray at the Dome mine lab includes at least one standard, one check and one standard. The Dome mine lab processes all surface and underground production and exploration samples. Check assays are completed at the Dome mine lab or at external laboratories. All multi-element analytical work is completed at external laboratories.

MINERAL RESERVE AND RESOURCE ESTIMATES

The following table sets forth the estimated proven and probable reserves for the Porcupine Joint Venture as at December 31, 2002 and 2001 and represents 100% of the joint venture's reserves, in which the Company has a 49% interest:

                       2002                                2001
         -----------------------------------------------------------------------
                     AVERAGE      GOLD                    AVERAGE       GOLD
          TONNES      GRADE      CONTENT       TONNES      GRADE      CONTENT
          ------      -----      -------       ------      -----      -------
          (000'S)     (GPT)     (000'S OZ)     (000'S)     (GPT)     (000'S OZ)
Proven    16,316       1.39         728           367      13.31          157
Probable  42,561       1.68       2,302        14,167       1.65          752
          ------       ----       -----        ------       ----          ---
Total     58,877       1.60       3,030        14,534       1.94          909
          ======       ====       =====        ======       ====          ===

In addition to proven and probable reserves, as at December 31, 2002, the Porcupine Joint Venture has an estimated 13.9 million tonnes of measured and indicated resources at an average grade of 1.76 grams of gold per tonne. For more detail on reserves and resources see page 12 to 16.

MINING AND MILLING OPERATIONS

The Hoyle Pond operations consist of an underground mine serviced by two declines and one shaft. The underground operations are comprised of 17 main levels, with the shallowest at 40 meters below surface and the deepest at 720 meters below surface. The Hoyle Pond ramp extends down to the 280 meter level and services the Hoyle Pond and seven vein zones. The 1060 ramp, which services the 1060 Zone, extends below the 720 meter level. That is expected to reach the 860m level in 2003. Total production (ore and waste) is transported to the loading pocket by means of an ore/waste pass system and hoisted to surface in
6.5 tonne skips. The surface infrastructure consists of administration buildings, maintenance, compressed air, paste fill plant, and hoisting facilities. Current life of mine plans based on proven and probable reserves and measured and indicated resources have production ending in 2009.

The mineralized zones at Hoyle Pond are narrow high-grade veins, dipping from 30 to 90 degrees. Mining methods used are cut and fill, shrinkage, panel and long-hole methods. The percentage of ore production by mining method for 2003 is 34% long-hole, 31% cut and fill, and 23% shrinkage. The balance of production is made up by other development such as drifting (7%) and raising (2%).

The mining of the Hoyle Pond crown pillar will require significant infrastructure including the installation of circular steel sheet pile (SSP) cells, steel sheet pile walls, and dams to isolate the adjacent Falconbridge tailings management area (TMA), berms to separate the pit from the Hoyle Pond complex, relocation of the Hoyle Pond mine water settling ponds, relocation of TMA utility and access road, and installation of underground bulkheads to isolate the Hoyle Pond underground workings from the pit. The Hoyle Pond crown pillar will be mined by conventional open-pit methods in 2004.

The Dome underground mine is in its final year of full production in 2003 after 93 years of operation that began in 1910. The mine consists of 37 levels generally spaced at approximately 45 meter intervals extending over 1,500 meters in depth. The main production and service shaft is the No. 8 shaft which extends 1,668 meters in depth. The former No. 3 shaft that extends 745 meters in depth has been mined-through by the open-pit operation and is no longer in service. Mining is predominantly by modified longhole methods that will provide 97% of the tonnes produced in 2003. The balance of production is comprised of cut and fill mining (1%) and development (2%). There are three cut and fill stopes remaining that will be depleted in 2003.

As production of the Dome underground mine nears completion, attempts to extend the mine life are being evaluated with on-going exploration of areas within and peripheral to the mine. Extensions of the mine life will continue to rely on the No. 8 shaft and associated infrastructure.

The Dome open pit is being mined in three stages. Development of the final stage commenced in the summer of 1998. Mining is conducted using conventional open pit mining methods. All mining is carried out on 9.1 meter benches. Pit wall inter-ramp angles vary but average 52 degrees. Haulage ramp gradients are set to 10%. Conventional open pit mining equipment is used. The mining fleet includes diesel powered drills, electric cable shovels, 136 tonne haulage trucks, front-end loaders, dozers and support equipment.

Reserve estimates for the open pit include allowances for the presence of mined-out underground workings. Open pit mining costs reflect the specialized drilling, blasting and backfilling that is required to ensure that open pit mining can proceed safely through these underground workings. Overburden encountered in the upper portions of the open pit is stockpiled for use in reclamation. Rock dumps are contoured and re-vegetated on an ongoing basis as part of normal open pit operations. Open pit mineral reserves are scheduled to be depleted in 2004. Stockpiled ore is expected to sustain mill operations until 2007.

The Pamour mine and mill are currently shutdown. There is no plan to reopen the mill at Pamour, as the ore will be processed at the Dome mill, the Pamour facility is slated for dismantling and removal. The Pamour project feasibility study and permitting process are scheduled for completion by the end of 2003. Construction of the haul road and major infrastructure will be completed by late 2004. Stripping will begin in late 2004 and full-scale ore mining will be achieved in mid 2005. Mining will be by a conventional method. Much of the equipment required for the Pamour operation will be relocated from the Dome open pit. The initial capital costs include the cost of new equipment not available from the Dome operation as well as rebuild costs of some of the older units.

Ore from the Hoyle Pond mine was historically (prior to the Porcupine Joint Venture) milled at the nearby Bell Creek mill, which is also owned by Kinross (and is part of the Porcupine Joint Venture). Bell Creek is currently under care and maintenance, and all ore mined at Hoyle Pond is transported via over-the-road trucks to the Dome mill. Currently there is no plan to reactivate the Bell Creek mill.

All ore mined by the Porcupine Joint Venture will be milled at the Dome mill. Currently, the Dome mine and the Hoyle Pond mine provide feed to this mill. In the future, the mill will be expanded to also accommodate production from the Pamour mine, which is slated for production in 2005.

Gold is recovered at the Dome mill using a combination of gravity concentration and cyanidation techniques. The flowsheet consists of primary crushing, secondary crushing, rod/ball mill grinding, gravity concentration, cyanide leaching, carbon-in-pulp gold recovery, stripping, electrowinning and refining. The mill has a capacity of 12,000 tonnes per day and currently processes over 11,500 tonnes of ore per day.

Site restoration costs at the Hoyle Pond, Pamour and Bell Creek mines are estimated to be $11.4 million of which $3.3 million has been accrued as a long-term liability of the company. The balance will be accrued on a unit of production basis over proven and probable reserves. The Company has posted surety bonds and letters of credit totaling $2.6 million for site restoration obligations with the provincial government. Site restoration costs at the Dome mine are estimated to be $18.9 million.

SUMMARY OF PRODUCTION AND FINANCIAL DATA

The following table summarizes certain gold production, operating and financial data relating to the Porcupine Joint Venture for the three years ended December 31, 2002. The results of operations for the year ended December 31, 2002 include the Company's 49% share of the results of operations from the Porcupine Joint Venture for the six month period ended December 31, 2002. All other historical data pertains to the Hoyle Pond mine:

YEARS ENDED DECEMBER 31,                                                            2002            2001           2000
                                                                                    ----            ----           ----
SELECTED PRODUCTION AND OPERATING INFORMATION
Tonnes mined (000's) (100% basis)..........................................       10,821.9          635.8         790.8
Ore processed (000's) (100% basis).........................................        2,390.7          443.9         460.6
Gold grade (gpt)...........................................................           5.00          12.40         11.27
Average gold recovery (%)..................................................             91             88            84
Gold equivalent production(1)..............................................        189,464        156,581       140,441
Number of employees........................................................            756            379           419

SELECTED FINANCIAL INFORMATION (IN MILLIONS EXCEPT UNIT COSTS):

Revenue....................................................................      $    58.2      $    41.7      $   38.4
                                                                                 ---------      ---------      --------
Cost of production.........................................................           38.0           28.5          29.4
Inventory change...........................................................           (1.5)          (0.7)           --
Site restoration cost accruals.............................................            1.5            0.2           0.1
Depreciation, depletion and amortization...................................           16.4           13.2          13.1
Care and maintenance.......................................................            0.6            0.9           4.1
Exploration................................................................            1.9            0.3            --
                                                                                 ---------      ---------      --------
                                                                                      56.9           42.4          46.7
                                                                                 ---------      ---------      --------

YEARS ENDED DECEMBER 31,                                                            2002            2001           2000
                                                                                    ----            ----           ----
Net earnings (loss)........................................................      $     1.3      $    (0.7)     $   (8.3)
                                                                                 =========      =========      ========
OTHER FINANCIAL INFORMATION:

Capital expenditures (millions) ...........................................      $     6.7      $     7.9      $   13.9
Unit costs:
  Total cash costs per gold equivalent ounce produced......................            201            182           209
  Total cash costs per tonne milled........................................             32             64            63
  Total production cost per gold equivalent ounce..........................            294            265           303

-------------
Note:
(1) 2002 gold equivalent production represents the Company's 49% ownership interest in the Porcupine Joint Venture commencing July 1, 2002. Prior gold equivalent production represents the Company's 100% interest in the Hoyle Pond Mine.

Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, please refer to the disclosure under the heading "Calculation of Cash Costs, Production Costs and Realized Revenue and Reconciliation to the Statements of Operations".

For further information on the 2002, 2001 and 2000 results, refer to the disclosure included under "Financial Results, Operations, Porcupine Joint Venture" which is incorporated by reference in the Management's Discussion and Analysis of Financial Condition and Results of Operations.

PRODUCTION FORECAST, LIFE OF MINE AND CAPITAL EXPENDITURES

The Company's share of estimated gold equivalent production for 2003 is 219,000 ounces at estimated total cash costs of $210 per ounce.

The proven and probable reserves are sufficient for six years of production. There is significant potential for additional reserves and resources in the current property position controlled by the joint venture. Permitting activities on the Pamour mine are under way.

The Company's share of capital expenditures at the Porcupine Joint Venture operations in 2002 were $6.7 million compared to $7.9 million during 2001. The majority of capital expenditures for 2002 were required to further advance the 1060 ramp at the Hoyle Pond mine, underground development drilling at the Hoyle Pond mine, surface fleet additions and plant modifications. Planned capital expenditures for 2003 are estimated to be $13.7 million of which the Company's share is $6.8 million. The majority of the expenditures are on the Hoyle Pond mine development, tailings dam and underground equipment.

                        TIMMINS GENERAL PROPERTY POSITION



                                [PICTURE OMITTED]


                     TIMMINS GENERAL PROPERTY LOCATION MAP.

KUBAKA MINE, RUSSIAN FEDERATION

The Company owns a 98.1% interest in the Omolon Gold Mining Company ("Omolon"), a Russian joint stock company. Omolon is operated under a contractual agreement whereby an indirect subsidiary of the Company is the operator and manager. The major assets of the joint stock company are the Kubaka mine and the Birkichan exploration project located in the Russian Far East. The majority of the Company's prior 54.7% ownership interest in the Kubaka mine was acquired as a result of the Kinam Merger on June 1, 1998.

On December 3, 2002, the Company entered into purchase agreements with four of the five Russian shareholders of Omolon. The four shareholders' agreed to tender their shares in Omolon and Omolon agreed to pay $44.7 million including certain transaction costs for these shares. These transactions closed as at March 26, 2003, increasing the Company's interest in Omolon to 98.1% from 54.7%.

A report entitled "Technical Report on the Kubaka Project" dated February 2003 (the "Kubaka Report") has been prepared for the Company by Scott Anderson, mining engineer. The following summaries of the Kubaka Project have been prepared from the Kubaka Report and, in some cases, are extracts from the Kubaka Report.

PROPERTY DESCRIPTION AND LOCATION

The Kubaka open pit mine, infrastructure and mining concession covers approximately 897 hectares located 320 kilometers south of the Arctic Circle and 938 kilometers northeast of the major port city of Magadan. The Kubaka pit operated for six years from 1997 to 2002, producing slightly more than 430,000 ounces of gold annually.

Currently, the Kubaka Project consists of mineralized stockpiles and three small, undeveloped underground projects. The underground projects will be exploited in 2003 and early 2004. Development of two of the underground projects will start in early April, 2003 and development of the third is scheduled for early third quarter 2003.

The Birkichan exploration project covers approximately 515 hectares and is located 28 kilometers north of the Kubaka operations.

Omolon holds the license from the Russian government to operate the Kubaka mine (the "Kubaka License"). The Kubaka License terminates in 2011, subject to extension of up to an additional two years. The Kubaka License establishes certain production requirements for the Kubaka mine and requires the payment of a 3% royalty on the total value of the gold extracted. In 2002, the Kubaka mine was subject to total royalty and production based taxes of 6.7%. The Company's proportionate share of royalties and production based taxes were $4.8 million in 2002 compared to $5.3 million in 2001.

The original Kubaka mining license was granted on January 17, 1995, it was extended on November 21, 2000 and expires in 2008.

The stockpiles, the Kubaka underground mining operations, and the Tsokol deposit are located on the original land allotment for the Kubaka project. The "Right to Use Mineral Resources" was issued in 1995 and expires in 2015. The original land allotment covered 885 hectares; with the addition of the explosive storage area, the airstrip, the access road to the airstrip, and other minor adjustments to the land allotted near the overburden stockpiles, the land allotment currently comprises 927.8 hectares.

The Birkichan project is not included in the Kubaka land allotment. A separate license has been granted to Omolon allowing exploration and mining activities on the Birkichan project.

All requisite permits have been obtained for the mining and continued operation of the Kubaka open pit mine and are in good standing. The Company is in compliance with the Kubaka and Birkichan permits in all material respects.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

Access to the Kubaka mine is by air from Magadan or by a 362-kilometer winter road from Omsukchan, and a 576-kilometer all weather road from Magadan to Omsukchan. The winter road is generally open from mid-December until April and is primarily used to ship the materials and supplies necessary for the next year's production.

The Birkichan project is located 28-kilometers north of the Kubaka project site. Winter access to the Birkichan project is by two routes; a 53 kilometer exploration trail from the Omolon winter road, or an alternate 45 kilometer route which has ecological sensitivities along the river but is far superior especially for heavier equipment. Helicopter access is required during spring thaw, fall freeze-up and summer high water periods. During the dryer periods in the summer months, access to the site is by 4 x 4 vehicles.

The climate at Kubaka is characterized by long cold winters, lasting six months or more. Summers vary between rainy and cool to very warm and dry. Snow has fallen in all 12 months of the year. The mine operates in Arctic conditions. Daylight varies from four to 20 hours per day. Temperatures range from below -52 degrees Celsius to above 32 degrees Celsius. Mean precipitation is approximately 40 centimeters annually.

The area is described as mountainous with some rugged topography. The slopes have gentle concavity with a steepness of between 10 and 30 degrees. The site is situated in permafrost. The natural vegetation at the site consists of moss, low shrubs and small larch trees. In the valley bottom the ground surface is hummocky and grass covered. The elevation ranges from 500 to 932 meters.

Water utilized in the mill for processing the ore is obtained from four sources: fresh water from a well 650 meters south of the mill complex, fresh water from the Dukat tailings dam immediately south of the mill, reclaimed water from the tailings dam facility, and waste water from the sewage treatment plant.

Electrical power at Kubaka is generated at site with seven 3516 Caterpillar diesel generators, each producing 1,500 kilowatts. Generally, four of the generators are utilized in the summer and five in the winter, providing power for the crusher and mill complex, office, and maintenance shop. Three G72M diesel generators, each producing 800 kilowatts, provide power for the man camp. Typically only one of these is utilized at any time, with two on standby.

HISTORY

The Kubaka Deposit was discovered in 1979 during a geological survey conducted by the State Geological Exploratory Expedition. While conducting a group geological survey between 1983 and 1987, preliminary data on the parameters and morphology of the ore bodies and on the scales of mineralization was obtained. Between 1986 and 1992, the Central Ore Zone and Northern Ore Zones were explored in detail and confirmed the economic merit of developing the project.

In 1987, a small open pit was operated with the ore being processed at the Karamken and Omsukchan processing plants. In 1992, an 80,000 tonne per year pilot process plant was constructed at the site and utilized a gravity / flotation process.

In 1992, the comprehensive ore reserves of the Northern ore zones passed State approval of reserves and were transferred to the Evensk stock society for industrial development. Ore recovery began in 1993 with the ore processed at the Karamken Processing Plant.

In 1992, ore reserves for the Kubaka Deposit were calculated and passed State approval on July 19, 1993. In 1993, bidding was opened for commercial development rights to the mineral resources of the Kubaka and Evenskoye deposits. Omolon, a joint stock organization including five Russian partners and Cyprus Amax won the bid and was issued the mining license for the Kubaka deposit.

Construction of the mine and milling complex commenced in 1994 and was completed at a total capital cost of approximately $242 million. This amount includes certain financing costs, working capital and approximately $14 million in capitalized interest. Commercial production was achieved at Kubaka on June 1, 1997. The mine and mill have continued operations since then except for a short period in September 1998.

GEOLOGY AND MINERALIZATION

The Kubaka gold deposit is located in an area of highly weathered Paleozoic volcanic rocks resting on a Precambrian crystalline basement. The Kubaka ore deposit is an epithermal quartz-adularia vein system hosted by volcanic rocks and their sedimentary derivatives. Kubaka is older than, but otherwise very similar to, volcanic hosted epithermal gold deposits found in the North American Western Cordillera.

The ore body was formed in the Devonian time period. It is located in a caldera represented by a crest like depression about 2.5 kilometers in width and 4.2 kilometers in length. The strata are complex and consist of sedimentary tuffs from the mid to late Devonian in age. Tuffs and sandy tuff units are the main traps for the gold mineralization. These are a few meters to tens of meters thick. The gold bearing fluids utilized the ignimbrites for conduits and are 40 to 60 meters thick.

The mineralization at Kubaka extends over a strike length of 3.5 kilometers with the underground mining operation having a strike length of 2 kilometers. The Birkichan project has a strike length of 2.5 kilometers and is open along strike both to the northeast and the southwest.

Commercial grade mineralization is found in three steeply dipping veins: North, Central, and Zokol. The main Kubaka vein is steeply dipping and outcrops at the surface. The vein consists of massive to finely banded quartz. Gold and silver (electrum and other minerals) occurs in quartz. The gold to silver ratio is approximately one to one.

EXPLORATION

The Company will focus its exploration activities to identify resources that can be quickly converted into reserves and provide mill feed for the Kubaka processing plant in 2003 or 2004. Exploration expenditures in 2002 were $1.2 million. Planned exploration expenditures in 2003 are $2.5 million.

DRILLING, SAMPLE AND ANALYSIS AND SECURITY OF SAMPLES

The project area has been explored using reverse circulation and diamond core drilling, with the majority being diamond core drilling. The resource at Kubaka has been drilled on 20-meter sections, and in areas of complex geology or high grade, drill density is increased to 10-meter sections. The majority of the diamond drill holes are drilled at right angles to the vein (typically dipping 70 to 75 degrees). All of the exploration and reverse circulation infill data is included in the geologic model.

Sample recovery for all the sampling methods is high. Very little water has been encountered in both the diamond drilling and reverse circulation drilling.

Samples are delivered to the assay department under direct control of the geology department. All information is checked and verified by the geological staff prior to entry into the geological database that is used to create the resource models.

The local geologists and the technical services departments of the Company have developed the geological models. The reconciliation of the Kubaka geology models with mining to date indicates a good (correlation between the resource model and production) geological representation of the deposit by the block model.

Drill and other exploration samples collected for use for geological modeling and resource estimation have been under the direct supervision of the geological department and delivered to the assay laboratory under secure conditions. Ten to fifteen percent of all samples are resubmitted to the site laboratory as check samples. This includes all exploration, infill, and production samples. Also, check samples are sent to labs in U.S.A, Canada and Irkutsk.

Over the last four years systematic but wide spaced exploration drilling at the Birkichan gold prospect has partially identified a mineral deposit with narrow high grade structures. Detailed drilling in the central Mezinitz valley has outlined several near surface subparallel zones with potential for an open pit. The low-grade mineralized zone hosting the higher-grade structures remains open in two directions and the overall potential to expand resource is good.

MINERAL RESERVE AND RESOURCE ESTIMATES

The following table sets forth the estimated proven and probable reserves for the Kubaka mine as at December 31, 2002 and 2001 and represents 100% of the Kubaka deposit, in which the Company holds a 98.1% interest:

                       2002                                2001
         -----------------------------------------------------------------------
                     AVERAGE      GOLD                    AVERAGE       GOLD
          TONNES      GRADE      CONTENT       TONNES      GRADE      CONTENT
          ------      -----      -------       ------      -----      -------
          (000'S)     (GPT)     (000'S OZ)     (000'S)     (GPT)     (000'S OZ)

Proven     1,682       4.46         242         1,119        9.81         353
Probable      61      22.62          44           448       19.93         287
              --      -----          --           ---       -----         ---
Total      1,743       5.09         286         1,567       12.70         640
           =====       ====         ===         =====       =====         ===

In addition to proven and probable reserves, as at December 31, 2002, the Kubaka deposit includes an estimated 0.3 million tonnes of measured and indicated resources at an average grade of 11.05 grams of gold per tonne. For more details on reserves and resources see pages 12 to 16.

MINING AND MILLING OPERATIONS

Open pit mining ended in October 2002. The Company has commenced processing the low-grade stockpiles and will supplement this with underground ore from the North High Wall, Center Zone, and North Vein at the beginning of the second quarter of 2003. Approximately, 85% of the mill feed tonnes and 60% of the ounces in 2003 will come from the stockpiles, with the remaining mill feed being delivered from the three underground projects.

The underground projects represent extensions of the Kubaka ore zone that could not be recovered through open pit mining. They will be mined with conventional shrinkage and long-hole mining methods. These three underground mining areas have ore mining widths ranging from one meter to six meters and contain grades in excess of 10 grams per tonne.

The North High Wall underground mining operation will be partially accessed from existing adits in the pit high wall. Two additional drifts will be driven on the bottom of the ore allowing the ore to be mined via a long-hole mining method. The Center Zone is located in the bottom of the pit and will be accessed with a spiral ramp. The ore will be mined with a long-hole mining method. The North Vein will be accessed from a existing drift and will be mined utilizing a shrink stoping method. The existing drift and some of the other development will be slashed to allow access by the load haul dump units. One stope is ready to be mined and two additional stopes, along the strike, will be developed.

The mineralized stockpiles will be depleted in first quarter 2005. The Kubaka underground operations, (the North High Wall, the Central Zone, and the North
Vein), will be exhausted by January 2004.

The mineralized stockpiles are located varying distances from the crusher yard. Slightly less than half the mill feed for 2003 will come from stockpile 6, located 1.1 kilometers from the crusher yard. The remaining feed derived from stockpiles is located 1.9 kilometers from the crusher yard, in stockpile 3. Both of these stockpiles will be transported to the crusher yard with existing equipment at site. The stockpiles are frozen and require blasting to loosen the material for mucking.

The processing facility at Kubaka is a standard CIP milling process. The mill processes ore on a 24 hour per day, 365 day per year schedule. The stockpiled ore is loaded into and crushed in the jaw crusher and conveyed to a crushed ore stockpile. The crushed ore is reclaimed and ground in a semi-autogenous grinding mill followed by a ball mill. The ground ore is thickened, and then leached in a cyanidation circuit. The grind thickener overflow flows through a carbon column circuit to recover any gold leached in the grinding circuit. The cyanidation circuit has four stages of leaching, followed by a six stage CIP circuit. The loaded carbon from the carbon circuits is stripped of the gold and silver in a pressure stripping circuit. Gold and silver are then recovered in electrowinning cells and smelted to produce dore bullion. As at December 31, 2002, the mill has processed 4,505,217 tonnes resulting in 2,589,697 recovered gold ounces.

The Kubaka operations maintain the highest standards of environmental compliance and monitoring. An environmental engineer supported by staff in the Magadan office and in the Kinross Technical Services Department, conducts various daily, weekly, and monthly monitoring activities in and around the project site to assure environmental compliance.

Reclamation activities started in the second year of production, 1998. Areas are actively reclaimed and seeded as mining progresses. Through 2002, 60 hectares had been fully reclaimed and an additional 51.4 hectares have been partially reclaimed (top soil is placed, but it has not been seeded). In 2003 the plan is to fully reclaim an additional 30 hectares.

If the exploration is not successful, the tailings facility will be capped in spring of 2005. The remainder of the reclamation activities will be completed in the spring and summer of 2005.

The underground project returns an operating profit over the duration of the project life.

Summary of Production and Financial Data

The following table summarizes certain gold production, operating and financial information relating to the Kubaka mine for the three years ended December 31, 2002. The gold equivalent production is based on the Company's 54.7% interest in the Kubaka Mine as at December 31, 2002.

YEARS ENDED DECEMBER 31,                                                             2002           2001           2000
                                                                                     ----           ----           ----
SELECTED PRODUCTION AND OPERATING INFORMATION
Tonnes mined (000's) (100% basis)..........................................         6,227.5         9,938.9       11,510.9
Ore processed (000's) (100% basis).........................................           849.9           889.3          856.8
Gold grade (gpt)...........................................................           14.93           15.28          16.28
Average gold recovery (%)..................................................              98              98             98
Gold equivalent production(1)..............................................         220,972         237,162        244,641
Number of employees........................................................             374             466            441

SELECTED FINANCIAL INFORMATION (IN MILLIONS EXCEPT UNIT COSTS):

Revenue....................................................................       $    71.5       $    71.3      $    72.1
                                                                                  ---------       ---------      ---------
Cost of production.........................................................            29.3            33.1           34.0
Inventory change/other.....................................................            (1.5)            1.0           (1.1)
Site restoration cost accruals.............................................             0.8             0.4            0.8
Depreciation, depletion and amortization...................................            20.1            24.0           30.8
Interest expense...........................................................             0.3             2.0            3.5
Exploration................................................................             1.2             2.1            2.3
Other......................................................................              --              --           (0.4)
                                                                                  ---------       ---------      ---------
                                                                                       50.2            62.6           69.9
                                                                                  ---------       ---------      ---------
Earnings (loss) before taxes...............................................            21.3             8.7            2.2
Income and mining taxes....................................................             6.2             4.3            4.1
                                                                                  ---------       ---------      ---------
Net earnings (loss)........................................................       $    15.1       $     4.4      $    (1.9)
                                                                                  =========       =========      =========

OTHER FINANCIAL INFORMATION:

Capital expenditures (millions) ...........................................       $     0.1       $     0.4      $     0.1
Unit costs:
  Total cash costs per gold equivalent ounce produced                             $     133       $     140      $     139
  Total cash costs per tonne milled........................................       $      34       $      39      $      40
  Total production cost per gold equivalent ounce..........................       $     227       $     243      $     268

---------------
Note:
(1) Gold equivalent production represents the Company's 54.7% ownership interest in the Kubaka mine as at December 31, 2002, 2001 and 2000.

Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, please refer to the disclosure under the heading "Calculation of Cash Costs, Production Costs and Realized Revenue and Reconciliation to the Statements of Operations".

For further information on the 2002, 2001 and 2000 results, refer to the disclosure included under "Financial Results, Operations, Kubaka Mine" which is incorporated by reference in the Management's Discussion and Analysis of Financial Condition and Results of Operations.

PRODUCTION FORECAST, LIFE OF MINE AND CAPITAL EXPENDITURES

The Company's share of estimated gold equivalent production for 2003 is 188,000 ounces at estimated total cash costs of $190 per ounce.

The Company's share of capital expenditures at the Kubaka operations in 2002 was $0.1 million compared to $0.4 million during 2001. The Company's share of planned capital expenditures for 2003 is $1.5 million.

The Kubaka underground project consists of three small independent underground mining projects, two associated with the exhausted Kubaka pit, the Central Zone and the North High Wall, with the third adjacent to the pit, the North Vein. The capital cost of the underground project is estimated at approximately $2 million to purchase and deliver equipment and supplies to start underground development. Additionally, it is expected that operating expenditures of $3.3 million will be incurred to mine and recover 79,165 gold equivalent ounces from the three separate underground developments.

                                KUBAKA SITE PLAN



                      KUBAKA GENERAL PROPERTY LCOATION MAP.
                                [PICTURE OMITTED]





TVX PROPERTIES

LA COIPA MINE

A report entitled "Technical Report La Coipa Mine, Chile" dated May 5, 2003 (the "La Coipa Report") has been prepared for the Company by AMEC E&C Services Limited ("AMEC") and authored by Maryse Belanger, P.Geo. The following summaries of the La Coipa mine have been prepared from the La Coipa Report and, in some cases, are extracts from the La Coipa Report.

PROPERTY DESCRIPTION AND LOCATION

The La Coipa mine is located in the Atacam Region of northern Chile, approximately 1,000 kilometers north of Santiago and 140 kilometers northwest of the community of Copiapo, Chile. The mine is operated by a Chilean contractual company, Compania Minera Mantos de Oro ("MDO"), a joint venture between a wholly-owned subsidiary of Placer Dome Inc. ("Placer Dome") (50%) and the Company (50%). There are three known deposits remaining within the government-approved La Coipa mining area: Coipa Norte and Brecha Norte are currently being mined by open pit methods, and Can-can is planned for exploitation beginning in 2005. MDO is actively exploring in the district.

The La Coipa mine consists of approximately 7,500 hectares of mineral claims, of which the principal ones are Indagua, Marta, Escondida, Candelaria, Eduardo and Chimberos

MDO has obtained a series of permits that allow exploration and mining activities to proceed in the La Coipa area. No other permits need to be obtained. MDO's land position includes 57 exploitation concessions covering 14,827 hectares and 38 exploration permits covering 6,600 hectares.

The exploration permits are valid for a two-year period from the date they are declared in force and can be renewed once for another two-year period. Thereafter the size of the exploration permit area must be reduced by half. MDO can elect to apply for mining concessions in areas where exploration concessions are held.

The exploitation or mining concessions can be held indefinitely as long as the annual fees are paid to keep the permits in good standing. The exploitation permits covering the La Coipa area give MDO the right to extract the ore and to sell the final products into the open market.

The corporate income tax rate is forecast at 16.5% in 2003 and 17% for subsequent years. Depreciation and amortization of capital costs is allowed as a deduction in the calculation of taxable income. Corporate taxes are estimated at $2.4 million in 2003. An annual fee of $55,000 is also assessed to maintain the mining claims in good standing.

No royalties are applicable on gold and silver produced from the mine, but an annual preferred dividend of $1.8 million is payable. The joint venture partners receive disbursements from the operation via common dividends from MDO. A 35% withholding tax is applicable on all dividends disbursed to foreign shareholders, less the corporate income tax already paid.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The La Coipa mine is located approximately 1,000 kilometers north of Santiago in Copiapo Province in the Atacama Region of the Chilean Andes. Access is by a 140 kilometer road of which 30 kilometers are paved, from the regional center of Copiapo, which is served daily by commercial airline from Santiago. The nearest port, Caldera is 80 kilometers west of Copiapo. The mine is connected to the national power grid system.

The mine lies in the Domeyko Cordillera between at an elevation of 3,800 and 4,400 meters, the plant site being at 3,815 meters. Current and future mining operations are at elevations ranging from 4,040 meters to 4,390 meters.

The climate is considered pre-arid Mediterranean, subject to low temperatures, strong winds and some snow during the winter. Despite the adverse climate, mining operations are performed year-round without interruption. Temperatures range from a high of 25 degrees Celsius to a low of -10 degrees Celsius. Water is scarce in the area, but the Maricunga Salar provides sufficient water to fulfill industrial needs through a 40 kilometer pipeline. Vegetation is sparse.

HISTORY

The earliest written information about La Coipa as a precious metal prospect dates back almost a century, when a small underground copper-silver mine was in operation about 2 kilometers southeast of the present day operations. Regional resources have been sporadically exploited since then, but the La Coipa area itself did not receive any attention from exploration geologists until the late 1970's.

TVX acquired an initial indirect 49% interest in the La Coipa mine in June 1988 from companies controlled by Eike Batista, Roberto Hagemann Gerstmann and Jozsef Ambrus, which at the time held the remaining 51% interest. Pursuant to the La Coipa acquisition agreement dated January 25, 1989, Placer acquired a 50% indirect interest in the La Coipa mine from both TVX and companies controlled by Messrs. Batista, Gerstmann and Ambrus, pro rata as to their respective interests in the La Coipa mine. The La Coipa acquisition agreement also provided for the future operation of the La Coipa mine and the respective responsibilities of the joint venture parties. As a result of this transaction, TVX's indirect interest in the La Coipa mine was reduced to 24.5% and the indirect interests of Messrs. Batista, Gerstmann and Ambrus was reduced to 25.5%. Between 1989 and 1994, TVX increased its ownership in the La Coipa mine to 50%.

GEOLOGY AND MINERALIZATION

The La Coipa ore deposit forms part of a precious metal epithermal system, located in the northern Chilean tertiary volcanic belt which is generally known as the Maricunga belt. Three main mineralized zones are found at La Coipa, Ladera-Farellon and Coipa Norte, about three kilometers apart, and the Chimberos deposit approximately 25 kilometers northeast of the 15,000 tonnes per day plant.

The eastern portion of Coipa Norte and Farellon show high gold grades associated with advanced argillic alteration (alunite -- kaolinite -- dickite, quartz), semi-tabular forms and ore hosted mainly in the triassic sedimentary rocks. Ladera and western Coipa Norte have high silver-to-gold ratios, mushroom-like shapes and are hosted in the tertiary pyroclastic unit. Ladera is mainly associated with a vuggy-silica alteration and western Coipa Norte with silicification.

The most common precious metal-bearing minerals are cerargyrite, several other silver halide complexes, native silver, electrum and native gold as free particles in the size range of 0.5 to 50 microns. Sulfides such as pyrite, chalcopyrite, covellite, tennantite-tetrahedrite, enargite, galena and sphalerite have also been detected by deep drilling in the unoxidized zone and in some isolated cores included in the oxidized zone. Mercury is common in all the deposits and occurs as calomel.

All the known reserves at La Coipa are found in oxidized zones. Both Ladera and the silver orebody in Coipa Norte are located in the western and upper portions of the mineralized zones. At Coipa Norte, the silver orebody outcrops are closely associated with pervasively silicified rocks. The presence of bedded outflow material and geyserites suggest that this area has not been subjected to significant erosion. At Ladera, however, the upper portion of the host pyroclastic sequence is strongly leached and practically barren, suggesting secondary enrichment as the source of the high silver in the ore. The mushroom-like part of the Ladera orebody is also broader and more lens-like than the one at Coipa Norte.

EXPLORATION

Exploration work in the La Coipa district started in the late 1800s and has been ongoing since, although the property ownership changed a number of times. Modern exploration techniques have been implemented starting in the late 1970s to early 1980s. They included geological mapping, geochemistry, channel sampling, drilling and 800 meters of underground development.

TVX's share of exploration expenditures totalled $0.7 million during 2002. The Company's share of the exploration budget for 2003 is $0.6 million.

DRILLING, SAMPLE AND ANALYSIS AND SECURITY OF SAMPLES

Various drilling methods and sampling protocols have been used at La Coipa. Diamond drill holes completed during the exploration phase were systematically sampled in 2 meter intervals. Half the core was sent for assaying and the other half stored in a warehouse near the camp. Reverse circulation holes for both exploration and in-pit drilling are sampled in 2 meter long "runs". All drill chips are also stored in the same location as the core.

Since 1984, a total of 97,225 meters in 2,002 holes has been completed in the La Coipa mining area. Most of the exploration drilling was completed with reverse circulation holes. All exploration holes are surveyed by the mining surveyors. These holes have also been down-hole surveyed at about 20 meter intervals. Most of the exploration holes are inclined holes.

Drill core is delivered to the exploration storage building located by the camp at the mine complex. A geologist completes a written log for the hole that includes geological and geotechnical information. The geological data include identification of specific geological formations, colour, alterations, presence and visual estimate of sulphide and oxide minerals, nature of fracture filling and a detailed geological description of the core that includes textural and lithologic characteristics, contact styles and mineralization. Geotechnical data are also recorded. Structures are described with measurements to determine top, bottom, orientations and dip angles.

Standards are inserted by the mine laboratory. Duplicate analyses are done from time to time at independent labs, including pulp duplicates of selected samples.

The lab carefully monitors MDO's performance in all aspects of sample preparation and assaying for exploration activities, the mine, the plant and the refinery. Analyses are performed at the mine laboratory, with some exploration samples sent to an outside laboratory. The La Coipa lab performs numerous control checks when the drill or blast hole samples are received for preparation and analysis. The lab department uses a set of quality assurance and quality control protocols to monitor its own performance.

MINERAL RESERVES AND RESOURCES ESTIMATES

The following table sets forth the estimated proven and probable reserves for the La Coipa mine as at December 31, 2002 and 2001 and represents 100% of the La Coipa deposits, in which the Company holds a 50% interest:

                       2002                                2001
         -----------------------------------------------------------------------
                      GOLD       SILVER                    GOLD       SILVER
          TONNES      GRADE       GRADE        TONNES      GRADE       GRADE
          ------      -----      -------       ------      -----      -------
        (MILLIONS)    (GPT)       (GPT)      (MILLIONS)    (GPT)       (GPT)

Proven       28.1      1.15        58.3          34.3       1.14        57.5
Probable      7.5      1.05        47.4           7.4       1.43        54.5
Total        35.6      1.13        56.0          41.8       1.19        56.9

                    2002                             2001
               --------------------------------------------------------------
                    GOLD          SILVER             GOLD         SILVER
                   CONTENT        CONTENT           CONTENT       CONTENT
                   -------        -------           -------       -------
                 (000'S OZ)      (000'S OZ)        (000'S OZ)    (000'S OZ)

Proven             1,036          52,590             1,260         63,410
Probable             254          11,486               336         13,014
                     ---          ------               ---         ------
Total              1,290          64,076             1,596         76,424
                   =====          ======             =====         ======

In addition to proven and probable reserves, as at December 31, 2002, the La Coipa mine has an estimated 0.8 million tonnes of measured and indicated resources at an average grade of 0.53 grams of gold per tonne. For more detail on reserves and resources see pages 12 to 16.

MINING AND PROCESSING

The La Coipa mine currently operates two conventional open pits: Coipa Norte, and Brecha Norte, a third pit, Can-Can, is scheduled to commence in 2005.

The current pits are mined on 10 meter benches with the final highwall developed in a double-bench configuration.

The decision was made during 1997 to develop the Chimberos high-grade silver deposit and work commenced in the fourth quarter of 1997. Milling of the Chimberos ore commenced in July, 1998 and was completed in August, 1999. Following the completion of the milling of the Chimberos ore in August 1999, production came from the reserves at La Coipa. In 2001, production from the Ladera-Farellon open pit ceased and mining activities focused on the Coipa Norte open pit which is to provide the majority of mill feed until 2007.

In the milling process, ore is crushed, then ground in a circuit incorporating a semi-autogenous mill with a pebble crusher and two ball mills. A new crushing system installed in October 1999 allows throughput of up to 17,000 tonnes per day. The ground ore is leached, then filtered and washed to separate out the tailings, and the solution is passed through a Merrill-Crowe plant. The precipitate is then sent to the refinery.

Process plant gold and silver recoveries are forecast at approximately 80% and 60%, respectively. This compares to actual average recovery of 82.8% for gold and 63% for silver over the past three years.

Water and power supplies are critical infrastructure aspects of the La Coipa mine. Water requirements for the 15,000 tonnes per day plant are 100 litres per second and are obtained from underground springs which feed the Salar de Maricunga, a saltwater lake 38 kilometers from the mine site. The water is pumped via a pipeline built by MDO from the springs to the plant site. Power for the 15,000 tonnes per day plant is supplied by the National Power grid from a tie-in approximately 88 kilometers from La Coipa. MDO has built a substation at Carrera Pinto which ties the line from the mine site into the grid.

The dore produced at the mine is shipped to refineries in the United States and England, with gold and silver credited to MDO metal accounts. The gold and silver are sold into world markets at spot prices.

The La Coipa mine received an ISO 14001 certification in July 2002 and there are comprehensive procedures in place in the event of a safety or environmental incident. The most significant environmental issue at the mine is mercury contamination of the Campamento Aquifer. A processing plant incident in 1995 resulted in mercury contaminated tailings being discharged at the tailings site. Mercury-contaminated water has been detected in the aquifer since that time. The mercury concentration in the water is adversely affected but the low aquifer flow rates, estimated at 10 litres per second to 15 litres per second reduce the rate of impact. This compares with 1,500 litres per second in the aquifer that serves as the source of water for the mine.

As a remedial measure, MDO installed a fence of wells to intercept and divert uncontaminated water through a pipeline around the problem area. Other wells were also installed below the tailings area to collect contaminated water, which was then pumped to the process plant for recycling. These measures were not entirely successful, and so a water treatment plant was constructed further downstream in 1999. The aquifer water is intercepted and passed through a resin filter at the treatment plant where mercury is removed. It is not known how long the plant, which is effective in removing mercury contamination, will have to operate after mine closure.

Mine closure costs are estimated at $13.5 million. This includes costs to demolish and remove plant site buildings, secure the pit area and prevent a safety hazard to the public, and operate the water treatment facility for up to 20 years. Because of the lack of vegetation in the area no major revegetation or resloping activities are currently proposed. Small-scale experimentation with growing plants in the arid climate is currently underway, and further field-testing is planned prior to closure.

SUMMARY OF PRODUCTION AND FINANCIAL DATA

The following table summarizes certain gold and silver production and operating data relating to the La Coipa mine for the three years ended December 31, 2002:

YEARS ENDED DECEMBER 31,                                                           2002            2001           2000
                                                                                   ----            ----           ----
SELECTED PRODUCTION AND OPERATING INFORMATION:
Total tonnes mined (000's) (100% basis)....................................       31,734.0        34,001.0        30,342.0
Total tonnes processed (000's) (100% basis)................................        6,343.0         6,347.0         6,012.0
  Gold grade (gpt).........................................................            1.1             0.7             0.8
  Silver grade (gpt).......................................................          58.25           90.12           89.80
  Average gold recovery (%)................................................           84.7            82.4            83.4
  Average silver recovery (%)..............................................           60.5            65.9            63.3
Production (ounces)
  Gold(1)..................................................................         95,989          58,424          76,363
  Silver(1)................................................................      3,594,763       6,059,869       5,546,274
  Gold equivalent(1).......................................................        149,284         155,915         174,706
Number of employees........................................................            446             442             434

SELECTED FINANCIAL INFORMATION (IN MILLIONS EXCEPT UNIT COSTS):

Revenue....................................................................    $      46.3     $      41.4     $      48.9
                                                                               -----------     -----------     -----------
Cost of sales                                                                         33.6            32.1            37.2
Depletion and depreciation.................................................           12.7            16.3            13.9
Mining property write-down                                                              --            13.0              --
Interest expense...........................................................            0.2             0.3             0.4
Exploration................................................................            0.7             0.3             0.8
Other......................................................................           (0.5)            0.6             8.6
                                                                               -----------     -----------     -----------
                                                                                      46.7            62.6            60.9
                                                                               -----------     -----------     -----------
Earnings (loss) before the undernoted......................................           (0.4)          (21.2)          (12.0)
Income taxes (recovery)....................................................            0.8              --            (1.3)
Minority interests and participation rights................................           (0.6)          (10.6)           (5.4)
                                                                               -----------     -----------     -----------
Net (loss).................................................................    $      (0.6)    $     (10.6)    $      (5.3)
                                                                               ===========     ===========     ===========

YEARS ENDED DECEMBER 31,                                                           2002            2001           2000
                                                                                   ----            ----           ----
OTHER FINANCIAL INFORMATION:

Capital expenditures (millions)............................................    $       0.8     $       6.0     $       6.1
Unit costs:
  Cash cost per gold equivalent ounce......................................    $       226     $       210     $       211
  Cash cost per tonne milled...............................................    $        11     $        10     $        12
  Total production cost per gold equivalent ounce..........................    $       312     $       317     $       290

------------
Note:
(1) Gold, silver and gold equivalent production represents 50% of the historic production at the La Coipa mine.

Cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, please refer to the disclosure under the heading "Calculation of Cash Costs, Production Costs and Realized Revenue and Reconciliation to Statement of Operations".

PRODUCTION FORECAST, LIFE OF MINE AND CAPITAL EXPENDITURES

The Company's share of estimated gold equivalent production for 2003 is 133,000 ounces at estimated total cash costs of $255 per ounce.

The proven and probable reserves are sufficient for six years of production. The mine is scheduled to cease production in 2008 if additional reserves are not found, however, there is significant potential for additional reserves and resources near the present mine site.

Capital expenditure at the La Coipa mine in 2002 were $0.8 million compared to $6.0 million during 2001. The Company's share of planned capital expenditures for 2003 is $0.9 million.


                                [PICTURE OMITTED]
                      LA COIPA MINE PROPERTY LOCATION MAP.

CRIXAS MINE

The Crixas mine is owned by Mineracao Serra Grande, S.A ("MSG"), which in turn is 50% owned by Newinco Comercio e Participacoes Limitada, a Brazilian corporation wholly owned by the Company, and 50% by Brazilian affiliates of AngloGold.

A report entitled "Independent Technical Report for Crixas Mine, Brazil" dated April 2003 (the "Crixas Report") has been prepared for the Company by Steffen, Robertson and Kirsten (Canada) Inc. ("SRK Consulting") and authored by Dr. John Arthur, CGeol FGS, CEng MIMM, consulting mining geologist, Ken S. Reipas, P.Eng, principal mining engineer. The following summaries of the Crixas mine have been prepared from the Crixas Report and, in some cases, are extracts from the Crixas Report.

PROPERTY DESCRIPTION AND LOCATION

The Crixas mine is situated in central Goias State, Brazil, approximately 250 kilometers northwest of Goiania, the state capital, and three kilometers from the town of Crixas. The Crixas mine constitutes two currently operating underground gold mines accessed by decline, Mina III and Mina Nova; three orebodies that have been accessed by underground development, Corpo SUL, Corpo IV, and Corpo V; and two orebodies under evaluation, Forquilha and Palmeiras. The maximum production capacity of the mining complex is 740,000 ore tonnes treated per year, constrained by the single ball mill in the grinding circuit.

MSG has interests in mineral rights covering a total area of 15,488 hectares. These interests include two mining leases covering a combined area of 1,947 hectares, 15 exploration licences over an area of 10,522 hectares and four exploration applications awaiting renewal covering further areas totaling 3,019 hectares. Mining licences are renewable annually and have no expiry date. Generally, exploration licences are valid for three years, extendable for additional two years.

The Crixas mine is exposed to potential environmental liabilities related to the tailings storage area; waste rock storage on surface; industrial plant site; site water management; and mining lease MM2286/35 (area of historical mining by Garimpeiros). Preventative measures have been taken to limit any potential environmental liabilities.

With regards to the mining lease, there is an area where currently, approximately 100 local miners, or Garimpeiros, are conducting small scale mining operations. This mining is illegal under Brazilian law, and has been ongoing for many years. Mercury has been used to recover gold, and there is mercury contamination in this area. These conditions existed when MSG purchased the mining rights. MSG has prepared a thorough report documenting the exiting conditions in the area of the Garimpeiros. Current agreements state that MSG is not responsible for the rehabilitation of the existing contamination. The cost of rehabilitation has not been studied.

MSG's mining operation at Crixas is subject to a mining tax equal to 1% of net sales and a tax on profit equal to the greater of: (a) 34% of actual profit and
(b) 3% of net sales. MSG is currently paying tax at a rate of 3% of net sales from 2000 to 2004, when it will begin paying tax of 34% of profits.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

Access to the area is by a paved road which links the town of Crixas and the Belem-Brasilia highway 120 kilometers to the southeast. There is an airstrip suitable for small aircraft outside the town of Crixas.

In the area of the Crixas mine, the topography is slightly undulated with vegetation close to savannah type ("cerrado") with medium to small trees. The elevation of the mine office is 385 meters.

The climate is characterized by two well defined seasons; the rainy season with heavy precipitation and the dry season with low humidity values. The rainy season is from October to March, with the remaining months hot and dry. Annual rainfall is approximately 1,500 millimeters. Operations run year round, with minimal disruptions due to weather.

Most of the labour force resides in company houses located in Crixas, three kilometers from the mine site. The mine employs a total of some 564 workers made up of 445 direct employees and 119 contractors. Generally, the contracted services include employee transportation (by road), housekeeping and meals, backfill haulage, exploration and site security.

Domestic water for the mine is supplied from wells. These wells also supply the small amount of process make up water that is required. Due to the high amount of annual rainfall, water recycling practices, and system of water holding tanks on surface and underground, very little make up water is needed for the process plant or the underground mines. Electrical power is supplied to the site by a 135 kilometers power line connected to the national grid.

The mine has established surface areas for tailings disposal, waste disposal and for mineral processing. These are all sufficient to meet the future needs as defined by the life of mine plan. In the case of the tailings storage, the impoundment dam will be raised an additional five vertical meters.

HISTORY

Inco first began geological, geochemical and geophysical reconnaissance work in the Crixas region in 1973. Detailed geological mapping and ground magnetic surveys were completed and diamond drilling was conducted from 1973 to 1976. In 1976, Inco discovered gold mineralization below a group of excavations known as the Mina III Old Workings and began concentrating its effort in that area.

Subsequently, Inco decided to seek a partner to help fund further exploration and development and, in April 1983, Kennecott Corporation signed an option agreement to earn a 50% interest in the project. This agreement required the submission of a feasibility study and the commitment to spend $21 million. In 1986, Kennecott Corporation sold its participation in the project to an affiliate of Anglo American, which continued underground development and exploration and completed a bankable feasibility study in 1987.

On October 16, 1987, the decision was made to proceed with the development of a mine and associated processing facilities having an annual throughput of 400,000 tonnes at a total capital cost of $73 million. Mining started in 1987 with ore being stockpiled on the surface. Development was largely completed by the end of 1989, enabling successful testing of the metallurgical circuit to take place through the fourth quarter of 1989. Initial dore bullion associated with this testing was poured on November 14, 1989. Initial gold sales from the project occurred in January 1990.

In 1995, the annual site throughput was increased from 450,000 to 485,000 tonnes. The maximum annual throughput has subsequently been increased to 740,000 tonnes by feeding finer material to the ball mill.

GEOLOGY AND MINERALIZATION

The Crixas property is situated in the Crixas greenstone belt in the State of Goias in central Brazil and forms part of a well-preserved tract of Archean terrain which is composed of three slightly arcuate strips or belts of volcano-sedimentary rocks trending in an approximately north-south direction. It is intruded by granitic rocks and, in places, is partially covered by the Middle Proterozoic Araxa Group.

The Mina III gold deposit occurs within folded metavolcanic and metasedimentary rocks of the Ribeirao das Antas Formation of Archean age. These rocks are well foliated, upper greenschist facies consisting largely of chlorite, biotite, graphite, carbonate and feldspar plus minor chloritoid and garnet. Although uniformly foliated, the schists do not commonly exhibit joints or shears.

The Mina III deposit is a stratabound deposit. Mineralization occurs within three stratagraphic horizons referred to as the Upper, Intermediate and Lower Ore Zones. The ore grade portions of the three horizons are markedly elongated in a west-northwest direction and are stacked vertically above one another. About 60 meters of barren rock separate each ore zone from the next overlying zone.

The Upper Zone ore is geologically complex and includes massive sulphide ore, chloritoid-garnet ore with lesser amounts of arsenopyrite, pyrrhotite and magnetite and sericite ore, a quartz-sericite schist with minor disseminated arsenopyrite and pyrrhotite. The Intermediate Zone ore is very similar to the Upper Zone and is sandwiched within a dolomite unit. This zone is less continuous than the other zones. The Lower Zone ore is associated with a very persistent metachert horizon which has been traced by drilling for 1,800 meters down plunge. Gold mineralization occurs within the metachert, at the footwall of the chert and in the foot and hangingwall of the graphite schists.

The Mina Nova orebody lies two kilometers north of Mina III and occurs as a series of elongate tabular bodies, horizontal in the east and dipping in the west. Mineralization occurs as disseminated sulphides, predominantly Pyrrhotite, hosted in graphitic schist. Abundant quartz mineralization occurs at the base of the mineralized sequences. The hangingwall is well defined marked by a sharp increase in the percentage of arsenopyrite present. The basal quartz mineralization carries fine grained free gold and during the mining process this unit is preferentially mined as dilution over the hangingwall. Minor quartz carbonate veining occurs with pyrrhotite and indicates areas of elevated grade.

EXPLORATION

TVX's share of exploration expenditures totaled $0.5 million during 2002. The Company's share of the exploration budget for 2003 is $1.0 million.

DRILLING, SAMPLE AND ANALYSIS AND SECURITY OF SAMPLES

The sampling methodology at Crixas is dependent on the particular orebody being investigated and has a direct influence on the classification category applied to the resources and reserves. There are three primary sources of information, surface and underground diamond drilling and underground chip sampling.

The surface drilling is used, primarily, for exploration and delineation of the orebody at depth. Underground drilling is used for improving confidence in the location and form of the orebody and for definition of inferred and indicated resources. The chip sampling is used, along with the drilling results, for calculation of grade of the measured and indicated resources and for locating the hangingwall and footwall contacts for mining.

Surface drilling is carried out by conventional diamond core drilling using NQ and BQ barrels. Drill samples are taken at 1 meter intervals with a 20% variance in sample length to take account of significant geological contacts. The average recovery is noted as being quite high in excess of 95%. Given the competency of the rock and the general ground conditions it is unlikely that there would be significant core loss when drilling in the vicinity of the orebody.

Surface drilling is carried out at 25-50 meters spaced intervals along drill lines spaced approximately 100 meters apart. Drilling is generally carried out with orientations to the east-southeast in order to provide the best intersection with the orebodies. Downhole surveys are carried out at 15 meters intervals using Sperry Sun and Tropari instruments. All core is sawn in half with one half provided for assay and the remaining half retained for data verification work.

AX core is obtained from underground drilling and is used for sampling of indicated panels in order to bring them into the measured category. As with the surface drilling, the sampling is carried out at one-meter intervals. The whole core sample is crushed for sampling owing to the small diameter of the AX core and therefore detailed geological logging is necessary prior to crushing.

At the Upper Zone in Mina III, the drilling is carried out in a 360 degree fan pattern in order to define the lateral extent of the discontinuous lenticular sulphide orebodies. Drill sections are spaced at 15-20 meter intervals along development drives. The mineralization in the Lower Zone tends to be more continuous and drilling is carried out on drill lines 30 meters apart. Drilling is carried out from development drives parallel to the plunge direction.

The majority of the underground sampling is carried out using what is referred to as channel sampling. The method would more accurately be described as chip sampling. Chip samples are collected on two-meter intervals along development drives and in raises developed through the orebody between levels. Samples are collected in one-meter intervals starting approximately one-meter in the footwall. The footwall can generally be defined visually in the drives and stopes and the quartz orebodies, in particular, are easily identifiable. The sampling is carried out along the circumference of the drive outline after the rock face has been washed down and the sample line located by the survey.

Sampling occurs across the dip of the orebody and, where the full thickness of the orebody is not exposed, short diamond holes are drilled horizontally into the hangingwall and/or footwall to provide a full intersection.

All sample preparation and analysis is carried out at the Laboratory facilities situated at the Crixas mine. The laboratory at Crixas is responsible for analysis of all samples originating from the metallurgical plant, tailings and underground sampling (drilling and channel samples). Exploration samples are analyzed by an independent laboratory. Samples from the various sources are kept separate and analyzed in separate batches and, in some cases, dedicated equipment is reserved for particular sample types. Quality checks are carried out internally and externally at other laboratories in Brazil.

MINERAL RESERVE AND RESOURCE ESTIMATES

The following table sets forth the estimated proven and probable reserves for the Crixas mine as at December 31, 2002 and 2001 and represents 100% of the Crixas deposits, in which the Company holds a 50% interest:

                         2002                             2001
          ---------------------------------------------------------------------
                       AVERAGE     GOLD                   AVERAGE     GOLD
           TONNES       GRADE     CONTENT       TONNES     GRADE     CONTENT
           ------       -----     -------       ------     -----     -------
           (000'S)      (GPT)    (000'S OZ)    (000'S)     (GPT)    (100'S OZ)

Proven      2,784        7.66        686        2,300     7.27        540
Probable    1,052        8.04        272        1,900     7.41        458
            -----        ----        ---        -----     ----        ---
Total       3,836        7.76        957        4,300     7.33        998
            =====        ====        ===        =====     ====        ===

The Crixas mine has no measured and indicated resources as of December 31, 2002. For more details on reserves, please refer to pages 12 to 16.

MINING AND PROCESSING

The Crixas mine is an underground operation accessed from surface by means of a decline ramp. The mining methods used are primarily mechanized cut-and-fill and room-and-pillar with some slusher mucking. Ore is transported to surface by 25 tonne trucks. The life of mine plan is based on a combined production rate of 735,000 tonnes per year. For 2003, Mina III will contribute 456,000 tonnes (63%) and Mina Nova 270,000 tonnes (37%). Both mines operate 24 hours per day, 7 days per week, with a total of 341 operating days scheduled per year. At the Mina III deposit, the overall mining sequence has been from the top, downward. The main ramp has been advanced down to 550 meters level, while levels 350 to 450 meters represent the current mining horizon.

Towards the end of 2001, a mechanized cut and fill stope trial was initiated on the lower quartz-rich vein currently being exploited by manual room and pillar methods. If successful, this method should result in increased productivity. To date, tests are showing encouraging results.

The ore is processed at an on-site mill which had an initial 365,000 tonnes per annum capacity. Following the completion in 1992 of an incremental expansion at a cost of $2.8 million, the rated annual capacity increased to 450,000 tonnes. A further increase in plant throughput to a rated annual capacity of 485,000 tonnes occurred in 1995. The mill operates 362 days per year and uses the Merrill-Crowe zinc precipitation process to recover gold. In 1996, an additional expansion to the plant occurred which increased capacity to 540,000 tonnes per year which was subsequently increased. In 2000, the underground mines operated at 365 days which allowed annual throughput to reach 725,000 tonnes. A gravimetric circuit installed in September 2001, continued to recover about 40% of the total gold production, reducing the inventory.

Mill tailings are deposited in a tailings area located in a natural valley approximately two kilometers from the plant. A second dam, located down the valley, acts as an overflow catchment area during periods of high rainfall. Decanted solutions from the tailings area are recirculated as mill process makeup water.

At the Mina III deposit, mine dewatering requirements average 80 cubic meters per hour, increasing to 170 cubic meters per hour during backfilling. The main sump on the 150 meter level is equipped with three 112 kilowatt slurry pumps in series, capable of a total of 220 cubic meters per hour. Each main level has a sump and 93 kilowatt slurry pump to deliver water to the main sump. The main sump delivers water to one of the thickeners in the mill, used to clarify the water. Water from the thickener is recycled to the mine.

The Mina Nova is a relatively shallow mine, and there is a river flowing over it (Rio Vermelho). For this reason the geomechanical design of the mine is being carefully engineered and monitored. No instability has been detected. Hydrogeologic studies have been undertaken at Mina III and Mina Nova to characterize the permeability of the rock. The hydraulic transmissibility is very low due to the presence of schist type rocks.

In Brazil, electricity is predominantly (90%) sourced from hydro-electric power. Low rainfalls in recent years caused serious energy shortfalls. In response to this shortfall, all electricity users (both domestic and industrial) had been ordered, as from June 1, 2000, to reduce electricity draw-down from the grid by 20%. The Crixas mine secured alternative electricity supplies from rented generators and buying power on the market. All restrictions were lifted in the first quarter of 2002.

MSG sells the refined gold from the Crixas mine at spot prices and provides a dividend to the Company.

MSG has an up to date closure plan including a closure cost estimate. In July 2000, MSG prepared a reclamation cost estimate for CONAMA (Conselho Nacional de Meio Ambiente), the Brazilian National Government Environmental Institution. At that time, the cost estimate was $8.2 million, less $1.9 million residual value, for a net closure cost of $6.3 million.

The reclamation cost estimate has since been updated in November 2002 to a revised cost of $3.95 million. The reduction in the estimate is mainly due to the devaluation of the Brazilian Real. Currently in Brazil there are no laws requiring the posting of a reclamation bond.

SUMMARY OF PRODUCTION AND FINANCIAL DATA

The following table summarizes certain gold and silver production and operating data relating to the Crixas mine for the three years ended December 31, 2002:


YEARS ENDED DECEMBER 31                                                         2002             2001           2000
                                                                                ----             ----           ----
SELECTED PRODUCTION AND OPERATING INFORMATION:
Total tonnes mined (000's) (100% basis) ...................................        743.0           740.3          736.0
Total tonnes milled (000's) (100% basis) ..................................        743.0           740.3          736.0
Gold grade (gpt) ..........................................................          8.2             8.5            8.5
Average gold recovery rate (%).............................................         95.6            95.3           95.4
Production (ounces)(1).....................................................       93,660          96,157         96,413
Number of employees........................................................          445             451            434
SELECTED FINANCIAL INFORMATION (IN MILLIONS EXCEPT UNIT COSTS):

Revenue....................................................................     $   30.0        $   26.7       $   26.8
                                                                                --------        --------       --------
Cost of sales..............................................................          8.4            10.7           10.6
Depletion and depreciation.................................................          4.8             5.0            4.9
Interest expense...........................................................          0.2             0.5            1.1
Exploration................................................................          0.5             0.3            0.6
Other......................................................................            -            (0.2)          (0.5)
                                                                                --------        --------       --------
                                                                                    13.9            16.3           16.7
                                                                                --------        --------       --------
Earnings before the undernoted.............................................         16.1            10.4           10.1
Income taxes...............................................................          1.5             1.4            2.5
Minority interests and participation rights................................          7.3             4.5            3.8
                                                                                --------        --------       --------
Net earnings...............................................................     $    7.3        $    4.5       $    3.8
                                                                                ========        ========       ========

OTHER FINANCIAL INFORMATION:

Capital expenditures (millions) ...........................................     $    1.8        $    3.3       $    2.9
Unit costs:
  Cash cost per gold ounce.................................................     $     88        $    110       $    112
Cash cost per tonne milled.................................................     $     23        $     29       $     29
Total production cost per gold ounce.......................................     $    137        $    161       $    164

-----------
Note:
(1) Gold equivalent production represents 50% of the historic production at the Crixas mine.

Cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, please refer to the disclosure under the heading "Calculation of Cash Costs, Production Costs and Realized Revenue and Reconciliation to Statement of Operations".

PRODUCTION FORECAST, LIFE OF MINE AND CAPITAL EXPENDITURES

The Company's share of estimated gold equivalent production for 2003 is 85,000 ounces at estimated total cash costs of $125 per ounce.

The life of mine plan based on proven and probable mineral reserves indicates a remaining mine life of five years with production ceasing in 2007.

The Company's share of capital expenditures at the Crixas mine in 2002 was $1.8 million compared to $3.3 million during 2001. The Company's share of planned capital expenditures for 2003 is $2.2 million.



                       CRIXAS MINE PROPERTY LOCATION MAP.
                                [PICTURE OMITTED]



BRASILIA MINE

The Brasilia mine is held by Rio Paracatu Mineracao S.A. ("RPM") is 49% owned by Kinross an 51% owned by a subsidiary of Rio Tinto.

A report entitled "Independent Technical Report for Morro do Ouro Mine, Brazil" dated April 2003 (the "Morro do Ouro Report") has been prepared for the Company by SRK Consulting and authored by Dr. John Arthur, CGeol FGS, CEng MIMM, senior geologist, and Ken S. Reipas, P.Eng, principal mining engineer. The following summaries of the Morro do Ouro mine have been prepared from the Morro do Ouro Report and, in some cases, are extracts from the Morro do Ouro Report Report.

PROPERTY DESCRIPTION AND LOCATION

The large scale open pit mine is located less than two kilometers north of Paracatu city, situated in the northwest part of Minas Gerais State, 230 kilometers from Brasilia, the capital of Brazil, on the paved highway connecting Brasilia with Belo Horizonte, the state capital of Minas Gerais.

The mine site is comprised of an open pit mine, a mineral processing plant, tailings storage facilities and related surface infrastructure, currently operating at approximately 20 million tonnes per year. No waste stripping is required, nor is drilling and blasting employed in the mine, as the weathered ore is ripped by bulldozers prior to excavation. The open pit benching operation measures approximately four kilometers by two kilometers, and it is located on a gently sloping hillside. The elevation of the open pit and industrial plant area ranges from approximately 720 to 820 meters.

RPM holds two mining licenses covering the area (approximately 1,253 hectares) of the open pit mine. RPM also holds two exploration permits in the immediate mine area know as "Alvara de Pesquisa". Generally, these permits are valid for three years, extendable for an additional two years.

RPM must pay a third party royalty of 0.33% of net sales to a landholder.

The Morro do Ouro mine is exposed to limited environmental liabilities related to the following: site water management; main tailings storage area; sulphide tailings storage area; industrial plant site; and airborne dust. Environmental liabilities are being minimized through good management practices.

RPM's mining operations at Paracatu are subject to a mining tax equal to 1% of net sales and a tax on profit equal to the greater of: (a) 34% of actual profit; and (b) 3% of net sales.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

Access to the Brasilia mine is by paved road, as the mine is located next to the city of Paracatu, which lies on the main highway between Rio de Janeiro and Brasilia, the national capital. There is also an airstrip suitable for small aircraft in the city of Paracatu.

The local terrain is dominated by low rolling hills, largely cleared, and supporting mixed agriculture of dairy and beef cattle farming and intensive irrigated cropping, primarily soya beans.

The average rainfall varies between 1,800 and 2,000 millimeters per year occurring in a distinct wet season between October and March.

Most of the labour force resides in Paracatu. As of January 2003, the mine employed a total of 817 persons, 561 of which were direct employees of RPM and 256 of which were contractors.

Domestic water for the mine is obtained from the city of Paracatu, delivered by truck. Process water is recycled from the tailings pond. Some make up water is drawn from two rivers during the rainy season, as needed, to ensure that the water level in the tailings pond is sufficient for the dry part of the year. These are the Sao Domingos and Sao Pedro rivers. The mine also has access to artesian wells as an emergency water supply.

The mine is connected to the national power grid, which relies mainly on hydroelectric generation. Electricity is supplied in a free market with consumers able to select their supplier of choice. RPM obtains electricity from Centrais Electricias Minas Gerias (CEMIG). Some power supply outages have been experienced during the rainy season due to water getting into high voltage equipment, but these have not had a significant impact on production. The mine has a small emergency power capability, used for critical process equipment that cannot be suddenly stopped such as thickeners and CIL tanks.

HISTORY

Paracatu history is intimately linked to the Portuguese bandeirantes expeditions prospecting for gold in the interior of Brazil. They arrived in the region in 1722 after the discovery of gold alluvial placers. The extractive activity had its peak during the second half of the 18th century, when not only the alluvial placers where mined but also the oxidized ore outcropping on the top of Morro do Ouro hill (or "Hill of Gold"), at the time called Morro da Cruz das Almas; also in this period there were mining activities on the alluvial terraces along Rico river. With the gold occurrences becoming lean, production declined sharply during the first decade of the 19th century. From this period only "garimpagem" was practiced by Paracatu inhabitants only for their subsistence. Various prospectors studied the region but did not turn the extraction economically viable due to the low grade of gold in the ore.

Beginning in 1970, Paracatu attracted some attention from the mineral exploration companies that were interested mainly in Lead and Zinc. The interest in the gold of Morro do Ouro was secondary, as the majority of the companies were not attracted by the gold grade, which was considered to be uneconomic.

In 1980, Rio Tinto Zinc (currently Rio Tinto plc.) that operated in Brazil under the name of Riofinex do Brasil, joined with Billiton in a partnership. Billiton owned the Morro do Ouro area but had no interest in investing in the area. In 1984 Billiton sold the balance of its shares to Riofinex, and Riofinex became the sole controller of the prospective area. At the end of 1984, based on the data from hundreds of deep shafts (up to a 25 meter depth) and 44 drill holes, a reserve of 97.5 Million tonnes at 0.587 grams per tonne of gold was estimated. This estimate only included the superficial oxidized ore, currently categorized as type CT. In spite of the low gold grade of the ore, the geologists responsible for exploration (namely, Antonio Zini and Rubes Forlin) believed that these exploration results could generate a profitable business, and in 1985 this was confirmed by financial viability studies. Total investment up to that time was $7.3 million including ground acquisition costs, exploration costs, and the cost of feasibility studies.

The holding company approved the initiation of a mining project at a capital cost of approximately $65 million, on the condition that a Brazilian partner could be secured for the venture. At the end of 1985, RTZ Mineracao (now Rio Tinto Brasil), arranged with Autram Mineracao e Participacoes S.A. (now TVX Participacoes S.A.) to joint venture the project through a new company, RPM, with Rio Tinto Brasil having a 51% interest and TVX Participacoes S.A. a 49% interest.

The mine began production in October 1987, treating oxidized ore. The first bar of gold was produced in December 1987. Ore milled in the following year was 6.1 million tonnes averaging 0.652 grams per tonne of gold. In 1993 the milling rate reached 13 million tonnes per year. Mill throughput in 2000 was 19.7 million tonnes averaging 0.467 grams per tonne of gold.

Until 1997 the mill was fed exclusively with oxide ore. Since 1998 primary sulphide mineralization has also been fed to the mill, without any drop in grade, though that has required a series of investments in the beneficiation and metallurgical circuits.

EXPLORATION

TVX did not incur any exploration expenditures in 2002 and 2001. The Company's share of the exploration budget for 2003 is $1.0 million.

GEOLOGY AND MINERALIZATION

The host rock comprising the Morro do Ouro deposit lies within a sandstone-shale succession known as the Paracatu Formation. These rocks are part of the central Brazilian shield, are Proterozoic in age and form part of a marine sequence containing carbonates, shales and sandstone.

The portion of the Paracatu Formation of economic interest is a very well laminated, dark grey phyllite with thin lenses of carbonate and lenses or single crystals of sulphides, and contains a thin but persistent band of quartzite and other thinner and less consistent sandstone horizons. Quartz is present as variably-sized occurrences up to 0.5 meters in size, called boudins. Gold is present as the native metal, alloyed with minor amounts of silver, and tends to occur around the quartz boudins particularly where the boudins are marked by layers of iron carbonates and/or pyrrhotite. The weathered 40 meter thick phyllite package was the object of the mining plan to the end of 1997 and has been subdivided from top to bottom into ore types C, T, B1 and B2. Underlying the B1 ore the mineralization extends for approximately 30 meters more, hosted in a layer of partially weathered phyllite with visible sulphide (total sulphur exceeds one per cent) and high graphitic content. The grade of this lower phyllite layer, known as type B2 ore, is similar to the remainder of the orebody.

The mineralization appears to be cut off to the north by a major normal fault which trends east-northeast. The offset and true morphology of this fault are not clearly understood but it is used as a hard boundary for the resource estimation and it is assumed that the upthrow is to the north which would indicate that the orebody on the north of the fault has been eroded. The western boundary of the mineralization is also currently defined by a fault. Once again the morphology of this fault is poorly understood and it is assumed that downthrow occurs to the west. The western boundary fault strikes to the north-northwest and is believed to follow a linear topographic low feature to the west of the river valley, which forms the limit of the current mining operation.

DRILLING, SAMPLE AND ANALYSIS AND SECURITY OF SAMPLES

In the 1970's the area was prospected extensively for lead and zinc and in 1984 Rio Tinto took over the Billiton share of the exploration licence over the Morro do Ouro area. By the end of 1984 a reserve had been delineated based on 44 drill holes and 458 surface pits (25 meter maximum depth). This reserve was stated to be 97.5 million tonnes at 0.59 grams per tonne of gold and was exclusively composed of C and T type ore.

Various drilling and pitting campaigns have been carried out over the years on a grid spacing of between 50 meters and 400 meters. To date, the total sampling consists of 1,129 drill holes 31,473 meters of drilling and 29,767 one-meter samples. In 1989 a reverse circulation (RC) drill campaign was carried out with 67 holes drilled on a 400 meter by 200 meter grid. The results of this drilling exhibited a 25-30% drop in grade when compared to the diamond core drilling campaigns. However, the data from these RC holes is currently retained in the drillhole database and is used for the resource calculations. Until 1993 drilling was restricted to the oxide capping, but since 1993 drilling has been extended into the fresh sulphide material of the B2 horizon. The orebody is now effectively covered with a 100 meter grid of drillholes. Definition of fault boundaries has led to a better understanding of the boundaries of the deposit and future drilling is planned to deepen existing holes rather than drill any new areas around the periphery of the orebody. Currently, some 50% of the drilling does not intersect the full thickness of the orebody. The plan does not call for any drilling during 2003 but after this it is planned to drill some 2,000 meters a year and it is estimated that at least 13,000 meters of additional drilling are required to complete all holes in the orebody footwall.

The current understanding is that the orebody boundaries are defined laterally. The exception to this is in the west of the deposit on the western side of the Corrego Rico river valley where a series of deep drillholes are planned to test the down dip extension of the orebody. It is believed that the orebody may be up to 160 meters deep in this area. The river currently forms the western boundary of the mining operation.

Since the initial exploration campaign, virtually all sampling has been carried out by diamond drilling. The majority of this has been through core drilling with only a restricted RC campaign in 1989. Prior to 1999 all holes were drilled with a 51 x 6 inch diameter barrel. However, since 1999 the core size has been reduced to 3 inches.

Core recovery is reported to be high with a consistent recovery of greater than 95%. Prior to crushing, the core is photographed and logged.

Density measurements have been collected from the deposit at various times from feasibility through to current production.

During evaluation drilling, samples of core are taken from one-meter intervals, weighed and SG is determined using the water displacement method.

Assaying is carried out on 50 gram aliquots. A total of six separate assays for gold are carried out from each 1 meter sample pulp. A sulphur assay value is calculated for each sample. Additional elements assayed are arsenic, copper, lead, zinc, manganese, cadmium and silver. The last two elements are not assayed as a matter of course.

Interlaboratory check assay exercises are carried out between the RPM internal laboratory and the laboratory at Lakefield Research in Canada. Additional check assay work is carried out at the Phalabwora mine laboratory in South Africa. For these checks the coarse reject is sent to the external facilities to allow preparation of an independently produced pulp.

MINERAL RESERVE AND RESOURCE ESTIMATES

The following table sets forth the estimated proven and probable reserves for the Brasilia mine as at December 31, 2002 and 2001 and represents 100% of the Morro do Ouro deposit, in which the Company holds a 49% interest:

                        2002                                  2001
          ----------------------------------------------------------------------
                      AVERAGE      GOLD                    AVERAGE     GOLD
            TONNES     GRADE      CONTENT        TONNES     GRADE     CONTENT
            ------     -----      -------        ------     -----     -------
          (MILLIONS)   (GPT)     (000'S OZ)    (MILLIONS)   (GPT)    (000'S OZ)

Proven       319.3      0.43       4,414            320.7     0.43      4,413
Probable     49.8       0.43         688             49.1     0.43        671
Total        369.1      0.43       5,102            369.8     0.43      5,084

In addition to proven and probable reserves, as at December 31, 2002, the Brasilia mine has an estimated 172 million tonnes of measured and indicated resources at an average grade of 0.39 grams of gold per tonne. For more details on reserves and resources, please refer to pages 12 to 16.

MINING AND MILLING OPERATIONS

The Brasilia mine is a high tonnage low-grade open pit operation. The mine is unusual in that the entire pit is either free dug or utilizes ripping and dozing with no drilling and blasting. Weathering has led to the development of an oxidized mantle over the sulphide mineralization with thickness varying from 20 to 40 meters. The economic viability of this low-grade orebody has been partly derived from the soft rock and free gold in the weathered mantle. Also, the mine is situated on a gently sloping hillside and there are no waste stripping requirements.

The ore, which is mined from surface and requires no drilling or stripping, and minimal blasting, is loaded by front-end loaders into 85 and 100 tonne trucks which transport the ore to the crushers. Exploration started in 1999 to evaluate extensions of the orebody both laterally and at depth. The mill and mine operate 24 hours per day, 7 days per week. The nominal plant throughput is 1.6 million tonnes per month. An ore stockpile of approximately 10 days production is maintained near the processing plant. Its main purpose is to ensure uninterrupted mill feed in the rainy season when some delays may be experience in the pit during extreme rainfall. During the dry season the stockpile can be used if the pit becomes too dusty. RPM is committed to controlling dust levels on site and in the city.

One is crushed and ground prior to introduction into a flotation circuit. The concentrate is treated by gravimetric methods first and the coarser gold is recovered. The concentrate reject from the gravimetric plant is then treated by a conventional cyanidation and carbon-in-leach circuit developed by Rio Tinto Zinc.

The processing plant, subjected to several upgrades over the mine life, currently processes 20 million tones per year. In 2001, a new grinding control system was installed which should optimize plant operation and recoveries. Significant repairs were required to all mills in 2001 due to the development of extensive cracks in welds directly associated with the processing of harder ore.

Since start up, the mined grade has declined, but has stabilized since the late-1990's near 0.43 grams per tonne of gold that is essentially reserve grade. Despite the downward trend in grade, gold production has increased. This is due to the fact that site production has significantly increased, more than offsetting the reduction in head grade. Also, the total metallurgical gold recovery achieved each year has remained relatively steady, despite the decrease in head grade.

Rio Tinto Brasil sells the gold from the Brasilia mine at spot prices.

As at August 2000, the closure cost estimate was $32 million (excludes any credits for salvage value). The mine currently has many years of life remaining, and the estimated cost will very likely be affected by variances in the exchange rate.

Currently in Brazil there are no laws requiring the posting of a reclamation bond. RPM is making an annual financial provision for closure costs.

There is a plan to mine oxide ore only during the last year of production. This will provide a cover for the main tailings pond, which will then be drained. The closure plan involves placing a 1-meter thickness of cover materials on the final pit floor, the top 0.8 meters being soil material.

SUMMARY OF PRODUCTION AND FINANCIAL DATA

The following table summarizes certain gold production and operating data relating to the Brasilia mine for the three years December 31, 2002:

YEARS ENDED DECEMBER 31,                                                           2002            2001            2000
                                                                                   ----            ----            ----

SELECTED PRODUCTION AND OPERATING INFORMATION:
Total tonnes mined (000's) (100% basis) ...................................       18,400          16,500          19,700
Total tonnes milled (000's) (100% basis) ..................................       18,400          16,500          19,700
Gold grade (gpt)...........................................................         0.48            0.45            0.47
Average gold recovery rate (%).............................................         79.0            78.3            75.8
Production (ounces) (1)....................................................      110,035          91,588         112,104
Number of employees .......................................................          571             512             512

SELECTED FINANCIAL INFORMATION (IN MILLIONS EXCEPT UNIT COSTS):

Revenue...................................................................     $    33.5      $     25.4       $    30.4
                                                                               ---------      ----------       ---------
Cost of sales.............................................................          18.1            17.9            19.4
Depletion and depreciation................................................           5.5             5.1            8.1
Interest expense..........................................................           0.1             0.6            0.5
Other.....................................................................           2.4             0.6           (4.1)
                                                                               ---------      ----------       ---------
                                                                                    26.1            24.2            23.9
                                                                               ---------      ----------       ---------
Earnings (loss) before the undernoted.....................................           7.4             1.2             6.5
Income taxes (recovery)...................................................           0.8            (0.2)            0.3
Minority interests and participation rights...............................           3.3             0.7             3.1
                                                                               ---------      ----------       ---------
Net earnings (loss).......................................................     $     3.3      $      0.7       $     3.1
                                                                               =========      ==========       =========

OTHER FINANCIAL INFORMATION:

Capital expenditures (millions). .........................................     $     2.7      $      2.0       $     2.2
Unit costs:
  Cash cost per gold ounce................................................     $     167      $      191       $     179
  Cash cost per tonne milled..............................................     $    2.01      $     2.22       $    2.01
  Total production cost per gold ounce....................................     $     217      $      246       $     254

-----------
Note:
(1) Gold equivalent production represents 49% of the historic production at the Brasilia mine.

Cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, please refer to the disclosure under the heading "Calculation of Cash Costs, Production Costs and Realized Revenue and Reconciliation to Statement of Operations".

PRODUCTION FORECAST, LIFE OF MINE AND CAPITAL EXPENDITURES

The Company's share of estimated gold equivalent production for 2003 is 97,000 ounces at estimated total cash costs of $175 per ounce.

The Brasilia mine currently has a nominal capacity of about 20 million tonnes per year with variations depending on the hardness of the ore, as it affects grinding throughput. In general, ore hardness is expected to increase over the remaining mine life as the pit is deepened. Under this scenario, the current reserves will be exhausted by 2022.

RPM is in the process of studying a major expansion project that would potentially increase the future capacity to approximately 30 million tonnes per year. If the expansion were implemented, the current reserves would be exhausted by year 2016.

Capital expenditures at the Brasilia mine in 2002 were $2.7 million compared to $2.0 million during 2001. The Company's share of planned capital expenditures for 2003 is $2.0 million.


                                [PICTURE OMITTED]
                      BRASILIA MINE PROPERTY LOCATION MAP.




MUSSELWHITE MINE

The Musselwhite property is operated as an unincorporated joint venture between Placer Dome Canada Limited ("Placer Canada") (68.07%) and the Company (31.93%). Each party is responsible for funding the expenses incurred in any work program in proportion to its participating interest in the joint venture. Placer Canada is designated as the operator of the joint venture, and thus is responsible for preparing work programs and carrying out and supervising all work to be performed under each work program. The management committee is comprised of four members of whom two are the nominees of the Company. Decisions of the management committee require the approval of nominees representing at least a majority interest in the joint venture.

A report entitled "Independent Technical Report, Review of Musselwhite Mine Operations, Ontario" dated April 4, 2003 (the "Musselwhite Report") has been prepared for the Company by AMEC and authored by Steven Blower, P.Geo., and John Kiernan, P.Eng. The following summaries of the Musselwhite mine have been prepared from the Musselwhite Report and, in some cases, are extracts from the Musselwhite Report.

PROPERTY DESCRIPTION AND LOCATION

The Musselwhite property is located in the Patricia Mining District of northwestern Ontario. The mine lies in the Opapimiskan Lake area, approximately 76 kilometers southeast of the First Nations community of Round Lake (Weagamow), 130 kilometers north of the town of Pickle Lake, Ontario and 430 kilometers northwest of Thunder Bay,

Ontario. The property consists of a total of 617 claims. There is a core holding of 338 leased mining claims; except for 96 claims, for which only mining rights are held, the joint venture holds mining and surface rights for all claims. Surrounding this core holding are 279 contiguous unpatented mining claims. The core holding and unpatented claims together span approximately 5,444 and 12,104 hectares, respectively, for a total of 17,548 hectares. The claims have expiration dates ranging from January 28, 2004 to June 12, 2012.

The mine has recently renewed an impact benefit agreement with local First Nations groups. In the new agreement, restrictions on daily mill throughput have been removed, and revenue-sharing provisions have been incorporated to help direct some of the mine's economic benefits directly into local communities.

As an unincorporated joint-venture, the mine does not pay income taxes directly, and the Company and Placer Canada must pay taxes on a corporate level based on their prorated shares of revenue. In Ontario, profits are taxed at the federal and provincial levels. Federal taxes are levied on each partner's share of the mine operations taxable income, which is net of direct operating expenses, appropriate share of depreciation of capital and resource allowances, and deductions for exploration and pre-production development. The net federal tax rate is currently 29.12%. Ontario uses the federal taxable income, with some minor adjustments to deductions and allowances, and taxes this at rate of 11%. In addition, Ontario levies a small capital tax on the paid-up capital of the mine above $5 million. Ontario also levies a mining tax after deductions, including processing allowances, at a 2002 rate of about 14%; this is scheduled to reduce to 10% by 2004.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

Access to the property is by a 45 kilometer road from Provincial Highway 808 or by air from Pickle Lake.

The topography of the project area is relatively flat, with granite intrusions associated with regional highlands. Local relief, which ranges from 5 meters to 45 meters, can be attributed to glacial deposits in the form of moraines, eskers and drumlins. Extensive, low-lying swampy areas surround streams, ponds, and lakes on the property. The elevation of Opapimiskan Lake is about 300 meters. The Opapimiskan Lake area lies within the northern coniferous section of the boreal forest. A forest fire destroyed most of the area south of Opapimiskan Lake in 1979. Vegetation is slowly returning but currently has no economic value.

The nearest permanent weather monitoring station is located in Pickle Lake. Weather statistics for the period 1951-1980 indicate a mean daily temperature of -0.9 degrees Celsius. Temperatures range between 40 degrees Celsius and a minimum of -51 degrees Celsius. The mean annual rainfall is recorded at 509 millimeters and the mean annual snowfall is 266 centimeters.

Five First Nations and two non-First Nation communities, consisting of a total of about 3,000 inhabitants, live within the vicinity of the Musselwhite project.

The major infrastructure consists of the airstrip, bunkhouses, mill buildings, a tailings pond, a portal and conveyor adits and various pump stations. Mining and milling are carried out at approximately 1.2 million tonnes of ore per year. The mine is a fly in, fly out operation and power is provided by a transmission line connected to the provincial power grid at Pickle Lake.

HISTORY

In 1962, two Ontario prospectors, Harold and Allan Musselwhite, discovered a gold-bearing quartz vein on the north shore of Lake Opapimiskan and in 1973, they obtained sufficient financing to carry out exploration on a relatively small scale. Exploration continued until 1980, during which time several small zones of gold mineralization were discovered.

In 1980, a major drilling program resulted in the discovery of the West Anticline Zone (1 million tonnes averaging 7.5 grams of gold per tonne) and the Camp Zone (400,000 tonnes at 6.9 grams per tonne). Underground exploration of the West Anticline Zone was carried out from an adit in 1984 but structural complexities affected the calculated resource grade and activity moved elsewhere on the property. The East Bay Zones (formerly Snoppy Pond Zones) were found in 1985.

In 1988 and 1989, a $17 million underground exploration program and a feasibility study were carried out. Mine construction was postponed due to the high cost of power and infrastructure.

By the end of 1992, 12 zones of gold mineralization had been identified. The main Musselwhite deposit is a long narrow band that starts near the surface of Snoppy Pond, then plunges northwest to about 200 meters below surface at the edge of Lake Opapimiskan, reaching about 400 meters below surface under the lake.

The 1993 work program focused on a new exploration strategy which was to improve the tonnage rather than the grade of material, thereby creating a much larger inventory of contained gold. In early 1993, this inventory amounted to 1.3 million ounces of gold.

In 1993, diamond drilling, including barge drilling, and geological compilations were carried out. As a result of this exploration work, TVX and Placer Canada agreed to accelerate the underground exploration program for the Musselwhite project and to increase the 1994 expenditure from Cdn.$12 million to Cdn.$21.8 million. This increased expenditure was designed to complete exploration and to advance the project to the feasibility stage.

The 1994 work program included infill surface drilling, dewatering the underground workings, driving an access ramp to the T-Antiform Zone and underground diamond drilling. Drifts and raises were positioned along the mineralized zones to gather detailed geological and engineering information. Construction of the ramp and related underground work were completed to enable the detailed drilling and sampling necessary to upgrade the measured and indicated resource estimate.

Total costs for the 1995 program were approximately $15 million and included the construction of a 45-kilometer all-weather road to the property and a feasibility study which was completed in the first quarter of 1996 when a production decision was made.

Exploration work in 1997 identified additional resources. Of particular interest was shallow-depth mineralization outlined at Snoppy Pond which was included in the 1998 year end reserve statement for the first time.

GEOLOGY AND MINERALIZATION

The Musselwhite property ore zones are situated within the Weagamow-North Caribou Greenstone Belt of the Sachigo sub-province of the Superior geologic province. This belt consists of a narrow elongate swath of metavolcanic and metasedimentary supracrustal assemblages that extend 160 kilometers in an overall northwest direction. The belt is comprised of three linear segments, east-west, north-northwest, and west-northwest. Another branch of the greenstone belt extends to the southwest from the point where the west-northwest and north-northwest segments join. This triple junction forms complex geometries and is the locus of outcropping iron formation, known gold mineralization, and the Musselwhite mine. Gold bearing mineralization is characteristically hosted in folded oxide-silicate facies banded iron formations. The main deposits are developed as a series of sub-vertical tabular bodies along the tightly-folded 15 to 18 degree northwesterly plunging T-Antiform structure. Gold mineralization in the West Anticline zone occurs within quartz-pyrrhotite-albite- almandine veinlets and lenses which parallel a secondary deformation axial planar cleavage, and as stratabound disseminated mineralization. Other deposits are developed along the limbs and subsidiary fold structures within the larger East Bay Synform and West Anticline.

EXPLORATION

Recent exploration has been focused on defining the extent of mineralization down-plunge along the T-Antiform and in the nearby PQ Deeps zone with diamond drilling. Drilling down plunge on the T-Antiform has demonstrated that the structure continues beyond the northernmost drill holes, but gold grades are uneconomic to the north of 11800N. The reduction in grade in this area may be due to the increasing distance away from the longitudinal fault zones that add to the permeability in the better mineralized portions of the T-Antiform. However, based on the persistence of the T-Antiform structure, and the presence of gold occurrences at the Kenpat zone (stratigraphically above the down-plunge projection of the T-Antiform), there is good potential for the discovery of additional mineralization further along the structure in the down plunge direction.

Mineralization in the PQ Deeps zone is currently being defined by deep surface drilling beneath the ice of Opapimiskan Lake. Recent high-grade intersections in the zone are encouraging and warrant further diamond drilling.

TVX's share of exploration expenditures totaled $0.8 million during 2002. The Company's share of the exploration budget for 2003 is $1.5 million.

DRILLING, SAMPLE AND ANALYSIS AND SECURITY OF SAMPLES

All exploration and definition drilling conducted on the property to date has been diamond drilling. By the end of 2002, a total of 3,261 diamond drill holes with an aggregate length of 495,033 meters had been completed at Musselwhite. Most of the core is NQ diameter. All drill hole collars are surveyed and most holes have been surveyed using recognized down hole survey methods. By the end of 2002, a total of 3,261 diamond drill holes with an aggregate length of 495,033 meters had been completed at Musselwhite.

Diamond drill core is sampled by rotating the core perpendicular to the foliation and halving it longitudinally with a diamond saw into intervals selected by the geologist during core logging. One half of the core is collected in sample bags for analysis, and the other half is retained for a permanent record. Samples are constrained by geology to aid in the interpretation of gold distribution. A nominal sample length of 0.5 - 1.0 meters is used.

Diamond drill core samples at Musselwhite have been prepared and analyzed at a number of laboratories since exploration drilling began in 1974. Currently, the samples are being prepared and analyzed at three different laboratories: the mine lab and two independent labs in Thunder Bay, Ontario. All of the assays completed on drill core have utilized a fire assay (FA) pre-concentration method followed by an atomic absorption (AA) or gravimetric finish on a one assay ton aliquot (~30 grams). The gravimetric finish is employed if the AA results are greater than 20 grams per tonne of gold.

A large number of samples were analysed to develop the specific gravity of the host rocks and mineralization. SG's range between 3.0 to 3.3 grams per cubic centimeter and generally result from measurements collected using water displacement field measurements.

The Geology Department at the Musselwhite mine uses a defined QA/QC (Qualify Assurance/Quality Control) program to monitor accuracy and precision of all results. Commercially prepared standards and blanks are routinely inserted into the sample stream, both as part of the Geology Department's QA/QC program and by the lab, as part of their own internal system of checks.

Sample contamination was monitored by inserting blank samples. Some contamination issues were recognized during the equipment start-up phase and remedial action was taken. The sample preparation protocols were altered and the core intervals that may have been contaminated during this period were re-sampled. Pulp and reject duplicate samples were inserted to monitor analytical precision.

MINERAL RESERVE AND RESOURCE ESTIMATES

The following table sets forth the estimated proven and probable reserves for the Musselwhite mine as at December 31, 2002 and 2001 and represents 100% of the Musselwhite deposit, in which the Company holds a 31.93% interest:

                        2002                                 2001
          ----------------------------------------------------------------------
                      AVERAGE       GOLD                    AVERAGE    GOLD
            TONNES     GRADE       CONTENT        TONNES     GRADE    CONTENT
            ------     -----       -------        ------     -----    -------
          (MILLIONS)   (GPT)     (000'S OZ)     (MILLIONS)   (GPT)  (000'S OZ)

Proven        8.8       5.67        1,597          10.2      5.73      1,882
Probable      3.1       4.81          488           2.7      4.78        411
              ---       ----          ---           ---      ----        ---
Total        11.9       5.44        2,085          12.9      5.53      2,293
             ====       ====        =====          ====      ====      =====

In addition to proven and probable reserves, as at December 31, 2002, the Musselwhite mine has an estimated 5.7 million tonnes of measured and indicated resources at an average grade of 6.32 grams of gold per tonne. For more details on reserves and resources see pages 12 to 16.

MINING AND MILLING OPERATIONS

The mining operations are accessed via a twin decline system extending from surface. Men and material are transported via a 12.5% grade ramp. Emergency access is via a 20% grade conveyor ramp extending from surface to the 460 meter level.

Ventilation is provided by twin 375 kilowatt fans. Fresh air travels to the work face by means of a ventilation raise which ties into the conveyor ramp at the 240 meter level and travels along it to the lower levels of the mine. Exhaust air travels up the main access ramp to surface.

Mining is conducted using sublevel blasthole stoping methods with waste rock backfill. Sublevels are established at 25 meter intervals.

The ore is drilled off using three-inch and four-inch production holes using longhole drill rigs. Ore above the 200 meter level is direct hauled to surface. Ore below the 200 meter level is hauled to the underground crusher. Stopes are backfilled with either cemented or un-cemented rock backfill.

Most of the ore production has and will continue to come from underground sources, with some production from open pits at the beginning and end of the mine life. The mine currently plans to produce approximately 232,000 ounces of gold per year.

The Musselwhite mill circuit uses a fairly standard approach with fine crushing/rod milling/ball milling to prepare the ore to the correct size. For the actual recovery of gold, gravity is used to scalp coarse gold from the ball milling circuit into a intensive cyanide leach system. The gravity tails are sent to conventional cyanide leaching which dissolves the remainder of the recoverable gold. Carbon is used to recover gold from leaching and after the stripping and electrowinning processes, a gold dore is produced. The dore bars produced at the mine are shipped under contract to Johnson Matthey for refining.

The rated treatment capacity of the mill plant is 4,000 tonnes per day. It is expected that this level will be achieved on a sustainable basis as the capital updates completed in 2002 are optimized. In the short term, it appears that the mine will be challenged to supply ore at this rate until planned capital equipment replacements and operational improvements are completed in the latter half of this year.

The current mining fleet is essentially the original mine equipment in approximately its sixth year of use, generally considered the limit of underground equipment life. The mine capital budget includes significant equipment replacements, which should help reduce costs and improve productivity. Commissioning of the new conveyor system in 2002 has reduced the long haul to surface for most of the mine as it moves deeper and farther under the lake. However, the truck fleet will have to be maintained at approximately current levels to allow for longer backfill hauls in addition to ore haulage to the 400 level. This could change, depending on the outcome of an ongoing paste backfill study.

The mine is also re-examining its production drilling requirements. There is a plan to make less use of the older Tamrock Solo drills and perhaps replace them with Boart drills. Boart contractors are currently working in the mine to test the productive capacity of their drills; these drills will be used for the majority of production drilling this year.

The Musselwhite mine operates under Placer Canada's sustainability policy, which commits the operation to a high standard of environmental stewardship. Sustainability is an important issue for every department. This involves protecting human health, reducing the impact of mining on the ecosystem, and returning the site to a state compatible with a healthy environment. Musselwhite has implemented a series of management systems for maintenance, environmental activities and occupational health and safety. Currently, operations at Musselwhite appear to be in compliance with applicable corporate standards and environmental regulations.

The closure plan involves progressive rehabilitation through an ongoing program of grass seeding. Planning is also underway to conduct annual satellite Ikonos imagery of the property to characterize the condition of the vegetation to indicate the presence or lack of stress factors. This information will be a useful start in compiling a chronological record of reclamation for use in the closure plan to be presented to stakeholders at the end of the mine life.

Musselwhite is currently looking at various options for its tailings management practices to mitigate the risks associated with tailings and waste rock. One option is a paste backfill/tailings disposal system; another is to produce a sulphide flotation product that would reduce the amount of potential acid generating material. The potential for acid rock drainage from the tailings is taken into account in the closure plan. Stockpiled open-pit waste rock has low potential for acid drainage and will be transported underground for use as rockfill.

At present, all tailings pass through a water treatment plant for destruction of cyanide before discharge to the tailings pond. Additional remediation occurs naturally in the tailings pond, polishing ponds, and wetlands.

Local First Nations communities monitor environmental issues through an environmental working committee. First Nations issues are listened to, documented, and addressed in this forum, and mine closure plans are periodically reviewed and analyzed.

SUMMARY OF PRODUCTION AND FINANCIAL DATA

The following table summarizes certain gold production and operating data relating to the Musselwhite mine for the three years ended December 31:


YEARS ENDED DECEMBER 31,                                                           2002            2001           2000
                                                                                   ----            ----           ----
SELECTED PRODUCTION AND OPERATING INFORMATION:
Total tonnes mined (000's) (100% basis)....................................       1,156.9         1,290.2        1,231.8
Total tonnes milled (000's) (100% basis)...................................       1,156.9         1,290.2        1,231.8
Gold grade (gpt)...........................................................           5.9             5.9            6.5
Average gold recovery rate (%).............................................          95.3            95.3           95.8
Production (ounces)(1).....................................................        66,879          74,577         78,283
Number of employees........................................................           273             319            262

SELECTED FINANCIAL INFORMATION (IN MILLIONS EXCEPT UNIT COSTS):

Revenue....................................................................     $    21.4      $     20.1     $     21.9
                                                                                ---------      ----------     ----------
Cost of sales..............................................................          15.5            14.3           12.5
Depletion and depreciation.................................................           4.9             5.9            5.9
Exploration................................................................           0.8             0.5            0.6
Other......................................................................           0.4              --            0.2
                                                                                ---------      ----------     ----------
                                                                                     21.6            20.7           19.2
                                                                                ---------      ----------     ----------
Earnings (loss) before the undernoted......................................          (0.2)            0.6            2.7
Income taxes...............................................................            --              --             --
Minority interests and participation rights................................          (0.1)           (0.3)           1.4
                                                                                ---------      ----------     ----------
Net earnings (loss)........................................................     $    (0.1)     $     (0.3)    $      1.3
                                                                                =========      ==========     ==========

OTHER FINANCIAL INFORMATION:

Capital expenditures (millions) ...........................................     $     3.7      $      4.0     $      1.1
Unit costs:
  Cash cost per gold ounce.................................................     $     228      $      192     $      161
  Cash cost per tonne milled...............................................     $      42      $       35     $       32
  Total production cost per gold ounce.....................................     $     299      $      272     $      237

----------
Note:
(1) Gold equivalent production represents 31.93% of the historic production at the Musselwhite mine.

Cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, please refer to the disclosure under the heading "Calculation of Cash Costs, Production Costs and Realized Revenue and Reconciliation to Statement of Operations".

PRODUCTION FORECAST, LIFE OF MINE AND CAPITAL EXPENDITURES

The Company's share of estimated gold equivalent production for 2003 is 58,000 ounces at estimated total cash costs of $250 per ounce.

The Musselwhite mine has a projected mine life of 9 years at a mining rate of 4,000 tonnes per day.

Capital expenditures at the Musselwhite mine in 2002 were $3.7 million compared to $4.0 million during 2001. The Company's share of planned capital expenditures for 2003 is $2.9 million.

                    MURRENWHITE MINE PROPERTY LOCATION MAP.
                                [PICTURE OMITTED]





ECHO BAY PROPERTIES

ROUND MOUNTAIN

The Company owns an undivided 50% interest in and operates the Round Mountain gold mine. An affiliate of Barrick Gold Corporation owns the remaining undivided 50% interest in the joint venture common operation.

A report entitled "Technical Report on the Round Mountain Gold Mine" dated March 21, 2003 (the "Round Mountain Report") has been prepared for the Company by Frank K. Fenne, P.G., chief geologist and Daniel B. Moore, P.E., both of Round Mountain Gold Corporation, a subsidiary of the Company. The following summaries of the Round Mountain Gold mine have been prepared from the Round Mountain Report and, in some cases, are extracts from the Round Mountain Report.

PROPERTY DESCRIPTION AND LOCATION

The Round Mountain gold mine is an open-pit mining operation located 60 miles north of Tonopah in Nye County, Nevada. The property position consists of contiguous patented and unpatented mining claims covering approximately 27,500 acres, while the active project boundary encompasses 7,263 acres. The Company has received patents to convert mineable land to patented status. Patented claims cover all of the current reserves in the ultimate pit.

The Smoky Valley Common Operation controls the mineral and surface rights of the mine through the ownership of 84 patented lode claims and 1,453 unpatented lode claims. The patented claims are held as private property and are legally surveyed. All of the reserves are located on patented claims. The unpatented claims are held under the 1872 Mining Law and are subject to normal annual filing requirements and fees. The majority of the unpatented claims are located on land administered by the Bureau of Land Management; the remainder are located on land administered by the U. S. Forest Service.

Round Mountain mine production is subject to a net smelter return royalty ranging from 3.53% at gold prices of $320 per ounce or less to 6.35% at gold prices of $440 per ounce or more. During 2002, this royalty averaged 3.5%. Its production is lso subject to a gross revenue royalty of 3.0%, reduced to 1.5% after $75.0 million has been paid. For the period from the date that the royalty commenced through December 31, 2002, cumulative royalties of $33.1 million have been paid.

All environmental permitting is up to date and in order.

The Round Mountain Gold mine is subject to the Nevada State and United States Federal Employment taxes, Business License tax, Net Proceeds of Minerals Tax and Properties Sales and Use tax.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The mine site is accessed by State Highway 376, a paved two-lane paved highway that connects U.S. Highway 6 in Tonopah to the south and U.S. Highway 50 to the north. The mine is located approximately 250 miles from the major metropolitan areas of Las Vegas and Reno, Nevada. The mine is supported by the local communities of Hadley and Carvers, which provide most of the housing for mine personnel. Sierra Pacific Power Co. provides electrical power to the mine. There are sufficient surface and water rights to support all current and forecasted mining at the site.

The mine area straddles the transition between the floor of the Big Smoky Valley and the adjacent Toquima Range. Mine site elevations vary between 5,800 to 6,800 feet above sea level. Elevations in the Big Smoky Valley and Toquima Range vary from 5,800 feet in the valley floor to 11,941 feet at the summit of Mount Jefferson.

The oblong open-pit mine is over a mile at its longest dimension and currently more than 1,200 feet from the highest working level to the bottom of the pit.

The Round Mountain mine lies within an arid, high desert setting. Average annual precipitation in the Big Smoky Valley is approximately five to seven inches with most of that total falling during the winter months. Snow is common at the valley floor, but rarely remains on the ground for more than a few days. Local rainfall can be extreme and flash flood events are not uncommon in the region. Temperature range can be extreme, with average daily fluctuations exceeding 40 degrees Fahrenheit. Winter temperatures are typically 10 to 20 degrees Fahrenheit at night and 30 to 50 degrees Fahrenheit during the day. Rarely (typically less than 10 days per year), winter low temperatures can fall below 0 degrees Fahrenheit . Summer temperatures vary from 40 to 55 degrees Fahrenheit at night to 90 to 105 degrees Fahrenheit during the day.

HISTORY

The first gold production from the Round Mountain District occurred in 1906. Historic production from 1906 through 1969 based on U.S. Bureau of Mines records was 346,376 ounces of gold and 362,355 ounces of silver. Actual unreported production was probably significantly higher. Early important companies actively mining in the district were the Round Mountain Mining Co., the Fairview Round Mountain Mining Co., the Round Mountain Daisy Mining Co., the Round Mountain Sphinx Co., the Round Mountain Red Top Co., and the Round Mountain Red Antelope Mining Co. At some point prior to 1929, Nevada Porphyry Mines, Inc. consolidated many of the claims and controlled most of the district. Nevada Porphyry Mines and the A. O. Smith Corp. investigated the bulk tonnage potential of property in 1929 and 1936-1937, respectiviely. In 1946 through 1962, the Yuba Consolidated, Fresnillo, and Consolidated Goldfields developed and mined the placer deposits flanking Round Mountain and Stebbins Hill.

At some time between 1962 and 1969, the Ordrich Gold Resources Inc. acquired control of the property from Nevada Porphyry Gold Mines. In 1969, Copper Range Co. leased the property and developed a small reserve of 12 million tons at a grade of 0.062 oz Au/ton. The Smoky Valley Common Operation was formed in 1975 to operate the mine. This was initially a joint venture in which Copper Range held a 50 percent interest and Felmont Oil Co. and Case Pomeroy Co. each held a 25 percent interest.

Commercial production commenced in 1977. In 1984, Homestake Mining Company acquired the Felmont Oil interest in the operation and, in 1985, Echo Bay Mines Inc. acquired Copper Range interest. Effective July 1, 2000, Homestake increased its interest in the Round Mountain mine from 25% to 50% when it acquired the Case Pomeroy interest. Effective December 14, 2001 Barrick Gold Corporation completed a merger with Homestake Mining Company thereby acquiring the Homestake interest in the mine.

Since 1997, development drilling has continued and the reserve base has been significantly expanded and refined. As a result, the total mining rate (ore and waste) increased in a step-wise fashion from 6,000 tons per day in 1976 to an average of 303,188 tons per day in 1999. The production rate for 2002 averaged 282,000 tons per day. The decision to construct a mill to process sulfide ores resulted in a significant increase in reportable reserves in the early 1990's.

In 2002, total gold production was 755,494 ounces. Over 7.9 million ounces have been produced since 1976.

GEOLOGY AND MINERALIZATION

The Round Mountain mine is located along the western flank of the southern Toquima Range within the Great Basin sub-province of the Basin and Range province of western North America. The Basin and Range physiographic province is characterized by generally north-south trending block faulted mountain ranges, separated by alluvium-filled valleys. The Great Basin sub-province is specifically characterized by internal drainage. Topographic relief varies across the Basin and Range, from 1,500 feet to in excess of 5,000 vertical feet.

The geology of the Round Mountain mine consists of a thick sequence of intracaldera Oligocene ash-flow tuffs and volcaniclastic rocks resting upon pre-Tertiary basement rocks. The caldera margin is mostly buried but in the pit area is well defined by a progressively steeper dipping arcuate contact between the volcanic rocks and older basement rocks. The caldera margin and caldera related structures provided the structural ground preparation for the hydrothermal system. The primary host rocks for gold mineralization are the volcanic rocks. A minor amount of ore occurs in the Paleozoic rocks along the caldera margin.

The Round Mountain Gold deposit is a large, epithermal, low-sulfidation, volcanic-hosted, hot-springs type, precious metal deposit, located along the margin of a buried volcanic caldera. The deposit genesis is intimately associated with the Tertiary volcanism and caldera formation. Intra-caldera collapse features and sympathetic faulting in the metasedimentary rocks provided the major structural conduits for gold-bearing hydrothermal fluids. In the volcanic units, these ascending fluids deposited gold along a broad west-northwest trend

Gold mineralization at Round Mountain occurs as electrum in association with quartz, adularia, pyrite and iron oxides. Shear zone fractures, veins and disseminations within the more permeable units (typically open pumice sites) host the mineralization. Primary sulfide mineralization consists of electrum associated with or internal to pyrite grains. In oxidized zones, gold occurs as electrum associated with iron oxides, or as disseminations along fractures.

Alteration of the volcanic units at Round Mountain can be characterized as a continuum from fresh rock progressing through chlorite, clay, sericitic+quartz, adularia+quartz+sericite, and quartz+adularia alteration assemblages. The alteration is zoned outward from potassic at the center to propylitic on the margin. There is a reasonable correlation between increasing gold grades and increasing degrees of alteration. The central ore zone is characterized by pervasive K-feldspar found replacing the rock groundmass, replacing primary sanidine, or as crystal growths in open-space.

Ore zones within the metasediments are more subtle, largely defined by secondary quartz overgrowths, pyrite, and adularia associated with narrow northwest trending structures.

EXPLORATION

Echo Bay's share of exploration expenditures totaled $1.0 million during 2002. The Company's share of the exploration budget for 2003 is $2.9 million.

DRILLING, SAMPLE AND ANALYSIS AND SECURITY OF SAMPLES

The current drill database for the open pit reserve contains a total of 4,089 drill hole records, of which 3,812 were established using reverse circulation drilling and 277 were drilled using diamond core methods. A separate database is maintained for dump drilling which contains an additional 1,293 drill hole records.

The majority of the drilling is vertical with angle holes used where vertical structures are anticipated. All dump holes are drilled vertical.

All holes are sampled on five-foot intervals and a "chipboard" constructed for each drill hole with sample from each interval glued to a board representing the complete hole.

Sample data for the reserve model is derived primarily from conventional, reverse circulation rotary and HQ size core drilling. Holes are initially drilled on +200 foot centers defining deposit limits. In-fill drilling is completed on centers of 140 foot or less to develop reportable reserves used in mine planning.

Reverse circulation drill cuttings are passed through a wet rotary splitter to collect a 10-15 pound sample for each 5 foot interval. A sampling technique which uses flocculent to settle drill cuttings has been employed to capture very fine-grained material and assure sample integrity. This technique captures nearly 100% of the rock material generated during the drilling process. Core samples are split with a rock saw in 5 foot intervals, with half the sample assayed, and the other half stored for reference.

All samples collected from drill holes are prepared and assayed by the Round Mountain mine assay laboratory. All assay laboratory chemists and technicians are employees of Round Mountain Gold Corporation. The laboratory is not certified by any standards association. A mine geologist or mine geologic technician delivers the drill samples to the assay laboratory.

The Round Mountain Deposit is noted for its coarse gold occurrences and high nugget effect in assaying. In order to minimize the sampling variation, a five-assay ton or 145.8 gram sample is used in the fire assay. To minimize potential lead exposure of the laboratory staff, bismuth is used as the collector of the gold and silver. After a 2-hour fusion, the samples are poured into molds. The samples are slagged and are cupelled in the cupel room. Following cupellation, the bead is smashed and parted with nitric acid, rinsed, dried, and annealed. The fire assay is completed with a gravitimetric finish.

The assay laboratory maintains an internal assay quality control program. Laboratory supervisors routinely conduct quality inspections of sample preparation, equipment calibration, and assaying procedures. The lab regularly participates in round robin assays with other mine labs to check internal procedures. Five percent of all pulps are screened to verify that the pulps meet specification. Because of the large crucibles used in the five assay-ton fire assay, only 11 samples are fired per oven. Of these, one of the samples is either a blank (barren silica sand) or a certified standard that is inserted randomly by the lab computer system. The blank is inserted prior to the preparation stage. The standard is inserted following sample preparation. If the assay results exceed limits for either the blank or the standard, the entire batch is re-assayed.

Assay results from blanks and standards are plotted and graphed daily. These graphs are an integral tool used by the assayers and supervisors to continuously monitor and improve lab procedures.

The sampling protocol, sample preparation, security and analytical procedures and quality control program have been reviewed and it is the opinion of the authors, that the laboratory procedures are adequate for an operating mine. This is further supported by over 20 years of successful mine production with reasonable production reconciliations.

MINERAL RESERVE AND RESOURCE ESTIMATES

The following table sets forth the estimated proven and probable reserves for 100% of the Round Mountain mine as at December 31, 2002 and 2001, in which the Company holds a 50% interest:

                       2002                                2001
        -----------------------------------------------------------------------
                      AVERAGE     GOLD                    AVERAGE     GOLD
           TONNES      GRADE     CONTENT        TONNES     GRADE     CONTENT
           ------      -----     -------        ------     -----     -------
         (MILLIONS)    (GPT)    (000'S OZ)    (MILLIONS)   (GPT)    (000'S OZ)

Proven       85.8      0.59       1,630          159.6     0.56       3,173
Probable     88.5      0.75       2,120           55.3     0.68       1,315
             ----      ----       -----           ----     ----       -----
Total       174.3      0.67       3,750          218.9     0.59       4,488
            =====      ====       =====          =====     ====       =====

In addition to the estimated proven and probable reserves, as at December 31, 2002, the Round Mountain mine has an estimated 12.6 million tonnes of measured and indicated resources at an average grade of 0.68 grams of gold per tonne. For more detail on reserves and resources see pages 12 to 16.

MINING AND MILLING OPERATIONS

The Round Mountain mine currently operates a conventional open pit that is approximately 8200 feet long in the north-west, south-east direction and 5000 feet wide (north-east to south-west). The mining is conducted on 35 foot benches by electric shovels and front end loaders paired with 150, 190 and 240 ton haul trucks.

Blasthole patterns are drilled on centers that range from 16 to 30 feet. Blasthole samples are collected and assayed and provide the control for ore segregation. Based upon these assays, blasted pit ore is determined to be run-of-mine dedicated pad ore, crushed reusable pad ore, or waste. Sulfide material greater than or equal to 0.018 opt of gold is shipped directly to the mill or mill stockpile. Run-of-mine ore is delivered the dedicated pad. Re-usuable pad ore is crushed and placed on reusable leach pads and waste is delivered directly to the waste dumps. Placer material encountered during normal stripping operations is sent to the dedicated pad. High grade coarse gold bearing ore is handled in one of three ways: 1) leached on the re-useable pad and offloaded to the mill; 2) sent directly to the gravity plant with tails reporting to the mill; or 3) sent directly to the mill or mill stockpile. Gold particle size distribution of high-grade ore determines the processing method.

The Round Mountain operation uses conventional open-pit mining methods and recovers gold using four independent processing operations. These include crushed ore leaching (reusable pad), run-of-mine ore leaching (dedicated pad), milling and the gravity concentration circuit. Most of the ore is heap leached, with higher grade oxidized ores crushed and placed on the reusable pad. Lower grade ore, ore removed from the reusable leach pad and stockpiled ore that was previously leached are placed on the dedicated pad.

The reusable pad processed 26,987 tons of ore per day in 2002, compared to 23,601 tons per day in 2001. Reusable pad volume varies with ore release, which is determined by the phases of the pit being mined. Reusable pad production increased in 2002 to 242,808 ounces from 219,704 ounces in 2001 due to the processing of higher grade ores and higher recoveries.

The dedicated pad processed 135,222 tons of ore per day in 2002, compared to 128,637 tons per day in 2001. Production in 2002 from the dedicated pad was 347,966 ounces, compared to 369,750 ounces in 2001, due to higher recoveries.

The mill processed 10,067 tons per day in 2002 producing 153,946 ounces, compared to 10,171 tons per day in 2001 producing 156,854 ounces. The mill facility achieved a recovery rate of 84.6% from both higher-grade oxide and non-oxidized ores during 2001 by employing gravity concentration, fine grinding and cyanide leaching.

Ore and waste rock were mined at a rate of approximately 174,920 tons per day in 2002 compared to 194,579 tons per day in 2001.

Mining at Round Mountain is expected to be complete during 2006 (assuming no additions to reserves), with completion of stockpile processing in 2008. The joint venture partners continue to support an aggressive exploration program in the vicinity of the mine in order to add reserves and extend the mine life.

The finished dore bullion is shipped to refineries in North America for further processing as per the agreements of established contracts of the participants of the Smoky Valley Common Operation . Once the dore bullion leaves the mine site, marketing and sales are the responsibility and discretion of the Joint Venture partners.

The site Plan of Operations and Comprehensive Reclamation Plans filed with the US Department of the Interior, Bureau of Land Management (BLM) and Nevada Division of Environmental Protection (NDEP) have been approved for all current operational facilities. Annual updates of the Reclamation Plan are prepared to adjust for cost inflation and to take credit for concurrent reclamation activities and submitted to the above listed agencies. The current reclamation cost estimate, approved in December 2002 by the BLM, USFS and NDEP totals $36,794,776. Tentative plans for permanent closure activities have been approved by the NDEP and BLM. Certain site restoration costs are expensed as production costs on the unit-of-production method over the expected life-of-mine. Each participant in the Common Operation is responsible for its own estimate of reclamation costs in its own accounts.

SUMMARY OF PRODUCTION AND FINANCIAL DATA

The following table summarizes certain gold production and operating data relating to the Round Mountain mine for the three years ended December 31:

YEARS ENDED DECEMBER 31,                                                            2002            2001           2000
                                                                                    ----            ----           ----
SELECTED PRODUCTION AND OPERATING INFORMATION:
Gold produced (ounces)(1):
  Heap leached-- reusable pad..............................................         121,404        109,852         70,588
  Heap leached-- dedicated pad.............................................         173,983        184,875        176,066
  Milled...................................................................          76,973         78,427         69,935
  Other(2).................................................................           5,387            321          3,475
Total......................................................................         377,747        373,475        320,064

SELECTED FINANCIAL INFORMATION (IN MILLIONS EXCEPT UNIT COSTS):

Mining cost/ton of ore and waste...........................................    $       0.80      $    0.83      $    0.83
Heap leaching cost/ton of ore..............................................    $       0.84      $    0.82      $    0.68
Milling cost/ton of ore....................................................    $       3.18      $    3.07      $    2.80
PRODUCTION COST/OUNCE OF GOLD PRODUCED
  Direct mining expense....................................................    $        176      $     178      $     200
  Deferred stripping cost..................................................               9             14             (1)
  Inventory movements and other............................................              (2)            (2)            (4)
                                                                               ------------      ---------      ---------
Cash operating cost........................................................             183            190            195
  Royalties paid...........................................................              20             18             17
  Production taxes.........................................................               4              2              1
                                                                               ------------      ---------      ---------
Total cash cost............................................................             207            210            213
  Depreciation.............................................................              44             40             43
  Amortization.............................................................              15             15             18
  Reclamation and mine closure.............................................               9              9              9
                                                                               ------------      ---------      ---------
TOTAL PRODUCTION COSTS......................                                   $        275      $     274      $     283
                                                                               ------------      ---------      ---------

  Capital expenditures (millions)(3).......................................    $        8.6      $    15.0      $     4.6
  Deferred (applied) mining expenditures (millions)(3).....................    $       (3.4)     $    (5.3)     $     0.4

OTHER INFORMATION:
  Heap leached-reusable pad:
     Ore processed (tons/day)..............................................          26,987         23,601         24,335
     Total tons of ore processed (000's)...................................           9,742          8,520          8,785
     Grade (ounce/ton).....................................................           0.043          0.035          0.028
     Average gold recovery rate (%)........................................            61.3           77.4           61.6
  Heap leached-dedicated pad:
     Ore processed (tons/day) (100% basis).................................         135,222        128,637        141,047
     Total tons of ore processed (000's) (100% basis)......................          48,815         46,438         50,918
     Grade (ounce/ton).....................................................           0.011          0.011          0.011
     Average gold recovery rate (%)(4).....................................              (4)            (4)            (4)
  Milled:
     Ore processed (tons/day) (100% basis).................................          10,067         10,171          9,304
     Total ton of ore processed (000's) (100% basis).......................           3,664          3,702          3,387
     Gold grade (ounce/ton)................................................           0.050          0.050          0.045
     Average gold recovery rate (%)........................................            84.6           83.7           83.1

------------
Notes:
(1) Gold production represents 50% of the historic production at the Round Mountain Mine.
(2) A high-grade occurrence was discovered in April 1992. A small gravity plant was constructed to recover these ounces.
(3)  Echo Bay's 50% share.
(4) For dedicated leach pads, a gold recovery rate cannot be calculated until leaching is complete. Based on metallurgical test work completed during 1994 and 1995, the eventual recovery rate is estimated to be approximately 50%.

Cash operating costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, please refer to the disclosure under the heading "Calculation of Cash Operating Costs and Total Production Costs".

PRODUCTION, LIFE OF MINE AND CAPITAL EXPENDITURES

The planned average production rate (total tons moved) for 2003 is 266,000 tons per day. Of this 185,000 tons per day are ore production. The Round Mountain mine forecast for 2003 uses proven and probable reserves. The annual mining forecast for mill tons mined in 2003 will be 4.5 million tons containing 131,309 ounces. Dedicated pad feed mined from the pit will be 18.8 million tons containing 230,626 ounces. Dedicated pad feed mined from the offload material will be 18.3 million tons containing 208,407 ounces. Mined production for the Reusable pad in 2003 will be 9.2 millions tons containing 325,560 ounces.

The Company's share of estimated gold equivalent production for 2003 is 330,000 ounces at total cash costs of $210 per ounce.

The completion date of open pit mining is scheduled for 2006. The mill is currently scheduled to operate from stockpiles until 2007.

Capital expenditures at the Round Mountain mine in 2002 were $8.6 million compared to $15.0 million during 2001. During 2003, capital expenditures of $16.1 million are planned. These include payment for one 240-ton truck (approximately $2 million), purchase of a new Caterpillar D11 Dozer (approximately $1.5 million), Carbon Plant expansion including installation of additional carbon columns (approximately $1 million), construction of phase 4 of the west dedicated leach pad (approximately $6 million), completion of a mine de-watering program (approximately $4 million) and general vehicle replacement. The Company's share of planned capital expenditures for 2003 is $7.4 million.

                                [PICTURE OMITTED]
                  ROUND MOUNTAIN MINE PROPERTY LOCATION MAP.

LEGAL PROCEEDINGS

THE COMPANY

DERIVATIVE ACTION

In October 1996, a shareholder derivative action was filed in the Court of Chancery of Delaware on behalf of a shareholder of the Company, entitled HARRY LEWIS V. MILTON H. WARD, ET AL., C.A. No. 15255-NC, against Cyprus Amax, the directors of the Company and the Company as a nominal defendant. The complaint alleges, among other things, that the defendants engaged in self-dealing in connection with the Company's entry in March 1996 into a demand loan facility provided by Cyprus Amax. The complaint seeks, among other things, a declaration that the demand loan facility is not entirely fair to the Company and damages in an unspecified amount. The Company believes that the complaint is without merit and intends to defend the matter vigorously.

CLASS ACTION

The Company has been named as a defendant in a class action complaint filed on or about April 26, 2002, entitled ROBERT A. BROWN, ET AL. V. KINROSS GOLD U.S.A., INC., ET AL., Case No. CV-S-02-0605-KJD-RJJ, brought in the United States District Court for the District of Nevada. The complaint names as defendants the Company, its subsidiary, Kinross Gold U.S.A., Inc., its subsidiary Kinam Gold Inc., and Robert M. Buchan. The complaint is brought on behalf of two potential classes, those that tendered their Kinam preferred stock into the tender offer for the Kinam $3.75 Series B Preferred Stock made by Kinross Gold U.S.A. and those that did not. Plaintiffs argue, among other things, that amounts historically advanced by the Company to Kinam should be treated as capital contributions rather than loans, that the purchase of Kinam preferred stock from institutional investors in July 2001 was a constructive redemption of the preferred stock, an impermissible amendment to the conversion rights of the preferred stock, or constituted the commencement of a tender offer, that the Company and its subsidiaries have intentionally taken actions for the purpose of minimizing the value of the Kinam preferred stock, and that the amount offered in the tender offer of $16.00 per share was not a fair valuation of the Kinam preferred stock. The complaint alleges breach of contract based on the governing provisions of the Kinam preferred stock, breach of fiduciary duties, violations of the "best price" rule under Section 13(e) of the SECURITIES EXCHANGE ACT OF 1934, as amended, and the New York Stock Exchange rules, violations of Section 10(b) and 14(e) of the SECURITIES EXCHANGE ACT OF 1934, as amended, and Rules 10b-5 and 14c-6(a) thereunder, common law fraud based on the acts taken and information provided in connection with the tender offer, violation of Nevada's anti-racketeering law, and control person liability under Section 20A of the SECURITIES EXCHANGE ACT OF 1934, as amended. The complaint seeks damages ranging from $9.80 per share, plus accrued dividends, to $39.25 per share of Kinam preferred stock or, in the alternative, the issuance of 26.875 to 80.625 shares of the Company for each Kinam preferred share. It also seeks triple damages under Nevada statutes.

The parties have exchanged initial disclosures, but there has not been any further discovery to date in the litigation and a class has not been certified in this action. A second action seeking certification as a class action and based on the same allegations was also filed in the United States district Court for the District of Nevada on or about May 22, 2002. It names the same parties as defendants. This action has been consolidated into the BROWN case and the BROWN plaintiffs have been designated as lead plaintiffs. Reginald H. Howe and the firm of Berger & Montague, P.C., lawyers representing the BROWN plaintiffs, have been appointed as co-lead counsel in the case. The defendants have answered the complaints in both cases. The Company believes these claims are without merit and plans to vigorously defend the litigation.

TVX

BRAZIL

In September 2001, Rio Tinto Brasil Ltda., a subsidiary of Rio Tinto plc, purported to terminate the shareholders agreement relating to Rio Paracatu Mineracao S.A. ("RPM"), the operating corporation which holds the Brasilia mine. Rio Tinto Brasil also caused RPM to call a meeting of its shareholders to amend its Articles of Association. The proposed amendments would permit Rio Tinto Brasil to have sole decision-making authority over Rio Paracatu through its 51.0% interest. Rio Tinto Brasil alleged that the transaction resulting in the formation of TVX Newmont J/V in June 1999 and the resignation of the former Chairman and Chief Executive Officer of TVX in April 2001 had triggered rights of first refusal under the shareholders agreement in favour of Rio Tinto Brasil and as such rights were not made available to Rio Tinto Brasil, it was permitted to terminate the shareholders agreement.

The TVX Newmont J/V disagreed with Rio Tinto Brasil's interpretation of the shareholders agreement and was successful in obtaining an injunction against Rio Paracatu from holding the proposed shareholders meeting. Following the granting of the injunction, in November 2001, the TVX Newmont J/V commenced a claim in Brazil against Rio Tinto Brasil and RPM to declare that the shareholders agreement continues to be valid. Rio Tinto Brasil and the TVX Newmont J/V each filed pleadings with respect to this action. In October 2002, Rio Tinto Brasil again caused RPM to call a meeting of its shareholders and the TVX Newmont J/V was successful in obtaining another injunction. Subsequently, Rio Tinto Brasil and TVX Newmont J/V agreed to freeze litigation activities until April 22, 2003. On April 28, 2003, a TVX subsidiary received notification from Rio Tinto Brasil stating that it had preserved its right to litigate in respect of the alleged breach of the shareholders agreement and alleging that the combination also breached the shareholders agreement. In the event the matter proceeds, the Company anticipates that the decision of the court will be made within the next year.

In the event that Rio Tinto Brasil is successful in having the court rule that its termination of the shareholders agreement was valid, TVX would not be able to exercise joint control of RPM under the terms of the agreement. In the event of such outcome, the Company will evaluate other legal remedies with respect to the management of RPM. If TVX is not able to retain joint control of RPM, management of RPM and operation of the Brasilia mine would be subject to the discretion of Rio Tinto Brasil. Further upon a loss of joint control, the Company would no longer proportionately consolidate its interest in RPM and would account for its interest using the equity method under Canadian and U.S. GAAP. The termination of the shareholders agreement would not affect TVX's current ownership interest in RPM and the amount of loss, if any, cannot be determined at this time.

GREECE

On January 9, 2003, the Greek Ministry of Development ordered TVX Hellas S.A., a subsidiary of TVX, to suspend mining beneath the village of Stratoniki. The order was to be lifted upon the receipt of new mining permits signed by the five relevant ministries of the Greek Government. Operations were suspended pursuant to the order, but they were not re-commenced once the revised permits were issued on February 18, 2003 as the Company attempted to negotiate a settlement and possible exit strategy with the Greek Government. Pending the outcome of these discussions, TVX Hellas lodged a petition for bankruptcy. The court hearing confirming the bankruptcy has not yet been held.

The Greek Government has undertaken initiatives to create a viable long-term ownership structure to facilitate the re-opening of the Stratoni mine. Representatives of the new potential owners propose to meet in order to set in motion the legal processes for the creation of the new structure. The proposed ownership structure includes the Company, a Greek mining enterprise, a group of Greek construction companies, local Prefectural and Municipal authorities and the Alpha Group, which comprises three individuals with whom TVX has been involved in litigation since 1995.

For the transitional period, the Company has agreed with the Greek Government that it will maintain the operation of the water treatment plant for the protection of the environment.

Since 1995, TVX's interest in the Hellenic Gold Properties has been the subject of litigation brought by three individuals (the "Alpha Group") in the Ontario courts. As a consequence, TVX holds a 12% carried interest and the right to acquire an additional 12% participating interest in the Hellenic Gold Properties as constructive trustee for the Alpha Group. TVX and the Alpha Group have asked the court to clarify the award made in the earlier actions.

ECHO BAY

SUMMA

In September 1992, Summa Corporation ("Summa") commenced a lawsuit against Echo Bay Exploration Inc. and Echo Bay Management Corporation (together, the "Subsidiaries"), indirect subsidiaries of Echo Bay, alleging improper deductions in the calculation of royalties payable over several years of production at McCoy/Cove and another mine, which is no longer in operation. The matter was tried in the Nevada State Court in April 1997, with Summa claiming more than $13 million in damages, and, in September 1997, judgment was rendered for the Subsidiaries. The decision was appealed by Summa to the Supreme Court of Nevada, which in April 2000 reversed the decision of the trial court and remanded the case back to the trial court for "a calculation of the appropriate [royalties] in a manner not inconsistent with this order." The case was decided by a panel comprised of three of the seven Justices of the Supreme Court of Nevada and the Subsidiaries petitioned that panel for a rehearing. The petition was denied by the three member panel on May 15, 2000 and remanded to the lower court for consideration of other defenses and arguments put forth by the Subsidiaries. The Subsidiaries filed a petition for a hearing before the full Supreme Court and on December 22, 2000, the Court recalled its previous decision. Both the Subsidiaries and their counsel believe that grounds exist to modify or reverse the decision. Echo Bay has $1.5 million accrued related to this

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litigation. If the appellate reversal of the trial decision is maintained and the trial court, on remand, were to dismiss all of the Subsidiaries' defenses, the royalty calculation at McCoy/Cove would change and additional royalties would be payable. Neither Echo Bay, nor counsel to the Subsidiaries, believe it is possible to quantify the precise amount of liability pursuant to a revised royalty calculation.

HANDY AND HARMAN

On March 29, 2000, Handy & Harman Refining Group, Inc., which operated a facility used by the Echo Bay for the refinement of dore bars, filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Echo Bay has filed a claim for gold and silver accounts at this refining facility with an estimated market value of approximately $2.2 million at the time the shipments were made. Echo Bay has fully provided for this amount as unrecoverable. Further, in March 2002, the liquidating trustee for Handy & Harman commenced a series of adversary proceedings against numerous creditors, including two of Echo Bay's subsidiaries, alleging that certain creditors received preferential payments in metal or otherwise. The preferential payment claims against the Echo Bay's subsidiaries approximate $9.0 million. The ultimate amount recoverable or payable will depend on the success or failure of the liquidating trustee in prosecuting these claims. The ultimate percentage payout by the liquidating trustee will also be affected by the success or failure of the trustee in prosecuting preferential payment claims against all creditors. The trustee currently projects the ultimate distribution of funds to be 50% to 60% of amounts owed to creditors. Based on this range, the maximum liability to Echo Bay would be $3.4 million assuming a 50% payout to creditors and no success in defending any of the preferential payment claims while the maximum amount recoverable would be $1.3 million assuming a 60% payout to creditors and success in defending itself against all of the preferential payment claims. Echo Bay intends to oppose the preferential payment claims vigorously. The outcome of these proceedings is uncertain at this time. As such, the Echo Bay has not made any provision with respect to the preferential payment claims.

OTHER

In November 2001, two former employees of Echo Bay brought a claim against Echo Bay pursuant to the CLASS PROCEEDINGS ACT (British Columbia) as a result of the temporary suspension of operations at Echo Bay's Lupin mine in the spring of 1998 and the layoff of employees at that time. Echo Bay does not know at this time the amount being claimed by the former employees nor whether the claim is appropriate for certification as a class action. On August 12, 2002, the Supreme Court of British Columbia decided it had such jurisdiction. Echo Bay is appealing the decision. No determination has been made by this Court as to whether this action is suitable for certification as a class action and no decision has been rendered with respect to the merits of the action.

The Company, TVX and Echo Bay are also involved in legal proceedings and claims which arise in the ordinary course of their businesses. The Company is vigorously defending these claims. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

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GLOSSARY OF TECHNICAL TERMS USED IN THIS DOCUMENT

AA FINISH
     A method used to complete fire assaying where the bead produced by this assay technique is dissolved in strong acids. The gold in the acid solution is determined by a machine called an atomic adsorption spectrometer. This method is used to accurately quantify small amounts of gold and other metals.

ADIT
     A nearly horizontal gallery or passage driven from the surface of the ground to the ore body. The term "tunnel" is frequently used in place of adit, but technically a tunnel is open to the surface on both ends.

ALBITITE
     A porphyritic igneous rock, containing phenocrysts of albite in a groundmass chiefly consisting of albite. Muscovite, garnet, apatite, quartz, and opaque oxides are common accessory minerals.

ALIQUOTS
     A small representative sample taken from a gold bar or article from assay to determine its fine gold content.

ALLUVIAL
     Referring to material, which has been placed by the action of surface water.

ALLUVIAL PLACER
     Gravel that has been transported and deposited by flowing waters, streams, creeks, etc., depositing placer gold and other valuable minerals. Also called an "alluvial deposit."

ALLUVIUM
     A general term for all detrital deposits resulting from the flow of present waterways, thus including the sediments laid down in streambeds, flood plain, lakes, fan at the foot of mountain slopes, and estuaries.

ALMANDINE
     An isometric mineral, 8[Fe32+Al2Si3O12]; pyralspilite subgroup of the garnet group, with Fe replaced by Mg, Mn, and Ca; in red to brownish-black dodecahedral and trapezohedral crystals, or massive; Mohs hardness, 7-1/2; occurs in medium-grade metamorphic rock and felsic igneous rocks; used as a gemstone and an abrasive.

ALUNITE
     1. A trigonal mineral, KAl3(OH)6(SO4)2; massive or disseminated; in pale tints; formed from sulfuric acid acting on potassium feldspar in volcanic regions (alunization), and around fumaroles. 2. A mineral group including jarosite.

ANKERITE
     A trigonal mineral, Ca(Fe,Mg,Mn)(CO3)2; dolomite group; forms series with dolomite and with kutnohorite; associated with iron ores; commonly forms thin veins in some coal seams.

ANNEALING
     Heating to and holding at a suitable temperature and then cooling at a suitable rate for such purposes as reducing hardness; improving machinability; facilitating cold working; producing a desired microstructure; or obtaining desired mechanical, physical, or other properties. When applied to ferrous alloys, the term "annealing", without qualification, implies full annealing. When applied to nonferrous alloys, annealing implies a heat treatment designed to soften a cold-worked structure by recrystallization or subsequent grain growth or to soften an age-hardened alloy by causing a nearly complete precipitation of the second phase in relatively coarse form.

ARCUATE STRIPS OR BELT
     A geological term referring to a long narrow structure (i.e. reef) that derives it name from the fact that it has a shape resembling an arc.

ARGILLIC
      Pertaining to clay or clay minerals; e.g., argillic alteration in which certain minerals of a rock are converted to minerals of the clay group.

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ARGILLITE
     A compact rock, derived either from mudstone (claystone or siltstone), or shale, that has undergone a somewhat higher degree of induration than mudstone or shale but is less clearly laminated and without its fissility, and that lacks the cleavage distinctive of slate.

ARSENOPYRITE
     The most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver and gold.

ASSAY
     To determine the value of various elements within an ore sample, streambed sample, or valuable metal sample.

AXIAL-PLANAR CLEAVAGE
     Cleavage that is closely related to the axial planes of folds in the rock, either being rigidly parallel to the axes, or diverging slightly on each flank (fan cleavage). Most axial-plane cleavage is closely related to the minor folds seen in individual outcrops, but some is merely parallel to the regional fold axes. Most axial-plane cleavage is also slaty cleavage.

B2 HORIZON
      A local geological term identifying a particular formation of rock.

BALL MILL
     A steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

BASALT
     An extrusive volcanic rock composed primarily of plagioclase, pyroxene and some olivine.

BASEMENT ROCKS
     A name commonly applied to metamorphic or igneous rocks underlying the sedimentary sequence.

BIOTITE
     A common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists; a detrital constituent of sedimentary rocks.

BLOCK FAULTED
     A type of normal faulting in which the crust is divided into structural or fault blocks of different elevations and orientations. It is the process by which block mountains are formed.

BRECCIA
     A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners.

CALCMAGNESIAN
     A rock material with a calcium and magnesium component.

CALDERA
     A large, basin-shaped volcanic depression, more or less circular, the diameter of which is many times greater than that of the included vent or vents, no matter what the steepness of the walls or the form of the floor may be.

CALL OPTION
     A bullion option entitling, but not obliging, except upon exercise, the buyer to purchase from the seller at the strike price a specified number of ounces of bullion.

CALOMEL
     A tetragonal mineral, 2[Hg2Cl2]; a secondary alteration of mercury-bearing minerals; horn quicksilver; mercurial horn ore.

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CARBON-IN-LEACH
     A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occur simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren ore pulp and processed to remove the precious metals and prepare it for reuse.

CARBON-IN-PULP
     A process step wherein granular activated particles much larger than the ground ore particles are introduced into the ore pulp after primary leaching in cyanide. Precious metals adsorption occurs onto the activated carbon from the pregnant cyanide solution.

CARBONACEOUS
     1. containing carbon or coal, especially shale or other rock containing small particles of carbon distributed throughout the whole mass. 2. Carbonaceous sediments include original organic tissues and subsequently produced derivatives of which the composition is organic chemically.

CATHODE
     A rectangular plate of metal, produced by electrolytic refining, which is melted into commercial shapes such as wire-bars, billets, ingots, etc.

CERARGYRITE
     A former name for chlorargyrite, which is an isometric mineral, 4[AgCl]; sectile; forms waxy white, yellow, or pearl-gray incrustations, darkening to violet on exposure to light; a supergene mineral occurring in silver veins; an important source of silver.

CHALCOPYRITE
     A copper mineral composed of copper, iron and sulphur. This mineral is very similar to marcasite in its characteristics; it tarnishes easily; going from bronze or brassy yellow to yellowish or grayish brown, has a dark streak, and are lighter in weight and harder than gold.

CHIP SAMPLE
     A method of sampling of rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.

CHLORITE
     1. The mineral group chamosite, clinochlore, cookeite, gonyerite, nimite, orthochamosite, pennantite, and sudoite. 2. Chlorites are associated with and resemble micas (the tabular crystals of chlorites cleave into small, thin flakes or scales that are flexible, but not elastic like those of micas); they may also be considered as clay minerals when very fine grained. Chlorites are widely distributed, esp. in low-grade metamorphic rocks, or as alteration products of ferromagnesian minerals.

CHLORITOID
     A monoclinic or triclinic mineral, (Fe,Mg,Mn)2Al4Si2O10(OH)4; dull green to gray-black; occurs in masses of brittle folia in metamorphosed argillaceous sedimentary rocks. It is related to the brittle micas.

CLAY
     An extremely fine-grained natural earthy material composed primarily of hydrous aluminum silicates. It may be a mixture of clay minerals and small amounts of nonclay materials or it may be predominantly one clay mineral. The type is determined by the predominant clay mineral. Clay is plastic when sufficiently pulverized and wetted, rigid when dry, and vitreous when fired to a sufficiently high temperature.

CONGLOMERATE
     Rounded, water-worn fragments of rock or pebbles, cemented together by another mineral substance.

CONTANGO
     Contango on gold is the difference between the spot market gold price and the forward market gold price. It is often expressed as an interest rate which is the difference between the LIBOR deposit rate on dollars and gold lease rates.

CORE
     The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

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COVELLITE
     A copper mineral, CuS; metallic indigo blue with iridescent tarnish. It is a mineral produced by supergene enrichment.

CRETACEOUS
     1. Applied to the third and final period of the Mesozoic Era. Extensive marine chalk beds were deposited during this period. 2. Of the nature of chalk or relating to chalk. 3. System of strata deposited in the Cretaceous Period.

CUPEL
     1. A small bone-ash cup used in gold or silver assaying with lead. 2. The hearth of a small furnace used in refining metals.

CUT-OFF GRADE
     The lowest grade of mineral resources considered economic; used in the calculation of reserves in a given deposit.

CYANIDATION
     A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

CYCLONE UNDERFLOW
     A coarser sized fraction, which leaves via apex aperture of hydrocyclone.

DECANTATION
     The settlement of a solid from a liquid, and removal of the clear liquid.

DEDICATED PAD
     An area of topography where gold ore will be placed in order to be leached. The ore will remain permanently upon this pad upon the completion of the gold extraction.

DEVONIAN
     The fourth period, in order of decreasing age, of the periods making up the Paleozoic era. It followed the Silurian period and was succeeded by the Mississippian period. Also, the system of strata deposited at that time. Sometimes called the Age of Fishes.

DILUTION
     The effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

DOLOMITE
     1. A trigonal mineral, [CaMg(CO3)2]; forms saddle-shaped rhombohedra having rhombohedral cleavage; white to pale tints; in large beds as dolostone and dolomitic marble, also in veins and in serpentinite; a source of magnesium and dimension stone.; magnesian spar; rhomb spar. 2. The mineral group ankerite, dolomite, kutnohorite, minrecordite, and norsethite. 3. A carbonate sedimentary rock consisting of more than 50% to 90% mineral dolomite, depending upon classifier, or having a Ca:Mg ratio in the range 1.5 to 1.7, or having an MgO equivalent of 19.5% to 21.6%, or having a magnesium-carbonate equivalent of 41.0% to 45.4%. Dolomite beds are associated and interbedded with limestone, commonly representing postdepositional replacement of limestone.

DORE
     Unrefined gold and silver bullion bars, which will be further, refined to almost pure metal.

DRUSY
     Pertaining to an insoluble residue or encrostation, especially of quartz crystals; e.g. a drusy oolith covered with subhedral quartz.

ECLOGITE
     A coarse-grained, deep-seated ultramafic rock, consisting essentially of garnet (almandine-pyrope) and pyroxene (omphacite). Rutile, kyanite, and quartz are typically present.

ELECTROWINNING
     Recovery of a metal from a solution by means of electro-chemical processes.

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ENARGITE
     An orthorhombic mineral, Cu3AsS4; dimorphous with luzonite, metallic gray-black; in vein and replacement copper deposits as small crystals or granular masses; an important ore of copper and arsenic; may contain up to 7% antimony.

EPITHERMAL
     Said of a hydrothermal mineral deposit formed within about 1 kilometer of the Earth's surface and in the temperature range of 50 to 200 degrees C, occurring mainly as veins. Also, said of that depositional environment.

FACIES
     A term of wide application, referring to such aspects of rock units as rock type, mode of origin, composition, fossil content, or environment of deposition.

FAULT
     A fracture in the earth's crust accompanied by a displacement of one side of the fracture with respect to the other and in a direction parallel to the fracture.

FELDSPAR
     1. A monoclinic or triclinic mineral with the general formula XZ4O8where (X= Ba,Ca,K,Na,NH4) and (Z= Al,B,Si); a group containing two high-temperature series, plagioclase and alkali feldspar; colorless or white and clear to translucent where pure; commonly twinned; 90 degrees or near 90 degrees prismatic cleavage; Mohs hardness, 6. Constituting 60% of the Earth's crust, feldspar occurs in all rock types and decomposes to form much of the clay in soil, including kaolinite. 2. The mineral group albite, andesine, anorthite, anorthoclase, banalsite, buddingtonite, bytownite, celsian, hyalophane, labradorite, microcline, oligoclase, orthoclase, paracelsian, plagioclase, reedmergnerite, sanidine, and slawsonite.

FELSIC
     A mnemonic adjective derived from (fe) for feldspar, (l) for lenad or feldspathoid, and (s) for silica, and applied to light-colored rocks containing an abundance of one or all of these constituents. Also applied to the minerals themselves, the chief felsic minerals being quartz, feldspar, feldspathoid, and muscovite.

FLOCCULENT
     A chemical used to promote the formation of denser slurries.

FLOTATION
     A separation process in which valuable mineral particles are induced to become attached to bubbles and float, which the non-valuable minerals sink.

FOLD
     Any bending or wrinkling of rock strata.

GALENA
     A lead mineral, which occurs with sphalerite in hydrothermal veins, also in sedimentary rocks as replacement deposits; an important source of lead and silver.

GARNET
     1. A group of isometric minerals having the general formula A3B2(SiO4)3-2Dx(OH)4xin which A=(Ca,Fe,Mg,Mn) and B=(Al,Cr,Fe,Mn,Si,Ti,V,Zr) with Si partly replaced by (Al,Fe). 2. The silicate minerals almandine, andradite, calderite, goldmanite, grossular, hibshite, katoite, kimzeyite, knorringite, majorite, pyrope, schlorlomite, spessartine, and uvarovite.

GEYSERITES
     A type of rock associated with natural hot springs.

GLACIAL TILL
     Dominantly unsorted and unstratified drift, generally unconsolidated, deposited directly by and underneath a glacier without subsequent reworking by meltwater, and consisting of a heterogeneous mixture of clay, silt, sand, gravel, and boulders ranging widely in size and shape; ice-laid drift.

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GLACIOLACUSTRINE
     Pertaining to, derived from, or deposited in glacial lakes; especially said of the deposits and landforms composed of suspended material brought by meltwater streams flowing into lakes bordering the glacier, such as deltas, kame deltas, and varved sediments.

GOLD
     A yellow malleable ductile high density metallic element resistant to chemical reaction, often occurring naturally in quartz veins and gravel, and precious as a monetary medium, in jewellery, etc. Symbol - Au.

GOLD EQUIVALENT PRODUCTION
     Gold equivalent production represents gold production plus silver production computed into gold ounces using a market price ratios.

GRADE
     The amount of valuable metal in each tonne or ore, expressed as grams per tonne for precious metals.

     CUT-OFF GRADE - is the minimum metal grade at which a tonne of rock can be processed on an economic basis.

     RECOVERED GRADE - is actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

GRAVIMETRIC FINISH
     A method used to complete fire assaying where the bead produced by this assay technique is weighed upon an extremely sensitive weigh scale.

GRAVITY RECOVERY CIRCUIT
     Equipment used within a plant to recover gold from the ore using the difference in specific gravity between the gold and the host rock. Typically used are shaking tables, spirals, etc.

GREENSHIST
     A metamorphosed basic igneous rock, which owes its color and schistosity to abundant chlorite.

GREYWACKLE
     A type of sandstone marked by large detrital quartz and feldspars in a clay matrix. Generally tough and well indurated.

HALIDE
     A fluoride, chloride, bromide, or iodide.

HALOS
     A differentiated (lower) grade zone surrounding a central zone of higher grade.

HEAP LEACHING
     A process whereby gold is extracted by "heaping" broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.

HEDGING
     Taking a buy or sell position in a futures market opposite to a position held in the cash market to minimize the risk of financial loss from an adverse price change.

HIGH-GRADE
     Rich ore. As a verb, it refers to selective mining of the best ore in a deposit.

HIGH RATE THICKENER
     A type of equipment used to perform solid liquid separation. Slurry (a mixture of rock and water) is fed into this unit with a clear solution produced in one stream and a moist solid produced in the second stream.

INTRUSIVE
     Rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.

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IGNIMBRITES
     A silicic volcanic rock forming thick, massive, lavalike sheets. The rock is chiefly a fine grained rhyolitic tuff.

INTRACALDERA OLIGOCENE ASH-FLOW TUFFS
     A geological term referring to a rock formation comprising ash-flow tuffs existing inside a caldera. A Caldera is a crater formed from by the collapse of the central part of a volcano. This particular formation dates back to the Oligocene epoch.

JOINTS
     Natural cracks or fractures in rocks. They tend to occur in more or less parallel systems, and when quarry walls are maintained parallel and at right angles to them, they may be utilized as natural partings in the process of block removal.

KAOLINITE
     1. A monoclinic mineral, 2[Al2Si2O5(OH)4]; kaolinite-serpentine group; kaolinite structure consists of a sheet of tetrahedrally bonded silica and a sheet of octahedrally bonded alumina with little tolerance for cation exchange or expansive hydration; polymorphous with dickite, halloysite, and nacrite; soft; white; formed by hydrothermal alteration or weathering of aluminosilicates, esp. feldspars and feldspathoids; formerly called kaolin. 2. Kandites in general. 3. Individual kandites not specifically designated.

K-FELDSPAR
     A potassium-bearing feldspar.

KLIPPE
     An isolated rock unit that is an erosional remnant or outlier of a nappe.

LEACH
     A method of extracting gold from ore by a chemical solution usually containing cyanide.

LENSE
     Pyrite, round or oval in plan and lenticular in section, ranging up to 2 to 3 feet (0.6 to 0.9 meters) in thickness and several hundred feet in the greatest lateral dimension, that is found in coalbeds.

LENTICULAR
     Resembling in shape the cross section of a lens. The term may be applied, e.g., to a body of rock, a sedimentary structure, or a mineral habit.

LENTICULAR SULPHIDE OREBODIES
     Sulphide orebodies that are shaped approximately like a double convex lens. When a rock mass thins out from the center to the edge all around it is said to be lenticular in form.

LIBOR
     The London Inter-Bank Offered Rate.

LITHOLOGIES
     Refers to the physical characteristics of a rock, generally as determined megascopically or with the aid of low-powered magnification.

LODE
     Vein of metal ore.

LOW-GRADE
     A term applied to ores relatively poor in the metal they are mined for; lean ore.

MAFIC
     Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

MAGMATIC DOMING
     Creation of a roughly symmetrical structure resembling a dome produced by the actions of magma.

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META
     1. In petrology, indicates a metamorphosed protolith. 2. In mineralogy, indicates a mineral species that is a dehydration product of another mineral species or is a polymorph.

METACHERT HORIZON
     Layers of compact siliceous rock formed of chalcedonic silica that has been subjected to the forces of metamorphism.

METAMORPHISM
     The process by which the form or structure of rocks is changed by heat and pressure.

METASEDIMENTARY SLATES
     Partially metamorphosed slate.

MICA
     1. A group of phyllosilicate minerals having the general composition, X2Y4-6Z8O20(OH,F) where X=(Ba,Ca,Cs,H3O,K,Na,NH4), Y=(Al,Cr,Fe,Li,Mg,Mn,V,Zn), and Z=(Al,Be,Fe,Si); may be monoclinic, pseudohexagonal or pseudo-orthorhombic; soft; perfect basal (micaceous) cleavage yielding tough, elastic flakes and sheets; colorless, white, yellow, green, brown, or black; excellent electrical and thermal insulators (isinglass); common rock-forming minerals in igneous, metamorphic, and sedimentary rocks. 2. The mineral group anandite, annite, biotite, bityite, celadonite, chernykhite, clintonite, ephesite, ferri-annite, glauconite, hendricksite, kinoshitalite, lepidolite, margarite, masutomilite, montdorite, muscovite, nanpingite, norrishite, paragonite, phlogopite, polylithionite, preiswerkite, roscoelite, siderophyllite, sodium phlogopite, taeniolite, tobelite, wonesite, and zinnwaldite.

MICACEOUS
     Consisting of or containing mica; e.g., a micaceous sediment.

MILL
     A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVES
     The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. An mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

     PROVEN MINERAL RESERVE: The part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, that there is the highest degree of confidence in the estimate.

     PROBABLE MINERAL RESERVE: The estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

MINERAL RESOURCE
     A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

     MEASURED MINERAL RESOURCES: A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploraiton, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

     INDICATED MINERAL RESOURCES: An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

MINERALIZATION
     The process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit. It is a general term, incorporating various types; e.g., fissure filling, impregnation, and replacement.

MISSISSIPPIAN
     Belonging to the geologic time, system of rocks or sedimentary deposits of the fifth period of the Paleozoic Era, characterized by the submergence of extensive land areas under shallow seas.

MUCK SAMPLE
     A representative piece of ore that is taken from a muck pile and then assayed to determine the grade of the pile.

MUSCOVITE
     A monoclinic mineral, KAl2(Si3Al)O10(OH,F)2; mica group; pseudohexagonal; perfect basal cleavage; forms large, transparent, strong, electrically and thermally insulating, stable sheets; a common rock-forming mineral in silicic plutonic rocks, mica schists, gneisses, and commercially in pegmatites; also a hydrothermal and weathering product of feldspar and in detrital sediments. Also spelled: moscovite.

NQ
     A letter name specifying the dimensions of bits, core barrels, and drill rods in the N-size and Q-group wireline diamond drilling system having a core diameter of 47.6 mm and a hole diameter of 75.7 mm.

OPEN PIT
     A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

OLIGOCENE
     An epoch of the early Tertiary Period, after the Eocene and before the Miocene; also, the corresponding worldwide series of rocks. It is considered to be a period when the Tertiary is designated as an era.

OXIDATION
     A reaction where a material is reacted with an oxidizer such as pure oxygen or air in order to alter the state of the material.

OXIDE CAPPING
     Is the part of the orebody, which is found on top of the original ore material, but which has not been altered by climate and groundwater.

OXIDE-SILICATE FACIES BANDED IRON FORMATIONS
     A geological term referring to a part of a group of rocks that differs from the whole formation in composition. In this instance the rock comprises iron-bearing minerals of the oxide-silicate variety (i.e. hematite, magnetite). These iron-bearing rocks exist in thin layers or bands hence the term "banded iron formation".

PALEOZOIC
     The era of geologic time that includes the Cambrian, Ordovician, Silurian, Devonian, Mississippian, Pennsylvanian and Permian periods and is characterized by the appearance of marine invertebrates, primitive fishes, land plants and primitive reptiles.

PEGMATITES
     Igneous rocks of coarse grain found usually as dikes associated with large masses of plutonic rock.

PHYLLITE
     1. A metamorphic rock, intermediate in grade between slate and mica schist. Minute crystals of sericite and chlorite impart a silky sheen to the surfaces of cleavage (or schistosity). Phyllites commonly exhibit corrugated cleavage surfaces. 2. A general term for minerals with a layered crystal structure. 3. A general term used by some French authors for the scaly minerals, such as micas, chlorites, clays, and vermiculites.

PLACER
     A place where gold is obtained by the washing of materials: rocks, boulders, sand, clay, etc. containing gold or other valuable minerals by the elements. These are deposits of valuable minerals, in our case, native gold, are found in the form of dust, flakes, grains, and nuggets. In the United States mining law, mineral deposits, not veins in place, are treated as placers as far as locating, holding, and patenting are concerned. The term "placer" applies to ancient (Tertiary) gravel as well as to recent deposits, and to underground (drift mines) as well as surface deposits.

PLUNGING F2 ANTIFORMAL STRUCTURE
     An "n" shaped fold that plunges forward. "F2" refers to the deformational phase of the fold - in this case the second phase.

PORPHYRY
     An igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-granted groundmass.

POLYMETAMORPHIC
     The property possessed by certain chemicals compounds of crystallizing in several distinct forms.

POTASSIC
     Of, pertaining to, or containing potassium; relating to or containing potash.

PRECAMBRIAN SHIELD
     The oldest, most stable regions of the Earth's crust, the largest of which is the Canadian Shield.

PREMIUM
     An amount specified as such by the parties to a hedging agreement, which amount is the purchase price of the bullion option and is payable by the buyer to the seller on the premium payment date for value on such date.

PUT OPTION
     A bullion option entitling, but not obliging, except upon exercise, the buyer to sell to the seller at the strike price a specified number of ounces of bullion.

PULP METALLIC
     A type of assay method, which is used to handle the coarse gold component of a sample to allow for its accurate determination.

PYRITE
      A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as "fool's gold."

PYROCLASTIC
     Produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent. Applied to the rocks and rock layers as well as to the textures so formed.

QUALIFIED PERSON
     An individual who: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project; and (c) is a member in good standing of a professional association as defined by NI 43-101.

QUARTZ
     Common rock-forming mineral consisting of silicon and oxygen.

QUARTZITE
     1. A granoblastic metamorphic rock consisting mainly of quartz and formed by recrystallization of sandstone or chert by either regional or thermal metamorphism; metaquartzite. 2. A very hard but unmetamorphosed sandstone, consisting chiefly of quartz grains that are so completely cemented with secondary silica that the rock breaks across or through the grains rather than around them; an orthoquartzite. 3. Stone composed of silica grains so firmly cemented by silica that fracture occurs through the grains rather than around them. 4. As used in a general sense by drillers, a very hard, dense sandstone.
5. A granulose metamorphic rock consisting essentially of quartz. 6. Sandstone cemented by silica that has grown in optical continuity around each fragment.

QUARTZ-MUSCOVITE
     A mineral, a member of the mica group.

RECLAMATION
     The restoration of a site after mining or exploration activity is completed.

RECOVERY
      A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

RUN-OF-MINE
     Said of ore in its natural, unprocessed state; pertaining to ore just as it is mined.

REUSABLE PAD ORE
     Ore which is processed on a reusable pad. The reusable pad is an area where heap leaching takes place on ore material temporarily placed onto it. Upon completion of leaching, the ore is removed from the pad and sent to disposal. New material is then applied.

SAMPLE
     A small portion of rock or a mineral deposit, taken so that the metal content can be determined by assaying.

SANIDINE
     A monoclinic mineral, (K,Na)AlSi3O8; feldspar group; forms a series with albite; prismatic cleavage; colorless; forms phenocrysts in felsic volcanic rocks.

SCALP
     The process of removing oversize lumps on a continuous basis from a stream of bulk material.

SCHIST
     A foliated metamorphic rock the grains of which have a roughly parallel arrangement; generally developed by shearing.

SEDIMENTARY ROCKS
     Secondary rocks formed from material derived from other rocks and laid down under water. Examples are limestone, shale and sandstone.

SEMI-AUTOGENOUS (SAG) MILL
     A steel cylinder with steel balls into which run-of-mine material is fed. The ore is ground in the action of large lumps of rock and steel balls.

SEMI-TABULAR FORMS
     Geological formations that are somewhat flat or tabular in character.

SERICITE
     A white, fine-grained potassium mica occurring in small scales as an alteration product of various aluminosilicate minerals, having a silky luster, and found in various metamorphic rocks (especially in schists and phyllites) or in the wall rocks, fault gouge, and vein fillings of many ore deposits. It is commonly muscovite or very close to muscovite in composition, but may also include paragonite and illite.

SHEAR ZONE
     A geological term to describe a geological area in which shearing has occurred on a large scale.

SILICA
     The chemically resistant dioxide of silicon, SiO2; occurs naturally as five crystalline polymorphs: trigonal and hexagonal quartz, orthorhombic and hexagonal tridymite, tetragonal and isometric cristobalite, monoclinic coesite, and tetragonal stishovite. Also occurs as cryptocrystalline chalcedony, hydrated opal, the glass lechatelierite, skeletal material in diatoms and other living organisms, and fossil skeletal material in diatomite and other siliceous accumulations. Also occurs with other chemical elements in silicate minerals.

SILIFICATION
     1. The introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals. 2. A process of fossilization whereby the original organic components of an organism are replaced by silica, as quartz, chalcedony, or opal.

SILT
     Material passing the No. 200 U.S. standard sieve that is nonplastic or very slightly plastic and that exhibits little or no strength when air-dried. Material composes of fine rock components.

SKIP
     1. A guided steel hoppit, usually rectangular, with a capacity up to 50 st (45.4 t), which is used in vertical or inclined shafts for hoisting coal or minerals. It can also be adapted for personnel riding. 2. A large hoisting bucket, constructed of boiler plate that slides between guides in a shaft, the bail usually connecting at or near the bottom of the bucket so that it may be automatically dumped at the surface. 3. An open iron vehicle or car on four wheels, running on rails and used esp. on inclines or in inclined shafts. 4. A truck used in a mine. 5. A small car that conveys the charge to the top of a blast furnace.

SLAGGING
     Destructive chemical reaction between refractories and external agents at high temperatures, resulting in the formation of a molten liquid.

SLURRY
     Fine rock particles are suspended in a stream of water.

SPHALERITE
     A zinc mineral, which is composed of zinc and sulphur. It has a specific gravity of 3.9 to 4.1.

SPOT DEFERRED CONTRACT
     A forward sale of gold based on the spot gold price at the inception of the contract plus contango that accrues until the future delivery date under the contract. The underlying LIBOR based return and gold lease rate expense may be fixed or left floating, at the option of the Company.

STIBNITE
     A mineral composed of antimony and sulphur often associated with other sulphides.

STOCKPILE
     Broken ore heaped on surface, pending treatment or shipment.

STOCKWORK
     A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined.

STOPES
     An underground opening in a mine from which ore is extracted.

STRATABOUND DEPOSIT
     An ore deposit, which is confined within a geological strata or layer.

STRATABOUND DISSEMINATED
     Disseminiated ore within a stratabound deposit.

STRIKE-SLIP MOVEMENT
     1. In a fault, the component of the movement or slip that is parallel to the strike of the fault. 2. A horizontal component of the slip parallel with the fault strike.

SUMP
     The lowest part of a mine shaft into which water drains.

SUPRACRUSTAL ASSEMBLAGES
     Referring to overlying or "last in the sequence" groups of rocks or assemblages in the earth's crust.

SYENITE
     A group of plutonic rocks containing alkali feldspar (usually orthoclase, microcline, or perthite), a small amount of plagioclase (less than in "monzonite"), one or more mafic minerals (esp. hornblende), and quartz, if present, only as an accessory; also, any rock in that group; the intrusive equivalent of "trachyte." With an increase in the quartz content, syenite grades into "granite."

SYMPATHETIC FAULTING
     A minor fault that has the same orientation as the major fault or some such structure with which it is associated.

TAILINGS
     The material that remains after all metals considered economic have been removed from ore during milling.

T-ANTIFORM STRUCTURE
     A local geological term identifying a particular formation of rock. In this instance the structure is an antiform, which is an "n" shaped fold.

TENNANTITE
     An isometric mineral, (Cu,Fe)12As4S13; tetrahedrite group; forms a series with tetrahedrite; may contain zinc, silver, or cobalt replacing copper; in veins; an important source of copper.

TERIARY
     The earliest of the two geologic periods comprising the Cenozoic era, in the classification generally used; up to a little over a million years ago. Also, the system of strata deposited during that period.

TETRAHEDRITE
     1. An isometric mineral, (Cu,Fe)12Sb4S13, having copper replaced by zinc, lead, mercury, cobalt, nickel, or silver; forms a series with tennantite and freibergite; metallic; crystallizes in tetrahedra; occurs in hydrothermal veins and contact metamorphic deposits; a source of copper and other metals. 2. The mineral group freibergite, giraudite, goldfieldite, hakite, tennantite, and tetrahedrite.

THOLEIITIC
     A silica-oversaturated (quartz-normative) basalt, characterized by the presence of low-calcium pyroxenes (orthopyroxene and/or pigeonite) in addition to clinopyroxene and calcic plagioclase.

TOURMALINE
     1. Any member of the trigonal mineral group, XY3Z6(BO3)3Si6O18(OH,F)4where X is Na partially replaced by Ca, K, Mg, or a vacancy, Y is Mg, Fe2+, Li, or Al, and Z is Al and Fe3+; forms prisms of three, six, or nine sides; commonly vertically striated; varicolored; an accessory in granite pegmatites, felsic igneous rocks, and metamorphic rocks. Transparent and flawless crystals may be cut for gems. 2. The mineral group buergerite, dravite, elbaite, ferridravite, liddicoatite, schorl, and uvite.

TRENDING FAULTS
     Faults that are similar in direction or bearing.

TRIASSIC
     Belonging to the geolic time, system of rocks or sedimentary deposits of the first period of the Mesozoic Era, characterized by the diversification of land life, the rise of dinosaurs and the appearance of the earliest mammals.

TUFF
     Rock composed of fine volcanic ash.

VEIN
     A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

VOLCANICS
     A general collective term for extrusive igneous and pyroclastic material and rocks.

VUG
     A small cavity in a rock, usually lined with crystals of a different mineral composition than the enclosing rock.

VUGGY
     Pertaining to a vug or having numerous vugs.

ZONE
     An area of distinct mineralization.


                                      METRIC CONVERSION TABLE
             TO CONVERT           TO IMPERIAL MEASUREMENT UNITS     MULTIPLY BY
Tonnes                       Short tons                               1.10231
Tonnes                       Long tons                                0.98422
Tonnes                       Pounds                                   2204.62
Tonnes                       Ounces (troy)                             32,150
Kilograms                    Ounces (troy)                             32.150
Grams                        Ounces (troy)                            0.03215
Grams/tonne                  Ounces (troy)/short ton                  0.02917
Hectares                     Acres                                    2.47105
Kilometers                   Miles                                    0.62137
Meters                       Feet                                     3.28084


ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION

Reference is made to the 2002 Annual Report to Shareholders, which is incorporated herein by reference.

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS AND CONSOLIDATED FINANCIAL
STATEMENTS

Reference is made to the Management's Discussion and Analysis of Financial Results in the 2002 Annual Report to shareholders, which is incorporated herein by reference. Reference is made to the Consolidated Financial Statements in the 2002 Annual Report to Shareholders, which are incorporated herein by reference.

ITEM 7: MARKET FOR SECURITIES

The only issued shares of the Company are common shares and the redeemable retractable preferred shares of the Company ("Kinross Preferred Shares"). The common shares are listed and posted for trading on the TSX and the NYSE. In addition, the Company has issued convertible debentures that are listed and posted for trading on the TSX and Echo Bay has issued warrants that are listed and posted for trading on the TSX and the American Stock Exchange. The warrants are exercisable to acquire common shares of the Company.

No dividends on the common shares have been paid by the Company to date. For the foreseeable future, it is anticipated that the Company will use earnings, if any, to finance its growth and that dividends will not be paid to shareholders, other than dividends payable to the holder of the Kinross Preferred Shares in accordance with their terms.

ITEM 8: DIRECTORS AND OFFICERS

DIRECTORS OF THE COMPANY

Reference is made to "Election of Directors" in the 2002 Management Information Circular of the Company dated May 8, 2003 for information regarding the current directors of the Company, the Committees of the Board and ownership of shares of the Company, which information is incorporated herein by reference.

The following table sets forth the names of each of the officers of the Company and all offices of the Company now held by each of them.

NAME                                     OFFICE HELD
----                                     -----------
Robert M. Buchan....................     President and Chief Executive Officer
Scott A. Caldwell...................     Executive Vice-President and Chief Operating Officer
Jerry W. Danni......................     Vice-President, Environmental Affairs
Christopher T. Hill.................     Vice-President and Treasurer
John W. Ivany.......................     Executive Vice-President
Gordon A. McCreary..................     Vice-President, Corporate Affairs
Brian W. Penny......................     Chief Financial Officer and Vice-President Finance
Shelley M. Riley....................     Corporate Secretary
Allan D. Schoening..................     Vice-President, Human Resources and Community Relations
Ronald W. Stewart...................     Vice-President, Exploration
John E. Oliver......................     Independent Chairman
Kevin C. Drover.....................     Vice-President, Underground Operations

ROBERT M. BUCHAN has been Chief Executive Officer of the Company since May 1993.

SCOTT A. CALDWELL has been Executive Vice-President and Chief Operating Officer since June 2002 and prior to that Mr. Caldwell was the Senior Vice-President of Surface Operations from June 1998 to April 2002. Prior to joining Kinross, Mr. Caldwell was Vice-President of Operations, Echo Bay Mines from 1996 to 1998 and Vice-President of Operations of Compania Minera Dona Ines de Collahuasi from 1995 to 1996.

JERRY W. DANNI has been Vice President, Environmental Affairs since July 2000. Prior to joining Kinross, Mr. Danni was Vice President of Environmental Affairs for Cyprus Climax Metals Company from 1994 to 1999.

CHRISTOPHER T. HILL has been Vice-President, Treasurer since May 1998. Prior to that he was Treasury Manager, Barrick Gold Corporation from September 1994 to May 1998.

JOHN W. IVANY has been Executive Vice-President of the Company since July 1995.

BRIAN W. PENNY has been the Vice-President, Finance and Chief Financial Officer since May 1993.

SHELLEY M. RILEY has been the Corporate Secretary of the Company since June
1993.

ALLAN D. SCHOENING has been Vice-President, Human Resources and Community Relations for the Company since July 1998. Prior to this he was Director, Human Resources for Barrick Gold Corporation from May 1995 to June 1998.

RONALD W. STEWART has been the Vice-President, Exploration of Kinross since March 2002. Prior to that date he was Director of Investor Relations for Placer from January 2000 to March 2002, Manager Mine Exploration for Placer from February 1998 to January 2000 and Country Exploration Manager, Indonesia for Placer from March 1996 to February 1998.

JOHN E OLIVER has been Executive Managing Director and Co-Head of Scotia Capital U.S., Bank of Nova Scotia since October 1999. From 1997 to 1999, Mr. Oliver was Senior Vice-President, Corporate and Real Estate Banking of Bank of Nova Scotia. Mr. Oliver was appointed Independent Chairman of the Company in August 2002.

KEVIN C. DROVER has been Vice-President, Underground Operations, since February 2003. Prior to that Mr. Drover was General Manager, Kubaka Mine, from December 1998. Prior to joining the Company, Mr. Drover was General Manager of Keystone Gold Mine, owned and operated by Black Hawk Mining Inc.

The number of common shares of the Company which were beneficially owned, directly or indirectly, or over which control or direction was exercised by all directors and officers of the Company as a group as at May 16, 2002, was 563,593 representing 0.18% of the outstanding common shares of the Company.

Other than the following, none of the directors or officers: (i) has been subject to corporate cease trade order or similar order in the past ten years;
(ii) became bankrupt or was the director or officer of a company that became bankrupt in the last ten years; or (iii) has been subject to penalties or sanctions imposed by a court relating to Canadian securities legislation.

John Ivany, the Executive Vice President of the Company, was the subject of enforcement proceedings by the Alberta Securities Commission In Re Cartaway Resources Corp. In its order dated February 22, 2001, the Alberta Securities Commission found that Mr. Ivany, as Chief Executive Officer of Cartaway Resources Corp., had allowed the issuance of a press release that contained a material factual error in violation of the securities laws of the Province of Alberta. As a result, Mr. Ivany was prohibited from acting as a director or officer of any "junior issuer" for a period of five years and ordered to pay costs in the amount of CDN$20,000. The Company is not a junior issuer under the applicable Alberta Securities Commission provisions.

ITEM 9: ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the Secretary of the
Company:

(a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

     (i) one copy of this Annual Information Form, together with one copy of any document incorporated by reference in this Annual Information Form;

     (ii) one copy of the Consolidated Financial Statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim consolidated financial statements of the Company subsequent to the Consolidated Financial Statements for its most recently completed financial year;

     (iii) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

     (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any documents referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interest of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors and additional financial information is provided in the Company's consolidated financial statements for its most recently completed financial year.

                                   APPENDIX A



                               COMPILATION REPORT


To the Directors of
KINROSS GOLD CORPORATION


     We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated balance sheet as at December 31, 2002 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2002, which have been prepared for inclusion in the Renewal Annual Information Form of the Company. In our opinion, the unaudited pro forma consolidated balance as at December 31, 2002 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2002 have been properly compiled to give effect to the transactions and assumptions described in the notes thereto.

(SIGNED) DELOITTE & Touche LLP
Chartered Accountants



Toronto, Canada
May 5, 2003





COMMENT FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS

     The above opinion, provided solely pursuant to Canadian requirements, is expressed in accordance with reporting standards generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of unaudited pro forma financial statements. U.S. standards do not provide for the expression of an opinion on the compilation of unaudited pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statement of operations would require an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, under U.S. standards, we would be unable to express any opinion with respect to the compilation of the accompanying unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statement of operations.

(SIGNED) DELOITTE & Touche LLP
Chartered Accountants


Toronto, Canada
May 5, 2003

                                                      KINROSS GOLD CORPORATION
                                                PRO FORMA CONSOLIDATED BALANCE SHEET
                                                             (UNAUDITED)
                                               (EXPRESSED IN MILLIONS OF U.S. DOLLARS)
                                                       AS AT DECEMBER 31, 2002

                                                                                                         Pro Forma      Pro Forma
                                                Notes       Kinross         TVX           Echo Bay      Adjustments    Consolidated
                                               -------     ---------     ---------      ------------   -------------  --------------
Assets
   Current assets
     Cash and cash equivalents                              $170.6         $115.2          $23.0          $-            $92.6
                                                  2.3          -              -              -           (29.7)
                                                  2.4          -              -              -          (180.0)
                                                 2.11          -              -              -            (6.5)
     Restricted cash                                          21.1            -              -             -              9.0
                                                 2.11          -              -              -           (12.1)
     Accounts receivable and other assets                     15.5           21.6            6.1           -             46.5
                                                  2.2          -              -              -             0.4
                                                 2.11          -              -              -             2.9
     Inventories                                              38.9           16.5           20.8           -             92.4
                                                  2.1          -              -              -             2.6
                                                  2.2          -              -              -             1.3
                                                 2.11          -              -              -            12.3
     Marketable securities                                     0.1            1.5            7.2           -              8.1
                                                  2.1          -              -              -             0.1
                                                  2.2          -              -              -            (0.8)
                                                           -------       --------       --------       -------        --------
                                                             246.2          154.8           57.1        (209.5)         248.6
   Property, plant and equipment                             330.0          201.8          129.6           -            851.2
                                                  2.1          -              -              -           136.0
                                                  2.2          -              -              -            40.0
                                                 2.11          -              -              -            13.8
   Goodwill                                                    -              -              -             -            901.0
                                                  2.1          -              -              -           417.6
                                                  2.2          -              -              -           488.2
                                                  2.3          -              -              -            29.7
                                                  2.1          -              -              -             6.8
                                                  2.2          -              -              -            22.5
                                                  2.2          -              -              -           (63.8)
   Long-term investments                                      11.8            -              -             -             23.1
                                                  2.2          -              -              -            18.2
                                                  2.5          -              -              -            (6.9)
   Restricted cash                                             -              9.1            -             -             21.4
                                                  2.1          -              -              -             2.2
                                                  2.2          -              -              -            10.1
   Future income and mining taxes                              -             13.4            -             -             13.4
   Deferred charges and other assets                          10.0           18.9           37.0           -             23.0
                                                  2.1          -              -              -            (8.0)
                                                  2.2          -              -              -           (36.8)
                                                 2.11          -              -              -             1.9
                                                           -------       --------       --------       -------       --------
                                                            $598.0         $398.0         $223.7        $862.0       $2,081.7
                                                            ======         ======         ======        ======       ========

                                                                                                                                 A-2


                                                                                                         Pro Forma      Pro Forma
                                                Notes       Kinross         TVX           Echo Bay      Adjustments    Consolidated
                                               -------     ---------     ---------      ------------   -------------  -------------
Liabilities
   Current liabilities
     Accounts payable and accrued liabilities                $35.5          $30.4          $28.6          $-              $99.2
                                                  2.1          -              -              -            (1.0)
                                                 2.11          -              -              -             5.7
     Current portion of long-term debt                        23.3            1.5            -             -               27.0
                                                 2.11          -              -              -             2.2
     Deferred revenue                                          -              6.4            -             -                0.1
                                                  2.1          -              -              -            (6.3)
     Current portion of site restoration                      15.0            -              4.6           -               18.8
      cost accruals
                                                  2.1          -              -              -             1.1
                                                  2.2          -              -              -            (2.1)
                                                 2.11          -              -              -             0.2
                                                           -------       --------       --------       -------        ---------
                                                              73.8           38.3           33.2          (0.2)           145.1

   Long-term debt                                             12.9            -              -             -               13.6
                                                  2.1          -              -              -             0.7
   Site restoration cost accruals                             42.0            -             46.5           -              100.5
                                                  2.1          -              -              -            12.9
                                                  2.2          -              -              -            (4.1)
                                                 2.11          -              -              -             3.2
   Future income and mining taxes                              3.3           20.4            0.9           -               46.8
                                                 2.13          -              -              -            22.2
   Deferred revenue                                            4.5            -              6.4           -                4.5
                                                  2.2          -              -              -            (6.4)
   Other long-term liabilities                                 5.5           24.4            -             -               15.0
                                                  2.1          -              -              -           (14.9)
   Debt component of convertible debentures                   21.7            -              -             -               21.7
   Redeemable retractable preferred shares                     2.5                                                          2.5
                                                           -------       --------       --------       -------        ---------
                                                             166.2           83.1           87.0          13.4            349.7
                                                           -------       --------       --------       -------        ---------

   Minority interests and participation                        -            124.2            -             -                1.0
    rights
                                                  2.1          -              -              -            55.8
                                                  2.4          -              -              -          (180.0)
                                                 2.11          -              -              -             1.0

                                                               -            124.2            -          (123.2)             1.0

   Convertible preferred shares of
      subsidiary company                                      12.9           -               -             -               12.9
                                                           -------       --------       --------       -------        ---------

   Common shareholders' equity                    3.0        418.9          190.7          136.7         971.8          1,718.1
                                                           -------       --------       --------       -------        ---------
                                                            $598.0         $398.0         $223.7        $862.0         $2,081.7
                                                            ======         ======         ======        ======         ========

                                                                                                                                 A-3

                                                   KINROSS GOLD CORPORATION
                                        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                                         (UNAUDITED)
                               (EXPRESSED IN MILLIONS OF U.S. DOLLARS EXCEPT PER SHARE AMOUNTS)
                                             FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                                                      PRO FORMA     PRO FORMA
                                                       NOTES     KINROSS        TVX      ECHO BAY    ADJUSTMENTS   CONSOLIDATED
                                                      -------  -----------   ---------  ----------  ------------- --------------
REVENUE
   Mining revenue                                              $  261.0      $  184.8   $  206.5          $-        $   656.8
                                                          2.10      -            -          -            (16.6)
                                                          2.9       -            -          -             (5.4)
                                                          2.9       -            -          -            (30.7)
                                                          2.11      -            -          -             57.2
   Interest and other income                                       16.9          4.3         0.4            -            16.2
                                                          2.6       -            -          -              (5.4)
   Mark to market loss on call options                             (2.7)         -          -               -            (2.7)
                                                               -----------   ---------  ----------  ------------- --------------
                                                                  275.2         189.1      206.9           (0.9)        670.3
                                                               -----------   ---------  ----------  ------------- --------------
EXPENSES
   Operating                                                      174.8         121.4      142.2            -           449.8
                                                          2.10      -            -           -            (13.0)
                                                          2.16      -            -           -              1.6
                                                          2.15      -            -           -             (2.3)
                                                          2.11      -            -           -             25.1
   General and administrative                                      11.3           6.3        9.1            -            26.7
   Exploration                                                     11.6           3.7        8.6            -            25.0
                                                          2.11      -            -           -              1.1
   Depreciation, depletion and amortization                        85.3          34.1       35.3            -           176.2
                                                          2.10      -            -           -             (4.5)
                                                          2.11      -            -           -             14.4
                                                          2.12      -            -           -              4.9
                                                          2.8       -            -           -              7.5
                                                          2.16      -            -           -             (0.8)
   Gain on sale of assets                                          (2.7)         -          (1.2)           -            (3.1)
                                                          2.9       -            -           -              0.8
   Loss on retirement of capital securities                         -            -           5.5            -             5.5
   Foreign exchange loss (gain)                                     4.3           7.3        -              -            11.6
   Interest expense on long-term liabilities                        5.0           0.6        2.0            -             7.8
                                                          2.11      -            -           -              0.2
   Writedown of  marketable securities and long-term
   investments                                                      0.2          -           -              -             0.2
   Write-down of property, plant and equipment and other
          non-cash charges                                          7.7          32.0       13.0            -            52.7
                                                               -----------   ---------  ----------  ------------- --------------
                                                                  297.5         205.4      214.5           35.0         752.4
                                                               -----------   ---------  ----------  ------------- --------------
                                                                  (22.3)        (16.3)      (7.6)         (35.9)        (82.1)
Share in loss of investee companies                                (0.6)         -           -              -            (0.6)
                                                               -----------   ---------  ----------  ------------- --------------

LOSS BEFORE TAXES AND DIVIDENDS ON CONVERTIBLE
   PREFERRED SHARES OF SUBSIDIARY COMPANY                         (22.9)        (16.3)      (7.6)         (35.9)        (82.7)

PROVISION FOR INCOME AND MINING TAXES                              (6.5)         (7.3)      (0.1)           -           (18.5)
                                                          2.11      -            -           -             (5.1)
                                                          2.13      -            -           -              0.5
MINORITY INTEREST AND PARTICIPATION RIGHTS                          -            (7.0)       -              -            (0.2)
                                                          2.7       -            -           -              7.0
                                                                   2.11          -           -              -            (0.2)
                                                               -----------   ---------  ----------  ------------- --------------

LOSS FOR THE YEAR BEFORE DIVIDENDS ON CONVERTIBLE
   PREFERRED SHARES OF SUBSIDIARY COMPANY                         (29.4)        (30.6)      (7.7)         (33.7)       (101.4)

DIVIDENDS ON CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY
 COMPANY                                                           (1.5)         -             -              -          (1.5)
                                                               -----------   ---------  ----------  ------------- --------------

NET LOSS FOR THE PERIOD                                           (30.9)        (30.6)      (7.7)         (33.7)       (102.9)
                                                               -----------   ---------  ----------  ------------- --------------

INCREASE IN EQUITY COMPONENT OF CONVERTIBLE INSTRUMENTS            (7.3)       -           -               -             (7.3)
LOSS ON RETIREMENT OF CAPITAL SECURITIES, NET OF NIL TAX
  EFFECT                                                            -            -        (136.9)          -           (136.9)
                                                               -----------   ---------  ----------  ------------- --------------

NET LOSS FOR THE PERIOD ATTRIBUTABLE TO COMMON SHAREHOLDERS    $  (38.2)     $  (30.6)  $ (144.6)        $(33.7)    $  (247.1)
                                                               ===========   ========== ==========  ============= ==============

LOSS PER SHARE
Basic and diluted                                              $  (0.32)     $  (0.75)  $  (0.34)                   $   (0.80)

                                                                                                                          A-4

1.   Basis of Presentation

     The unaudited pro forma consolidated financial statements ("pro forma financial statements") have been prepared using the purchase method of accounting for the business combination of Kinross Gold Corporation (the "Company"), TVX Gold Inc. ("TVX) and Echo Bay Mines Ltd. ("Echo Bay"). The Company has been identified as the acquirer in accounting for the business combination. The purchase price will be allocated to the TVX and Echo Bay assets acquired and liabilities assumed, based on their respective fair values, with the remaining unallocated portion to goodwill. The allocation of the aggregate purchase price reflected in the pro forma financial statements is preliminary. The actual purchase adjustment to reflect the fair values of the assets acquired and liabilities assumed will be based upon management's evaluation of such assets and liabilities and, accordingly , the adjustments that have been included in the pro forma financial statements may be subject to change. Such allocation may differ significantly from the preliminary allocation included herein.

     The accompanying unaudited pro forma financial statements as at and for the year ended December 31, 2002, have been prepared by the Company's management based on the audited consolidated financial statements of the Company, TVX and Echo Bay, both as at and for the year ended December 31, 2002. The pro forma financial statements are presented as if the business combination had occurred on December 31, 2002 in respect of the pro forma consolidated balance sheet and on January 1, 2002 in respect of the pro forma consolidated statement of operations. The pro forma financial statements have been reclassified to reflect classifications consistent with the presentation adopted by the Company (Note 2).

     Accounting policies used in the preparation of the pro forma statements are those disclosed in the Company's consolidated financial statements. The financial statements of the Company, TVX and Echo Bay have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("CDN GAAP"). Accordingly, the pro forma adjustments include only those adjustments necessary to conform the TVX and Echo Bay financial statements to the accounting policies used by the Company in the preparation of its consolidated financial statements in accordance with Canadian GAAP. In the opinion of management of the Company, these pro forma financial statements include all adjustments necessary for a fair presentation applicable to the preparation of pro forma financial statements.

     The pro forma financial statements are not necessarily indicative either of the results that actually would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future. In preparing these pro forma financial statements, other than described in Note 2 below, no adjustments have been made to reflect transactions which have occurred since the dates indicated or the operating synergies and general and administrative cost savings expected to result from combining the operations of the Company, TVX and Echo Bay.

     The pro forma financial statements should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2002 and notes thereto.

     The combination is being accounted for by the Company using the purchase method of accounting in accordance with both Section 1581, "Business Combinations", of the Canadian Institute of Chartered Accountants Handbook ("CICA Handbook") for purposes of CDN GAAP and Statement of Accounting Standards ("SFAS") 141, "Business Combinations", for purposes of United States generally accepted accounting principles ("U.S. GAAP"). Pursuant to the purchase method of accounting under both CDN and U.S. GAAP, the TVX and Echo Bay assets acquired and liabilities assumed will be recorded at their fair values as of the effective date of the combination. The excess of the purchase price over such fair value will be recorded as goodwill. In accordance with Section 3062, "Goodwill and other Intangible Assets", of the CICA Handbook, for purposes of CDN GAAP, and SFAS 142, "Goodwill and Other Intangible Assets", for purposes of U.S. GAAP, goodwill will be assigned to specific reporting units and will not be amortized.

     The goodwill resulting from the preliminary purchase price is $901.0 million. Goodwill is subject to a determination of fair value and will be reviewed for possible impairment at last annually or more frequently upon the occurrence of certain events or when circumstances indicate that a reporting unit's carrying value, including the goodwill which was allocated to it, is greater than its fair value. The Company has not determined if an impairment exists and expects to make that determination in 2004 in accordance with CDN and U.S. GAAP.

2.   PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

     The pro forma financial statements incorporate the following assumptions:

     - The business combination occurred immediately prior to the three for one consolidation of Kinross common shares.

     - Completion of the acquisition of the Newmont interest in the TVX Newmont Americas Joint Venture.

     - Completion of transactions resulting in the combination of the businesses of the Company, TVX and Echo Bay.

     - Approval of the combination by the shareholders of the Company, TVX and Echo Bay.

     In respect of TVX and Echo Bay, certain adjustments as described more fully in 2.15 and 2.16 below, are required to achieve conformity with the accounting methods used by the Company and ultimately by the combined companies. These pro forma financial statements give effect to the above assumptions and the following adjustments:

     Transactions Giving Effect to the Business Combination and Agreements Related Thereto

2.1  TO ACCOUNT FOR THE ACQUISITION OF TVX.

                                                                                                            IN MILLIONS
                                                                                                         EXCEPT SHARE PRICE
                                                                                                            AND NUMBER OF
                                                                                                                SHARES
                                                                                                           ACQUISITION OF
                                                                                                            100% OF TVX
       Calculation of preliminary allocation of purchase price:
       Common shares of the Company to be issued to the TVX shareholders                                      93,930,887
       The average closing market price of the Company's shares over the four trading days from June
       6 through June 11, 2002                                                                         $              7.14
                                                                                                       --------------------
       Fair value of the Company's common shares issued
                                                                                                                     670.7
       Plus - fair value of TVX warrants and options to be assumed by the Company (100% vested)                        6.8
                                                                                                       --------------------
       Total purchase price                                                                                          677.5
       Plus - fair value of liabilities assumed by the Company:
         Accounts payable and accrued liabilities                                                                     29.5
         Current portion of site restoration accruals                                                                  1.1
         Long-term debt (including current portion)                                                                    2.2
         Site restoration obligations                                                                                 12.9
         Future income tax liabilities                                                                                42.6
         Other long-term liabilities                                                                                   9.5
         Minority interest and participation rights                                                                  180.0
       Less - fair value of assets acquired by the Company
         Cash                                                                                                       (115.2)
         Short-term investments                                                                                       (1.6)
         Accounts receivable                                                                                         (21.6)
         Inventories                                                                                                 (19.1)
         Mineral property, plant and equipment                                                                      (337.8)
         Restricted cash                                                                                             (11.3)
         Future income tax assets                                                                                    (13.4)
         Purchased put options                                                                                        (0.9)
         Other non-current assets                                                                                    (10.0)
                                                                                                       --------------------
       Residual purchase price allocated to non-amortizable goodwill                                   $             424.4
                                                                                                       ====================

2.2    TO ACCOUNT FOR THE ACQUISITION OF ECHO BAY.

                                                                                                            IN MILLIONS
                                                                                                         EXCEPT SHARE PRICE
                                                                                                            AND NUMBER OF
                                                                                                                SHARES
                                                                                                           ACQUISITION OF
                                                                                                          100% OF ECHO BAY
        Calculation of preliminary allocation of purchase price:
        Common shares of the Company to be issued to the Echo Bay shareholders                                93,820,424
        The average closing market price of the Company's shares over the four trading days from
        June 6 through June 11, 2002                                                                   $              7.14
                                                                                                       --------------------
        Fair value of the Company's common shares issued                                                             669.9
        Plus - fair value of Echo Bay warrants and options to be assumed by the Company (100% vested)                 22.5
        Less - the Company's previous 10.6% ownership in Echo Bay                                                    (63.8)
                                                                                                       --------------------
        Total purchase price                                                                                         628.6
        Plus - fair value of liabilities assumed by the Company:
          Accounts payable and accrued liabilities                                                                    28.6
          Current portion of site restoration accruals                                                                 2.5
          Site restoration obligations                                                                                42.4
          Commodity derivative contracts                                                                               -
          Future income tax liabilities                                                                                0.9
        Less - fair value of assets acquired by the Company
          Cash                                                                                                       (23.0)
          Short-term investments                                                                                      (6.4)
          Interest and accounts receivable                                                                            (6.5)
          Inventories                                                                                                (22.1)
          Property, plant and equipment                                                                             (169.6)
          Long-term investments                                                                                      (18.2)
          Restricted cash                                                                                            (10.1)
          Other non-current assets                                                                                    (0.2)
                                                                                                       --------------------
        Residual purchase price allocated to non-amortizable goodwill                                  $             446.9
                                                                                                       ====================

2.3 To record estimated future costs of $29.7 million associated with the combination transaction (including severance costs attributable to the departure of senior executives of TVX and Echo Bay of approximately $9.7 million, investment banking fees of approximately $9.9 million and legal, accounting, printing, mailing and other charges of approximately $10.1 million) which are included in the cost of the acquisition resulting in additional goodwill.

2.4 To account for the acquisition of Newmont's ownership interest in the TVX Newmont Americas Joint Venture for $180.0 million in cash.

2.5 To eliminate the Company's 10.6% ownership interest in Echo Bay at a recorded value of $6.9 million.

2.6 To reduce interest income by $5.4 million for the year ended December 31, 2002 to reflect the net change in cash resources arising from the expenditure described in 2.3 and the acquisitions described in 2.4 and 2.11.

2.7 To reduce minority interest and participation rights by $7.0 million for the year ended December 31, 2002 as a consequence of the acquisition of Newmont's interest in the TVX Newmont Americas Joint Venture described in 2.4.

2.8 To increase depreciation, depletion and amortization expense by $7.5 million for the year ended December 31, 2002 as a result of the preliminary allocation of the purchase price of the acquisitions described in 2.1. 2.2 and 2.4. The revised depreciation, depletion and amortization are computed on a unit of production basis , based on the Company's accounting policies and the estimated mine lives. For proven and probable reserves of the Company, TVX and Echo Bay, see Mineral Reserves located on page 12.

2.9 To reduce mining revenue by $36.1 million (Echo Bay - $30.7, TVX - $5.4) for the year ended December 31, 2002 to reflect the elimination of deferred gains and losses on pro forma operations. The deferred gains and losses arise from derivative contracts that qualify for hedge accounting and have been realized as income over the original delivery schedule of the contracts. On fair valuing the deferred gains and losses, no value is allocated to these assets and liabilities as the cash has already been received by Echo Bay and TVX, respectively.

2.10 To reduce mining revenue, operating costs, depreciation, depletion and amortization and gain on sale of assets, by $16.6 million, $13.0 million, $4.5 million and $0.8 million, respectively, for the year ended December 31, 2002 to reflect the pro forma sale of the McCoy Cove mine to Newmont concurrent with the Combination.

2.11 To account for the repurchase by Omolon Gold Mining Company ("Omolon"), pursuant to purchase agreements with four of its Russian shareholders, of 44.17% of its outstanding common shares and the cancellation of such shares, as a result of which the Company will indirectly acquire an additional 43.4% interest in Omolon. All four of the repurchase transactions have closed by March 26, 2003 and the Company owns 98.1% of Omolon.

The fair values of the assets and liabilities of the 43.4% interest in Omolon and the preliminary allocation of the purchase consideration are shown below, as if the acquisition had occurred on December 31, 2002.

                                                                                     ACQUISITION OF
                                                                                    43.4% OF OMOLON
        Fair value of assets acquired by the Company
          Cash                                                                                  16.1
          Restricted cash                                                                       10.0
          Accounts receivable                                                                    2.9
          Inventories                                                                           12.3
          Property, plant and equipment                                                         13.8
          Other non-current assets                                                               1.9
        Less - fair value of assets acquired by the Company
          Accounts payable and accrued liabilities                                              (5.7)
          Current portion of site restoration accruals                                          (0.2)
          Long-term debt (including current portion)                                            (2.2)
          Site restoration obligations                                                          (3.2)
          Minority interest                                                                     (1.0)
                                                                                 -------------------
        Total cash consideration                                                 $              44.7
                                                                                 ===================

        Financed by:
          Cash (including cash acquired - $26.1 million)                         $              22.6
          Restricted cash                                                                       22.1
                                                                                 -------------------
        Residual purchase price allocated to non-amortizable goodwill            $              44.7
                                                                                 ===================

The Company utilized the restricted cash in Omolon to partially finance the acquisition of the Omolon shares as such cash was released on closing of the acquisition.

The following adjustments are recorded in the statements of operations for the following period to reflect the acquisition of 43.4% of Omolon as if it had occurred effective January 1, 2002.

                                                               YEAR ENDED
                                                           DECEMBER 31, 2002
                                                           -----------------

        REVENUE
          Mining revenue                                  $              57.2
          Interest and other income                                         -
                                                          -------------------

        EXPENSES
          Operating                                                      25.1
          Exploration                                                     1.1
          Depreciation, depletion and amortization                       14.4
          Interest expense on long-term liabilities                       0.2
                                                          -------------------

        INCOME BEFORE TAXES                                              16.4

        PROVISION FOR INCOME AND MINING TAXES                            (5.1)
        MINORITY INTEREST                                                (0.2)
                                                          -------------------

        NET (LOSS) INCOME FOR THE PERIOD                  $              11.1
                                                          ===================

Consistent with its accounting policies, the Company will commence accounting for its investment in Omolon on a consolidated basis for both CDN and U.S. GAAP. The Company will now appoint the entire board of directors of Omolon, the general director and all senior executive officers of Omolon. Since a shareholder owning a 1.9% interest in a Russian open joint stock company has limited rights as a minority shareholder under Russian law, neither the Magadan State Property Committee, the only remaining Russian shareholder, nor the Magadan Administration will have the ability to exert control over or have substantive participation rights in Omolon's operations in the future. As a consequence, the Company will be able to determine Omolon's strategic operating, investing and financial policies without the cooperation of the minority shareholder.

Given the political, legal and economic uncertainties that exist in Russia, the Company will continue to monitor its ability to determine Omolon's strategic operating, investing and financial policies without the cooperation of others. If the Company concludes that it no longer has the ability to exercise the requisite control over Omolon, it will cease consolidation and account for its investment in Omolon either on the equity or cost basis, depending on its level of control at that time. The risks of operating in Russia are more fully disclosed in Note 22 to the 2002 audited financial statements of the Company.

2.12 To increase depreciation, depletion and amortization expense by $4.9 million for the year ended December 31, 2002 as a result of the preliminary allocation of the purchase price of the acquisition described in 2.11. The revised depreciation, depletion and amortization is computed on a unit of production basis, based on the Company's accounting policies and the estimated mine life.

2.13 To record future tax liabilities of $22.2 million associated with the pro forma adjustments resulting from the impact of the purchase accounting of the acquisitions described in 2.1, 2.2 and 2.11 above. Future income taxes in respect of these adjustments have been recorded at the statutory rate that will be in force when the temporary differences reverse which are as follows: Ontario mining tax - 8%, Manitoba mining tax - 18%, Russia income tax - 24% and Brazil income tax - 34%. To record income tax recoveries of $0.5 million for the year ended December 31, 2002. The rates used for the pro forma condensed statement of operations are the enacted rates in each of the taxing jurisdictions as follows: Canada - 40%, USA - 35%, Chile - 17%, Russia - 24%, Brazil - 34%, Ontario mining tax - 12%, Manitoba mining tax - 18% and Nunavut mining tax - 13%. For Canada and the USA, no recognition was given to tax losses for purposes of the calculation of current period tax expense and future tax liabilities.

2.14 To reflect a reduction in the common share capital of the Company which was approved at the special meeting of shareholders held in connection with the combination. For CDN GAAP purposes, the reduction in common share capital results in a reduction in the Company's deficit of the same amount. For U.S. GAAP purposes, this reclassification is not permitted and will require an increase in common share capital and an increase in deficit of $761.4 million.

CONFORMING ADJUSTMENTS

2.15 To decrease Echo Bay operating costs by $2.3 million for the year ended December 31, 2002 to reflect the impact of expensing stripping costs as incurred, in accordance with the Company's accounting policies.

2.16 To increase TVX operating costs by $1.6 million and reduce amortization by $0.8 million for the year ended December 31, 2002 to reflect the impact of expensing stripping costs as incurred, in accordance with the Company's accounting policies.

3.   Common Shareholders' Equity and Common Shares

The components of the pro forma common shareholders' equity are:

                                                                                                     PRO FORMA   PRO FORMA
                                                        NOTES   KINROSS         TVX       ECHO BAY  ADJUSTMENTS CONSOLIDATED
                                                        ---------------------------------------------------------------------
                                                               (Note 1)      (Note 1)     (Note 1)   (Note 2)

Common share capital                                          $ 1,058.5     $  641.5      $1,042.6               $1,567.0
                                                         2.1       -             -             -       (641.5)
                                                         2.1       -             -             -        670.7
                                                         2.2       -             -             -     (1,042.6)
                                                         2.2       -             -             -        669.9
                                                      2.2, 2.5     -             -             -        (70.7)

                                                        2.14       -             -             -       (761.4)
Common share purchase warrants and options                         -             -             -          -          29.3
                                                         2.1       -             -             -          6.8
                                                         2.2       -             -             -         22.5
Contributed surplus                                               12.9          36.2           -          -          12.9
                                                         2.1       -             -             -        (36.2)
Equity component of convertible debentures                       132.3           -             -          -         132.3
Deficit                                                         (761.4)       (487.0)       (879.2)       -           -
                                                         2.1       -             -             -        487.0
                                                         2.2       -             -             -        879.2

                                                        2.14       -             -             -        761.4
Cumulative translation adjustments                               (23.4)          -           (26.7)       -         (23.4)
                                                         2.2       -             -             -         26.7
                                                             ------------- ------------ ------------ ---------- -------------
                                                                $418.9        $190.7        $136.7     $971.8    $ 1,718.1
                                                             ============= ============ ============ ========== =============


The number of pro forma common shares outstanding after giving effect to the transaction is:

Kinross                                                                                                              136.4
TVX shares converted to equivalent Kinross shares                                             43.4         2.17       93.9
Echo Bay shares converted to equivalent Kinross shares                                       541.3         0.17       93.8
Echo Bay shares adjusted pursuant to 2.6                                                     (57.1)        0.17       (9.9)
                                                                                                                -------------
                                                                                                                     314.2
                                                                                                                =============

4.   Items Not Adjusted

     The pro forma statements do not give effect to operating efficiencies, cost savings and synergies that might result from the combination of the three companies, including potential cost savings at the corporate level and potential synergies in exploration efforts.

5.   Per Share Information

     The pro forma net loss per common share in the amount of $0.80 for the year ended December 31, 2002 has been calculated using the weighted average number of common shares of the Company outstanding during the year ended December 31, 2002 plus the additional common shares of the Company that will be issued to acquire TVX and Echo Bay. The number of additional shares was computed using the exchange ratios of 2.17 and .17, for TVX and Echo Bay respectively. The convertible debenture equity increase and dividends on convertible preferred shares of a subsidiary of the Company have been deducted in arriving at the net loss for the year attributable to common shares on the pro forma statement of operations in the determination of per share data.

                                                                                              YEAR ENDED DECEMBER 31, 2002
                                                                                               (MILLIONS OF COMMON SHARES)
                                                                                               ---------------------------
Weighted average number of common shares of the Company outstanding during the period                      119.7
Additional common shares issued to acquire TVX                                                              93.9
Additional common shares issued to acquire Echo Bay                                                         93.8
                                                                                                         -------
                                                                                                           307.4
                                                                                                         =======

6. RECONCILIATION OF UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION FROM CDN GAAP TO U.S. GAAP

     The tables below set out the material adjustments to pro forma consolidated net loss and shareholders' equity reflected in the unaudited pro forma consolidated financial information which would be required if U.S. GAAP had been applied. Under U.S. GAAP, the pro forma consolidated information only reflects the income (loss) from continuing operations, before nonrecurring charges or extraordinary items. These tables should be read in conjunction with Note 21 of the Company's audited consolidated financial statements, and with Notes 17 and 13 of TVX's and Echo Bay's audited consolidated financial statements, respectively.

                RECONCILIATION OF PRO FORMA CONSOLIDATED NET LOSS
                      (AMOUNTS IN MILLIONS OF U.S. DOLLARS)

                                                                                                YEAR ENDED
                                                                                             DECEMBER 31, 2002
                                                                                             -----------------
Pro forma net loss under CDN GAAP                                                             $    (102.9)
Adjustments for:
     Write-down of property, plant and equipment under U.S. GAAP (a)                                  9.9
     Reduction in depreciation, depletion and amortization under U.S. GAAP  (a)                      12.1
     Increase in convertible debenture interest (b)                                                  (9.2)
     Recognition of exchange gains (losses) on convertible debentures (b)                            (0.3)
     Change in market value of commodity and foreign exchange derivative contracts (c)               (0.4)
     Reclassification of realized earnings related to derivative contracts (f)                        0.4
     Income tax recovery (e)                                                                         (0.6)
     Minority interests and participation rights (d)                                                 (1.7)
     Recognition of gain on exchange for Echo Bay shares (g)                                         42.5
     Premium on flow through shares issued (h)                                                        1.1
     Loss on retirement of capital securities (i)                                                     5.5
                                                                                          -----------------------
Pro forma net loss under U. S. GAAP                                                               $ (43.6)
                                                                                          =======================

          RECONCILIATION OF PRO FORMA CONSOLIDATED SHAREHOLDERS' EQUITY
                      (AMOUNTS IN MILLIONS OF U.S. DOLLARS)

                                                                                                  AS AT
                                                                                            DECEMBER 31, 2002
                                                                                            -----------------
Pro forma shareholders' equity under CDN GAAP $1,718.1 Adjustments for:
     Write-down of property, plant and equipment under U.S. GAAP (a)                                (60.5)
     Reduction in depreciation, depletion and amortization under U.S. GAAP  (a)                      26.0
     Convertible debentures (b)                                                                    (101.3)
     Premium on flow through shares issued (h)                                                       (0.5)
     Gains on marketable securities and long term investments (g)                                    77.9
     Change in market value of commodity and foreign exchange derivative contracts (c)              (16.6)
                                                                                          -----------------------
Pro forma shareholders' equity under U. S. GAAP                                                  $1,643.1
                                                                                          =======================

(a) In connection with an impairment evaluation, certain property, plant and equipment was written down to its fair value for the year ended December 31, 2001 by TVX. The write-down was $9.9 million less under CDN GAAP than it was for U.S. GAAP. GAAP differences arise from the requirement to discount future cash flows from impaired properties under U.S. GAAP and from using proven and probable reserves only. Under CDN GAAP, future cash flows from impaired properties are not discounted and reserves are calculated to include current proven and probable reserves plus mineral resources expected to be converted to proven and probable reserves. The reduction to the net loss of $9.9 million in 2002 relates to that amount written down by TVX in 2001 under U.S. GAAP subsequently written off in 2002 for CDN GAAP. The decrease to shareholders equity of $60.5 million arises from applying the U.S. GAAP approach to writedowns recognized by the Company.

     Under U.S. GAAP, depreciation, depletion and amortization would be reduced accordingly, as capitalized costs are amortized over proven and probable reserves only. The adjustment to the net loss comprises $8.1 million and $4.0 million in the year ended December 31, 2002 for the Company and TVX respectively. The adjustment of $26.0 million to shareholders' equity represents the cumulative difference created by applying this policy to the Company's property, plant and equipment at December 31, 2002.

(b) Under CDN GAAP, convertible debentures are accounted for in accordance with their substance and, as such, are presented in the financial statements in accordance with their liability and equity component parts. Under U.S. GAAP, the entire principal amount of convertible debentures is treated as debt with interest expense based on the coupon rate of 5.5%. Adjustment to net loss to account for the interest expense amounted to $9.2 million of which $4.5 million and $4.7 million relates to the Company and Echo Bay, respectively for the year ended December 31, 2002.

     In addition, under CDN GAAP (prior to January 1, 2002), the unrealized foreign exchange gains and losses on the Canadian dollar denominated debentures are deferred and amortized over the term of the debentures. Effective January 1, 2002, CDN GAAP no longer permits the deferral of unrealized foreign exchange gains and losses on the debt component of the debentures. Under U.S. GAAP, these gains and losses are recognized in income along with exchange gains and losses related to the portion of the convertible debentures included in equity under CDN GAAP. Adjustments to the net loss to recognize the unrealized exchange gains and losses amounts in the Company are ($0.3) million for the year ended December 31, 2002.

     The adjustment of $101.3 million to the shareholders' equity relates to the Company.

(c) On January 1, 2001, FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), and the corresponding amendments under FASB Statement No. 138 ("SFAS 138") were adopted for purposes of U.S. GAAP. SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. SFAS 138 amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into other income when the hedged item affects other income. Changes in fair value of the derivative instruments used as economic instruments and ineffective portions of hedges are recognized in other income in the period incurred.

     Under CDN GAAP, unrealized gains, losses, revenues and expenses associated with derivative financial instruments designated as hedges of anticipated transactions are accounted for off balance sheet until recorded in income as an adjustment to the underlying hedged item and realized gains and losses on derivative financial instruments hedging anticipated transactions are deferred and recognized in income when the underlying hedged item is recorded. Option premiums for purchased options in hedging relationships are deferred and recognized in income as an adjustment to the underlying hedged item. Derivatives that are not designated in a hedging relationship are carried at fair value, consistent with U.S. GAAP requirements. U.S. GAAP differences relate primarily to the recognition of the balance sheet fair value of derivatives in hedging relationships and the associated other comprehensive income and ineffectiveness amounts for those same derivatives.

     The increase to the net loss of $0.4 million is comprised of an increase in fair value of derivative financial instruments in designated hedging relationships of $2.0 million in respect of the Company and $0.8 million in respect of Echo Bay and a decrease in fair value of $3.2 million for TVX for the year ended December 31, 2002.

     At December 31, 2002, $23.6 million of other comprehensive loss would have been recognized and $4.5 million of deferred revenue would have been reclassified as other comprehensive income ($2.8 million) and as a decrease to the deficit ($2.7 million) under U.S. GAAP in respect of the Company derivative financial instruments.

(d) The effect of adjustments on minority interests and participation rights made to TVX's financial statements to comply with U.S. GAAP.

(e) To account for the tax impact of adjustments made by TVX to comply with U.S. GAAP. Effective January 1, 2000, the liability method of accounting for income taxes was adopted for CDN GAAP.

(f) In accordance with CDN GAAP, certain long-term foreign exchange contracts are considered to be hedges of the cost of goods to be purchased in foreign currencies in future periods. Gains and losses related to changes in market values of such contracts are recognized as a component of the cost of goods when the related hedged purchases occur. Under U.S. GAAP, foreign exchange contracts would be carried at market value and changes included in current earnings.

     The reduction in net loss of $0.4 million relates to Echo Bay for the year ended December 31,2002.

(g) Under CDN GAAP, unrealized gains and losses on long-term investments and marketable securities are not recorded. Under U.S. GAAP, unrealized gains on long-term investments that are classified as available for sale of $35.4 million and marketable securities of $0.3 million respectively at December 31, 2002, are included as a component of comprehensive income (loss) in the current period. These adjustments represent the cumulative adjustment required to comply with U.S. GAAP and relates to the Company.

     Under CDN GAAP, the cost of the Echo Bay common shares acquired on the exchange is recorded at the values of the securities given up. Since the fair value of the capital securities given up approximated their carrying value, no gain was recorded under CDN GAAP. Under U.S. GAAP they are recorded at their fair value at the time of the exchange. As a result, a gain of $42.5 million was recorded under U.S. GAAP.

(h) Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares using the deferral method in accordance with CDN GAAP. At the time of issue the funds received are recorded as share capital. For U.S. GAAP purposes the premium paid in excess of the market. value is credited to other liabilities and included in income over the period in which the Company incurs the qualified expenditures. The adjustment made to income accordingly to comply with U.S. GAAP amounts to $1.1 million for the year ended December 31, 2002 and relates to the Company.

     Also, notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash or cash equivalents under U.S. GAAP.

     As at December 31, 2002 unexpended flow-through funds were $nil.

(i) In accordance with CDN GAAP, the loss on the retirement of capital securities of Echo Bay was recorded proportionately between interest expense and deficit based on the debt and equity classifications of the capital securities. Under U.S. GAAP, the entire net loss of $136.9 million relating to Echo Bay would be recorded as an extraordinary expense item in 2002.

     As this item would be treated as an extraordinary item under U.S. GAAP, it has been excluded from the determination of the pro forma net loss under U.S. GAAP in accordance with Rule 11-02 (a) of Regulation S - X which requires that extraordinary items be excluded from pro forma financial information.

                                   Appendix B

[LOGO] PRICEWATERHOUSECOOPERS

AUDITORS' REPORT

TO THE SHAREHOLDER OF                             PRICEWATERHOUSECOOPERS LLP
TVX GOLD INC.                                     CHARTERED ACCOUNTANTS
                                                  PO Box 82
                                                  Royal Trust Tower Suite 3000
                                                  Toronto Dominion Centre
                                                  Toronto Ontario
                                                  Canada M5K 1G8
                                                  Telephone + 1 416 863 1133
                                                  Facsimile + 1 416 365 8215


We have audited the consolidated balance sheets of TVX Gold Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of TVX Gold Inc. as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.


CHARTERED ACCOUNTANTS

Toronto, Ontario
April 16, 2003, except for Note 19(c) which is as of April 28, 2003 and Note 19(b) which is as of May 5, 2003



(C) 2003 PricewaterhouseCoopers LLP, Canada. "PricewaterhouseCoopers" refers to PricewaterhouseCoopers LLP, Canada, an Ontario Limited liability partnership, or, as the context requires, the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.


                                                      TVX GOLD INC.

                                               CONSOLIDATED BALANCE SHEETS
                                             AS AT DECEMBER 31, 2002 AND 2001
                                           (thousands of United States dollars)

                                                                                               2002               2001
                                                                                                 $                  $
                                                                                            ----------         ----------
                                                          ASSETS
Current assets
Cash and cash equivalents..................................................................   115,212             16,568
Short-term investments.....................................................................     1,531             28,740
Accounts receivable........................................................................    21,576             25,739
Inventories (note 3).......................................................................    16,439             24,299
                                                                                            ----------         ----------
                                                                                              154,758             95,346
MINING PROPERTY, PLANT AND EQUIPMENT (note 4)..............................................   201,830            237,262
RESTRICTED CASH AND CASH EQUIVALENTS (notes 7(d), 11(f) and 16(c)).........................     9,123             16,615
EXPORT PREPAYMENT CONTRACTS (note 5).......................................................        --             66,983
DEFERRED CHARGES (note 11(d))..............................................................     6,579                182
DEFERRED INCOME TAXES (note 12(d)).........................................................    13,398             12,473
OTHER ASSETS (note 6)......................................................................    12,262             29,434
                                                                                            ----------         ----------
                                                                                              397,950            458,295
                                                                                            ==========         ==========
                                                       LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities (notes 5 and 8(b)) ...............................    30,354             28,266
Current portion of long-term debt (note 7).................................................     1,500             15,401
Current portion of deferred revenue (note 11(d)) ..........................................     6,397              5,332
                                                                                            ----------         ----------
                                                                                                38,25             48,999
LONG-TERM DEBT (note 7)....................................................................        --             58,832
OTHER LIABILITIES (note 8).................................................................    24,423             22,943
DEFERRED INCOME TAXES (note 12(d)).........................................................    20,395             20,948
                                                                                            ----------         ----------
                                                                                               83,069            151,722

MINORITY INTERESTS AND PARTICIPATION RIGHTS................................................    24,157            132,088
                                                                                            ----------         ----------
                                                                                              207,226            283,810
                                                                                            ----------         ----------
SHAREHOLDERS' EQUITY
CAPITAL STOCK (note 9).....................................................................   641,516            594,661
CONTRIBUTED SURPLUS (note 9(d))............................................................    36,255             36,255
DEFICIT....................................................................................  (487,047)          (456,431)
                                                                                            ----------         ----------
                                                                                              190,724            174,485
                                                                                            ----------         ----------
                                                                                              397,950            458,295
                                                                                            ==========         ==========
COMMITMENTS AND CONTINGENCIES (notes 7(d) and 16)



                 THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.



On behalf of the Board:                          "Brian W. Penny"                 "Scott A. Caldwell"

                                                     Director                           Director

                                                                                                                      B-2

                                                    TVX GOLD INC.

                                        CONSOLIDATED STATEMENTS OF OPERATIONS
                                FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (thousands of United States dollars except for per share amounts)

                                                                                    2002        2001        2000
                                                                                  --------     --------   ---------
                                                                                     $            $           $
REVENUE..........................................................................  184,757      158,340    170,030
                                                                                  --------     --------   ---------
MINE OPERATING COSTS
Cost of sales....................................................................  121,310      108,148    106,804
Depletion and depreciation.......................................................   34,149       40,243     38,000
                                                                                  --------     --------   ---------
                                                                                   155,459      148,391    144,804
                                                                                  --------     --------   ---------
EARNINGS FROM OPERATIONS BEFORE THE UNDERNOTED...................................   29,298        9,949     25,226
OTHER EXPENSES (INCOME)
Mining property, plant and equipment write-downs (note 4)........................    4,071       21,000         --
Non-operating asset write-downs (note 4).........................................   15,000      223,513         --
Other asset write-downs (notes 3 and 6)..........................................   12,903           --         --
Corporate administration.........................................................    6,297        8,123      6,597
Interest expense.................................................................      555        3,769      3,447
Exploration......................................................................    3,660        3,380      5,497
Transaction costs................................................................    3,217           --         --
Foreign exchange loss............................................................    7,345        3,293      2,015
Interest income..................................................................   (4,273)      (5,650)    (9,503)
Other, net.......................................................................   (3,118)      (3,883)     5,420
                                                                                  --------     --------   ---------
                                                                                    45,657      253,545     13,473
                                                                                  --------     --------   ---------
EARNINGS (LOSS) BEFORE THE UNDERNOTED............................................  (16,359)    (243,596)    11,753
INCOME TAX (RECOVERY) EXPENSE (note 12)..........................................    7,279       (5,634)      (179)
MINORITY INTERESTS AND PARTICIPATION RIGHTS .....................................    6,978      (10,034)      (496)
                                                                                  --------     --------   ---------
NET EARNINGS (LOSS) FOR THE YEAR.................................................  (30,616)    (227,928)    12,428
                                                                                  ========     ========   =========
EARNINGS (LOSS) PER SHARE (notes 2(c) and 9(c))..................................    (0.75)      (10.58)      0.03


                 The accompanying notes form an integral part of these consolidated financial statements.

                                                                                                                 B-3

                                                    TVX GOLD INC.

                                         CONSOLIDATED STATEMENTS OF DEFICIT
                                FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                                        (thousands of United States dollars)

                                                                                    2002         2001         2000
                                                                                 ---------    ---------    ---------
                                                                                      $            $            $
DEFICIT, BEGINNING OF YEAR-- as originally reported............................   (456,431)    (221,837)    (219,838)
Change in accounting for income taxes (note 2(d))..............................         --           --       (2,102)
                                                                                 ---------    ---------    ---------
DEFICIT, BEGINNING OF YEAR-- restated .........................................   (456,431)    (221,837)    (221,940)
NET EARNINGS (LOSS) FOR THE YEAR...............................................    (30,616)    (227,928)      12,428
Accretion of convertible notes (note 14).......................................         --       (6,666)     (12,325)
                                                                                 ---------    ---------    ---------
DEFICIT, END OF YEAR...........................................................   (487,047)    (456,431)    (221,837)
                                                                                 =========    =========    =========


                 THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                                                                                                 B-4

                                                    TVX GOLD INC.

                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                                        (thousands of United States dollars)

                                                                                  2002        2001         2000
                                                                                --------    --------     --------
                                                                                    $           $            $
OPERATING ACTIVITIES
Net earnings (loss) for the year................................................ (30,616)   (227,928)      12,428
Non-cash items:
  Depletion and depreciation....................................................  34,149      40,243       38,000
  Gain on sale of other assets..................................................  (1,675)         --           --
  Deferred income taxes.........................................................  (1,469)    (10,919)      (4,022)
  Mining property, plant and equipment write-downs..............................   4,071      21,000           --
  Non-operating asset write-downs...............................................  15,000     223,513           --
  Other asset write-downs.......................................................  12,903          --           --
  Minority interests and participation rights...................................   6,978     (10,034)        (496)
  Change in reclamation provision...............................................      --      (2,771)          --
  Other.........................................................................   3,218       1,006          326
  Deferred revenue..............................................................  (5,332)     (4,608)     (11,020)
  Net proceeds from hedge book restructuring (note 11(e)).......................      --      16,801           --
                                                                                --------    --------     --------
                                                                                  37,227      46,303       35,216
Changes in non-cash working capital (note 17(e))................................   7,179        (520)      (2,659)
                                                                                --------    --------     --------
Cash provided by operating activities...........................................  44,406      45,783       32,557
                                                                                --------    --------     --------

INVESTING ACTIVITIES
Mining property, plant and equipment............................................ (15,166)    (25,552)    (48,746)
Payment of receivable from High River Gold Mines Ltd (note 6)...................   3,319       3,014        1,541
Purchases of short-term investments............................................. (30,279)    (51,931)    (130,562)
Sales and maturities of short-term investments..................................  57,488      81,152      136,612
Export prepayment contracts (note 5)............................................      --     (24,500)     (42,483)
Proceeds from sale of other assets..............................................   4,495          --           --
Decrease (increase) in restricted cash and cash equivalents.....................   7,492       1,255       (9,770)
Other...........................................................................     693      (1,495)      (2,569)
                                                                                --------    --------     --------
Cash (used for) provided by investing activities................................  28,042     (18,057)     (95,977)
                                                                                --------    --------     --------

FINANCING ACTIVITIES
Long-term debt borrowings.......................................................      --      26,944       45,133
Long-term debt repayments.......................................................  (5,750)    (26,470)     (25,622)
Debenture payable (note 13).....................................................     .--     (26,855)      26,855
Minority interest dividends......................................................(14,909)    (22,666)     (15,963)
Gold linked convertible notes...................................................      --      (9,173)     (10,501)
Contributed surplus.............................................................      --      (1,595)          --
Common shares...................................................................  46,855        (639)        (626)
                                                                                --------    --------     --------
Cash (used for) provided by financing activities................................  26,196     (60,454)      19,276
                                                                                --------    --------     --------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS................................  98,644     (32,728)     (44,144)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR....................................  16,568      49,296       93,440
                                                                                --------    --------     --------
CASH AND CASH EQUIVALENTS, END OF YEAR.......................................... 115,212      16,568       49,296
                                                                                ========    ========     ========


              THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                                                                                                 B-5

                                  TVX GOLD INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               Dollar amounts in thousands of U.S. dollars, except
            amounts per share and per ounce or unless otherwise noted

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada which, in the Company's case, conform with accounting principles generally accepted in the United States ("US"), except as disclosed in note 17. The significant accounting policies followed by the Company and its incorporated and unincorporated joint ventures are summarized as follows:

A)   BASIS OF CONSOLIDATION

     These consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in incorporated and unincorporated joint ventures are accounted for by the proportionate consolidation method as substantially all of the Company's business is conducted through joint ventures.

B)   USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to the physical and economic lives and the recoverability of mining assets, mineral reserves, site restoration and related obligations, commodity contracts and financial instruments and income taxes. Actual results could differ from those estimates.

C)   TRANSLATION OF FOREIGN CURRENCIES

     The accounts of the Canadian operations and operations in foreign countries have been translated using the temporal method for foreign integrated operations. The functional currency of the Company is US dollars, as the Company considers the US dollar to be the principal currency of its operations. Under the temporal method, monetary assets and liabilities have been translated at the end of year exchange rates. Non-monetary assets, which primarily comprise mining property, plant and equipment, have been translated using historic rates of exchange. Revenues and expenses have been translated at the average rates of exchange during the years, except for depletion and depreciation, which have been translated at the same rates as the related assets. Foreign exchange gains and losses on translation are included in the determination of earnings.

D)   COMMODITY CONTRACTS AND FINANCIAL INSTRUMENTS

     In the normal course of business, the Company uses agreements with financial institutions, principally derivatives, to hedge its exposure to fluctuations in metal prices, foreign exchange rates and interest rates. The intent is to protect the Company against downside price risk on future metal sales and cash flow risk on interest rates and foreign exchange.

     The Company mitigates the counterparty credit risk exposure arising from these agreements by transacting with what it believes are financially sound institutions. Some derivative instruments entered into by the Company are subject to margin requirements, beyond varying threshold limits, in the event that values of the hedged instruments significantly change.

     Commodity derivative hedging transactions include forward sales and options contracts. Realized gains and losses, as well as premiums, are recognized in revenue as the designated production is delivered. If contracts are amended or closed out before the planned delivery of the designated production, recognition of any gains or losses is deferred until their original designation period. Commodity commitments not designated as hedges are marked to market and the resultant gains or losses are recorded in earnings in the period.

     The Company has periodically entered into lease rate swap agreements in conjunction with commodity contracts. Obligations under lease rate swap agreements, entered into expressly to finance options purchased, are marked to market at the balance sheet date and the resulting gains or losses are deferred until the related production is delivered.

     The Company has periodically entered into foreign exchange contracts to hedge the effect of exchange rates on a portion of its future currency requirements. Gains and losses are recognized and reported as a component of the related transactions.

     The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, restricted cash, export prepayment contracts, accounts payable and accrued liabilities and current and long-term debt approximates their fair value unless otherwise specified.

E)   REVENUE RECOGNITION

     Revenue from the sale of bullion and base metal concentrates is recognized when title passes to the purchaser.

                                  TVX GOLD INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               Dollar amounts in thousands of U.S. dollars, except
            amounts per share and per ounce or unless otherwise noted

F)   INVENTORIES

     Gold and silver bullion inventories, dore, base metal concentrates, work-in-process and ore stockpiles are carried at the lower of average production cost and net realizable value. Materials and supplies inventories are stated at the lower of cost and replacement value.

G)   MINING PROPERTY, PLANT AND EQUIPMENT

     Mining property, plant and equipment is recorded at cost including costs associated with acquisition and further development, including costs incurred to access ore, of mining properties. Mine development costs include costs incurred to expand reserves in existing ore bodies at development properties or operating mines. Depletable assets are amortized over the life of the mine on a unit-of-production basis. The current estimated gold mine lives range from 4 to 17 years with the average being 8 years. Depreciable assets are also amortized over the life of the mine on a unit-of-production basis except where the useful life of a depreciable asset is less than the life of the mine, in which case depreciation is recorded on a straight-line basis over its useful life. Amortization on a unit-of-production basis is calculated using only proven and probable reserves.

     The Company carries out an impairment evaluation when conditions or events occur suggesting that an asset has been impaired. Mining assets are evaluated by comparing the undiscounted future net cash flows against their current carrying value. When the cash flows demonstrate an impairment, the Company will write down its value. Operational considerations include projected operating cost structures, future capital requirements, including mine closure costs, and estimates of mine life based on known reserves. Metal prices utilized for the 2002 evaluation were $300 per ounce (2001 -- $300; 2000 -- $300) for gold and $4.75 per ounce (2001 -- $4.50; 2000 --
     $5.50) for silver. Lead prices utilized for the 2001 and 2000 evaluations were $475 per tonne and $550 per tonne respectively and zinc prices utilized for the 2001 and 2000 evaluations were $775 per tonne and $1,200 per tonne, respectively. No lead or zinc prices were required for the 2002 evaluations.

H)   EXPLORATION

     Exploration expenditures, excluding property acquisition costs, are charged to earnings as incurred. When it has been established that a mining property has development potential, further costs incurred prior to the start of mining operations, are recorded as deferred development costs and amortized in accordance with the policies described under note 1(g). The development potential of mining properties is established by the existence of proven and probable reserves, reasonable assurance that the property can be permitted as an operating mine and evidence that there are no metallurgical or other impediments to the production of saleable metals.

I)   RECLAMATION COSTS

     Expenditures relating to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefit. Estimated future reclamation costs, including site restoration, where reasonably determinable are charged against earnings over the estimated useful life of the mine based on proven and probable reserves. These estimates are based on current standards or higher. These standards are subject to future legislative changes which will be reflected in the estimates when passed.

J)   FINANCING COSTS

     Debt issue costs are deferred and amortized over the term of the debt. Interest and debt issue costs, whether incurred directly or indirectly, are capitalized when they arise from indebtedness incurred to finance development activities on mining properties and are amortized to earnings when production commences.

K)   CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include short-term money market instruments which, on acquisition, have a term to maturity of three months or less. Short-term investments represent short-term money market instruments with maturities, on acquisition, greater than three months and less than one year.

L)   STOCK-BASED COMPENSATION PLAN (NOTE 2(A))

     The Company has a stock-based compensation plan which is described in note
     10. No compensation expense is recognized under the plan when stock or stock options are issued under the plan to directors, officers and employees. The fair value of options issued to consultants is recognized as an expense at the date of issue. Consideration received on exercise of stock options is credited to share capital.

2.   CHANGES IN ACCOUNTING POLICIES

a) Effective January 1, 2002, the Company adopted a new accounting standard issued by the Canadian Institute of Chartered Accountants ("CICA") relating to stock-based compensation and other stock-based payments. This new standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees, or, alternatively, the disclosure of pro forma net earnings and net earnings per share data as if stock-based compensation had been recognized in earnings. The Company has elected to disclose pro forma net earnings and earnings per share data for options granted after January 1, 2002. Therefore, there is no effect of adopting this standard on the Company's results of operations and financial position.

b) Effective January 1, 2002, the Company adopted retroactively a new CICA accounting standard in respect of foreign currency translation that eliminates the deferral and amortization of currency translation adjustments related to long-term monetary items with a fixed and ascertainable life. There is no impact on the Company's results of operations and financial position as a result of adoption of this new standard.

c) Effective January 1, 2001, the Company adopted, retroactively, a new accounting standard issued by the CICA relating to earnings per share.

                                  TVX GOLD INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               Dollar amounts in thousands of U.S. dollars, except
            amounts per share and per ounce or unless otherwise noted

     This standard modifies the method of calculating fully diluted earnings per share. Diluted earnings per share was unchanged as a result of adopting the new standard.

d) In December 1997, the CICA issued Handbook section 3465, Income Taxes, which was effective January 1, 2000. The standard required a change from the deferral method of accounting to the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

     The deficit as at January 1, 2000 was increased by $2,102 and earnings for the year ended December 31, 2000 increased by $3,232 as a result of this change.

3.   INVENTORIES

                                                               DECEMBER 31,
                                                             ----------------
                                                               2002     2001
                                                             -------  -------
                                                                 $        $
    Bullion and dore........................................   3,345    3,294
    Base metal concentrates (a).............................      --    4,199
    Work-in-process.........................................   2,461    2,257
    Ore stockpiles-- precious metals........................   1,649    2,693
    Materials and supplies (a)..............................   8,984   11,856
                                                             -------  -------
                                                              16,439   24,299
                                                             =======  =======

     a) Base metal concentrates of $2,299 and warehouse inventory of $2,119, relating to the Stratoni mine, were written off at December 31, 2002.

4.   MINING PROPERTY, PLANT AND EQUIPMENT

                                                                DECEMBER 31,
                                                            ------------------
                                                              2002      2001
                                                            --------  --------
                                                                 $         $
    Producing properties
      Mining property and deferred development.............  336,465   339,214
      Accumulated depletion................................ (240,226) (226,528)
                                                            --------  --------
                                                              96,239   112,686
                                                            --------  --------
      Mine plant and equipment.............................  271,323   265,562
      Accumulated depreciation............................. (167,837) (158,965)
                                                            --------  --------
                                                             103,486   106,597
                                                            --------  --------
      Equipment under capital lease........................    4,943     4,943
      Accumulated depreciation.............................   (2,838)   (1,964)
                                                            --------  --------
                                                               2,105     2,979
                                                            --------  --------
                                                             201,830   222,262
                                                            --------  --------
    Development properties
      Greek development projects...........................       --    15,000
                                                            --------  --------
    Total mining property, plant and equipment.............  201,830   237,262
                                                            ========  ========

    The Company wrote down the carrying value of certain assets as follows:

                                                                                          FOR THE YEARS ENDED
                                                                                              DECEMBER 31,
                                                                              ---------------------------------------------
                                                                                   2002             2001           2000
                                                                                   ----             ----           ----
    Reduction in carrying value of La Coipa Mine............................        --             13,000             --
    Reduction in carrying value of New Britannia Mine.......................        --              8,000             --
    Write-off of carrying value of Stratoni Mine ...........................     4,071                 --             --
                                                                               -------           --------          -----
    Mining property, plant and equipment write-downs........................     4,071             21,000             --
                                                                               =======           ========          =====

    Write-off of and reduction in carrying value of Skouries development
    project ................................................................    15,000             25,000             --
    Write-off of carrying value of Olympias development project (note 16(b)).       --            198,513             --
                                                                               -------           --------          -----
    Non-operating asset write-downs..........................................   15,000            223,513             --
                                                                               =======           ========          =====

     Interest capitalized to the Greek development projects during 2002 is $nil (2001 -- $671; 2000 -- $1,996).

5.   EXPORT PREPAYMENT CONTRACTS

     A Brazilian Central Bank program enables exporters to borrow US dollars which are then immediately reinvested at rates in excess of those on the loans.

     The Company's Brasilia joint venture participates in this program and entered into contracts during 2000 and 2001 that were immediately assigned to a Brazilian bank holding the amounts put on deposit. The

                                  TVX GOLD INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               Dollar amounts in thousands of U.S. dollars, except
            amounts per share and per ounce or unless otherwise noted

     amounts on deposit were referred to as export prepayment contracts on the balance sheet. The joint venture received a premium instead of a higher interest rate on the amounts on deposit. Under the terms of the related contracts, the bank would make all repayments of principal and interest on the export loans as they become due.

     The joint venture received a premium of $1,866 in 2001 and $1,782 in 2000. The premiums are included in accounts payable and recognized over the term of the corresponding commitment to conduct export activities. The premiums included in accounts payable total $1,817 as at December 31, 2002 (2001 -- $2,540).

     During 2002, under an Amended and Restated Debt Assumption Agreement, long-term debt in an amount of $66,983 was legally extinguished. Consequently, the debt and the related export prepayment contract balances were removed from the consolidated balance sheet in a non-cash transaction (note 7).

6.   OTHER ASSETS

                                                                 DECEMBER 31,
                                                              -----------------
                                                                2002      2001
                                                              -------   -------
                                                                  $         $
    Receivable from High River Gold Mines Ltd.(a).............  9,790    14,867
    Pyrite concentrates (b)...................................     --     8,485
    Other.....................................................  2,472     6,082
                                                              -------   -------
                                                               12,262    29,434
                                                              =======   =======

     a) The receivable from High River Gold Mines Ltd., a joint venture partner in the New Britannia Mine, bears interest at prime plus 0.625% and is repayable from their share of cash flow from the New Britannia Mine.

     b)   Pyrite concentrates were written off at December 31, 2002.

7.   LONG-TERM DEBT

                                                                DECEMBER 31,
                                                            -------------------
                                                              2002       2001
                                                            --------   --------
                                                                $          $
     Crixas export loans (a)................................  1,500      7,250
     Brasilia export loans (b)..............................     --     66,983
                                                            --------   --------
     Total debt.............................................  1,500     74,233
     Less: Current portion.................................. (1,500)   (15,401)
                                                            --------   --------
     Long-term debt.........................................     --     58,832
                                                            ========   ========

     a) The Crixas mine received advances against future export commitments. These loans are denominated in US dollars and bear interest at a rate of 2.7%.

     b) The Brasilia loan balance had corresponding deposits to match all maturities which were included in export prepayment contracts in 2001. During 2002, under an Amended and Restated Debt Assumption Agreement, long-term debt in an amount of $66,983 was legally extinguished (note
          5).

     c) The Company has an unutilized $2.0 million revolving line of credit with Normandy Finance Limited. Amounts drawn on this facility are subject to interest at LIBOR plus 2.35% and are collateralized. This revolving line of credit was terminated in 2003.

     d) Letters of credit have been issued against reclamation costs at the Mineral Hill mine which was closed in 1996. Cash in an amount of $8.6 million is pledged against these letters of credit at December 31, 2002 (2001 -- $8.6 million).

          An additional $0.9 million of letters of credit have been issued relating to the Musselwhite mine (2001 -- $0.9 million).

          See also note 16(c) regarding Hellenic Gold commitments.

     e)   Interest paid during 2002 amounted to $555 (2001 -- $13,615; 2000 --
          $18,170).

8.   OTHER LIABILITIES

                                                                 DECEMBER 31,
                                                              -----------------
                                                                2002      2001
                                                              -------   -------
                                                                  $         $
    Closure provisions-- operating properties (a)...........   23,554    19,742
    Closure provisions-- non-operating properties (b).......       --     1,000
    Capital lease (c).......................................      826     1,901
    Other...................................................       43       300
                                                              -------   -------
                                                               24,423    22,943
                                                              =======   =======

     a) Included in closure provisions-- operating properties is $9,466 (2001-- $6,960) relating to the Stratoni mine.

                                  TVX GOLD INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               Dollar amounts in thousands of U.S. dollars, except
            amounts per share and per ounce or unless otherwise noted

     b) An additional $2.1 million (2001 -- $2.9 million) of accrued reclamation costs, relating to the current portion of the reclamation accrual for the Mineral Hill mine, are included in accounts payable at December 31, 2002.

     c) The total remaining capital lease obligation of $1,896 bears interest at 90 day LIBOR plus 1.5%. Future minimum lease payments are as follows:

                                                                       $
                                                                    -------
     2003.........................................................   1,131
     2004.........................................................     848
                                                                    -------
                                                                     1,979
     Less: Interest...............................................     (83)
                                                                    -------
                                                                     1,896
     Less Current portion.........................................  (1,070)
                                                                    -------
                                                                       826
                                                                    =======

9.   CAPITAL STOCK

     a)   Authorized

          Unlimited number of common shares without par value.

     b)   Issued

          The Company's issued and outstanding common shares are as follows:

                                                                NUMBER OF
                                                                  SHARES          $
                                                               -----------    ---------
     Outstanding as at December 31, 1999......................   3,592,322     385,052
     Shares repurchased and cancelled.........................     (20,080)     (2,152)
     Fractional shares redeemed...............................          (7)         --
                                                               -----------    ---------
     Outstanding as at December 31, 2000......................   3,572,235     382,900
     Shares issued on conversion of the Notes (note 14).......  32,150,118     211,761
                                                               -----------    ---------
     Outstanding as at December 31, 2001......................  35,722,353     594,661
     Shares issued for cash ..................................   7,422,655      46,855
                                                               -----------    ---------
     Outstanding as at December 31, 2002......................  43,145,008     641,516
                                                               ===========    =========

          Under a special resolution of the shareholders of the Company on June 27, 2000, the shareholders authorized the consolidation of share capital on a five for one basis. Effective June 30, 2002, the Company further consolidated its common shares on a ten for one basis. All share capital, share and option data in the consolidated financial statements have been retroactively restated to reflect the share consolidations.

     c) The earnings (loss) per share has been calculated using the weighted average number of shares outstanding during the year of 41,031,231 shares (2001 -- 18,898,593; 2000 -- 3,581,370). For purposes of the calculation, the loss is adjusted for charges related to the Notes totaling $nil (2001 -- $6,666; 2000 -- $12,325) and the increase in contributed surplus resulting from the settlement of the Notes (note
          14). Diluted earnings (loss) per share has not been presented as it would not be dilutive. Diluted earnings (loss) per share would reflect the maximum possible dilution from the potential conversion of stock options.

                                                                  2002             2001             2000
                                                               ----------       ----------      ----------
                                                                     $               $                $
         BASIC EARNINGS (LOSS) PER SHARE
         Net earnings (loss)..................................    (30,616)        (227,928)         12,428
         Interest accretion on the Notes......................         --           (6,666)        (12,325)
         Increase from the settlement of the Notes............         --           34,729              --
                                                               ----------       ----------      ----------
         Net earnings (loss) applicable to common shares......    (30,616)        (199,865)            103
                                                               ==========       ==========      ==========
         Weighted average common shares outstanding........... 41,031,231       18,898,593       3,581,370
                                                               ==========       ==========      ==========
         Basic earnings (loss) per common share...............      (0.75)          (10.58)           0.03
                                                               ==========       ==========      ==========

     d) During 2000, under the terms of a normal course issuer bid, the Company repurchased 20,080 common shares at an average cost of CAN$46.00 per share. These transactions resulted in contributed surplus of $1,526. The restructuring of the Notes during 2001 (note
          14) resulted in additional contributed surplus of $34,729 in 2001.

     e) The Company has issued 8,000 warrants outstanding to purchase common shares at CAN$66.50 per share expiring August 11, 2003.

10.  STOCK-BASED COMPENSATION PLAN

     The Company has granted common share options to certain directors, officers, employees and consultants to attract and retain key personnel. Under the Company's 1994 Stock Option Plan, as amended, up to 3.5 million common share options for terms up to ten years at a price no lower than the market price at the time of the grant are available to certain directors, officers, employees and consultants. The total number of shares which may be purchased under any options granted to insiders of the Company under the Stock Option Plan shall be less than a majority of the total number of shares available for issuance under the Stock Option Plan.

                                  TVX GOLD INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               Dollar amounts in thousands of U.S. dollars, except
            amounts per share and per ounce or unless otherwise noted

     At the time of the grant, vesting is at the discretion of the Board of Directors. In the event of a fundamental change in the ownership and/or capital structure of the Company, all options outstanding will automatically vest and become fully exercisable and the options will continue until the end of the expiry period. All outstanding options vested upon completion of the business combination (note 19(a)). All options granted have five-year terms.

     A summary of the status of the stock option plan as at December 31, 2002, 2001 and 2000 and changes during the years ending on those dates, reflecting the share consolidations referred to in note 9(b) is as follows:

                                                             2002                  2001                 2000
                                                     --------------------  --------------------  -------------------
                                                                WEIGHTED-             WEIGHTED-            WEIGHTED-
                                                                 AVERAGE               AVERAGE              AVERAGE
                                                                EXERCISE              EXERCISE             EXERCISE
                                                       SHARES     PRICE      SHARES     PRICE     SHARES      PRICE
                                                     ---------- ---------  ---------- ---------  -------- ----------
                                                       (000S)     CAN$       (000S)     CAN$      (000S)      CAN$
    Outstanding at beginning of year...............    1,242      30.10        267     155.50        328    191.00
    Granted........................................        --        --      1,016       8.50         --        --
    Exercised......................................     (273)      8.50         --         --         --        --
    Expired........................................      (62)    163.21        (41)    204.70        (61)   346.10
                                                     -------    -------    -------    -------    -------  --------
      Outstanding at end of year...................      907      27.46      1,242      30.10        267    155.50
                                                     =======    =======    =======    =======    =======  ========
      Options exercisable at year end..............      257      75.43        546      57.20        198    175.00
                                                     =======    =======    =======    =======    =======  ========

     The following table summarizes information on stock options outstanding at December 31, 2002:

                                                              OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                                                   --------------------------------------- -----------------------
                                                                    WEIGHTED
                                                        NUMBER       AVERAGE    WEIGHTED       NUMBER     WEIGHTED
                                                    OUTSTANDING AT  REMAINING    AVERAGE   EXERCISABLE AT  AVERAGE
                                                     DECEMBER 31,  CONTRACTUAL  EXERCISE    DECEMBER 31,  EXERCISE
     RANGE OF EXERCISE PRICES CAN$                       2002      LIFE YEARS     PRICE         2002        PRICE
    -------------------------------                --------------- -----------  --------   -------------- --------
                                                        (000S)                    CAN$         (000S)       CAN$
    194.00-- 229.50..............................          20         0.17       201.30          20        201.30
    138.00-- 162.50..............................          41         0.61       162.00          41        162.00
     66.50--  99.50..............................         122         1.61        66.50         122         66.50
      8.50--  12.50..............................         724         3.70         8.50          74          8.50
                                                      -------      -------      -------     -------      --------
      8.50-- 229.50..............................         907         3.20        27.46         257         75.43
                                                      =======      =======      =======     =======      ========

11.  COMMODITY CONTRACTS AND FINANCIAL INSTRUMENTs

     The Company's consolidated precious metals hedging program and deferred revenue as at December 31, 2002 are presented below:

     a)   Gold

                                                                PUTS BOUGHT
                                                             ----------------
                                                              OUNCES    $/OZ
                                                             --------  ------
          2003.............................................   150,000    260
          2004.............................................   150,000    250
          2005.............................................   150,000    250
          2006.............................................   150,000    250
                                                              600,000    253

          The fair value of the gold put option contracts at December 31, 2002 was $845.

     b)   Silver

                                                                 CALLS SOLD
                                                           --------------------
                                                             OUNCES       $/OZ
                                                           ----------    ------
          2003                                              2,000,000     6.00
                                                           ----------
                                                            2,000,000     6.00
                                                           ==========

          The silver calls sold are not considered to be a hedge and have been marked to market at December 31, 2002.

     c) As at December 31, 2002, a joint venture of TVX had currency contracts outstanding up to May 2003 to fix the U.S. dollar amount for 14.9 million Brazilian Reals at exchange rates prevailing at the inception of the contracts. These contract rates range from 2.3568 to 3.7535. The contracts have been marked to market as at December 31, 2002 and are included in short term investments.

                                  TVX GOLD INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               Dollar amounts in thousands of U.S. dollars, except
            amounts per share and per ounce or unless otherwise noted

     d) Deferred revenue and deferred charges comprise net premiums on open calls and put options as well as realized gains and losses on hedging transactions. Deferred revenue will be recognized as the originally designated hedged production is delivered, and reflected in earnings as follows:

                                                  DEFERRED   DEFERRED     NET
                                                  REVENUE    CHARGES     TOTAL
                                                  --------   --------    -----
                                                     $          $          $
          2003...................................   9,894    (3,497)     6,397
          2004...................................   9,873    (8,073)     1,800
          2005...................................   6,416    (8,819)    (2,403)
          2006...................................   5,624    (8,793)    (3,169)
          2007...................................      --    (2,807)    (2,807)
                                                  -------   -------    -------
                                                   31,807   (31,989)      (182)
                                                  =======   =======    =======
          Current portion of deferred revenue....                       (6,397)
                                                                       -------
          Deferred charges.......................                        6,579
                                                                       =======

     e) In August 2001, the Company restructured its gold hedging program to replace 390,000 ounces of $360 put options financed by lease rate swaps with 550,000 ounces of $250 put options maturing from 2003 to 2006. The lease rate swaps were repaid. In addition, the 129,600 ounces of $280 per ounce put options previously financed by lease rate swaps were restructured to be puts. The effect of the restructuring was to reduce total debt by $17,626 and increase deferred revenue by $14,829. The total net cash cost of the restructuring was $825.

          The net gain of $3,658 resulting from the restructuring has been deferred to be recognized over the period of the originally designated production ending in 2006.

     f) Certain commodity contracts entered into by the Company require a deposit with an intermediary to cover margin calls. This amount fluctuates with spot gold and silver prices and at December 31, 2002 amounted to $523 (2001 -- $515) which is included in restricted cash.

12.  INCOME TAXES

     a) Details of income tax (recovery) expense for the years ended December 31 are as follows:

                                                    2002      2001      2000
                                                  -------    -------   -------
                                                      $         $         $
        Income taxes
          Current
            Foreign.............................    8,416      4,863     3,680
            Canada..............................      332        422       163
                                                  -------    -------   -------
                                                    8,748      5,285     3,843
                                                  -------    -------   -------
          Deferred
            Foreign.............................     (545)    (7,559)   (3,282)
            Canada..............................     (924)    (3,360)     (740)
                                                  -------    -------   -------
                                                   (1,469)   (10,919)   (4,022)
                                                  -------    -------   -------
                                                    7,279     (5,634)     (179)
                                                  =======    =======   =======

          Income taxes paid during 2002 amounted to $8,748 (2001 -- $5,285; 2000 -- $3,843).

     b) The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings for the years ended December 31 is as follows:

                                                                                 2002     2001     2000
                                                                                ------   ------   ------
                                                                                   %        %        %
          Combined Canadian federal and provincial statutory income tax rate...   38.6     41.7     44.0
          Impact of change in future tax rates.................................    3.0     (1.0)     2.5
          Non-temporary differences............................................   (4.5)     0.4      3.3
          Tax rates of other jurisdictions.....................................    1.3     (0.5)      --
          Unrecorded (realized) benefit of tax losses..........................  (82.9)   (38.3)   (51.3)
                                                                                 -----    -----    -----
            Effective tax rate.................................................  (44.5)     2.3     (1.5)
                                                                                 =====    =====    =====

          The combined Canadian federal and provincial statutory income tax rate includes the weighted average of Canadian provincial income tax rates, including surtaxes.

          Cumulative withholding taxes of $8,559 (2001 -- $8,559) have been provided on unremitted foreign earnings.

                                  TVX GOLD INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               Dollar amounts in thousands of U.S. dollars, except
            amounts per share and per ounce or unless otherwise noted

     c) The Company has unutilized tax deductions in Canada totaling approximately $22,300 (2001 -- $26,700) which are available to be applied against future taxable income. There has been no recognition in the financial statements for these tax deductions. Of this amount, $10,100 will expire in 2008, $3,700 will expire in 2009 and the remainder is not subject to expiry.

     d) Deferred income taxes are provided as a result of temporary differences that arise due to differences between the tax values and carrying amount of assets and liabilities. The sources of temporary differences and the related tax amounts are as follows:

                                                              DECEMBER 31,
                                                          -------------------
                                                            2002       2001
                                                          -------     -------
      ASSETS                                                   $          $

      Depletion and amortization.........................   2,978         307
      Deferred mining costs..............................  14,687      16,680
      Reclamation .......................................     467         344
      Net operating losses...............................  17,153      22,055
      Other..............................................   6,003       6,179
                                                          -------     -------
      Gross future tax assets............................  41,288      45,565
      Valuation allowance................................ (27,890)    (33,092)
                                                          -------     -------
      Net future tax assets..............................  13,398      12,473
                                                          =======     =======

      LIABILITIES

      Depletion and amortization.........................  (2,698)     (3,962)
      Deferred mining costs ............................. (11,685)    (11,962)
      Other, including accrued withholding taxes.........  (6,012)     (5,024)
                                                          -------     -------
      Future tax liabilities............................. (20,395)    (20,948)
                                                          =======     =======

13.  DEBENTURE PAYABLE

     A Brazilian subsidiary of the Company issued a short-term debenture in December 2000 in the amount of $26,855. The debenture bore interest at 7.88% and was repaid on June 25, 2001.

14.  GOLD LINKED CONVERTIBLE NOTES

     On March 14, 1997, the Company issued $250 million of subordinated unsecured convertible notes ("Notes"). The Notes bore interest at 5% per annum which was payable semi-annually. The original maturity date of the Notes was March 28, 2002.

     On July 10, 2001, the Company completed the conversion of the Notes into 32,150,118 common shares of the Company. The effect of the conversion was to increase capital stock by $211,761, increase contributed surplus by $34,729, reduce the current portion of long-term debt by $8,403, reduce deferred charges by $2,539 and reduce the equity component of gold linked convertible notes by $240,626. No gain or loss was recognized on the consolidated statement of operations.

     The Notes were accounted for in accordance with CICA Section 3860 whereby debt securities which have interest payable in cash and give the issuer the right to settle the principal amount in common shares are split into a liability and an equity component. The liability component of the debt was calculated as the present value of the interest payments discounted at a rate estimated to be equivalent to a similar non-convertible debt. The net proceeds received from the issuance of the Notes, less the liability component, were classified as equity.

     The liability component was reduced by semi-annual interest payments, net of changes in the present value of the liability component which were charged to earnings. The equity component was increased over time by charges to deficit for interest accretion and amortization of issuance costs so that at maturity, it would be equal to the face value of the Notes.

     During the year ended December 31, 2002, the charges to deficit were $nil (2001 -- $6,666; 2000 -- $12,325).

                                  TVX GOLD INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               Dollar amounts in thousands of U.S. dollars, except
            amounts per share and per ounce or unless otherwise noted

15.  SEGMENTED INFORMATION

     The Company's industry segments are concentrated in the development and mining of precious metals in North and South America and in Europe. Gold and silver are currently the primary commodities produced. Details of the Company's financial information segmented operationally are as follows:

                                                                  FOR THE YEAR ENDED DECEMBER 31, 2002
                                    ------------------------------------------------------------------------------------------------
                                                                  MUSSEL-      NEW     STRATONI
                                    LA COIPA BRASILIA  CRIXAS      WHITE    BRITANNIA  OPERATIONS   GREECE     CORPORATE/
                                     (CHILE) (BRAZIL)  (BRAZIL)  (CANADA)   (CANADA)   (GREECE)   DEVELOPMENT     OTHER      TOTAL
                                    -------- --------  --------  --------   ---------  ---------- -----------  ----------  ---------
                                        $        $        $          $          $          $           $            $          $
    Revenue.....................     46,252  33,546     30,020     21,384     17,126    31,007          --       5,422     184,757
                                     ------  ------     ------     ------     ------    ------      ------      ------     -------
    Cost of sales...............     33,621  18,110      8,417     15,485     11,117    34,560          --          --     121,310
    Depletion and depreciation..     12,672   5,447      4,788      4,851      3,343     2,536          --         512      34,149
                                     ------  ------     ------     ------     ------    ------      ------      ------     -------
                                     46,293  23,557     13,205     20,336     14,460    37,096          --         512     155,459
                                     ------  ------     ------     ------     ------    ------      ------      ------     -------
    Earnings (loss) from
      operations before the             (41)  9,989     16,815      1,048      2,666    (6,089)         --       4,910      29,298
      undernoted................
    Mining property, plant and
      equipment  write-downs...          --      --         --         --         --      4,071         --          --       4,071
    Non-operating asset
      write-downs...............         --      --         --         --         --        --      15,000          --      15,000
    Other asset write-downs.....         --      --         --         --         --     4,418       8,485          --      12,903
    Corporate administration....         --      --         --         --         --        --          --       6,297       6,297
    Interest expense............        176      76        211         --         --        --          --          92         555
    Exploration.................        691      --        484        779      1,053        --          --         653       3,660
    Transaction costs............        --      --         --         --         --        --          --       3,217       3,217
    Foreign exchange loss.......       (238)  4,254        541        445        (27)      707          --       1,663       7,345
    Interest income.............        (35) (1,800)      (683)       (36)        --        --          --      (1,719)     (4,273)
    Other.......................       (195)    (15)       120         32         --        --          --      (3,060)     (3,118)
                                     ------  ------     ------     ------     ------    ------      ------      ------     -------
                                        399   2,515        673      1,220      1,026     9,196      23,485       7,143      45,657
                                     ------  ------     ------     ------     ------    ------      ------      ------     -------
    Earnings (loss) before the
      undernoted................       (440)  7,474     16,142       (172)     1,640   (15,285)    (23,485)     (2,233)    (16,359)
    Income taxes................        757     844      1,553         --         --        --          --       4,125       7,279
    Minority interests and
      participation rights......       (599)  3,315      7,295        (86)       820        --          --      (3,767)      6,978
                                     ------  ------     ------     ------     ------    ------      ------      ------     -------
    Net earnings (loss).........       (598)  3,315      7,294        (86)       820   (15,285)    (23,485)     (2,591)    (30,616)
                                     ======  ======     ======     ======     ======    ======      ======      ======     =======
    Cash and cash equivalents...      1,713   2,675      5,246         --        104       399          --     105,075     115,212
    Capital expenditures........        836   2,696      1,819      3,656      1,637     1,996          --       2,526      15,166
    Mining property, plant and
      equipment.................     62,437  62,206     23,623     45,497      7,927        --          --         140     201,830
    Total assets................     72,210  78,696     34,633     49,930     10,762     4,158          --     147,561     397,950

                                                                                                                              B-14

                                                            TVX GOLD INC.

                                             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                         Dollar amounts in thousands of U.S. dollars, except
                                      amounts per share and per ounce or unless otherwise noted


                                                                  FOR THE YEAR ENDED DECEMBER 31, 2001
                                    ------------------------------------------------------------------------------------------------
                                                                  MUSSEL-      NEW     STRATONI
                                    LA COIPA BRASILIA  CRIXAS      WHITE    BRITANNIA  OPERATIONS   GREECE     CORPORATE/
                                     (CHILE) (BRAZIL)  (BRAZIL)  (CANADA)   (CANADA)   (GREECE)   DEVELOPMENT     OTHER      TOTAL
                                    -------- --------  --------  --------   ---------  ---------- -----------  ----------  ---------
                                        $        $        $          $          $          $           $            $          $
    Revenue......................    41,404  25,386     26,699     20,122     15,289    24,160         --        5,280     158,340
                                     ------  ------     ------     ------     ------    ------    -------       ------     -------
    Cost of sales................    32,128  17,953     10,719     14,281     10,537    22,530         --           --     108,148
    Depletion and depreciation...    16,260   5,091      5,007      5,904      5,916     1,871         --          194      40,243
                                     ------  ------     ------     ------     ------    ------    -------       ------     -------
                                     48,388  23,044     15,726     20,185     16,453    24,401         --          194     148,391
                                     ------  ------     ------     ------     ------    ------    -------       ------     -------
    Earnings (loss) from operations
      before the undernoted......    (6,984)  2,342     10,973        (63)    (1,164)     (241)        --        5,086       9,949
    Mining property, plant and
      equipment write-downs......    13,000      --         --         --      8,000        --         --           --      21,000
    Non-operating asset
      write-downs................        --      --         --         --         --        --    223,513           --     223,513
    Other asset write-downs......        --      --         --         --         --        --         --           --          --
    Corporate administration.....        --      --         --         --         --        --         --        8,123       8,123
    Interest expense.............       309     575        534         --         --        --         --        2,351       3,769
    Exploration..................       320      --        237        488        466        --         --        1,869       3,380
    Foreign exchange loss........        --   2,278        976         94         62        --         --         (117)      3,293
    Interest income..............       (28) (1,682)      (769)       (59)        --        --         --       (3,112)     (5,650)
    Other........................       623      (3)      (373)        12         --        --         --       (4,142)     (3,883)
                                     ------  ------     ------     ------     ------    ------    -------       ------     -------
                                     14,224   1,168        605        535      8,528        --    223,513        4,972     253,545
                                     ------  ------     ------     ------     ------    ------    -------       ------     -------
    Earnings (loss) before the
      undernoted.................   (21,208)  1,174     10,368       (598)    (9,692)     (241)  (223,513)         114    (243,596)
    Income taxes.................       (41)   (215)     1,325         --         --        --         --       (6,703)     (5,634)
    Minority interests and
      participation rights.......    (10,584)   695      4,522       (299)    (4,846)       --         --          478     (10,034)
                                     ------  ------     ------     ------     ------    ------    -------       ------     -------
    Net earnings (loss)..........    (10,583)   694      4,521       (299)    (4,846)     (241)  (223,513)       6,339    (227,928)
                                     ======  ======     ======     ======     ======    ======    =======       ======     =======
    Cash and cash equivalents....     1,133   1,021      5,980         --         14       574         --        7,846      16,568
    Capital expenditures.........     5,975   2,004      3,254      4,032      1,298     3,471      5,419           99      25,552
    Mining property, plant and
      equipment..................    72,379  63,955     25,503     46,539      9,546     4,111     15,000          229     237,262
    Total assets.................    82,639  151,147    35,616     50,490     12,416    13,990     23,485       88,512     458,295

                                                                                                                                B-15

                                                            TVX GOLD INC.

                                             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                         Dollar amounts in thousands of U.S. dollars, except
                                      amounts per share and per ounce or unless otherwise noted

                                                                  FOR THE YEAR ENDED DECEMBER 31, 2000
                                    ------------------------------------------------------------------------------------------------
                                                                  MUSSEL-      NEW     STRATONI
                                    LA COIPA BRASILIA  CRIXAS      WHITE    BRITANNIA  OPERATIONS   GREECE     CORPORATE/
                                     (CHILE) (BRAZIL)  (BRAZIL)  (CANADA)   (CANADA)   (GREECE)   DEVELOPMENT     OTHER      TOTAL
                                    -------- --------  --------  --------   ---------  ---------- -----------  ----------  ---------
                                        $        $        $          $          $          $           $            $          $

    Revenue......................    48,902  30,361     26,774     21,892     14,552    16,081         --       11,468     170,030
                                     ------  ------     ------     ------     ------    ------    -------       ------     -------
    Cost of sales................    37,256  19,402     10,624     12,526     10,992    16,004         --           --     106,804
    Depletion and depreciation...    13,859   8,079      4,897      5,922      4,158     1,003         --           82      38,000
                                     ------  ------     ------     ------     ------    ------    -------       ------     -------
                                     51,115  27,481     15,521     18,448     15,150    17,007         --           82     144,804
                                     ------  ------     ------     ------     ------    ------    -------       ------     -------
    Earnings (loss) from
      operations before the          (2,213)  2,880     11,253      3,444       (598)     (926)        --       11,386      25,226
      undernoted.................
    Mining property, plant and
      equipment write-downs......        --      --         --         --         --        --         --           --          --
    Non-operating asset
      write-downs................        --      --         --         --         --        --         --           --          --
    Corporate administration.....        --      13         --         --         --        --         --        6,584       6,597
    Interest expense.............       426     505      1,131         --         --        --         --        1,385       3,447
    Exploration..................       768      --        584        555        515       146         --        2,929       5,497
    Foreign exchange loss........        --     993        539         45         16        --         --          422       2,015
    Interest income..............       (44) (1,872)      (618)        --         --        --         --       (6,969)     (9,503)
    Other........................     8,625  (3,194)      (420)       121         12        --         --          276       5,420
                                     ------  ------     ------     ------     ------    ------    -------       ------     -------
                                      9,775  (3,555)     1,216        721        543       146         --        4,627      13,473
                                     ------  ------     ------     ------     ------    ------    -------       ------     -------
    Earnings (loss) before the
      undernoted.................   (11,988)  6,435     10,037      2,723     (1,141)   (1,072)        --        6,759      11,753
    Income taxes.................    (1,298)    253      2,529         --         --        --         --       (1,663)       (179)
    Minority interests and
      participation rights.......    (5,345)  3,091      3,754      1,362       (571)       --         --       (2,787)       (496)
                                     ------  ------     ------     ------     ------    ------    -------       ------     -------
    Net earnings (loss)..........    (5,345)  3,091      3,754      1,361       (570)   (1,072)        --       11,209      12,428
                                     ======  ======     ======     ======     ======    ======    =======       ======     =======
    Cash and cash equivalents....        24   4,012      2,529        351         48     1,590         --       40,742      49,296
    Capital expenditures.........     6,053   2,171      2,912      1,076      1,612     3,258     31,616           48      48,746


     Geographic segments are as follows:

                                                      FOR THE YEARS ENDED
                                                         DECEMBER 31,
                                               -------------------------------
                                                 2002        2001       2000
                                               --------    --------   --------
                                                   $           $           $
    Revenue
      Canada..................................   43,932      40,691     47,912
      Chile...................................   46,252      41,404     48,902
      Brazil..................................   63,566      52,085     57,135
      Greece..................................   31,007      24,160     16,081
                                               --------    --------   --------
                                                184,757     158,340    170,030
                                               ========    ========
    Identifiable assets
      Canada..................................  101,207     108,576
      Chile...................................   75,374      88,430
      Brazil..................................  113,944     188,148
      Greece..................................    4,158      37,475
      Other...................................  103,267      35,666
                                               --------    --------
                                                397,950     458,295
                                               ========    ========

16.  COMMITMENTS AND CONTINGENCIES

     A)   ALPHA GROUP LITIGATION

          The Ontario Court (General Division) issued its judgement in connection with the claim against TVX Gold Inc. (TVX) by three individuals (collectively the "Alpha Group") on October 14, 1998 relating to TVX's interest in the Hellenic Gold mining assets in Greece (the "Hellenic Gold Assets").

          The Court rejected full ownership and monetary damages claims but did award the Alpha Group a 12% carried interest and a right to acquire a further 12% participating interest in the Hellenic Gold Assets. TVX filed a notice to appeal and the Alpha Group filed a notice of cross-appeal.

          Subsequent to the trial decision, the Company received notification of two actions commenced by 1235866 Ontario Inc. ("1235866") the successor to Curragh Inc. ("Curragh"), Mineral Services Limited ("Mineral") and Curragh Limited ("Curragh Ltd.") against the Alpha Group, and others, in Ontario and English Courts, in relation to the claim by the Alpha Group against the Company for an interest in the Hellenic Gold Assets.

                                  TVX GOLD INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               Dollar amounts in thousands of U.S. dollars, except
            amounts per share and per ounce or unless otherwise noted

     On July 28, 1999, the Company entered into an agreement with 1235866 to ensure that these new claims would not result in any additional diminution of the Company's interest in the Hellenic Gold Assets. 1235866 agreed not to pursue any claim against the Company for an interest in the Hellenic Gold Assets beyond the interest which had been awarded to the Alpha Group. In the event that 1235866 is successful in its claim against the Alpha Group, 1235866 would be entitled to a 12% carried interest as defined in the agreement (being an economic interest) and the right to acquire a 12% participating interest upon payment of 12% of the aggregate amounts expended by the Company and its subsidiaries in connection with the acquisition, exploration, development and operation of the Hellenic Gold Assets up to the date of exercise.

     The Company's appeal, the Alpha Group cross-appeal and the 1235866 motion were all heard on February 17, 18 and 25, 2000. By judgment released on June 1, 2000, the Court of Appeal, while partially granting the TVX appeal, essentially upheld the trial decision, rejected the Alpha Group cross-appeal and denied the 1235866 motion for a new trial. The result is that TVX holds, as constructive trustee, a 12% carried interest and a right to acquire a 12% participating interest in the Hellenic Gold Assets upon payment of costs associated with that interest. 1235866 continues its separate action against the Alpha Group.

     TVX and the Alpha Group have been unable to agree on the definition and application of the interests awarded in the trial judgment. Accordingly, in June, 2001, a new action was commenced between the Alpha Group and TVX to clarify the award. TVX anticipates that the hearing with respect to this matter may be held in 2004. The amount of a loss, if any, cannot be determined at this time.

B)   LITIGATION IN GREECE

     On March 1, 2002, the Conseil d'Etat, the Greek Supreme Court, issued its judgment which annulled the purportedly valid permits issued by the Greek Government to TVX Hellas with respect to the Olympias project. The Conseil D'Etat ruling effectively prohibits development of the Olympias project. TVX is reviewing its options, including legal remedies, with respect to recovery of its investment in Greece. As a result of the judgment, the Company wrote off the carrying value of Olympias in 2001 (note 4).

     On February 15, 2002, a new mining permit, allowing for the continuation of mining beneath the village of Stratoniki was issued to TVX Hellas. A local action group filed a Petition of Annulment against the Greek Government to have the new permit annulled. This action was heard on June 7, 2002. On December 9, 2002, the Conseil D'Etat released its decision on the challenge to the Stratoni mining permits. The Company was informed that the court ruled that TVX Hellas is not required to submit a new environmental impact study to support the relevant mine permits. The court also ruled, however, that the Greek Government had improperly issued the new mining permits because the Ministry of Development had not obtained a joint ministerial decision signed by five relevant ministries prior to issuing the permits. On January 9, 2003 the Company was informed by the Greek Ministry of Development instructing that mining beneath the village of Stratoniki be suspended until the new mining permits were signed by the five relevant ministries.

     Operations were suspended on January 9, 2003 and did not re-commence once the revised permits were issued on February 18, 2003. Kinross is currently assessing its future plans for the Stratoni base metal operations. The amount of a loss, if any, cannot be determined at this time (note 19(b)).

C)   HELLENIC GOLD COMMITMENTS

     Pursuant to the acquisition contract of the Hellenic Gold assets in 1995 the Company has the obligation to fulfill the following: (1) Gold Plant Guarantee -- the Company is obligated to construct a gold plant within two years from receiving all applicable licences, which may be extended by a further eight months under certain circumstances. The Company pledged an amount of $7.5 million to satisfy a GRD2.6 billion guarantee; (2) employment must be offered by the construction contractor to 150 former employees of Hellenic Gold for a period of 18 months, during the construction of the gold plant. In 2002 the Greek State released the Company from the Gold Plant Guarantee and the relevant bank released the pledged amount; (3) the Company is also obligated to employ at least 477 employees for a period of 10 years to maintain its eligibility for government grants.

D)   BRASILIA MINE

     In September 2001, Rio Tinto Brasil Ltda. ("Rio Tinto Brasil"), a subsidiary of Rio Tinto PLC, purported to terminate the shareholders agreement relating to Rio Paracatu Mineracao S.A., the operating corporation which holds the Brasilia mine. Rio Tinto Brasil also caused Rio Paracatu to call a meeting of its shareholders to amend its Articles of Association. The proposed amendments would permit Rio Tinto Brasil to have sole decision-making authority over Rio Paracatu through its 51% interest. Rio Tinto Brasil alleged that the transaction resulting in the formation of the TVX Newmont Americas joint venture (formerly TVX Normandy Americas joint venture) in June 1999 and the resignation of the former Chairman and Chief Executive Officer of TVX in April 2001 had triggered rights of first refusal under the shareholders agreement in favour of Rio Tinto Brasil and as such rights were not made available to Rio Tinto Brasil, it was permitted to terminate the shareholders agreement.

     The TVX Newmont Americas joint venture disagrees with Rio Tinto Brasil's interpretation of the shareholders agreement and was successful in obtaining an injunction against Rio Paracatu from holding the proposed shareholders meeting. Following the granting of the injunction in November 2001, the TVX Newmont Americas joint venture commenced a claim in Brazil against Rio Tinto Brasil and Rio Paracatu to declare that the shareholders agreement continues to be valid. Rio Tinto Brasil and the TVX Newmont Americas joint venture have each filed pleadings with respect to this action. In October 2002, Rio Tinto Brasil again caused Rio Paracatu to call a meeting of its shareholders and TVX Newmont Americas was successful in obtaining another injunction. Subsequently, Rio Tinto Brasil and TVX Newmont Americas agreed to freeze litigation activities until the end of January 2003 which date coincides with the termination date specified in the combination agreement among Kinross, TVX and Echo Bay (note 19(c)).

                                  TVX GOLD INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               Dollar amounts in thousands of U.S. dollars, except
            amounts per share and per ounce or unless otherwise noted

     In the event that Rio Tinto Brazil is successful in having the court rule that its termination of the shareholders agreement was valid, TVX would not be able to exercise joint control of Rio Paracatu under the terms of the agreement. In the event of such outcome, TVX will evaluate other legal remedies with respect to the management of Rio Paracatu. If TVX is not able to retain joint control of Rio Paracatu, management of Rio Paracatu, and operation of the Brasilia mine would be subject to the discretion of Rio Tinto Brasil. Further, upon a loss of joint control, TVX would no longer proportionately consolidate its interest in Rio Paracatu and would account for its interest using the equity method under Canadian and US GAAP. The termination of the shareholders agreement would not effect TVX's current ownership interest in Rio Paracatu and the amount of a loss, if any, cannot be determined at this time.

E)   NORMANDY INTERNATIONAL HOLDINGS (PTY) LTD. ("NORMANDY") INDEMNIFICATION

     Effective July 1, 1999, the Company conveyed 50% of its interests in five operating mines to Normandy for net proceeds of $180,953. As part of the transaction, the Company agreed to indemnify Normandy until June 2005 for up to $15 million of unforeseen, pre-existing environmental liabilities associated with the assets transferred. These assets were reacquired under the terms of the transaction described in note 19(a).

F)   GENERAL

     Various lawsuits are pending against the Company. The actual liability with respect to these lawsuits is not determinable, but management believes, based on the opinion of counsel, that any liability will not materially affect the Company's consolidated financial position.


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which generally conform to generally accepted accounting principles in the United States ("US GAAP") except for the following significant differences that affect the Company:

     a) (i) Effective January 1, 2000, the Company adopted the asset and liability method of accounting for income taxes under Canadian GAAP (note 2(d)). This change was made without restatement of the 1999 comparative figures.

               Prior to 2000, under Canadian GAAP, deferred income taxes were determined using the deferral method whereby deferred income taxes were provided for timing differences based on tax rates in effect when the timing difference arose. Under US GAAP, income taxes are determined using the liability method whereby deferred income taxes are provided for temporary differences using tax rates expected to apply when the differences reverse (notes 2(d) and 12).

          (ii) The income tax expense (recovery) adjustment results from the tax effects of US GAAP adjustments described in note 17 and the application of the accounting policy described in note 17(a)(i) for the period prior to January 1, 2000.

     b) Under Canadian GAAP, the Notes (note 14) were accounted for under a components approach whereby the Notes were presented with both liability and equity components as explained in note 14. Under US GAAP, these Notes were treated as long-term debt and all interest amounts (to the extent not capitalized to development projects) and amortization of debt issue costs were included in income.

          On July 10, 2001, the Company completed the conversion of the Notes into 32,150,118 common shares of the Company valued at $211,761.

          As explained above, prior to the conversion, the Notes were accounted for under a components approach under Canadian GAAP. The effects of the conversion under Canadian GAAP are described in note 14.

          Under US GAAP, these Notes were treated as long-term debt. In accordance with US GAAP, an extraordinary gain of $34,181 net of income taxes of $nil, was recorded on this extinguishment of debt. The gain is comprised of the difference between the carrying value of the Notes and the value of the common shares issued less related transaction costs and the write-off of unamortized debt issue costs.

     c) Under US GAAP, start-up costs are expensed as incurred. Under Canadian GAAP, start-up costs are deferred and amortized over the mine life.

     d) Under Canadian GAAP, capital assets are written down to net recoverable amount when the expected undiscounted future cash flows from their use are less than the asset carrying amount (note 4). Under US GAAP, when the expected undiscounted future cash flows show a deficiency, the asset is written down to fair value. Fair value has been estimated using discounted expected future cash flows. In 2002 under Canadian GAAP, the Company wrote down a capital asset which had already been written down under US GAAP. This resulted in a reduction in the write down recorded under US GAAP in 2002.

          An adjustment to the deferred tax liability resulted from the US GAAP adjustment.

     e) Under US GAAP, the components of changes in non-cash working capital are to be disclosed. They are as follows:

                                  TVX GOLD INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               Dollar amounts in thousands of U.S. dollars, except
            amounts per share and per ounce or unless otherwise noted

                                                    FOR THE YEAR ENDED
                                                       DECEMBER 31,
                                                       ------------
                                                2002       2001         2000
                                              --------   --------     --------
                                                  $          $            $
        Accounts receivable..................   4,163     (7,065)      (4,070)
        Inventories..........................   3,442      8,913        5,034
        Accounts payable.....................    (426)    (2,368)      (3,623)
                                              --------   --------     --------
                                                7,179       (520)      (2,659)
                                              ========   ========     ========

     f) Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("the Standards"). These Standards require companies to record derivatives on the balance sheet as assets or liabilities, measured at their fair value. If the derivative is designated as a fair value hedge, the effective portions of the changes in the fair value of the derivative, and changes in the fair value of the hedged item attributable to the hedged risk, are recognized in the income statement. If the derivative is designated as a cash flow hedge, the effective portion of the changes in fair value of the derivative are recorded in other comprehensive income ("OCI") and are recognized in the income statement when the hedged item is recognized. Accordingly, ineffective portions of changes in the fair value of hedging instruments are recognized in earnings immediately. Gains or losses arising from hedging activities, including the ineffective portion, are reported in the same income statement caption as the hedged item. Gains or losses from derivative instruments for which hedge accounting is not applied are reported in other income.

          In accordance with the transition provisions of the Standards, the Company recorded the following after-tax cumulative adjustments on January 1, 2001 as a result of recording all derivative financial instruments on the consolidated balance sheet at fair value:

          o an increase in OCI of $17.5 million, net of future income taxes of $nil;

          o    an increase in assets of $12.5 million; and

          o    a decrease in liabilities of $5 million.

          The Company has entered into the following types of derivative instruments:

          (See note 11 for details on the Company's commodity contracts and financial instruments).

          i) Certain gold put options, lease rate swaps and lead and zinc forward contracts

               Prior to adoption of the Standards, these instruments were accounted for as cash flow hedges of future metals sales under both US and Canadian GAAP. On adoption of the Standards, the Company elected not to designate these contracts as hedges for US accounting purposes with the effect that the contracts were recognized at their fair value on January 1, 2001 with an offsetting amount in OCI. Changes in the fair value of these derivative instruments subsequent to January 1, 2001 have been reflected in current period earnings under US GAAP.

          ii)  Written silver call options and certain gold put options

               Prior to the adoption of the Standards, these derivative instruments were recorded at their fair value on the balance sheet with subsequent changes in fair value reflected in current period earnings. The adoption of the Standards did not result in any change in the accounting treatment for these derivative instruments and does not represent a US GAAP difference as the Company records these instruments at fair value for Canadian reporting purposes.

          iii) Foreign currency contracts

               Prior to the adoption of the Standards, these contracts were recorded at their fair value in the balance sheet with subsequent changes in fair value reflected in current period earnings. The adoption of the Standards did not result in any change in the US accounting treatment for the contracts. Under Canadian GAAP, foreign currency contracts are recorded when the corresponding hedge-designated period is reached.

               The Company estimates that $7.3 million of gains, net of future income taxes of $nil, will be reclassified from OCI to current period earnings within the next twelve months.

               A reconciliation of changes in OCI attributed to hedging activities is as follows:

                                                                                                                   December 31,
                                                                                                                  --------------
                                                                                                                   2002    2001
                                                                                                                  ------  ------
                                                                                                                    $       $
          Hedging gains, net of future income taxes of $nil, beginning of period...............................   10,985  17,544
          Hedging gains at beginning of period reclassified to earnings, net of future income taxes of $nil....    8,025   6,559
                                                                                                                  ------  ------
          Total hedging gains net of future income taxes of $nil...............................................    2,960  10,985
                                                                                                                  ======  ======

     g) The minority interests and participation rights adjustment arises from the minority interests and participation rights impacts of the US GAAP adjustments described in note 17.

                                  TVX GOLD INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               Dollar amounts in thousands of U.S. dollars, except
            amounts per share and per ounce or unless otherwise noted

h) The La Coipa, Brasilia and Crixas mines are proportionately consolidated under Canadian GAAP. These mines would be accounted for using the equity method under US GAAP. An accommodation is available under certain conditions pursuant to Item 17(c)(2)(vii) of SEC Form 20-F which permits the omission of differences in classification or display that result from using proportionate consolidation in the reconciliation to US GAAP. The Company has evaluated the criteria and has determined that the La Coipa, Brasilia and Crixas mines qualify for this accommodation as these joint ventures are operating entities, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in these entities.

i) For purposes of this US GAAP reconciliation, the terms "proven and probable reserves", "exploration", "development", and "production" have the same meaning under both US and Canadian GAAP.

     Exploration costs incurred are expensed at the same point in time based on the same criteria under both US and Canadian GAAP. In addition, mining related costs are only capitalized after proven and probable reserves have been designated under both US and Canadian GAAP.

As a result of the above, the following would be US GAAP information for the years ended December 31:

    INCOME STATEMENT

                                                                                                 2002       2001       2000
                                                                                                 ----       ----       ----
                                                                                                   $          $          $
    Earnings (loss) in accordance with Canadian GAAP..........................................   (30,616)  (227,928)   12,428
    Mining property write-downs (d)...........................................................        --    (51,185)       --
    Depletion and depreciation (c)(d).........................................................     4,046      2,830     3,410
    Interest expense (b)......................................................................        --     (1,107)   (2,101)
    Income tax expense (recovery) (a).........................................................      (602)     3,650     2,092
    Minority interests and participation rights (g)...........................................    (1,722)     2,160    (1,705)
    Foreign exchange gain (loss) (f)(iii).....................................................        21     (1,821)    1,800
    Non-operating asset write-downs (d).......................................................     9,900         --        --
    Other income (f)(i).......................................................................    (3,235)       967        --
                                                                                                --------   --------   -------
    Earnings (loss) in accordance with US GAAP, before extraordinary gain.....................   (22,208)  (272,434)   15,924
    Extraordinary gain (net of tax) (b).......................................................        --     34,181        --
                                                                                                --------   --------   -------
    Earnings (loss) in accordance with US GAAP................................................   (22,208)  (238,253)   15,924
                                                                                                ========   ========   =======
    Earnings (loss) per share under US GAAP, before extraordinary gain........................    (0.54)     (14.42)     4.45
    Earnings (loss) per share under US GAAP...................................................    (0.54)     (12.61)     4.45

    BALANCE SHEET
                                                                                                           2002         2001
                                                                                                           ----         ----
                                                                                                             $            $
    Current assets (f).....................................................................................154,758       95,454
    Mining property, plant and equipment (b), (c), (d).....................................................198,511      219,997
    Deferred charges (f)...................................................................................  4,925        6,694
    Current liabilities (f)................................................................................ 35,906       43,688
    Deferred tax liability (a)............................................................................. 17,347       17,298
    Long-term debt (b).....................................................................................     --       58,832
    Minority interests and participation rights (g)........................................................120,002      126,211
    Contributed surplus (b)................................................................................  1,526        1,526
    Deficit...............................................................................................(450,702)    (428,494)
    Other comprehensive income (f).........................................................................  2,959       10,985

    STATEMENT OF CASH FLOWS
                                                                                                 2002      2001         2000
                                                                                                 ----      ----         ----
                                                                                                   $         $            $
    Cash provided from operations...............................................................44,406    45,783       32,557
    Cash used for investing activities (b)......................................................28,042   (27,230)    (106,478)
    Cash provided from (used for) financing activities (b)......................................26,196   (51,281)      29,777
    Net cash, end of year......................................................................115,212    16,568       49,296

18.  COMPARATIVE FIGURES

     Certain comparative figures have been reclassified to conform to the presentation used in the current year.

                                  TVX GOLD INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               Dollar amounts in thousands of U.S. dollars, except
            amounts per share and per ounce or unless otherwise noted


19.  SUBSEQUENT EVENTS

     A)   ACQUISITION AND MERGER

          TVX, Echo Bay Mines Ltd. ("Echo Bay") and Kinross Gold Corporation ("Kinross") entered into a combination agreement dated June 10, 2002, as amended as of July 12, 2002 and November 19, 2002, for the purpose of combining the ownership of their respective businesses. The combination was to be effected by way of a plan of arrangement under the Canada Business Corporations Act ("CBCA").

          In a separate transaction, TVX and a subsidiary of TVX entered into two agreements dated June 10, 2002, each as amended as of November 19, 2002, with a subsidiary of Newmont Mining Corporation ("Newmont"). Pursuant to these agreements, TVX acquired Newmont's 50% non-controlling interest in the TVX Newmont Americas joint ventures (shown as "Minority interests and participation rights" in the December 31, 2002 TVX balance sheet) for an aggregate price of $180 million with an effective date of January 31, 2003.

          On January 31, 2003, the shareholders of TVX approved the Plan of Arrangement allowing the combination of the TVX, Echo Bay and Kinross businesses. Subsequent to this, on January 31, 2003, the Superior Court of Justice, Ontario approved the Plan of Arrangement.

          Upon completion, on January 31, 2003, of the Plan of Arrangement and the purchase of Newmont's interest in the TVX Newmont Americas joint venture, and taking into account the Kinross three old for one new share consolidation approved by Kinross shareholders at the January 28, 2003 Special Meeting of Kinross Shareholders, TVX shareholders received 2.1667 shares of Kinross for each TVX share.

     B)   GREECE

          On January 9, 2003, the Greek Ministry of Development ordered TVX Hellas to suspend mining beneath the village of Stratoniki. The suspension at the Stratoni mine took immediate effect and would be released upon the receipt of new mining permits signed by the five relevant ministries of the Greek Government. Pursuant to the order, operations were suspended and did not re-commence once the revised permits were issued on February 18, 2003 as Kinross attempted to negotiate a settlement and possible exit strategy with the Greek Government.

          The Greek Government undertook initiatives to put together a viable long-term structure for the re-opening of the Stratoni mine. Representatives of the participants of the new plan will meet in order to set in motion the legal processes for the completion of the new structure.

          The new structure includes a major Greek mining enterprise, a group of Greek construction companies and Kinross, as well as local Prefectural and Municipal Authorities.

          As part of the overall agreement, and with Kinross' commitment of $10 million for the support of the new plan, Kinross will retain the mineral rights at Skouries, with the prospect of conducting a systematic exploration and evaluation of the deposit.

          For the transitional period and until the undertaking of the mines by the new structure, Kinross has pledged to the Greek Government that it will maintain the operation of the water treatment plant for the protection of the environment, thus safeguarding public health and safety in the region. In the meantime, TVX Hellas, in order to protect its interest, has filed a petition for suspension of payments.

     C)   BRASILIA MINE

          With respect to the dispute between Rio Tinto Brasil and TVX Newmont Americas, as more fully described in note 16(d), the freeze date for litigation was extended to April 22, 2003. On April 28, 2003, a TVX subsidiary received notification from Rio Tinto Brasil stating that they preserve their right to litigate in respect of the alleged breach of the shareholders agreement and alleging that the combination (note 19(a)) breached the shareholders agreement as well.

     D)   NEW CREDIT FACILITY

          In February 2003, Kinross and three of its wholly-owned subsidiaries ("the Borrowers") entered into a new syndicated credit facility. The new syndicated credit facility has a maturity date of December 31, 2005 and a total committed amount of $125.0 million. The primary purpose of the credit facility is to enable the Borrowers to issue letters of credit to various regulatory agencies to satisfy financial assurance requirements. The shares of TVX Gold Inc. and 13 wholly owned subsidiaries have been pledged as collateral for this credit facility.

                                   APPENDIX C



REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS



The Board of Directors
Echo Bay Mines Ltd.

We have audited the consolidated balance sheets of Echo Bay Mines Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations, deficit and cash flow for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.



Edmonton, Canada                                /s/ Ernst & Young LLP
February 7, 2003, except for note 18(c),
as to which the date is March 26, 2003                  Chartered Accountants

                                                  ECHO BAY MINES LTD.

                                              CONSOLIDATED BALANCE SHEETS

                                                      December 31

 (thousands of U.S. dollars)                                                     2002                   2001
 --------------------------------------------------------------------------------------------------------------
 ASSETS
 Current assets:
    Cash and cash equivalents                                             $    22,967            $    12,351
    Short-term investments                                                      7,183                  1,910
    Interest and accounts receivable                                            4,177                  3,645
    Inventories (note 2)                                                       20,834                 29,506
    Prepaid expenses and other assets                                           1,954                  3,725
 --------------------------------------------------------------------------------------------------------------
                                                                               57,115                 51,137

 Plant and equipment (note 3)                                                 100,576                120,969
 Mining properties (note 3)                                                    29,017                 32,903
 Long-term investments and other assets (note 4)                               36,982                 55,795
 --------------------------------------------------------------------------------------------------------------
                                                                          $   223,690            $   260,804
 --------------------------------------------------------------------------------------------------------------

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
    Accounts payable and accrued liabilities                              $    24,813            $    24,284
    Income and mining taxes payable                                             3,793                  3,570
    Debt and other financings (note 5)                                             --                 17,000
    Reclamation and mine closure liabilities (note 8)                           4,560                  3,841
    Deferred income (note 6)                                                       --                    876
 --------------------------------------------------------------------------------------------------------------
                                                                               33,166                 49,571

 Debt and other financings (note 5)                                                --                  6,714
 Deferred income (note 6)                                                       6,393                 47,042
 Reclamation and mine closure liabilities (note 8)                             46,512                 49,726
 Deferred income taxes                                                            945                    925

 Commitments and contingencies (notes 8, 16 and 17)

 Shareholders' equity:
    Capital stock (note 12), no par value, unlimited number
 authorized; issued and outstanding - 541,272,675 shares                    1,042,571                713,343
    Capital securities (note 7)                                                    --                157,453
    Deficit                                                                  (879,238)              (734,665)
    Foreign currency translation                                              (26,659)               (29,305)
 --------------------------------------------------------------------------------------------------------------
                                                                              136,674                106,826
 --------------------------------------------------------------------------------------------------------------
                                                                          $   223,690            $   260,804
 --------------------------------------------------------------------------------------------------------------

See accompanying notes.
On behalf of the Board:                     "Brian W. Penny"                    "Christopher T. Hill"
                                                Director                               Director


                                                  ECHO BAY MINES LTD.

                                         CONSOLIDATED STATEMENTS OF OPERATIONS

                                                Year ended December 31


 (thousands of U.S. dollars,
 except for per share data)                                                   2002             2001            2000
 --------------------------------------------------------------------------------------------------------------------
 Revenue                                                              $    206,529     $    237,684    $    280,976
 --------------------------------------------------------------------------------------------------------------------
 Expenses:
    Operating costs                                                        128,136          175,341         173,435
    Royalties (note 17)                                                      7,799            7,597           8,034
    Production taxes                                                         1,222              177           2,460
    Depreciation and amortization                                           35,271           42,101          50,664
    Reclamation and mine closure                                             5,066            6,098          10,572
    General and administrative                                               9,141            5,623           5,650
    Exploration and development                                              8,554            3,466          10,336
    Interest and other (note 9)                                             13,420            6,106           3,012
    Loss on retirement of capital securities (note 12)                       5,461               --              --
 --------------------------------------------------------------------------------------------------------------------
                                                                           214,070          246,509         264,163
 --------------------------------------------------------------------------------------------------------------------
 Earnings (loss) before income taxes                                        (7,541)          (8,825)         16,813
 Income tax expense (recovery) (note 10)                                       149           (3,147)         (1,748)
 --------------------------------------------------------------------------------------------------------------------
 Net earnings (loss)                                                 $     (7,690)    $      (5,678)  $      18,561
 --------------------------------------------------------------------------------------------------------------------

 Net earnings (loss) attributable to common shareholders (note 7)    $    (144,573)   $     (22,985)  $       3,164
 --------------------------------------------------------------------------------------------------------------------

 Earnings (loss) per share - basic and fully diluted                 $       (0.34)   $       (0.16)  $        0.02
 --------------------------------------------------------------------------------------------------------------------
 Weighted average number of shares outstanding (thousands)
    - basic and diluted                                                    429,783          140,607         140,607
 --------------------------------------------------------------------------------------------------------------------


                                          CONSOLIDATED STATEMENTS OF DEFICIT

Year ended December 31


 (thousands of U.S. dollars)                                                  2002             2001            2000
 --------------------------------------------------------------------------------------------------------------------
 Balance, beginning of year                                          $    (734,665)   $    (711,680)  $    (714,844)
 Net earnings (loss)                                                        (7,690)          (5,678)         18,561

 Loss on retirement of capital securities, net of nil tax effect          (132,302)              --              --
 (note 7)
 Interest on capital securities, net of nil tax effect (note 7)             (4,581)         (17,307)        (15,397)
 --------------------------------------------------------------------------------------------------------------------
 Balance, end of year                                                $    (879,238)   $    (734,665)  $    (711,680)
 --------------------------------------------------------------------------------------------------------------------

See accompanying notes.


                                                      ECHO BAY MINES LTD.

                                             CONSOLIDATED STATEMENTS OF CASH FLOW

                                                    Year ended December 31


(thousands of U.S. dollars)                                                           2002            2001            2000
-----------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED FROM (USED IN):
OPERATING ACTIVITIES
Net earnings (loss)                                                            $    (7,690)    $    (5,678)    $    18,561
Add (deduct):
   Depreciation                                                                     27,572          31,093          32,457
   Amortization                                                                      7,699          11,008          18,207
   Amortization of mining costs                                                      2,328           6,118           4,202
   Loss on retirement of capital securities                                          5,461              --              --
   Deferred income included in revenue (note 6)                                    (30,733)        (18,609)        (24,473)
   Deferred income included in operating costs (note 6)                                 --          (2,846)         (3,149)
   Deferral of gains on restructuring of hedge commitments                              --              --           4,287
   Deferred income taxes                                                                --          (3,358)         (2,400)
   Net gain on sale of other assets (note 9)                                        (1,242)           (700)           (432)
   Unrealized losses on share investments                                               --             150              28
   Provision for impaired assets (note 9)                                            7,000           4,384              --
   Provision for deferred gains and losses on modified hedge contracts               3,098              --              --
    (note 9)
   Allowance for bad debts (note 9)                                                  1,509              --              --
   Other                                                                               245             588          (1,084)
Change in cash invested in operating assets and liabilities:
   Interest and accounts receivable                                                 (2,035)           (648)            (85)
   Inventories                                                                       6,884           8,780          (2,869)
   Prepaid expenses and other assets                                                   (56)            166             (31)
   Accounts payable and accrued liabilities                                         (1,174)          3,304             496
   Income and mining taxes payable                                                     266          (2,174)          2,790
-----------------------------------------------------------------------------------------------------------------------------
                                                                                    19,132          31,578          46,505
-----------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Mining properties, plant and equipment                                             (12,581)        (22,817)        (11,589)
Long-term investments and other assets                                              (4,518)         (1,879)           (524)
Proceeds on sale of plant and equipment                                              1,872             943             332
Other                                                                                1,194            (243)            894
-----------------------------------------------------------------------------------------------------------------------------
                                                                                   (14,033)        (23,996)        (10,887)
-----------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Debt repayments                                                                    (17,000)         (9,500)        (36,750)
Debt borrowings                                                                         --              --          12,000
Units offering, net of issuance costs (note 12 )                                    25,513              --              --
Warrants exercised                                                                       4              --              --
Costs of capital securities retirement                                              (3,000)             --              --
-----------------------------------------------------------------------------------------------------------------------------
                                                                                     5,517          (9,500)        (24,750)
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                10,616          (1,918)         10,868
Cash and cash equivalents, beginning of year                                        12,351          14,269           3,401
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                         $    22,967     $    12,351     $    14,269
-----------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL
Echo Bay Mines Ltd. ("Echo Bay" or the "Company") is engaged in the production of gold and silver and related activities including exploration, development, mining and processing. These activities are conducted principally in the United States and Canada. Gold accounted for 96% and silver 4% of 2002 revenue respectively. The Company has two operating mines: Round Mountain in Nevada, United States and Lupin in Nunavut Territory, Canada. The Company's Kettle River mine in Washington, United States was placed on care and maintenance in October 2002. The Company operated a fourth mine, McCoy/Cove in Nevada, United States, until March 31, 2002, at which date mining and processing activities were completed. The Company holds a 100% interest in its Kettle River and Lupin mines and a 50% interest in its Round Mountain, which it operates, with the remaining 50% interest held by affiliates of Barrick Gold Corporation. The Company's McCoy/Cove mine was conveyed to a subsidiary of Newmont Mining Corporation effective February 7, 2003 as described in note 18.

The Company's financial position and operating results are directly affected by the market price of gold in relation to the Company's production costs. Silver price fluctuations also affect the Company's financial position and operating results, although to a lesser extent. Gold and silver prices fluctuate in response to numerous factors beyond the Company's control.

The consolidated financial statements are prepared on the historical cost basis in accordance with accounting principles generally accepted in Canada and, in all material respects, conform with accounting principles generally accepted in the United States, except as described in note 13. The statements are expressed in U.S. dollars.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its subsidiaries. Interests in joint ventures, each of which by contractual arrangement is jointly controlled by all parties having an equity interest in the joint venture, are accounted for using the proportionate consolidation method to consolidate the Company's share of the joint venture's assets, liabilities, revenues and expenses.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

SHARE INVESTMENTS
Short-term investments, comprised of publicly traded common shares, are recorded at the lower of cost or quoted market prices, with unrealized losses included in income. Long-term common share investments are recorded at cost. A provision for loss is recorded in income if there is a decline in the market value of a long-term share investment that is other than temporary. If the Company's share investment represents more than 20% ownership interest and the Company can exercise significant influence over the investee, the equity method of accounting is used. The equity method reports the investment at cost adjusted for the Company's pro rata share of the investee's undistributed earnings or losses since acquisition.

FOREIGN CURRENCY TRANSLATION
The Company's self-sustaining Canadian operations are translated into U.S. dollars using the current-rate method, which translates assets and liabilities at the year-end exchange rate and translates revenue and expenses at average exchange rates. Exchange differences arising on translation are recorded as a separate component of shareholders' equity. The change in the balance is attributable to fluctuations in the exchange rate of U.S. dollars to Canadian dollars.

REVENUE RECOGNITION
Revenue is recognized when title to delivered gold or silver and the risks and rewards of ownership pass to the buyer.

EARNINGS (LOSS) PER SHARE
Earnings (loss) per share are calculated based on the weighted average number of common shares outstanding during the year. For per share calculations, the amount of capital securities interest and loss on conversion that is charged directly to the deficit decreases the earnings, or increases the loss, attributable to common shareholders. Fully diluted earnings (loss) per share are the same as basic earnings (loss) per share because the Company's outstanding options are not dilutive.

CASH AND CASH EQUIVALENTS
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

INVENTORIES
Precious metals and in-process inventories are valued at the lower of cost, using the "first-in, first-out" method, or net realizable value. Materials and supplies are valued at the lower of average cost or replacement cost.

PLANT AND EQUIPMENT
Plant and equipment are recorded at cost. Plant and equipment that have useful lives shorter than the mine life are depreciated using the straight-line method over each asset's estimated remaining economic life to a current maximum of 4 years.

MINING PROPERTIES - PRODUCING MINES' ACQUISITION AND DEVELOPMENT COSTS
Mining properties are recorded at cost of acquisition. Mine development costs include expenditures incurred to develop new ore bodies, to define further resources in existing ore bodies and to expand the capacity of operating mines. These expenditures are amortized against earnings on the unit-of-production method based on estimated recoverable ounces of gold. Estimated recoverable ounces of gold include proven and probable reserves and non-reserve material when sufficient objective evidence exists to support a conclusion that it is probable the non-reserve material will be produced.

For the purpose of preparing financial information in accordance with United States generally accepted accounting principles, only proven and probable reserves are considered when applying the unit-of-production method. Non-reserve material was not used in the periods covered by these financial statements when applying the unit-of-production method under both Canadian and U.S. generally accepted accounting standards.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

DEVELOPMENT PROPERTIES
At properties identified as having the potential to add to the Company's proven and probable reserves, the direct costs of acquisition and development are capitalized only if there is sufficient objective evidence to indicate that it is probable that the property will become an operating mine. Factors considered in making this assessment include the existence and nature of known resources and proven and probable reserves, whether the proximity of the property to existing mines and ore bodies increases the probability of developing an operating mine, the results of recent drilling on the property and the existence of feasibility studies or other analyses demonstrating the existence of commercially recoverable ore. Capitalized costs are evaluated for recoverability when events or circumstances indicate that investment in the property may be impaired and are written off if it is determined that the project is not commercially feasible in the period in which this determination is made. The assessment of cost recoverability is based on proven and probable reserves on the property, if any, as well as resources which do not meet the criteria for classification as a proven or probable reserve. If production commences, capitalized costs are transferred to "producing mines' acquisition and development costs" and amortized as described above.

For the purpose of preparing financial information in accordance with United States generally accepted accounting principles, all costs associated with a property that has the potential to add to the Company's proven and probable reserves are expensed until a final feasibility study demonstrating the existence of proven and probable reserves is completed. No costs have been capitalized in the periods covered by these financial statements that do not meet the criteria for capitalization under both Canadian and U.S. generally accepted accounting standards.

DEFERRED MINING COSTS
Mining costs incurred to remove ore and waste from an open pit and to access new production areas in an underground mine are capitalized as long-term deferred costs. These costs are deferred because they relate to gold that will be produced in future years and they are charged to operating costs in the period that the related production occurs.

For open pit operations, mining costs are capitalized on an individual mine basis, using the ratio of total tons of waste and ore to be mined to total gold ounces to be recovered over the life of the mine. Costs are capitalized in periods when the ratio of tons mined to gold produced exceeds the expected average for the mine. Amortization occurs in periods when the ratio is less than the expected average. This accounting method considers variations in grade and recovery in addition to waste-to-ore ratios and results in the recognition of mining costs evenly over the life of the mine as gold is produced.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

FOR UNDERGROUND MINING OPERATIONS, THE COSTS OF ACCESSING AND DEVELOPING NEW production areas are deferred and expensed as operating costs in the period in which the related production occurs.

EXPLORATION COSTS
The costs of exploration programs are expensed as incurred.

RECLAMATION AND MINE CLOSURE COSTS
Estimated site restoration and closure costs for each producing mine are charged against operating earnings on the unit-of-production method based on estimated recoverable ounces of gold.

INCOME TAXES
The Company uses the liability method of accounting for income taxes whereby deferred income taxes are based on applying statutory tax rates to the differences between the carrying amounts of assets and liabilities for accounting and tax purposes. A valuation adjustment is provided against deferred income tax assets unless they are considered more likely than not to be realized.

PROPERTY EVALUATIONS
The Company annually reviews detailed engineering life-of-mine plans for each mine. Long-lived assets are evaluated for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Expected future undiscounted cash flows are calculated using estimated recoverable ounces of gold (considering proven and probable mineral reserves and mineral resources expected to be converted into mineral reserves), future sales prices (considering current and historical prices, price trends and related factors), operating costs, capital expenditures, reclamation and mine closure costs. Reductions in the carrying amount of long-lived assets, with a corresponding charge to earnings, are recorded to the extent that the estimated future cash flows are less than the carrying amount.

The Company's estimates of future cash flows are subject to risks and uncertainties. It is possible that changes may occur which could affect the recoverability of the Company's long-lived assets.

For the purpose of preparing financial information in accordance with United States generally accepted accounting principles, estimated recoverable ounces of gold include proven and probable reserves. Impairment amounts reported in these financial statements under Canadian or U.S. generally accepted accounting standards are not affected by this difference.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Reserve risks
If the Company were to determine that its reserves and future cash flows should be calculated at a significantly lower gold price than the $300 per ounce price used at December 31, 2002, there would likely be a material reduction in the amount of gold reserves. In addition, if the price realized by the Company for its gold or silver bullion were to decline substantially below the price at which mineral reserves were calculated for a sustained period of time, the Company potentially could experience material write-downs of its investment in its mining properties. Under certain of such circumstances, the Company might discontinue the development of a project or mining at one or more of its properties or might temporarily suspend operations at a producing property and place that property in a "care and maintenance" mode. Reserves could also be materially and adversely affected by changes in operating and capital costs and short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades and ore types.

Significant changes in the life-of-mine plans can occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, and other factors. Changes in the significant assumptions underlying future cash flow estimates, including assumptions regarding precious metals prices, may have a material effect on future carrying values and operating results.

CAPITALIZATION OF INTEREST
Interest cost is capitalized on construction programs until the facilities are ready for their intended use.

EMPLOYEE BENEFIT PLANS
Obligations and related costs under defined contribution employee benefit plans are accrued as the benefits are earned by the employees. The Company does not have any defined benefit plans.

STOCK-BASED COMPENSATION PLANS
The Company has three stock-based compensation plans, which are described in note 12. No compensation expense is recognized for these plans when the stock or stock options are issued to employees. Any consideration paid by employees on the exercise of stock options is credited to share capital.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

HEDGING ACTIVITIES
The Company's profitability is subject to changes in gold and silver prices, exchange rates, interest rates and certain commodity prices. To reduce the impact of such changes, the Company locks in the future value of certain of these items through hedging transactions. These transactions are accomplished through the use of derivative financial instruments, the value of which is derived from movements in the underlying prices or rates.

The gold- and silver-related instruments used in these transactions include forward sales contracts and options. These forward sales contracts obligate the Company to sell gold or silver at a specific price on a future date. Call options give the holder the right, but not the obligation to buy gold or silver at a specific future date at a specific price. These tools reduce the risk of gold and silver price declines, but also could limit the Company's participation in increases of gold and silver prices. The Company engages in forward currency-exchange contracts to reduce the impact on the Lupin mine's operating costs caused by fluctuations in the exchange rate of U.S. dollars to Canadian dollars.

Gains and losses resulting from hedging activities are recognized in earnings on a basis consistent with the hedged item. When hedged production is sold, revenue is recognized in amounts implicit in the commodity loan, delivery commitment or option agreement. Gains or losses on foreign currency are recorded in operating costs, or capitalized in the cost of assets, when the hedged Canadian dollar transactions occur. Gains and losses on early termination of hedging contracts are deferred until the formerly hedged items are recognized in earnings. Premiums paid or received on gold and silver option contracts purchased or sold are deferred and recognized in earnings on the option expiration dates. Call options written after October 24, 2000 are carried at fair value in accordance with Emerging Issues Committee Abstract 113, "Accounting by Commodity Producers for Written Call Options."

2. INVENTORIES

                                                        2002              2001
 -------------------------------------------------------------------------------
 Precious metals bullion                        $      5,239      $     12,215
 In-process                                            4,332             5,720
 Materials and supplies                               11,263            11,571
 -------------------------------------------------------------------------------
                                                $     20,834      $     29,506
 -------------------------------------------------------------------------------


3. PROPERTY, PLANT AND EQUIPMENT

 NET BOOK VALUE                                                                             2002             2001
 -------------------------------------------------------------------------------------------------------------------
                                                   Plant and            Mining          Net Book         Net Book
 Property and percentage owned                     Equipment        Properties             Value            Value
 -------------------------------------------------------------------------------------------------------------------
 Round Mountain (50%)                           $     48,868      $     14,149      $     63,017     $     76,001
 McCoy/Cove (100%)                                     7,507                --             7,507           10,104
 Lupin (100%)                                         13,914             1,925            15,839           22,193
 Aquarius (100%)                                      29,994            12,943            42,937           43,680
 Other                                                   293                --               293            1,894
 -------------------------------------------------------------------------------------------------------------------
                                                $    100,576      $     29,017      $    129,593     $    153,872
 -------------------------------------------------------------------------------------------------------------------

 PLANT AND EQUIPMENT                                                      2002                               2001
 -------------------------------------------------------------------------------------------------------------------
                                                                      Net Book                           Net Book
                                                        Cost             Value              Cost            Value
 -------------------------------------------------------------------------------------------------------------------
 Land improvements and utility systems          $     69,062      $      2,047      $     72,977     $      3,220
 Buildings                                           157,597            20,496           153,779           25,466
 Equipment                                           391,157            47,029           385,086           53,371
 Construction in progress                             37,005            31,004            43,337           38,912
 -------------------------------------------------------------------------------------------------------------------
                                                $    654,821      $    100,576      $    655,179     $    120,969
 -------------------------------------------------------------------------------------------------------------------

 MINING PROPERTIES                                                                          2002             2001
 -------------------------------------------------------------------------------------------------------------------
 Producing mines' acquisition and development costs                                 $    283,641     $    280,545
 Less accumulated amortization                                                           267,567          260,365
 -------------------------------------------------------------------------------------------------------------------
                                                                                          16,074           20,180
 Development properties' acquisition and development costs                                12,943           12,723
 -------------------------------------------------------------------------------------------------------------------
                                                                                    $     29,017     $     32,903
 -------------------------------------------------------------------------------------------------------------------

During 2002, the Company wrote down the carrying values of the Lupin mine. During 2001, the Company wrote down the carrying values of the Kettle River mine (note 9).

4. LONG-TERM INVESTMENTS AND OTHER ASSETS

                                                                               2002                2001
 ----------------------------------------------------------------------------------------------------------
 Modification of hedging contracts                                     $     16,291        $     29,305
 Deferred mining costs                                                       10,362              15,648
 Reclamation and other deposits                                              10,144              10,485
 Premiums paid on gold and silver option contracts                               --               1,871
 Other                                                                          185                 357
 ----------------------------------------------------------------------------------------------------------
                                                                             36,982              57,666
 Less current portion included in prepaid expenses and other assets              --               1,871
 ----------------------------------------------------------------------------------------------------------
                                                                       $     36,982        $     55,795
 ----------------------------------------------------------------------------------------------------------

MODIFICATION OF HEDGING CONTRACTS
Losses on the early termination or other restructuring of gold and silver hedging contracts are deferred until the formerly hedged items are recognized in earnings. The remaining deferred losses relate to gold to be produced at the Lupin mine and are expected to be recognized as follows: $5.2 million in 2003 and $11.1 million in 2004. Refer to note 6 for a discussion of the deferral of gains on the modification of hedging contracts and note 9 for a discussion on the provision for deferred losses previously relating to 2005 to 2008.

DEFERRED MINING COSTS
Deferred mining costs include $10.4 million (2001 - $13.8 million) in respect of deferred stripping at the Round Mountain mine and $nil (2001 - $1.9 million) in respect of underground costs at the Lupin mine. The deferred mining ratio for the Round Mountain mine in 2002 was 95 tons per ounce recovered (2001 - 112 tons, 2000 - 127 tons). During 2002, the Company wrote off the remaining deferred mining costs for the Lupin mine (note 9).

PREMIUMS PAID ON GOLD AND SILVER HEDGING CONTRACTS
Premiums paid on gold and silver hedging contracts are deferred and recognized in earnings on their expiration dates. These deferred premiums were recognized in 2002. Refer to note 6 for a discussion of the deferral of premiums received on gold and silver option contracts sold.

5. DEBT AND OTHER FINANCINGS

                                                                 2002              2001
 ----------------------------------------------------------------------------------------
 Revolving credit facility                               $         --      $     17,000
 Capital securities (note 7)                                       --             6,714
 ----------------------------------------------------------------------------------------
                                                                   --            23,714
 Less current portion                                              --            17,000
 ----------------------------------------------------------------------------------------
                                                         $         --      $      6,714
 ----------------------------------------------------------------------------------------

CURRENCY LOANS
In May 2002, the Company repaid the remaining $17.0 million on its revolving credit facility.

OTHER INFORMATION
The Company had $19.2 million in outstanding surety bonds and letters of credit at December 31, 2002, primarily related to the bonding of future reclamation obligations. At December 31, 2002, annual fees on the letters of credit range from 0.5% to 1.25%.

Interest payments were $0.3 million in 2002, $1.8 million in 2001 and $4.3 million in 2000.


6. DEFERRED INCOME
                                                                      2002              2001
 ----------------------------------------------------------------------------------------------
 Modification of hedging contracts                            $      6,393      $     47,042
 Premiums received on gold and silver hedging contracts                 --               876
 ----------------------------------------------------------------------------------------------
                                                                     6,393            47,918
 Less current portion                                                   --               876
 ----------------------------------------------------------------------------------------------
                                                              $      6,393      $     47,042
 ----------------------------------------------------------------------------------------------

MODIFICATION OF HEDGING CONTRACTS
Gains on the early termination or other restructuring of gold, silver and foreign currency hedging contracts are deferred until the formerly hedged items are recognized in earnings. The remaining deferred gains relate to gold to be produced at the Lupin mine are expected to be recognized as follows: $2.5 million in 2003 and $3.9 million in 2004. Refer to note 4 for a discussion of the deferral of losses on the modification of hedging contracts and note 9 for a discussion on the provision for deferred gains previously relating to 2005 and 2006.

PREMIUMS RECEIVED ON GOLD AND SILVER OPTION CONTRACTS
Premiums received on gold and silver option contracts sold are deferred and recognized in earnings on the option expiration dates. These deferred premiums were recognized in 2002. Refer to note 4 for a discussion of the deferral of premiums paid on gold and silver hedging contracts.

7. CAPITAL SECURITIES

In 1997, the Company issued $100.0 million of 11% capital securities due in April 2027. The effective interest rate on the capital securities was 11%, or 12% compounded semi-annually during a period of interest deferral.

On April 3, 2002 the Company issued 361,561,230 common shares in exchange for all of its capital securities (note 12). Prior to the exchange, the present value of the capital securities' principal amount was classified as debt (note
5) and the present value of the future interest payments plus deferred accrued interest was classified within a separate component of shareholders' equity. Interest on the debt portion of the capital securities was classified as interest expense on the consolidated statement of earnings and interest on the equity portion of the capital securities was charged directly to deficit on the consolidated balance sheet. The loss on conversion of the capital securities was charged proportionately between earnings and deficit (note 12). For purposes of per share calculations, the equity portions of interest and the loss on conversion decreases the earnings attributable to common shareholders. See note 13 for a discussion of differences in treatment of the capital securities under generally accepted accounting principles in the United States.


8. RECLAMATION AND MINE CLOSURE LIABILITIES
                                                                                             2002             2001
 --------------------------------------------------------------------------------------------------------------------
 Round Mountain                                                                      $     16,862     $     13,674
 McCoy/Cove                                                                                11,186           17,546
 Lupin                                                                                     11,405            9,584
 Kettle River                                                                               9,251            9,119
 Sunnyside                                                                                  2,368            3,644
 --------------------------------------------------------------------------------------------------------------------
                                                                                           51,072           53,567
 Less current portion                                                                       4,560            3,841
 --------------------------------------------------------------------------------------------------------------------
                                                                                     $     46,512     $     49,726
 --------------------------------------------------------------------------------------------------------------------

At December 31, 2002, the Company's estimate of future reclamation and mine closure costs is $61.6 million, which it believes will meet current regulatory requirements. The aggregate obligation accrued to December 31, 2002 was $51.1 million, including accruals of $5.1 million in 2002, $7.4 million in 2001, and $10.6 million in 2000. Effective February 7, 2003, McCoy/Cove and its associated reclamation obligation were conveyed to Newmont as described in note 18. Any unused accrual will be taken into income at that time. Remaining requirements including $14.5 million at Round Mountain and $3.1 million at Lupin, will be accrued on the unit-of-production method over the remaining life of each mine.
In addition, the Company has posted bonds, cash deposits and letters of credit totaling $30.6 million and corporate guarantees totaling $33.3 million as required by various regulatory agencies. Assumptions used to estimate reclamation and mine closure costs are based on the work that is required under currently applicable permits, laws and regulations. These estimates may change based on future changes in operations, cost of reclamation activities and regulatory requirements.

9. INTEREST AND OTHER
                                                                                2002           2001           2000
 -------------------------------------------------------------------------------------------------------------------
 Interest income                                                        $       (441)   $      (760)    $     (964)
 Interest expense                                                                719          2,560          5,194
 Gain on sale of plant and equipment                                          (1,242)          (700)          (251)
 Reclamation provision (recovery)                                              1,424          1,338         (2,048)
 Provision for impaired assets                                                 7,000          3,046             --

 Provision for deferred gains and losses on modified hedge contracts           3,098             --             --
 Allowance for bad debts (note 17)                                             1,509             --             --
 Other                                                                         1,353            622          1,081
 -------------------------------------------------------------------------------------------------------------------
                                                                        $     13,420    $     6,106     $    3,012
 -------------------------------------------------------------------------------------------------------------------

PROVISION FOR IMPAIRED ASSETS
The recoverability of the Company's carrying values of its operating and development properties are assessed by comparing carrying values to estimated future net cash flows from each property when conditions are present indicating impairment may exist. In 2002, the Company recorded a $7.0 million provision for impaired assets relating to its Lupin mine including $4.0 million of plant and equipment and $3.0 million of deferred mining costs due to higher than anticipated costs resulting from unexpected development challenges and changes in future expectations of the strength of the Canadian dollar relative to the United States dollar. In 2001, the Company recorded a $3.1 million provision for impaired assets and a $1.3 million reclamation provision relating to its Kettle River mine due to an unexpected decrease in reserves.

PROVISION FOR DEFERRED GAINS AND LOSSES ON MODIFIED HEDGE CONTRACTS
Gains and losses on the early termination or other restructuring of gold hedging contracts are deferred until the formerly hedged items are recognized in earnings to the extent that future mine production is available to meet the original hedge commitments. Should circumstances change such that formerly hedged anticipated future production is no longer considered likely to occur, the related deferred gains and losses are recognized in earnings in the period in which this determination is made. As a result, deferred losses of $4.6 million, $1.9 million, $0.7 million and $0.9 million relating to 2005, 2006, 2007 and 2008 respectively and deferred gains of $3.7 million and $1.3 million relating to 2005 and 2006 respectively, have been recognized in 2002 with respect to the Lupin mine.

10. INCOME TAX EXPENSE

GEOGRAPHIC COMPONENTS
The geographic components of earnings before income tax expense and income tax expense were as follows.

                                                                          2002              2001             2000
 -------------------------------------------------------------------------------------------------------------------
 Earnings (loss) before income taxes:
    Canada                                                        $    (30,583)     $        952     $        637
    United States and other                                             23,042            (9,777)          16,176
 -------------------------------------------------------------------------------------------------------------------
                                                                  $     (7,541)     $     (8,825)    $     16,813
 -------------------------------------------------------------------------------------------------------------------
 Current income tax expense:
    Canada                                                        $        149      $        166     $        201
    United States and other                                                 --                45              451
 -------------------------------------------------------------------------------------------------------------------
                                                                           149               211              652
 -------------------------------------------------------------------------------------------------------------------
 Deferred income tax expense (recovery):
    Canada                                                                  --            (3,358)          (2,400)
    United States and other                                                 --                --               --
 -------------------------------------------------------------------------------------------------------------------
                                                                            --            (3,358)          (2,400)
 -------------------------------------------------------------------------------------------------------------------
 Income tax expense (recovery)                                    $        149      $     (3,147)    $     (1,748)
 -------------------------------------------------------------------------------------------------------------------

EFFECTIVE TAX RATE
The effective tax rate on the Company's earnings differed from the combined
Canadian federal and provincial corporate income tax rates of 41.2% for 2002 and
43.1% for 2001 and 2000 for the following reasons.
                                                                          2002              2001             2000
 -------------------------------------------------------------------------------------------------------------------
 Earnings (loss) before income taxes                              $     (7,541)     $     (8,825)    $     16,813
 -------------------------------------------------------------------------------------------------------------------
 Income tax effect of:
    Expected Canadian federal and provincial corporate
      income taxes                                                $     (8,679)     $     (3,805)    $      7,246
    Utilization of net operating loss                                       --                --           (5,760)
    Operating loss from which no tax benefit is derived                  8,650             3,964               --
    Canadian resource allowance and earned depletion                       304              (172)             113
    Foreign earnings subject to different income tax rates                  --               965           (1,326)
    Other items                                                           (126)           (4,099)          (2,021)
 -------------------------------------------------------------------------------------------------------------------
 Income tax expense (recovery)                                    $        149      $     (3,147)    $     (1,748)
 -------------------------------------------------------------------------------------------------------------------
 Effective tax rate (current and deferred)                               (2.0%)            35.7%           (10.4%)
 -------------------------------------------------------------------------------------------------------------------

LOSS CARRYFORWARDS
At December 31, 2002, the Company had U.S. net operating loss carryforwards of approximately $419 million to apply against future taxable income and $215 million to apply against future alternative minimum taxable income. These loss carryforwards do not include the provisions for impaired assets, which have not yet been recognized fully for income tax purposes. The net operating loss carryforwards expire at various times from 2003 to 2022. Additionally, the Company has Canadian non-capital loss carryforwards of approximately $89 million and net capital loss carryforwards of approximately $204 million. The non-capital loss carryforwards expire at various times from 2003 to 2009. The net capital loss carryforwards have no expiration date.

10. INCOME TAX EXPENSE (cont'd.)

DEFERRED TAX LIABILITIES AND ASSETS
Significant components of the Company's deferred tax liabilities and assets are as follows.

                                                                              2002                                 2001
 -----------------------------------------------------------------------------------------------------------------------
                                                                U.S.                                 U.S.
 millions of U.S. dollars                          Canada  and other        Total       Canada   and other       Total
 -----------------------------------------------------------------------------------------------------------------------
 Deferred tax liabilities:
    Tax over book depreciation and depletion     $     --    $    --     $     --     $    3.3    $    --     $    3.3
    Other tax liabilities                             0.9         --          0.9          2.7         --          2.7
 -----------------------------------------------------------------------------------------------------------------------
 Total deferred tax liabilities                       0.9         --          0.9          6.0         --          6.0
 -----------------------------------------------------------------------------------------------------------------------
 Deferred tax assets:
    Net operating loss and other carryforwards      120.7       148.7       269.4        120.3       147.9       268.2
    Book over tax depreciation and depletion         36.0        23.7        59.7         33.0        21.3        54.3
    Accrued liabilities                               5.7         8.3        14.0          5.1        17.6        22.7
    Other tax assets                                  3.1         4.7         7.8          1.8         4.7         6.5
 -----------------------------------------------------------------------------------------------------------------------
 Total deferred tax assets before allowance         165.5       185.4       350.9        160.2       191.5       351.7
 Valuation allowance for deferred tax assets       (165.5)     (185.4)     (350.9)      (155.1)     (191.5)     (346.6)
 -----------------------------------------------------------------------------------------------------------------------
 Total deferred tax assets                             --         --           --          5.1         --          5.1
 -----------------------------------------------------------------------------------------------------------------------
 Net deferred tax liabilities                    $    0.9    $    --     $    0.9     $    0.9    $    --     $    0.9
 -----------------------------------------------------------------------------------------------------------------------

The net increase in the valuation allowance for deferred tax assets was $4.3 million for 2002 and $6.1 million for 2001.

INCOME TAX PAYMENTS
Income tax payments were $0.1 million in 2002, $0.7 million in 2001 and $0.2 million in 2000.

11. PREFERRED SHARES

The Company is authorized to issue an unlimited number of preferred shares, issuable in series. Each series is to consist of such number of shares and to have such designation, rights, privileges, restrictions and conditions as may be determined by the directors. No preferred shares are currently issued.

12. CAPITAL STOCK

                                                                                Units                     Amount
 -----------------------------------------------------------------------------------------------------------------------
 Common shares
 Balance, December 31, 2001 and 2000                                      140,607,145             $      713,343
 Issued in exchange for capital securities and accrued                    361,561,230                    303,711
 interest
 Units offering, net of issuance costs                                     39,100,000                     23,236
 Issued upon exercise of warrants                                               4,300                          4
 -----------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 2002                                               541,272,675             $    1,040,294
 -----------------------------------------------------------------------------------------------------------------------
 Warrants
 Balance, December 31, 2001                                                        --             $           --
 Units offering, net of issuance costs                                     39,100,000                      2,277
 Warrants exercised                                                            (4,300)                        --
 -----------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 2002                                                39,095,700             $        2,277
 -----------------------------------------------------------------------------------------------------------------------

12. CAPITAL STOCK (cont'd.)

CAPITAL SECURITIES RETIREMENT
On April 3, 2002 the Company issued 361,561,230 common shares, representing approximately 72% of the outstanding common shares after giving effect to such issuance, in exchange for all of its $100 million aggregate principal amount of 11% junior subordinated debentures due 2027, plus accrued and unpaid interest thereon (the "capital securities").

Following this issuance of common shares, and as at April 3, 2002, the principal holders of the Company's common shares and their respective ownership positions in the Company were Newmont Mining Corporation of Canada Limited ("Newmont Canada") (48.8%) and Kinross (11.4%). In connection with the completion of the capital securities exchange, three directors of the Company resigned from the board of directors. Two of the vacancies created by these resignations were filled by executive officers of Newmont Canada.

As a result of eliminating the capital securities, the Company recorded an increase to common shares of $303.7 million, based on their quoted market value at the date of issue. The quoted market value of the common shares issued exceeded the book value of the capital securities by $134.8 million. This difference, along with transaction costs of $3.0 million, were recorded proportionately between interest expense ($5.5 million) and deficit ($132.3 million) in the second quarter of 2002 based on the debt and equity classifications of the capital securities.

UNITS OFFERING
In May 2002, the Company sold a total of 39,100,000 units at a price of $0.70 per unit for aggregate gross proceeds of approximately $27.4 million. Each unit consisted of one common share and one share purchase warrant. The common shares and the warrants comprising the units separated upon closing and trade separately on the Toronto Stock Exchange and the American Stock Exchange. As a consequence of the business combination described in note 18, each warrant, previously entitling the holder to purchase one common share of the Company, now entitles the holder to purchase 0.1733 of a post-consolidated Kinross common share at a price of $0.90, at any time prior to November 14, 2003.

DELISTING OF COMMON SHARES
In connection with the business combination described in note 18, the common shares of the Company were delisted from the Toronto Stock Exchange on February 5, 2003 and from the American Stock Exchange on January 31, 2003. Consequently, all of the common shares of the Company are owned by Kinross. The warrants continue to trade on both these exchanges until November 14, 2003.

DIVIDENDS
The Company has not paid dividends since 1996.

RESTRICTED SHARE GRANT PLAN
Effective February 1997, the Company adopted a restricted share grant plan to provide incentive to officers of the Company. As at December 31, 2002, the Company has reserved an aggregate of 750,000 common shares for issuance under the plan, but no grants are outstanding. In connection with the business combination described in note 18, no shares will be granted under this plan.

EMPLOYEE SHARE INCENTIVE PLAN AND DIRECTOR EQUITY PLAN
These plans provide for the granting of options to purchase common shares to officers and employees (under the Employee Share Incentive Plan) and to eligible directors (under the Director Equity Plan). Outstanding share options under the plans are exercisable at prices equal to the market value on the date of grant. The option holder may exercise each share option over a period of 10 years from the date of grant. Options generally vest in 25% increments on the first, second, third and fourth year anniversaries following the grant date. Option prices are denominated in Canadian dollars. No more grants are to be made under the Director Equity Plan.

12. CAPITAL STOCK (cont'd.)

EFFECT OF BUSINESS COMBINATION ON SHARE OPTIONS
In connection with the business combination described in note 18, no more grants are to be made under the Employee Share Incentive Plan. All outstanding options vested effective January 31, 2003, with each being converted into 0.1733 of a Kinross share option. These Kinross share options are excercisable at prices disclosed below multiplied by 5.7703 giving effect to the conversion ratio, described in note 18, into common shares of Kinross. All options outstanding under the Employee Share Incentive Plan expire on January 31, 2004 while options outstanding under the Director Equity Plan remain outstanding in accordance with the original terms of the plan. As at January 31, 2003, there were 584,854 Kinross share options outstanding and exercisable at a weighted average price of $51.60 under the Employee Share Incentive Plan and 39,409 Kinross share options outstanding and exercisable at a weighted average price of $66.00 under the Director Equity Plan. Kinross share option prices are denominated in Canadian dollars.

Changes in the number of options outstanding during the three years ended December 31, 2002 were as follows.

                                                EMPLOYEE SHARE INCENTIVE PLAN                 DIRECTOR EQUITY PLAN
                                                -----------------------------                 --------------------
                                                                     Weighted                             Weighted
                                                   Number of          Average        Number of             Average
                                                      Shares   Exercise Price           Shares      Exercise Price
--------------------------------------------- ----------------------------------- ----------------------------------
Options outstanding, December 31, 1999             5,493,686        C$    8.82         240,450         C$   11.14
2000:   Options granted                                   --                --              --                 --
        Options expired                             (100,458)            12.88              --                 --
        Options forfeited                         (1,021,417)             8.92         (13,000)              5.85
--------------------------------------------- ----------------- ----------------- ---------------- -----------------
Options outstanding, December 31, 2000             4,371,811        C$    8.71         227,450         C$   11.44
2001:   Options granted                                   --                --              --                 --
        Options expired                              (64,655)             8.88              --                 --
        Options forfeited                           (666,589)             8.66         --                      --
--------------------------------------------- ----------------- ----------------- ---------------- -----------------
Options outstanding, December 31, 2001             3,640,567        C$    8.72         227,450         C$   11.44
2002:   Options granted                                   --                --              --                 --
        Options expired                              (37,100)             5.75              --                 --
        Options forfeited                           (133,295)             5.10              --                 --
--------------------------------------------- ----------------- ----------------- ---------------- -----------------
Options outstanding, December 31, 2002             3,470,172        C$    8.89         227,450         C$   11.44
--------------------------------------------- ----------------- ----------------- ---------------- -----------------

The number and weighted average price of shares exercisable under the Employee Share Incentive Plan are 3,270,047 at C$9.27 at December 31, 2002; 3,076,154 at C$9.80 at December 31, 2001; and 3,389,484 at C$10.41 at December 31, 2000. The
number and weighted average price of shares exercisable under the Director Equity Plan are 227,450 at C$11.44 at December 31, 2002; 217,700 at C$11.78 at
December 31, 2001; and 196,575 at C$12.40 at December 31, 2000.

12. CAPITAL STOCK (cont'd.)

Options outstanding at December 31, 2002 had the following characteristics.

                                                     Weighted         Weighted                          Weighted
       Number of                             Average Exercise          Average     Number of    Average Exercise
          Shares                 Exercise     Price of Shares      Years Until        Shares     Price of Shares
     Outstanding              Price Range         Outstanding       Expiration   Exercisable         Exercisable
-------------------- ---------------------- ------------------ --------------- --------------- --------------------
 EMPLOYEE SHARE INCENTIVE PLAN
       1,331,444      C$2.55   -   C$3.59          C$   2.94                6      1,131,319          C$    3.01
       1,391,815        6.75   -    13.75              10.49                4      1,391,815               10.49
         746,913       15.75   -    19.63              16.51                2        746,913               16.51
 DIRECTOR EQUITY PLAN
         143,000      C$3.70   -  C$12.50          C$   8.67                4        143,000          C$    8.67
          84,450       14.63   -    18.25              16.13                2         84,450               16.13
-------------------- ---------------------- ------------------ --------------- --------------- --------------------

13. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

U.S. GAAP financial statements
The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada, which differ in some respects from those in the United States, as described below.

In accordance with Canadian GAAP, the present value of the principal amount of the capital securities issued in 1997 was classified as debt within gold and other financings, while the present value of the future interest payments was classified as a separate component of shareholders' equity (note 7). The deferred accrued interest was classified within this equity component as the Company had the option to satisfy the deferred interest by delivering common shares. The related issuance costs were allocated proportionately to deferred financing charges and retained earnings based on the debt and equity classifications. Interest on the capital securities had been allocated proportionately to interest expense and deficit based on the debt and equity classifications. Under U.S. GAAP, the face value of the securities would be classified entirely as debt within gold and other financings; the related issuance costs would be classified as deferred financing charges within long-term investments and other assets and would be amortized to interest expense over the life of the securities; and the interest on the capital securities would be classified entirely as interest expense. The loss on the retirement of the capital securities was recorded proportionately between interest expense and deficit under Canadian GAAP while the entire loss has been presented as a current period extraordinary item for U.S. GAAP.

In accordance with Canadian GAAP, certain long-term foreign exchange contracts are considered to be hedges of the cost of goods to be purchased in foreign currencies in future periods. Gains and losses related to changes in market values of such contracts are recognized as a component of the cost of goods when the related hedged purchases occur. In 2001, the Company recognized $2.8 million in deferred foreign exchange gains. Under U.S. GAAP, foreign exchange contracts would be carried at market value and changes included in current earnings.

In accordance with Canadian GAAP, the Company's short-term share investments are carried at the lower of cost or market based on quoted market prices. Under U.S. GAAP, these investments would have been marked to market, with unrealized gains or losses excluded from earnings and reported as accumulated other comprehensive income in shareholders' equity, net of tax.

In accordance with U.S. GAAP, gold call options sold would not qualify for hedge accounting and therefore would be marked to market at each period end. As a result, the Company recorded a loss of $0.8 million in 2001 and a gain of $3.0 million in 2000 under U.S. GAAP.

13. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (cont'd.)

In accordance with Canadian GAAP, capitalized mine development costs include expenditures incurred to develop new ore bodies, to define further resources in existing ore bodies and to expand the capacity of operating mines. The Company capitalized development costs of $2.2 million in 2001 and $1.2 million in 2000 for the extension to the K-2 deposit at the Kettle River mine. Under U.S. GAAP, development costs are capitalized only when converting mineralized material to reserves or for further delineation of existing reserves. The development expenditures resulted in additions to mineralized material but did not add to mineral reserves. Therefore under U.S. GAAP, the expenditures would be classified as exploration expense.

The effects on the consolidated statement of earnings of the above differences would have been as follows.

                                                                         2002               2001                2000
 -----------------------------------------------------------------------------------------------------------------------
 Net earnings (loss) under Canadian GAAP                         $     (7,690)      $     (5,678)       $     18,561
 Additional interest expense on capital securities                     (4,739)           (17,307)            (15,397)
 Loss on conversion of capital securities                               5,461                 --                  --
 Modification of derivative contracts realized in net                     814                 --                  --
 earnings
 Change in market value of foreign exchange contracts                     384                426                 948
 Amortization of deferred financing costs on capital                       --               (634)               (633)
 securities
 Change in market value of option contracts                                --             (1,291)              2,964
 Amortization of deferred foreign exchange gains                           --             (2,846)             (3,149)
 Transition adjustment on adoption of FAS 133                              --             (3,090)                 --
 Unrealized loss on short-term investments                                 --                150                  28
 Kettle River exploration expense                                          --             (2,234)             (1,229)
 Kettle River amortization expense                                         --              2,103                 163
 Provision for impaired Kettle River assets                                --              1,305                  --
 -----------------------------------------------------------------------------------------------------------------------
 Net earnings (loss) under U.S. GAAP before
    extraordinary loss                                           $     (5,770)      $    (29,096)       $      2,256
 Loss on retirement of capital securities, net of nil tax            (137,763)                --                  --
 effect
 -----------------------------------------------------------------------------------------------------------------------
 Net earnings (loss) under U.S. GAAP                             $   (143,533)      $    (29,096)       $      2,256
 -----------------------------------------------------------------------------------------------------------------------
 Earnings (loss) per share under U.S. GAAP
 - basic and diluted
    - before extraordinary loss                                  $      (0.01)      $      (0.21)       $       0.02
    - extraordinary loss                                                (0.32)             (0.21)               0.02
 -----------------------------------------------------------------------------------------------------------------------
    - after extraordinary loss                                   $      (0.33)      $      (0.21)       $       0.02
 -----------------------------------------------------------------------------------------------------------------------
 Weighted average number  of shares outstanding (thousands)
    - basic                                                           429,783            140,607             140,607
    -diluted                                                          429,783            140,607             140,607
 -----------------------------------------------------------------------------------------------------------------------

13. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (cont'd.)

The effects of the GAAP differences on the consolidated balance sheet would have been as follows.

                                         Canadian     Short-term    Derivative                        U.S.
 December 31, 2002                           GAAP    Investments    Contracts       Other             GAAP
 ------------------------------------------------------------------------------------------------------------
 Short-term investments                $    7,183     $   17,490    $       --    $       --    $   24,673
 Long-term investments and other           36,982             --       (15,766)           --        21,216
 assets
 Deferred income                            6,393             --        (6,393)           --            --
 Common shares                          1,042,571             --            --        36,428     1,078,999
 Deficit                                 (879,238)           178        (2,224)      (36,428)     (917,712)
 Foreign currency translation             (26,659)            --            --        26,659            --
 Accumulated other comprehensive loss          --         17,312        (7,149)      (26,659)      (16,496)
 Shareholders' equity (deficit)           136,674         17,490        (9,373)           --       144,791
 ------------------------------------------------------------------------------------------------------------

                                         Canadian      Capital      Derivative                        U.S.
 December 31, 2001                           GAAP     Securities    Contracts       Other             GAAP
 ------------------------------------------------------------------------------------------------------------
 Short-term investments                $    1,910     $       --    $       --    $    2,636    $    4,546
 Long-term investments and other           55,795            158       (29,305)          141        26,789
 assets
 Accounts payable and accrued              24,284             --           691            --        24,975
 liabilities
 Debt and other financings                 23,714         93,286            --            --       117,000
 Deferred income                           47,918             --       (47,918)           --            --
 Accrued interest on capital                   --         64,167            --            --        64,167
 securities
 Common shares                            713,343             --            --        36,428       749,771
 Capital securities                       157,453       (157,453)           --            --            --
 Deficit                                 (734,665)           158        (3,563)      (36,109)     (774,179)
 Foreign currency translation             (29,305)            --            --        29,305            --
 Accumulated other comprehensive loss          --             --        21,485       (26,847)       (5,362)
 Shareholders' equity (deficit)           106,826       (157,295)       17,922         2,777       (29,770)
 ------------------------------------------------------------------------------------------------------------

The continuity of shareholders' equity (deficit) from December 31, 2001 to December 31, 2002 under U.S. GAAP would have been as follows.

 -------------------------------------------------------------------------------------
 Balance, beginning of year                                           $    (29,770)
 Net loss                                                                 (143,533)
 Common shares issued in exchange for capital securities                   303,711
 Units offering, net of issuance costs                                      25,513
 Common shares issued upon exercise of warrants                                  4
 Other comprehensive loss                                                  (11,134)
 -------------------------------------------------------------------------------------
 Balance, end of year                                                 $    144,791
 -------------------------------------------------------------------------------------

13. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (cont'd.)

The following statement of comprehensive income (loss) would be disclosed in accordance with U.S. GAAP.

                                                                    200019982002             2001            2000
 -------------------------------------------------------------------------------------------------------------------
 Net earnings (loss) under U.S. GAAP                               $    (143,533)   $     (29,096)  $       2,256
 -------------------------------------------------------------------------------------------------------------------
 Other comprehensive income (loss), after a nil income tax effect:
    Unrealized gain on share investments arising during period            14,854            1,726             732
    Foreign currency translation adjustments                               2,646           (4,351)         (2,940)
    Transition adjustment on adoption of FAS 133                              --           39,234              --
    Modification of derivative contracts realized in net income          (28,634)         (17,749)             --
 -------------------------------------------------------------------------------------------------------------------
 Other comprehensive income (loss)                                       (11,134)          18,860          (2,208)
 -------------------------------------------------------------------------------------------------------------------
 Comprehensive income (loss)                                       $    (154,667)   $     (10,236)  $          48
 -------------------------------------------------------------------------------------------------------------------

Additionally, under U.S. GAAP, the equity section of the balance sheet would present a subtotal for accumulated other comprehensive loss, as follows.

                                                               2002              2001
 --------------------------------------------------------------------------------------
 Unrealized gain on share investments                  $     17,312      $      2,458
 Modification of derivative contracts                        (7,149)           21,485
 Foreign currency translation                               (26,659)          (29,305)
 --------------------------------------------------------------------------------------
 Accumulated other comprehensive loss                  $    (16,496)     $     (5,362)
 --------------------------------------------------------------------------------------

STOCK-BASED COMPENSATION
Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation," gives the option to either follow fair value accounting or to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related Interpretations. The Company has determined that it will elect to continue to follow APB No. 25 and related Interpretations in accounting for its employee and director stock options in financial information prepared in conformity with U.S. GAAP.

In accordance with Canadian GAAP and U.S. GAAP (under APB No. 25), the Company does not recognize compensation expense for stock option grants in the earnings statement, as the market prices of the underlying stock on the grant dates do not exceed the exercise prices of the options granted.

13. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (cont'd.)

Had the Company adopted Statement No. 123 for its U.S. GAAP disclosure, the following net earnings and losses would have been reported.

                                                                    2002               2001               2000
-------------------------------------------------------- ------------------ ------------------ ------------------
Net earnings (loss) under U.S. GAAP                         $   (143,533)      $    (29,096)      $      2,256
Pro forma stock compensation expense,
   after a nil income tax effect                                    (323)              (405)              (929)
-------------------------------------------------------- ------------------ ------------------ ------------------
Pro forma net earnings (loss) under U.S. GAAP               $   (143,856)      $    (29,501)      $      1,327
-------------------------------------------------------- ------------------ ------------------ ------------------
Pro forma earnings (loss) per share under U.S. GAAP         $      (0.33)      $      (0.21)      $       0.01
-------------------------------------------------------- ------------------ ------------------ ------------------

The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted, assuming a weighted average option life of six years, a risk-free interest rate of 6.25%, a zero dividend yield and a volatility factor of 60% for 1999 grants. The weighted average fair value of options granted was estimated at $1.08 per share in 1999. There were no grants in 2002, 2001 or 2000.

Derivative instruments and hedging activities
On January 1, 2001, the Company implemented FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" and Statement No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities." The Company has designated its gold forward contracts as normal sales as defined by Statement No. 138 and these contracts are therefore excluded from the scope of Statement No. 133. Foreign exchange contracts and gold call options have not been designated as hedges for U.S. GAAP purposes and are recognized at fair value on the balance sheet with changes in fair value recorded in earnings. Gains and losses on the early termination or other restructuring of gold, silver and foreign currency hedging contracts are deferred in accumulated other comprehensive income until the formerly hedged items are recorded in earnings. The transition adjustment recorded under U.S. GAAP at January 1, 2001 decreased assets by $18.3 million, liabilities by $54.4 million and net earnings by $3.1 million, and increased accumulated other comprehensive income by $39.2 million.

13. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (cont'd.)

Recent accounting pronouncements
In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 amends SFAS 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies", and requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The Company will adopt SFAS 143 in 2003. The Company has not yet determined the impact of this Statement on its financial statements.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This pronouncement is effective for exit or disposal activities that are initiated after December 31, 2002 and requires these costs to be recognized when the liability is incurred and not at project initiation. The Company is reviewing the provisions of the Statement, but has not yet determined the impact of this Statement on its financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51 - Consolidated Financial Statements to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The Company does not conduct any transactions through variable interest entities and does not expect FIN 46 to have an impact on its financial statements.

In 2002, the CICA Handbook Sections 3063 - Impairment of Long Lived Assets and 3475 - Disposal of Long Lived Assets and Discontinued Operations were harmonized with SFAS 144. The standards will require an impairment loss to be recognized when the carrying amount of an asset held for use exceeds the sum of estimated undiscounted future net cash flows. The impairment loss would be measured as the amount by which the carrying amount exceeds the fair value of the asset. An asset held for sale is to be measured at the lower of carrying cost or fair value less cost to sell. In addition, this guidance broadens the concept of a discontinued operation and eliminates the ability to accrue operating losses expected between the measurement date and the disposal date. Section 3063 is effective for fiscal years beginning on or after April 1, 2003, and Section 3475 applies to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003. The sections will be applied prospectively with early adoption encouraged.

In 2002, the Accounting Standards Board of the CICA issued Accounting Guidelines No. 13 that increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guideline requires the discontinuance of hedge accounting for hedging relationships established that do not meet the conditions at the date it is first applied. It does not change the method of accounting for derivatives in hedging relationships. The new guideline is applicable for fiscal years commencing July 1, 2003. The Company is evaluating the impact this standard might have on its results of operations and financial position.

In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45), which is effective for financial periods ending after December 15, 2002. FIN 45 defines guarantees to include indemnifications granted pursuant to contractual arrangements as well as contingent consideration.

13. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (cont'd.)

In 2003, the Accounting Standards Board of the CICA issued Accounting Guideline No. 14 - Disclosure of Guarantee. The guideline requires the disclosure of guarantees including indemnification pursuant to contractual arrangement. This guideline is consistent with FIN 45 described above.

Other
The estimated fair values of cash and cash equivalents, short-term investments and currency loans approximate their book values. The fair values were determined from quoted market prices or estimated using discounted cash flow analysis. See note 16 for further disclosure regarding estimated fair values of financial instruments.

14. JOINT VENTURES

Summarized below is the Company's 50% interest in the Round Mountain mine, accounted for by the proportionate consolidation method.

                                                                  2002                2001                 2000
 ------------------------------------------------------------------------------------------------------------------
 Revenues                                                 $    114,297        $    105,450         $     90,633
 Expenses:
    Operating costs                                             68,323              72,049               60,231
    Royalties                                                    7,618               6,881                5,585
    Production taxes                                             1,653                 664                  470
    Depreciation and amortization                               21,579              20,570               18,978
    Reclamation and mine closure                                 3,400               3,361                2,880
    Exploration                                                  1,009                 663                  529
    Other                                                         (440)               (761)                (753)
 ------------------------------------------------------------------------------------------------------------------
 Earnings before income taxes                             $     11,155        $      2,023         $      2,713
 ------------------------------------------------------------------------------------------------------------------

                                                                  2002                2001                 2000
 ------------------------------------------------------------------------------------------------------------------
 Current assets                                           $     40,371        $     40,224         $     33,425
 Non-current assets                                             96,555              96,376              109,211
 Current liabilities                                           (15,487)            (15,154)             (11,244)
 Non-current liabilities                                       (19,399)            (15,311)             (18,023)
 ------------------------------------------------------------------------------------------------------------------
 Equity                                                   $    102,100        $    106,135         $    113,369
 ------------------------------------------------------------------------------------------------------------------

                                                                  2002                2001                 2000
 ------------------------------------------------------------------------------------------------------------------
 Net cash provided from (used in):
    Operating activities                                  $     15,578        $     15,146         $     10,849
    Investing activities                                        (8,584)            (15,046)              (4,664)
    Financing activities                                            --                  --                   --
 ------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in cash                          $      6,994        $        100         $      6,185
 ------------------------------------------------------------------------------------------------------------------

15. SEGMENT INFORMATION

The Company's management regularly evaluates the performance of the Company by reviewing operating results on a minesite by minesite basis. As such, the Company considers each producing minesite to be an operating segment. The Company has two operating mines: Round Mountain in Nevada, United States and Lupin in Nunavut Territory, Canada. The Company ceased mining operations at its Kettle River in Washington, United States in October 2002 and at its McCoy/Cove mine in Nevada, United States at March 31, 2002. The Company recommenced operations at its Lupin mine in the Nunavut Territory, Canada in April 2000. All are 100% owned except for Round Mountain, which is 50% owned.

The Company's management generally monitors revenues on a consolidated basis. Information regarding the Company's consolidated revenues is provided below.

                                                                  2002                2001                 2000
 ------------------------------------------------------------------------------------------------------------------
 Total gold and silver revenues                           $    206,529        $    237,684         $    280,976
 Average gold price realized per ounce                    $        361        $        305         $        319
 Average silver price realized per ounce                  $       4.36        $       4.70         $       5.28
 ------------------------------------------------------------------------------------------------------------------
In making operating decisions and allocating resources, the Company's management specifically focuses on the production levels and operating costs incurred by each operating segment, as summarized in the following tables.

 Gold Production (ounces)                                               2002             2001              2000
 ------------------------------------------------------------------------------------------------------------------
 Round Mountain (50%)                                                377,747          373,475           320,064
 Lupin                                                               113,835          139,327           117,729
 Kettle River                                                         30,626           50,349            94,086
 McCoy/Cove                                                           16,501           94,633           162,784
 ------------------------------------------------------------------------------------------------------------------
 Total gold                                                          538,709          657,784           694,663
 ------------------------------------------------------------------------------------------------------------------

 Silver Production (ounces)                                             2002             2001              2000
 ------------------------------------------------------------------------------------------------------------------
 Total silver-all from McCoy/Cove                                  1,470,094        6,451,425        12,328,297
 ------------------------------------------------------------------------------------------------------------------


15. SEGMENT INFORMATION (cont'd.)

 Operating costs                                                        2002             2001              2000
 ------------------------------------------------------------------------------------------------------------------
 Round Mountain (50%)                                           $     68,323     $     72,049      $     60,501
 Lupin                                                                37,194           34,722            22,883
 Kettle River                                                          9,166           15,555            20,131
 McCoy/Cove                                                           13,453           53,015            69,920
 ------------------------------------------------------------------------------------------------------------------
 Total operating costs per financial statements                 $    128,136     $    175,341      $    173,435
 ------------------------------------------------------------------------------------------------------------------

 Royalties                                                              2002             2001              2000
 ------------------------------------------------------------------------------------------------------------------
 Round Mountain (50%)                                           $      7,618     $      6,880      $      5,585
 Kettle River                                                            140              504             1,221
 McCoy/Cove                                                               41              213             1,228
 ------------------------------------------------------------------------------------------------------------------
 Total royalties per financial statements                       $      7,799     $      7,597      $      8,034
 ------------------------------------------------------------------------------------------------------------------


 Depreciation and amortization                                          2002             2001              2000
 ------------------------------------------------------------------------------------------------------------------
 Round Mountain (50%)                                           $     21,578     $     20,570     $      18,978
 Lupin                                                                 5,112            5,226             4,874
 Kettle River                                                          2,508            2,011             2,637
 McCoy/Cove                                                            4,519           12,638            21,539
 Depreciation of non-minesite assets                                   1,554            1,656             2,636
 ------------------------------------------------------------------------------------------------------------------
 Total depreciation and amortization per financial              $     35,271     $     42,101     $      50,664
 statements
 ------------------------------------------------------------------------------------------------------------------

 Total assets                                                           2002             2001
 -----------------------------------------------------------------------------------------------
 Minesites:
      Round Mountain (50%)                                      $    101,633     $    110,864
      Lupin                                                           24,166           31,199
      Kettle River                                                     1,506            5,351
      McCoy/Cove                                                       7,832           21,256
 Development properties:
      Aquarius                                                        43,312           44,048
 Non-minesite assets                                                  45,241           48,086
 -----------------------------------------------------------------------------------------------
 Total assets                                                   $    223,690     $    260,804
 -----------------------------------------------------------------------------------------------


15. SEGMENT INFORMATION (cont'd.)

 Capital expenditures                                            2002              2001             2000
 ----------------------------------------------------------------------------------------------------------
 Round Mountain (50%)                                     $     8,589       $    15,033      $     4,620
 Lupin                                                          2,443             2,622            4,642
 Kettle River                                                   1,584             4,150            1,402
 McCoy/Cove                                                        12             1,002              670
 ----------------------------------------------------------------------------------------------------------

 Deferred (applied) mining expenditures                          2002              2001             2000
 ----------------------------------------------------------------------------------------------------------
 Round Mountain (50%)                                     $    (3,419)      $    (5,323)     $       411
 Lupin                                                          1,091             1,452              449
 McCoy/Cove                                                        --            (2,247)          (5,062)
 ----------------------------------------------------------------------------------------------------------

Financial information regarding geographic areas is set out below.

                                                                 2002              2001             2000
 ----------------------------------------------------------------------------------------------------------
 Revenue:
    Canada                                                $    41,420       $    53,160      $    44,370
    United States                                             165,109           184,524          236,606
 ----------------------------------------------------------------------------------------------------------
 Total revenue                                            $   206,529       $   237,684      $   280,976
 ----------------------------------------------------------------------------------------------------------

                                                                 2002              2001
 ----------------------------------------------------------------------------------------
 Assets:
    Canada                                                $    88,679       $   108,824
    United States                                             134,686           150,089
    Other                                                         325             1,891
 ----------------------------------------------------------------------------------------
 Total assets                                             $   223,690       $   260,804
 ----------------------------------------------------------------------------------------

16. HEDGING ACTIVITIES AND COMMITMENTS

The Company periodically reduces the risk of future gold price declines by hedging a portion of its production. The principal hedging tools used are gold forward sales contracts and options.

The Company assesses the exposure that may result from a hedging transaction prior to entering into the commitment, and only enters into transactions which it believes accurately hedge the underlying risk and could be safely held to maturity. The Company does not engage in the practice of trading derivative securities for profit. The Company regularly reviews its unrealized gains and losses on hedging transactions.

Credit risk is the risk that a counterparty might fail to fulfill its performance obligations under the terms of a derivative contract. The Company's credit risk related to all hedging activities is limited to the unrealized gains on outstanding contracts based on current market prices. The Company minimizes its credit risk by entering into transactions with large credit-worthy financial institutions, limiting the amount of its exposure to each counterparty, and monitoring the financial condition of its counterparties. The counterparties for the Company's current hedge positions do not require margin deposits. In addition, the Company deals only in markets it considers highly liquid to allow for situations where positions may need to be reversed. Gains and losses on the early termination or other restructuring of gold, silver and foreign currency hedging contracts are deferred until the formerly hedged items are recognized in earnings (notes 4 and 6).

Premiums paid or received on gold and silver options contracts purchased or sold are deferred and recognized in earnings on the option expiration dates (notes 4 and 6).

GOLD COMMITMENTS
As at December 31, 2002, the Company has no outstanding commitments relating to precious metals.

CURRENCY POSITION
At December 31, 2002, the Company had an obligation under foreign currency exchange contracts to purchase C$45.1 million in 2003 at an exchange rate of C$1.61 to U.S.$1.00.

15. HEDGING ACTIVITIES AND COMMITMENTS (cont'd.)

Shown below are the carrying amounts and estimated fair values of the Company's outstanding hedging instruments at December 31, 2002 and 2001.

                                                            December 31, 2002                    December 31, 2001
                                            -----------------------------------  ------------------------------------
                                                    Carrying         Estimated           Carrying         Estimated
                                                      Amount        Fair Value             Amount        Fair Value
-------------------------------------------------------------------------------  ------------------------------------
   Gold forward sales                           $         --      $         --       $         --      $      2,000
   Gold options - calls sold                              --                --               (630)             (700)
   Foreign currency contracts                             --               100                 --               100
-------------------------------------------------------------------------------  ------------------------------------
                                                                  $        100                         $      1,400
-------------------------------------------------------------------------------  ------------------------------------

Fair values are estimated for the contract settlement dates based on market quotations of various input variables. These variables are used in valuation models that estimate the fair market value.

The fair value of the Company's hedged position can be affected by market conditions beyond the Company's control. The effect of a U.S.$ 0.01 change in the exchange rate for Canadian would be approximately $0.5 million.

Hedging gains and losses represent the difference between spot or market prices and realized amounts. The hedging gains (losses) recognized in earnings are as follows.

                                                                  2002                2001                 2000
 ------------------------------------------------------------------------------------------------------------------
 Revenue:
    Gold loans and swaps                                    $       --          $      703           $    1,289
    Gold forward sales                                           7,119              22,245               25,754
    Silver forward sales                                            --               3,426                3,333
    Gold and silver options                                       (995)               (402)                (506)
 Operating costs:
    Foreign currency contracts                                    (824)             (2,113)              (1,179)
 ------------------------------------------------------------------------------------------------------------------
                                                            $    5,300          $   23,859           $   28,691
 ------------------------------------------------------------------------------------------------------------------

17. OTHER COMMITMENTS AND CONTINGENCIES

Royalties
Round Mountain mine production is subject to a net smelter return royalty ranging from 3.53% at gold prices of $320 per ounce or less to 6.35% at gold prices of $440 per ounce or more. Its production is also subject to a gross revenue royalty of 3.0%, reduced to 1.5% after $75.0 million has been paid. For the period from the date that the royalty commenced through December 31, 2002, cumulative royalties of $33.1 million have been paid.

A portion of production from the K-2 area production at Kettle River is subject to a 5% gross proceeds royalty and a net smelter return royalty ranging from 2% at gold prices of $300 per ounce or less to 3% at gold prices of $400 per ounce or more.

OPERATING LEASE COMMITMENTS
The Company's principal lease commitments are for equipment and office premises. The Company incurred $1.4 million in rental expense in 2002, net of $1.8 million in rental income related to office subleases. The Company's commitments under the remaining terms of the leases are approximately $4.7 million, payable as follows: $1.6 million in 2003, $1.5 million in 2004, $1.0 million in 2005, $0.1 million in 2006, $0.1 million in 2007 and $0.4 million thereafter.

17. OTHER COMMITMENTS AND CONTINGENCIES (cont'd.)

SUMMA
In September 1992, Summa Corporation commenced a lawsuit against two indirect subsidiaries of the Company, Echo Bay Exploration Inc. and Echo Bay Management Corporation (together the "Subsidiaries") alleging improper deductions in the calculation of royalties payable over several years of production at McCoy/Cove and another mine, which is no longer in operation. The matter was tried in the Nevada State Court in April 1997, with Summa claiming more than $13 million in damages, and, in September 1997, judgment was rendered for the Subsidiaries. The decision was appealed by Summa to the Supreme Court of Nevada, which in April 2000 reversed the decision of the trial court and remanded the case back to the trial court for "a calculation of the appropriate [royalties] in a manner not inconsistent with this order." The case was decided by a panel comprised of three of the seven Justices of the Supreme Court of Nevada and the Subsidiaries petitioned that panel for a rehearing. The petition was denied by the three member panel on May 15, 2000 and remanded to the lower court for consideration of other defences and arguments put forth by the Subsidiaries. The Subsidiaries filed a petition for a hearing before the full Supreme Court and on December 22, 2000, the Court recalled its previous decision.

Both the Subsidiaries and their counsel believe that grounds exist to modify or reverse the decision. The Company has $1.5 million accrued related to this litigation. If the appellate reversal of the trial decision is maintained and the trial court, on remand, were to dismiss all of the Subsidiaries' defences, the royalty calculation at McCoy/Cove would change and additional royalties would be payable. Neither the Company, nor counsel to the Subsidiaries believe it is possible to quantify the precise liability pursuant to a revised royalty calculation.

HANDY AND HARMAN
On March 29, 2000, Handy & Harman Refining Group, Inc., which operated a facility used by the Company for the refinement of dore bars, filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The Company has filed a claim for gold and silver accounts at this refining facility with an estimated market value of approximately $2.2 million at the time the shipments were made. The Company has fully provided for this amount as unrecoverable including a charge of $1.5 million in 2002. Further, in March 2002, the liquidating trustee for Handy & Harman commenced a series of adversary proceedings against numerous creditors, including two Company subsidiaries, alleging that certain creditors received preferential payments in metal or otherwise. The preferential payment claims against the Company's subsidiaries approximate $9.0 million. The ultimate amount recoverable or payable will depend on the success or failure of the liquidating trustee in prosecuting these claims. The ultimate percentage payout by the liquidating trustee will also be affected by the success or failure of the trustee in prosecuting preferential payment claims against all creditors. The trustee currently projects the ultimate distribution of funds to be 50% to 60% of amounts owed to creditors. Based on this range, the maximum liability to the Company would be $3.4 million assuming a 50% payout to creditors and no success in defending any of the preferential payment claims while the maximum amount recoverable would be $1.3 million assuming a 60% payout to creditors and success in defending itself against all of the preferential payment claims. The Company intends to oppose the preferential payment claims vigorously. The outcome of these proceedings is uncertain at this time. As such, the Company has not made any provision with respect to the preferential payment claims.

OTHER
In November 2001, two former employees of the Corporation brought a claim against the Company pursuant to the Class Proceedings Act (British Columbia) as a result of the temporary suspension of operations at the Company's Lupin mine in the spring of 1998 and the layoff of employees at that time. The Company does not know at this time the amount being claimed by the former employees nor whether the claim is appropriate for certification as a class action. On August 12, 2002, the Supreme Court of British Columbia decided it had such jurisdiction. The Company is appealing the decision. No determination has been made by this Court as to whether this action is suitable for certification as a class action and no decision has been rendered with respect to the merits of the action.

SECURITY FOR RECLAMATION
Certain of the Company's subsidiaries have provided corporate guarantees and other forms of security to regulatory authorities in connection with future reclamation activities. Early in 2001, regulators in Nevada called upon two of the Company's subsidiaries to provide other security to replace corporate guarantees that had been given in respect of the Round Mountain and McCoy/Cove operations. The McCoy/Cove complex and the associated reclamation obligation was conveyed to a subsidiary of Newmont on February 7, 2003 as described in note 18. The regulatory request, relevant to operations at Round Mountain, seeks replacement security of approximately $16 million to bring the total to approximately $22 million, the Company's 50% share. The Company disagrees with the regulators' position and believes that the subsidiary qualifies under the criteria set out for corporate guarantees and will oppose the regulatory position. Although the outcome cannot be predicted, the Company and their counsel believe that the Company will prevail. 18.

SUBSEQUENT EVENTS

(A)  BUSINESS COMBINATION
On June 10, 2002, the Company, Kinross Gold Corporation ("Kinross") and TVX Gold Inc. ("TVX") announced they had entered into an agreement providing for the proposed combination of the companies (the "Kinross Combination"). In a concurrent transaction, TVX agreed to acquire from Newmont Mining Corporation ("Newmont") the interest in the TVX Newmont Americas joint venture that it did not already own. The combination of the companies was conditional upon the completion of this purchase. On January 31, 2003 the purchase from Newmont and the proposed combination were completed. As such, shareholders of Echo Bay (other than Kinross) received 0.1733 of a Kinross common share for each Echo Bay common share after giving effect to a one-for-three share consolidation of the outstanding common shares of Kinross immediately prior to the combination. As a result, the Company and its subsidiaries are now wholly-owned subsidiaries of Kinross. Common shares of the Company were delisted from the Toronto and American Stock Exchanges and outstanding warrants are exercisable for Kinross common stock as described in note 12.

(B)  DISPOSITION OF MCCOY/COVE
On June 9, 2002, Echo Bay Exploration Inc. and Echo Bay Minerals Company, two subsidiaries of the Company, entered into an asset purchase agreement with Newmont USA, a subsidiary of Newmont, providing for the conveyance of the McCoy/Cove complex in Nevada, U.S.A.. The agreement replaces a letter agreement dated February 13, 2002 related to the conveyance of the McCoy/Cove complex which called for a payment to the seller of $6 million and the assumption by Newmont of all reclamation and closure obligations. Under the February 13, 2002 letter agreement, Newmont had no obligation to complete the transaction. Newmont indicated it was willing to proceed with the conveyance of the McCoy/Cove complex only if the Kinross Combination was completed and the cash payment was eliminated. Accordingly, a new agreement was reached expressly containing these two conditions. The closing of the transaction was subject to, among other conditions, the completion of the Kinross Combination. The Kinross Combination was completed January 31, 2003 and the McCoy/Cove assets were conveyed to Newmont on February 7, 2003. In consideration, Newmont has agreed to assume all liabilities and obligations relating to the reclamation or remediation required for the McCoy/Cove complex.

(C)  NEW CREDIT FACILITY
On February 27, 2003, Round Mountain Gold Corporation, a wholly-owned subsidiary of the Company along with Kinross and two of its wholly-owned subsidiaries ("the Borrowers"), entered into a new syndicated credit facility. The new syndicated credit facility has a maturity date of December 31, 2005 and a total committed amount of $125.0 million. The primary purpose of the credit facility is to enable the Borrowers to issue letters of credit to various regulatory agencies to satisfy financial assurance requirements. Shares of Round Mountain Gold Corporation along with various other assets of Kinross are pledged as collateral for this facility.